24X NATIONAL EXCHANGE LLC
ONE LANDMARK SQUARE, 18TH FLOOR
STAMFORD, CONNECTICUT 06901

June 30, 2025

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F Street NE
Washington, DC 20549-1090

Re: 24X National Exchange LLC – Amendment 2 to Form 1

Dear Trading and Markets Staff:

On behalf of 24X National Exchange LLC ("24X" or the "Exchange"), we hereby file the second amendment to 24X's Form 1 pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.

This amendment includes complete Exhibits D, I, K, M and N pursuant to Exchange Act Rule 6a-2(b):

- Exhibit D (updated to provide financial statements for the latest fiscal year for each affiliate of the Exchange)
- Exhibit I (updated to provide unaudited financial statements for the latest fiscal year for the Exchange)
- Exhibit K (revised to provide updated ownership percentages)
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file)
- Exhibit N (included as part of annual submission but no changes as compared to Exhibit on file).

In addition, this amendment includes complete Exhibits A, B, C and J pursuant to Exchange Act Rule 6a-2(c):

- Exhibit A (included as part of the periodic submission but no changes as compared to Exhibit on file)

- Exhibit B (included as part of periodic submission but no changes as compared to Exhibit on file)

- Exhibit C (updated to provide additional affiliate information)

- Exhibit J (revised to provide updated officer information).

Should you have any questions regarding this amendment, please feel free to contact the undersigned at david@24exchange.com.

Regards,

/s/ David Sassoon

Enclosures

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 6/30/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: 24X National Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   One Landmark Square, Suite 1815, Stamford, CT 06901

25000227

3. Provide the applicant's mailing address (if different):
   Same as above
4. Provide the applicant's business telephone and facsimile number:
   (203) 212-8031, (917) 796-3315
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   David Sassoon General Counsel 917-796-3315
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Andre E. Owens, WilmerHale, 2100 Pennsylvania Avenue NW, Washington, DC 20037 USA
   David Sassoon, 24X National Exchange LLC, One Landmark Square, Suite 1815, Stamford, CT 06901
7. Provide the date applicant's fiscal year ends: December 31st
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/28/21 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/26/25 24X National Exchange LLC
(MM/DD/YY) (Name of applicant)

By: [signature] Dmitri Galinov
(Signature) (Printed Name and Title)

Subscribed and sworn before me this 26 day of June, 2025 by Frank Padron
(Month) (Year) (Notary Public)

My Commission expires 03/16/2028 County of Miami-Dade State of FL

FRANK PADRON
Commission # HH 472545
Expires March 16, 2028
NOTARY PUBLIC STATE OF FLORIDA

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

24X National Exchange LLC
Date of filing: June 30, 2025
Date as of which the information is accurate: June 30, 2025

EXHIBIT A

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit A-1 Certificate of Formation of 24X National Exchange LLC

Exhibit A-2 Limited Liability Company Agreement of 24X National Exchange LLC

Exhibit A-3 Amended and Restated Limited Liability Company of 24X National Exchange LLC

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:51 PM 09/28/2021
FILED 08:51 PM 09/28/2021
SR 20213370125 - File Number 6267825

CERTIFICATE OF FORMATION

OF

24X NATIONAL EXCHANGE LLC

FIRST: The name of the limited liability company is 24X National Exchange LLC (the "Company").

SECOND: The address of the Company's registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, in the county of New Castle. The name of the Company's registered agent for service of process in the State of Delaware at such address is The Corporation Trust Company.

THIRD: The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no member or manager of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member or acting as a manager of the Company.

FOURTH: This Certificate of Formation is effective upon filing.

FIFTH: The Company shall have perpetual existence.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of 24X National Exchange LLC this 28th day of September, 2021.

DocuSigned by:

By: ______________________
607774EAF1D04C6...

________, Authorized Person
Dmitri Galinov

LIMITED LIABILITY COMPANY AGREEMENT
OF
24X NATIONAL EXCHANGE LLC

This **LIMITED LIABILITY COMPANY AGREEMENT** of 24X National Exchange LLC (such agreement, as amended from time to time, shall be referred to herein as this "**Agreement**"), effective as of **February 1, 2022** (the "**Effective Date**"), is entered into by 24X US Holdings LLC, a Delaware limited liability company ("**Holdings**"), as Member (as hereinafter defined), and each of those other Members executing this Agreement from time to time in accordance with the terms hereof.

EXPLANATORY STATEMENT

The Company was formed pursuant to a Certificate of Formation (the "**Certificate**") filed with the Secretary of State of Delaware on September 28, 2021. Holdings has determined to enter into this Agreement to govern the management and operation of the Company and the relationship of the parties in accordance with the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

For good and valuable consideration, the parties, intending legally to be bound, agree as follows:

ARTICLE I

Definitions

In addition to any terms that are defined in the text of this Agreement, capitalized terms shall have the following meanings.

(a) "Act" means the Delaware Limited Liability Company Act, as amended from time to time.

(b) "Affiliate" means a Person who, directly or indirectly, Controls, is Controlled by, or is under common Control with, such other Person.

(c) "Applicable Law" means (i) the provisions of all applicable statutes and laws of the United States of America, the states thereof (including the Act), and all other countries in which the Company or any of its Affiliates are then doing business, and (ii) the constitution, by-laws, rules, regulations, orders, customs and usage of (A) the Company and (B) any United States, state or foreign governmental, regulatory or self-regulatory authority, in each case having jurisdiction over the Company or any of its Affiliates.

(d) "Board" means the Board of Directors of the Company.

(e) "Cash Flow" means the revenues and other cash receipts of the Company minus the expenditures of the Company. Cash Flow will not include reserves established by the Board from time to time except to the extent released from the reserves in question for distribution.

(f) "Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

(g) "Committee" and "Committees" mean each of the committees described in Section 6.2(a) or otherwise established by the Board in accordance with Section 6.2(a).

(h) "Company" means the limited liability company formed in accordance with the Certificate.

(i) "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. A Person is presumed to control another Person if the Person: (i) is a Director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25 percent or more of a class of voting securities or has the power to sell or direct the sale of 25 percent or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25 percent or more of the capital. The terms "controlling" or "controlled" have meanings correlative to the foregoing.

(j) "Director" means an individual elected or appointed to the Board from time to time in accordance with this Agreement.

(k) "Exchange" means the national securities exchange operated by the Company.

(l) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Securities Exchange Act of 1934, as amended.

(m) "Exchange Rules" means the Rulebook of the Company.

(n) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; provided, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or an affiliate thereof.

(o) "Interest" means a limited liability company interest in the Company entitling the holder thereof to receive a share of the Profits and Losses of, and the right to receive distributions from, the Company in accordance with the terms of this Agreement.

(p) "Interest Holder" means any Person who holds an Interest, whether as a Member or as an unadmitted assignee of a Member.

(q) "Majority-in-Interest of the Members" means a Member or Members with a Percentage Interest exceeding fifty percent (50%).

(r) "Member" means each Person signing this Agreement and any Person who subsequently is admitted as a member in the Company.

(s) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to this Agreement.

(t) "Member Representative Director" means a Director who has been elected or appointed to the Board from time to time in accordance with this Agreement after having been nominated by the Member Nominating Committee. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member.

(u) "Membership Rights" means all of the rights of a Member in the Company, including a Member's: (i) Interests; (ii) right to inspect the Company's books and records; and (iii) right to vote on matters coming before the Members, if any.

(v) "Officer" means any individual from time to time authorized or appointed by the Board to act as an officer or representative of the Company on a general basis or for a specific purpose, which individual shall act for and bind the Company as authorized by the Board.

(w) "Percentage Interest" means, for any Interest Holder, the percentage interest of such Interest Holder in the Company as set forth on **Exhibit A**.

(x) "Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

(y) "Profit" and "Loss" mean, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with the Code.

(z) "Resignation" (including its correlative meaning, "Resign") means a Member's resignation from the Company by any means.

(aa) "Secretary" means the Delaware Secretary of State.

(bb) "Transfer" means, when used as a noun, any direct or indirect sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means to, directly or indirectly, sell, hypothecate, pledge, assign, or otherwise transfer.

ARTICLE II

Formation and Name; Office; Purpose; Term

Section 2.1. Formation of the Company. The Company was formed upon the execution and filing of the Certificate with the Secretary.

Section 2.2. Name. The name of the Company shall be "24X National Exchange LLC". The Company may do business under that name and under any other name or names as may be determined by the Board.

Section 2.3. Purpose. The purposes of the Company shall be to (i) conduct and carry on the function of a national securities exchange in accordance with the Securities Exchange Act of 1934, as amended, (ii) engage in any and all activities necessary, desirable or incidental to the accomplishment of the foregoing and (iii) engage in any other lawful act or activity for which limited liability companies may be organized under the Act, as determined by the Board.

Section 2.4. Term. The term of the Company began upon the filing of the Certificate with the Secretary and shall continue in perpetual existence until dissolved pursuant to this Agreement. The registered office of the Company in the State of Delaware shall be as set forth in the Certificate.

Section 2.5. Location of Principal Place of Business. The principal office and place of business of the Company shall be located at 2655 Lejeune Road, Suite 1110, Coral Gables Florida 33134, or at such other place as the Board may designate from time to time. The name and address of the Company's registered agent in the State of Delaware shall be as set forth in the Certificate.

ARTICLE III

Members; Capital; Profit, Loss and Distribution

Section 3.1. Members. The name, present mailing address and Percentage Interest of each Member are set forth on **Exhibit A**. A Majority-in-Interest of the Members shall have the right to admit additional Members from time to time as it determines in its sole discretion. If at any time a Majority-in-Interest of the Members deems it to be in the best interest of the Company to raise additional equity capital to properly carry out the Company's business and affairs, the Company shall have the right to (a) raise additional equity capital for infusion into the Company from Members or other Persons and issue Interests on terms that may be senior to, junior to, or on parity with, the terms of the Interests held by then-existing Members, and (b) admit the Persons investing such equity capital as additional Members. In addition, the Company may obtain funds through loans (which may be made by a Member) having such terms and conditions as a Majority-in-Interest of the Members, in its reasonable discretion, deems to be in the best interest of the Company. The Company shall amend **Exhibit A** from time to time to reflect changes in the identity of the Members and changes in information set forth on **Exhibit A**.

Section 3.2. Capital. It is acknowledged that Holdings has made all capital contributions to the capital of the Company required to be made by Holdings as of the Effective Date. From time to time the Members may, but shall not be obligated to, contribute additional capital or make loans to the Company, all at such times and upon such terms as the Board shall approve. No Member or Interest Holder shall be required to contribute any additional capital to the Company, and no Member or Interest Holder shall have any personal liability for any obligations of the Company.

Section 3.3. Profit, Loss and Distributions. Cash Flow for each taxable year of the Company shall be distributed to the Interest Holders, at such time as determined by the Board, in proportion to the Interest Holders' respective Percentage Interest. All Profit or Loss shall be allocated to the Interest Holders in proportion to their respective Percentage Interest. If the Company is dissolved, the assets of the Company shall be distributed as provided in **Article IV**.

ARTICLE IV

Dissolution

The Company shall be dissolved only if the Board determines to dissolve the Company or if the Company has no Members and no Interest Holder agrees in writing, within thirty (30) days after the occurrence of the event pursuant to which the last Person ceased to be a Member, to become a Member and be bound by the terms and conditions of this Agreement. If the Company is dissolved, the affairs of the Company shall be wound up. On winding up of the Company, the assets of the Company shall be distributed, first, to non-Interest Holder creditors of the Company in satisfaction of the liabilities of the Company, second, to creditors of the Company who are also Interest Holders in satisfaction of the liabilities of the Company but not including those liabilities to the Interest Holders in their capacity as Interest Holders, and then to the Interest Holders in proportion to their Percentage Interest.

ARTICLE V

Transfer and Resignation

Except as otherwise expressly permitted by this Agreement, no Member shall have the right, without the prior written consent of the Board, to Transfer all or any part of such Member's Membership Rights; *provided, however*, that if the Transfer is a transfer by operation of law, the dissolution of a non-individual Person or otherwise, and if the result of such transfer would be the Resignation of the last remaining Member in the Company, then the transferee(s) will be automatically admitted as Member(s) in the Company; *provided, further* that any of such transferee(s) may elect, at any time on or before ninety (90) days after such Transfer to such transferee, to Resign as a Member in the Company, such Resignation to be effective retroactive to the date of such Transfer. Except as provided in the preceding sentence, no Member shall have the right to Resign without the prior written consent of Holdings. The Company shall not be obligated to purchase the Interests of any Person who has Resigned for its fair value or otherwise. Notwithstanding any provision contained in this Agreement to the contrary, Holdings shall have the right, without the consent of the Board, to Transfer all or any part of Holdings' Membership Rights, and such transferees shall automatically be deemed to be admitted as a Member in the Company. The Interests and other Membership Rights are securities governed by Article 8 of the Uniform Commercial Code as in effect in the state of Delaware. Interests and Membership Rights shall not be certificated. The transferee of a Transfer for collateral purposes shall not be admitted as a Member in the Company until such time, if any, as the transferee has realized upon the Membership Rights pledged to it or has acquired such Membership Rights in lieu of such realization and such transferee expressly agrees in writing to be bound to the terms and conditions of this Agreement.

ARTICLE VI

Powers, Rights and Duties of the Board

Section 6.1. Management of the Company.

(a) Board. Except as otherwise provided in this Agreement, the business and affairs of the Company shall be exclusively managed under the direction of a Board, subject to any power and authority delegated to the Officers as provided in **Article VIII**, and the Board shall have all right and powers of a "manager" under the Act. Except as otherwise specifically provided herein or by Applicable Law, the Board has the power by itself or through agents, and is authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its sole discretion deem necessary or advisable in that regard. A member of the Board acting individually in his or her capacity has the power to act or bind the Company to the extent expressly authorized to do so by the Board. The Chairman of the Board, the President and the Secretary of the Company from time to time shall be deemed to be authorized persons within the meaning of the Act, to execute and file any amendments to, or restatements of, the Company's Certificate with the Secretary and any applicable filings as a foreign limited liability company in any state where such filings may be necessary or desirable. The Board may establish such other rules and procedures for its deliberations as it may deem necessary or desirable.

(b) Number, Election. The Board shall consist of a minimum of six (6) or more Directors, the number thereof to be determined from time to time by resolutions of Holdings, on and after the date in which the Company commences operations as a national securities exchange. Holdings shall appoint a Chairman of the Board from among the Directors, who shall hold office until his or her successor is appointed and qualified or until his or her earlier resignation or removal.

(c) Composition of the Board. At all times after the date in which the Company commences operations as a national securities exchange, the Board shall consist of one (1) Director who is the Chief Executive Officer of the Company, at minimum three (3) Independent Directors, and the number of Membership Representative Directors shall be at least twenty (20) percent of the Board, provided that if twenty percent of the Directors then serving on the Board is not a whole number, such minimum number of Representative Directors shall be rounded up to the next whole number.

(d) Removal and Resignation of Directors. Members of the Board may be removed from, and substitute or additional members of the Board may be appointed to, the Board, at any time by a Majority-in-Interest of the Members. The Board shall have procedures, as may be further set forth in policies that the Company may adopt, to remove a member from the Board where the conduct of such member is likely to be prejudicial to the sound and prudent management of the Company.

(e) Compensation of Directors. Members of the Board may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board may from time to time determine. No such payment shall preclude any Director from serving the Company or any of its Affiliates in any other capacity and receiving compensation for such service. The compensation of Public Directors shall not be linked to the business performance of the Company.

(f) Meetings of the Board.

(i) Time and Place. Meetings of the Board will be held at such times, on such dates and at such places as the Board may from time to time establish by resolution or otherwise in accordance with this Agreement. Any or all members of the Board may participate in such meetings by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting will constitute presence in person at such a meeting.

(ii) Quorum and Voting. At each meeting of the Board, a whole number of directors equal to at least a majority of the total number of Directors constituting the entire Board (including any vacancies) shall constitute a quorum for the transaction of business. The Directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Directors to leave less than a quorum. In case at any meeting of the Board a quorum shall not be present, the members or a majority of the members of the Board present may adjourn the meeting from time to time until a quorum shall be present.

(iii) Special Meetings. Special meetings of the Board may be called by the Chairman of the Board or upon the written request of any two members of the Board. The Chairman will give at least two (2) business days' notice of such meetings to each member of the Board, unless all members of the Board agree to a shorter time period for such notice.

(iv) Decisions of the Board. Decisions of the Board will require the approval of a majority of the members of the Board present at a meeting; *provided* that should the Board be unable to render a decision due to either a tie in the vote or more than one Board member being recused with respect to the issue being voted upon, then Holdings, as the sole Member of the Company, may make the decision in lieu of the Board.

(v) Written Consents in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, then in office consent thereto in writing or by electronic transmission, which such writing or electronic transmission shall be filed with the minutes of proceedings of the Board or committee.

Section 6.2. Committees of the Board.

(a) Committees Generally. At all times after the date in which the Company commences operations as a national securities exchange, the Committees of the Company shall consist of an Appeals Committee, a Nominating Committee, a Member Nominating Committee, a Regulatory Oversight Committee, and such other Committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by this Agreement or the Exchange Rules, or as is delegated to them by the Board. All Committees are subject to the control and supervision of the Board.

(b) Appointment and Removal; Vacancies; Term.

(i) Committee Appointments; Removal. The members of each Committee shall be appointed consistent with, and subject to, the provisions of this Agreement and the respective charter for each Committee. The Chairman of the Board may, at any time, with or without cause, remove any member of a Committee which he or she has appointed, with the approval of the Board.

(ii) Committee Membership Termination. The term of office of a Committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (x) that the Committee member no longer satisfies the classification for which the Committee member was selected; or (y) that the Committee member's continued service as such would violate the compositional requirements of such Committee set forth in this Section 6.2.

(iii) Committee Vacancies. Any vacancy occurring in a Committee (other than a vacancy in the Nominating Committee or the Member Nominating Committee) shall be filled by the Chairman of the Board, with the approval of the Board, for the remainder of the term of the Committee member whose resignation or removal resulted in such vacancy. Any vacancy occurring in the Nominating Committee or the Member Nominating Committee shall be filled in accordance with Section 6.2(g)(ii).

(iv) Committee Terms. Except as otherwise provided or permitted by this Agreement, Committee members shall hold office for a one (1)-year period.

(c) Powers and Duties of Committees. To the extent so provided in a resolution of the Board, any Committee that consists solely of Directors shall have, and may exercise, all the powers and authority of the Board in the management of the business and affairs of the Company.

(d) Conduct of Committee Proceedings. Except as otherwise provided in this Agreement or by the Board, each Committee may adopt its own rules of procedure and may meet at stated times or on such notice as such Committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

(e) Voting, Quorum and Action by Committees. Each Committee member shall be entitled to one (1) vote. Unless otherwise required by this Agreement, the presence of a majority of the number of Committee members serving on a Committee shall constitute a quorum for the transaction of business of such Committee. If a quorum shall not be present at any meeting of a Committee, the Committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Committee members present at any meeting at which there is a quorum shall be the act of such Committee except as may be otherwise specifically provided by Applicable Law or this Agreement.

(f) Appeals Committee. The Chairman of the Board, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of at least two (2) Independent Directors and at least one (1) Member Representative Director.

(g) Nominating Committee and Member Nominating Committee.

(i) Director Nominations. The Nominating Committee shall nominate candidates for election to the Board by Holdings, on an annual basis, and for all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Section 6.1(c). A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee. For the avoidance of doubt, except as otherwise provided in this Agreement or by Applicable Law, the Nominating Committee shall follow the recommendations of the Member Nominating Committee in all matters pertaining to the nomination of Member Representative Directors.

(ii) Committee Member Nomination and Election. The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of Holdings. In the case of any vacancy occurring on a Nominating Committee or Member Nominating Committee during a calendar year, the remaining members of the Nominating Committee or Member Nominating Committee, as applicable, shall nominate a candidate to fill such vacancy and such candidate shall be elected by vote of Holdings.

(iii) Member Nominating Committee Consultation; Election by Exchange Members. The Member Nominating Committee shall consult with the Nominating Committee and the Chairman of the Board and shall solicit comments from Exchange Members for the purpose of identifying names of candidates for election to the position of Member Representative Director. Upon identifying a list of candidates, the Member Nominating Committee shall permit each Exchange Member to cast one (1) vote for each available Member Representative Director nomination. Such vote shall be conducted in accordance with the charter of the Member Nominating Committee. The individuals who receive the most votes shall be selected by the Member Nominating Committee as the nominees for the Member Representative Director positions to be submitted to the Nominating Committee in accordance with Section 6.2(g)(i).

(h) Regulatory Oversight Committee.

(i) Appointments; Regulatory and SRO Responsibilities. The Chairman of the Board, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, assess the Exchange's regulatory performance, and assist the Board and Committees in reviewing the regulatory plan and the overall effectiveness of the Exchange's regulatory functions.

(ii) Budget Review; Meetings. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session.

(iii) Chief Regulatory Officer Goals, Performance and Compensation. The Regulatory Oversight Committee shall also, in consultation with the CEO, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel.

(iv) Autonomy; Independence. To the extent that the CEO has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the CEO does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(v) Committee Directors. Each member of the Regulatory Oversight Committee shall be an Independent Director.

ARTICLE VII

Liability and Indemnification

Section 7.1. Except as otherwise required by non-waivable provisions of Applicable Law or as expressly set forth in this Agreement, no Interest Holder shall have any personal liability whatsoever in such Interest Holder's capacity as an Interest Holder in excess of its capital contribution, whether to the Company, to any of the other Interest Holders, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company, other than arising out of a breach of this Agreement by such Interest Holder.

Section 7.2. None of the Members, the Directors or the Officers shall be personally liable for the return of any portion of the capital contributions (or any return thereon) of the Interest Holders and the return, if any, of such capital contributions (or any return thereon) shall be made solely from assets of the Company. None of the Members or the Directors or Officers shall be required to pay to the Company or any Interest Holder any deficit in any Interest Holder's capital account upon dissolution of the Company or otherwise. None of the Members, Directors or the Officers shall be liable, responsible or accountable, in damages or otherwise, to any Interest Holder or to the Company for any act performed by such Member, Director or such Officer within the scope of the authority conferred on the Members, Directors or the Officers by this Agreement, except for gross negligence, fraud, bad faith or a material breach of this Agreement.

Section 7.3. The Company shall, to the fullest extent permitted by the Act, indemnify and hold harmless the Interest Holders, Members, Directors, Officers and their respective partners, shareholders, members, officers, trustees, advisory board, directors, employees, attorneys and agents and other affiliates (collectively, the "**Indemnified Parties**") from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company or by reason of the fact that such Person is or was an Interest Holder, Member, Director, Officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, trustee, member, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding or claim, unless the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based arose out of such Indemnified Party's gross negligence or were performed or omitted fraudulently or in bad faith by such Indemnified Party or constituted a material breach of this Agreement. If any claim for indemnification is based on a claim by a third party (a "**Third Party Claim**"), the Indemnified Party in question shall give prompt written notice thereof to the Company and shall permit the Company to defend and/or settle such Third Party Claim, so long as it does so diligently and in good faith; *provided*, *however*, that no compromise or settlement of any claim may be effected by the Company without the Indemnified Party's consent (which will not be unreasonably withheld, conditioned or delayed) unless the sole relief provided is monetary damages that are paid in full by the Company. Any such indemnification shall only be from the assets or insurance of the Company and no Interest Holder shall be required to contribute capital to the Company to satisfy any such indemnification. Any such indemnification shall be paid by the Company in advance of the final disposition of any such action, proceeding or claim upon receipt of an undertaking by or on behalf of the Indemnified Party seeking advancement to repay the amount advanced should it ultimately be determined that the Indemnified Party was not entitled to be indemnified hereunder or under the Act.

ARTICLE VIII

Officers

Section 8.1. Officers; Election or Appointment. The Board at any time and from time to time may elect a Chief Executive Officer, Chief Regulatory Officer and one or more other Officers to the extent the Board deems necessary or desirable. The Board at any time and from time to time may authorize any Officer of the Company to appoint one or more Officers. Except with respect to the position of Chief Compliance Officer, any number of offices may be held by the same person and Directors may hold any office unless this Agreement otherwise provides. Any Officer may also be a Director, officer, partner or employee of the Company or any of its Affiliates.

Section 8.2. Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board electing or authorizing the appointment of any Officer, each Officer shall hold office until his or her successor is elected or appointed and qualified or until his or her earlier resignation or removal. Any Officer may resign at any time upon written notice to the Board or to such Person(s) as the Board may designate. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any Officer with or without cause at any time. Any Officer authorized by the Board to appoint a person to hold an office of the Company may also remove such person from such office with or without cause at any time, unless otherwise provided in the resolution of the Board providing such authorization. Any vacancy occurring in any office of the Company by death, resignation, removal or otherwise may be filled by the Board at any regular or special meeting or by an Officer authorized by the Board to appoint a person to hold such office.

Section 8.3. Powers and Duties. The Officers of the Company shall have such powers and duties in the management of the Company as shall be stated in this Agreement or in a resolution of the Board, which is not inconsistent with this Agreement and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE IX

Books, Accounting, and Partnership Representative

All funds of the Company shall be deposited in such bank or other investment accounts as the Board shall approve. All such accounts shall be in the Company's name. The annual accounting period of the Company shall be the calendar year. Holdings (or any other individual designated by Holdings) shall be designated as the "partnership representative", as defined in Code Section 6223 (as in effect following the effective date of its amendment by Section 1101 of H.R. 1314) (the "Partnership Representative") and the Company and the Members shall complete any necessary actions (including executing any required certificates or other documents) to effect such designation. The Partnership Representative shall be entitled to rely in good faith on the advice of outside legal counsel and accountants as to the nature and scope of the Partnership Representative's responsibilities and authority, and any act or omission of the Partnership Representative pursuant to such advice in no event shall subject the Partnership Representative to liability to the Company or the Members.

ARTICLE X

General Provisions

Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a "**notice**") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, or sent by recognized overnight delivery service. A notice must be addressed to an Interest Holder or Member at the Interest Holder's or Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. Notices shall be deemed given upon receipt or refusal to accept delivery. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees. This Agreement constitutes the complete and exclusive statement of the agreement among the Members and supersedes all prior written and oral statements, including any prior representation, statement, condition or warranty. This Agreement may not be amended without the written consent of the Majority-in-Interest of the Members. This Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns. Nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the undersigned has executed this Limited Liability Company Agreement as of the date first set forth above.

24X US HOLDINGS LLC:

DocuSigned by:

607774EAF1D04C6...

By: ______________________________

Name: Dmitri Galinov

Its: Director

EXHIBIT A

NAME, ADDRESS AND PERCENTAGE INTEREST

Name and Address	Percentage Interest
24X US Holdings LLC 2655 Lejeune Road Suite 1110 Coral Gables, Florida 33134	100%

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF 24X NATIONAL EXCHANGE LLC

This **SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT** of 24X National Exchange LLC (such agreement, as amended from time to time, shall be referred to herein as this "**Agreement**"), effective as of December 9, 2024, (the "**Effective Date**"), is entered into by 24X US Holdings LLC, a Delaware limited liability company ("**Holdings**"), as Member (as hereinafter defined).

EXPLANATORY STATEMENT

A. The Company was formed pursuant to a Certificate of Formation (the "**Certificate**") filed with the Secretary of State of Delaware on September 28, 2021, and is currently governed by that certain Amended and Restated Limited Liability Company Agreement of the Company, effective as of October 21, 2022 (the "**Existing Agreement**").

B. Holdings has determined to amend and restate the Existing Agreement to, among other things, govern the management and operation of the Company and the relationship of Holdings and the Company from and after the Effective Date in accordance with the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

For good and valuable consideration, the parties, intending legally to be bound, agree as follows:

ARTICLE I

Definitions

In addition to any terms that are defined in the text of this Agreement, capitalized terms shall have the following meanings.

(a) "Act" means the Delaware Limited Liability Company Act, as amended from time to time.

(b) "Affiliate" means, with respect to any Person, any other Person, directly or indirectly, Controlling, Controlled by, or under common Control with, such Person.

(c) "Applicable Law" means (i) the provisions of all applicable statutes and laws of the United States of America, the states thereof (including the Act), and all other countries in which the Company or any of its Affiliates are then doing business, and (ii) the constitution, by-laws, rules, regulations, orders, customs and usage of (A) the Company and (B) any United States, state or foreign governmental, regulatory or self-regulatory authority, in each case having jurisdiction over the Company or any of its Affiliates.

(d) "Board" means the Board of Directors of the Company.

(e) "broker" shall have the same meaning as in Section 3(a)(4) of the Exchange Act.

(f) "Cash Flow" means the revenues and other cash receipts of the Company minus the expenditures of the Company. Cash Flow will not include reserves established by the Board from time to time except to the extent released from the reserves in question for distribution.

(g) "Code" means the U.S. Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

(h) "Committee" and "Committees" mean each of the committees described in Section 6.2(a) or otherwise established by the Board in accordance with Section 6.2(a).

(i) "Company" means the limited liability company formed in accordance with the Certificate.

(j) "Control" means the ownership, directly or indirectly, of fifty percent (50%) or more of the voting equity share capital of a specific Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person of which it owns, directly or indirectly, a majority of the ownership or voting interests.

(k) "dealer" shall have the same meaning as Section 3(a)(5) of the Exchange Act.

(l) "Director" means an individual elected or appointed to the Board from time to time in accordance with this Agreement.

(m) "Exchange" means the national securities exchange operated by the Company.

(n) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute, and the applicable rules and regulations promulgated thereunder.

(o) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange

Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Exchange Act.

(p) "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Exchange Act.

(q) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(r) "Governmental Authority" means any nation or government, any state or other political subdivision thereof, and any supra-national, governmental, federal, state, provincial, local governmental or municipal entity or authority and any SRO or other self-regulatory or quasi-governmental organization exercising executive, legislative, judicial, regulatory or administrative functions or pertaining to government (including, in each case, any branch, department or official thereof).

(s) "Holdings LLC Agreement" means the Limited Liability Company Agreement of Holdings as may be amended from time to time.

(t) "Independent Committee Member" means a member of any Committee who has no material relationship with the Company or any Affiliate of the Company, or any Exchange Member or any Affiliate of any such Exchange Member, other than as member of such Committee. The term "Independent Committee Member" may but is not required to refer to an Independent Director who serves on a Committee; provided, however, that an individual who otherwise qualifies as an Independent Committee Member shall not be disqualified from serving in such capacity solely because such individual is an Independent Director of the Company or a Manager of 24X Bermuda Holdings LLC (as defined in its Third Amended and Restated Limited Liability Company Operating Agreement, as may be amended from time to time).

(u) "Industry Committee or Panel Member" means a member of any Committee or hearing panel who (i) is or has served during the prior three (3) years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent (10%) of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent (5%) of the gross revenues received by the consolidated entity; (iii) owns more than five percent (5%) of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent (10%) of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute twenty percent (20%) or more of the professional revenues received by the

Director or twenty percent (20%) or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns fifty percent (50%) or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute twenty percent (20%) or more of the professional revenues received by the Director or member or twenty percent (20%) or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three (3) years.

(v) "Independent Director" means a Director who has no material relationship with the Company or any Affiliate of the Company, or any Exchange Member or any Affiliate of any such Exchange Member; provided, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or a Manager of 24X Bermuda Holdings LLC (as defined in its Third Amended and Restated Limited Liability Company Operating Agreement, as may be amended from time to time).

(w) "Industry Director" means a Director who (i) is or has served in the prior three (3) years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer, (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent (10%) of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent (5%) of the gross revenues received by the consolidated entity, (iii) owns more than five percent (5%) of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent (10%) of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer, (iv) provides professional services to brokers or dealers, and such services constitute twenty percent or more of the professional revenues received by the Director or twenty percent (20%) or more of the gross revenues received by the Director's firm or partnership, (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns fifty percent (50%) or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute twenty percent (20%) or more of the professional revenues received by the Director or member or twenty percent (20%) or more of the gross revenues received by the Director's or member's firm or partnership, or (vi) has a consulting or employment relationship with or provides professional services to the Company or any Affiliate thereof or has had any such relationship or provided any such services at any time within the prior three (3) years.

(x) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is to be submitted to Exchange Members for the final selection of nominees to be elected by the Members to serve as Member Representative Directors.

(y) "Member" means each Person signing this Agreement and any Person who subsequently is admitted as a member in the Company.

(z) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to this Agreement.

(aa) "Member Representative Committee or Panel Member" means a member of a Committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that does not own, directly or indirectly, any Units.

(bb) "Member Representative Director" means a Director who has been elected or appointed to the Board from time to time in accordance with this Agreement after having been nominated by the Member Nominating Committee. A Member Representative Director must be an officer, director, employee or agent of an Exchange Member.

(cc) "Nominating Committee" means the Nominating Committee elected pursuant to this Agreement.

(dd) "Non-Industry Committee Member" means a member of any Committee who is (i) an Independent Committee Member; or (ii) any other individual who would not be an Industry Committee or Panel Member.

(ee) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(ff) "Officer" means any individual from time to time authorized or appointed by the Board to act as an officer or representative of the Company on a general basis or for a specific purpose, which individual shall act for and bind the Company as authorized by the Board.

(gg) "Percentage Interest" means, for any Member, the voting and ownership percentage interest of such Member (as applicable) in the Company as set forth on **Exhibit A**.

(hh) "Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

(ii) "person associated with an Exchange Member" means (a) any partner, officer, or director of an Exchange Member (or any other Person occupying a similar status or performing similar functions), (b) any Person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or (c) any employee of such Exchange Member; provided that any person associated with an Exchange Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of this Agreement.

(jj) "Profit" and "Loss" mean, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with the Code.

(kk) "Record Date" means a date at least thirty-five (35) days before the date announced as the date of the annual or special meeting of the Members and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ll) "Regulatory Funds" means fees, fines or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(mm) "Resignation" (including its correlative meaning "Resign") means a Member's resignation from the Company by any means.

(nn) "SEC" means the U.S. Securities and Exchange Commission and any successor thereto.

(oo) "Securities Act" means the U.S. Securities Act of 1933, as amended and in effect from time to time, and any successor statute and the applicable rules and regulations promulgated thereunder.

(pp) "SRO" means a "self-regulatory organization" as defined in Section 3(a)(26) of the Exchange Act.

(qq) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Exchange Act.

(rr) "Transfer" means, when used as a noun, any direct or indirect sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means to, directly or indirectly, sell, hypothecate, pledge, assign, or otherwise transfer.

(ss) "Units" means the limited liability company interests issued by the Company to the Members and, where applicable, having the powers, preferences, priorities and rights and the qualifications, limitations and restrictions set forth in this Agreement. For the sake of clarity, the Units shall constitute the "limited liability company interests" of the Company for all purposes of, and within the meaning set forth in, the Act and shall represent interests in ownership, Profits and Losses of the Company.

ARTICLE II

Formation and Name; Office; Purpose; Term

Section 2.1. Formation of the Company. The Company was formed upon the execution and filing of the Certificate with the Delaware Secretary of State.

Section 2.2. Name. The name of the Company shall be "24X National Exchange LLC". The Company may do business under that name and under any other name or names as may be determined by the Board.

Section 2.3. Purpose. The purposes of the Company shall be to (i) conduct and carry on the function of a national securities exchange in accordance with the Exchange Act, (ii) engage in any and all activities necessary, desirable or incidental to the accomplishment of the foregoing and (iii) engage in any other lawful act or activity for which limited liability companies may be organized under the Act, as determined by the Board.

Section 2.4. Term. The term of the Company began upon the filing of the Certificate with the Delaware Secretary of State and shall continue in perpetual existence until dissolved pursuant to this Agreement. The registered office of the Company in the State of Delaware shall be as set forth in the Certificate.

Section 2.5. Location of Principal Place of Business. The principal office and place of business of the Company shall be located at One Landmark Square, Suite 1815, Stamford, Connecticut 06901, or at such other place as the Board may designate from time to time. The name and address of the Company's registered agent in the State of Delaware shall be as set forth in the Certificate.

ARTICLE III

Members; Capital; Profit, Loss and Distribution

Section 3.1. Members. The name, present mailing address and Percentage Interest of each Member are set forth on **Exhibit A**. Holdings shall have the right to admit additional Members from time to time as it determines in its sole discretion, subject to the restrictions on Transfers in Section 5.2. If at any time Holdings deems it to be in the best interest of the Company to raise additional equity capital to properly carry out the Company's business and affairs, the Company shall have the right to (a) raise additional equity capital for infusion into the Company from Members or other Persons and issue Units on terms that may be senior to, junior to, or on parity with, the terms of the Units held by then-existing Members, and (b) admit the Persons investing such equity capital as additional Members, subject to the restrictions on Transfers in Section 5.2. In addition, the Company may obtain funds through loans (which may be made by a Member) having such terms and conditions as Holdings, in its reasonable discretion, deems to be in the best interest of the Company. The Company shall amend **Exhibit A** from time to time to reflect changes in the identity of the Members and changes in information set forth on **Exhibit A**.

Section 3.2. Capital. It is acknowledged that Holdings has made all capital contributions to the capital of the Company required to be made by Holdings as of the Effective Date. From time to time the Members may, but shall not be obligated to, contribute additional capital or make loans to the Company, all at such times and upon such terms as the Board shall approve. No Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligations of the Company.

Section 3.3. Profit, Loss and Distributions. Cash Flow for each taxable year of the Company shall be distributed to the Members, at such time as determined by the Board, in proportion to the Members' respective Percentage Interest. All Profit or Loss shall be allocated to the Members in proportion to their respective Percentage Interest. If the Company is dissolved, the assets of the Company shall be distributed as provided in **Article IV**.

Section 3.4 Members Meetings; Election of Directors by Holdings.

(a) Annual Meetings. The annual meeting of the Members shall be held at such place and time as determined by the Board for the purpose of electing Directors, members of the Nominating Committee and members of the Member Nominating Committee. At such a meeting, the individuals nominated as Directors, members of the Nominating Committee and members of the Members Nominating Committee shall be elected as such by Holdings in accordance with the provisions of this Agreement. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given by the secretary of the Company (the "Secretary") to the Members not less than ten (10) nor more than sixty (60) days before the date of such annual meeting. The first annual meeting of the Members shall be held within ninety (90) days after the Approval Date.

(b) Special Meetings. Special meetings of the Members for the purpose of electing Directors, members of the Nominating Committee or members of the Member Nominating Committee, may be called by the Chairman of the Board, the Board by majority vote or the Chief Executive Officer of the Company (the "CEO"), and shall be called by the Secretary at the request in writing by Holdings. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given by the Secretary to the Members not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(c) Action Without Meeting. Any action upon which a vote of Members is required or permitted, may be taken without a meeting, without prior notice and without a vote. For such action to be taken without a meeting, a consent in writing, setting forth the action so taken, shall be signed by all Members.

ARTICLE IV

Dissolution

The Company shall be dissolved only if the Board determines to dissolve the Company or if the Company has no Members. If the Company is dissolved, the affairs of the Company shall be wound up. On winding up of the Company, the assets of the Company shall be distributed, first, to non-Member creditors of the Company in satisfaction of the liabilities of the Company, second, to creditors of the Company who are also Members in satisfaction of the liabilities of the Company but not including those liabilities to the Members in their capacity as Members, and then to the Members in proportion to their respective Percentage Interest.

ARTICLE V

Transfer and Resignation

Section 5.1. General. Except as otherwise expressly permitted by this Agreement, no Member shall have the right, without the prior written consent of the Board, to Transfer all or any part of such Member's Units; *provided*, *however*, that if the Transfer is a transfer by operation of law, the dissolution of a non-individual Person or otherwise, and if the result of such transfer would be the Resignation of the last remaining Member in the Company, then the transferee(s) will be automatically admitted as Member(s) in the Company subject to Section 5.2; *provided, further* that any of such transferee(s) may elect, at any time on or before ninety (90) days after such Transfer to such transferee, to Resign as a Member in the Company, such Resignation to be effective retroactive to the date of such Transfer. Except as provided in the preceding sentence, no Member shall have the right to Resign without the prior written consent of Holdings. The Company shall not be obligated to purchase the Units of any Person who has Resigned for its fair value or otherwise. Notwithstanding any provision contained in this Agreement to the contrary but subject to Section 5.2, Holdings shall have the right, without the consent of the Board, to Transfer all or any part of Holdings' Units, and such transferees shall automatically be deemed to be admitted as a Member in the Company. The Units are securities governed by Article 8 of the Uniform Commercial Code as in effect in the state of Delaware. Units shall not be certificated. The transferee of a Transfer for collateral purposes shall not be admitted as a Member in the Company until such time, if any, as the transferee has realized upon the Units pledged to it or has acquired such Units in lieu of such realization and such transferee expressly agrees in writing to be bound to the terms and conditions of this Agreement.

Section 5.2. Restrictions on Transfers. Notwithstanding any provision contained in this Agreement to the contrary:

(a) No Member may Transfer, in whole or in part, any of its Units to any Person, unless such Transfer shall be filed with and approved by the SEC under Section 19 of the Exchange Act.

(b) Subject to Section 5.2(a), no Member may Transfer any Units to any Person to the extent such Transfer would result in (i) a violation of the Securities Act or any other Applicable Law, (ii) the Company being required to register as an investment company under the U.S. Investment Company Act of 1940, as amended, (iii) the Company being required to register as an investment adviser under state or federal securities laws, or (iv) the Company being treated as a corporation for U.S. federal income tax purposes.

Section 5.3. Amendment of Schedules. In the event of any Transfer of Units in accordance with this **Article V**, the Company shall amend **Exhibit A** to appropriately reflect such Transfer.

ARTICLE VI

Powers, Rights and Duties of the Board

Section 6.1. Management of the Company.

(a) Authority of the Board.

(i) Business of Affairs of Company. Except as otherwise provided in this Agreement, the business and affairs of the Company shall be exclusively managed under the direction of a Board, subject to any power and authority delegated to the Officers as provided in **Article VIII**, and the Board shall have all right and powers of a "manager" under the Act. Except as otherwise specifically provided herein or by Applicable Law, the Board has the power by itself or through agents, and is authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its sole discretion deem necessary or advisable in that regard. A member of the Board acting individually in his or her capacity has the power to act or bind the Company to the extent expressly authorized to do so by the Board. The Chairman of the Board, the President and the Secretary of the Company from time to time shall be deemed to be authorized persons within the meaning of the Act, to execute and file any amendments to, or restatements of, the Company's Certificate with the Delaware Secretary of State and any applicable filings as a foreign limited liability company in any state where such filings may be necessary or desirable. The Board may establish such other rules and procedures for its deliberations as it may deem necessary or desirable.

(ii) Applicable Requirements. In connection with managing the business and affairs of the Company, the Board and each Director shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Exchange Act, including, without limitation, the requirements that (i) the Exchange Rules shall be designed to protect investors and the public interest and (ii) the Exchange shall be so organized and have the capacity to carry out the purposes of the Exchange Act and to enforce compliance by the Exchange Members and persons associated with Exchange Members, with the provisions of the Exchange Act, the rules and regulations under the Exchange Act, and the Exchange Rules of the Exchange. In discharging his or her responsibilities as a Director or as an Officer or employee of the Company, each such Director, Officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC, and the Company pursuant to its regulatory authority.

(iii) Evaluation of Proposals. In light of the unique nature of the Company and its operations and in light of the Company's status as an SRO, the Board, when evaluating any proposal, shall, to the fullest extent permitted by Applicable Law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (A) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (B) whether such would (1) promote just and equitable principles of trade, (2) foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or (3) assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

(b) Directors; Size of the Board.

(i) Directors. The Board shall be comprised of natural Persons (each such Person, a "Director") who shall be nominated and elected in accordance with the provisions of Section 6.1(d).

(ii) The Board shall consist of a minimum of seven (7) or more Directors, the number thereof to be determined from time to time by resolution of the Board, on and after the date in which the Company commences operations as a national securities exchange, subject to the compositional requirements set forth in Section 6.1(c).

(c) Composition of the Board.

(i) At all times after the date in which the Company commences operations as a national securities exchange, the Board shall consist of:

(A) one (1) Director who is the Chief Executive Officer of the Company, who shall be considered an Industry Director;

(B) a sufficient number of (x) Non-Industry Directors (including Independent Directors), (y) Industry Directors and (z) Member Representative Directors to meet the following composition requirements:

(1) the number of Non-Industry Directors, including at least one (1) Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Section 6.1(d);

(2) the number of Member Representative Directors shall be at least twenty percent (20%) of the Board; provided that if twenty percent (20%) of the Directors then serving on the Board is not a whole number, such minimum number of Member Representative Directors shall be rounded up to the next whole number; and

(3) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer.

(d) Nomination and Election of Directors.

(i) Director Nominations. On an annual basis, the Nominating Committee shall nominate Directors for each Director position standing for election at the annual meeting of the Members in the applicable year, subject to Section 6.1(b) and (c) and the remainder of this Section 6.1(d). For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 6.1(d) (and subject, where applicable, to Section 6.1(d)(v)).

(ii) Consultation; Comments. The Member Nominating Committee shall consult with the Nominating Committee and the Chairman of the Board and solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director.

(iii) Initial Nominees. Not less than sixty (60) days prior to the date announced as the date for the annual or special meeting of the Member for the purpose of election of Directors, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates") for purposes of this Section 6.1(d) for the Member Representative Director positions by delivering to the Secretary, by the Record Date, a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its Affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its Affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(iv) Petition Candidates. Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company. The Company shall provide the form of questionnaire upon the request of any Exchange Member.

(v) Petitions. If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special meeting of the Members to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(vi) Final Nominations of Member Representative Directors. With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its Affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its Affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 pm Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be submitted to the Nominating Committee in accordance with Section 6.2(g)(i) and elected by Holdings.

(vii) Director Nominee Information. The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(e) Board Vacancies.

(i) Vacancies Generally. Whenever (A) any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, or (B) any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and Holdings shall elect, a person satisfying the classification (Industry Director, Non-Industry Director, or Independent Director), if applicable, for the directorship, to fill such vacancy until the expiration of such position's designated term or to fill such newly-created Director position until the expiration of such position's designated term; provided, however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Section 6.1(c) by virtue of such vacancy.

(ii) Member Representative Director Vacancies. Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly created Member Representative Director position becomes available because of an increase in the number of Directors, then Holdings shall follow the procedures set forth in this Section 6.1(e)(ii). In such an event, the Member Nominating Committee shall either (A) recommend an individual to Holdings to be elected to fill such vacancy or (B) provide a list of recommended individuals to Holdings from which Holdings shall promptly elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6.1(e)(ii) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; provided, however, that if the remaining term of office of a Member Representative Director at the time of such Member Representative Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Section 6.1(c) by virtue of such vacancy. Holdings shall elect to any Member Representative Director position only the individuals recommended by the Member Nominating Committee pursuant to this Section 6.1(e)(ii).

(f) Removal and Resignation of Directors.

(i) Removal. A Director may be removed at any time from his or her position as such, with or without cause, upon, and only upon, a written request of Holdings (subject, in each case, to the provisions of this Agreement and the Holdings LLC Agreement regarding the right to nominate and remove Directors), and may be removed by the Board as set forth in Section 6.1(f)(ii); provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(ii) Removal by Board. A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (A) that the Director no longer satisfies the classification for which the Director was elected; and (B) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Section 6.1(c).

(iii) Resignation. Any Director may resign at any time from his or her position as such either upon notice of resignation to the Chairman of the Board, the CEO or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective. The acceptance of a resignation shall not be necessary to make it effective.

(iv) Statutory Disqualification. A Director may not be subject to a statutory disqualification. A Director who becomes subject to a statutory disqualification shall automatically and immediately be removed from the Board.

(g) Compensation of Directors. Members of the Board may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board may from time to time determine. No such payment shall preclude any Director from serving the Company or any of its Affiliates in any other capacity and receiving compensation for such service. The compensation of Independent Directors shall not be linked to the business performance of the Company.

(h) Meetings of the Board.

(i) Time and Place. Meetings of the Board will be held at such times, on such dates and at such places as the Board may from time to time establish by resolution or otherwise in accordance with this Agreement. Any or all members of the Board may participate in such meetings by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting will constitute presence in person at such a meeting.

(ii) Quorum and Voting. Each Director shall have one (1) vote on all matters submitted to the Board or any Committee. A number of Directors representing the majority of the votes of the Directors serving on the Board shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Directors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(iii) Special Meetings. Special meetings of the Board may be called by the Chairman of the Board or upon the written request of any two members of the Board. The Chairman will give at least two (2) business days' notice of such meetings to each member of the Board, unless all members of the Board agree to a shorter time period for such notice.

(iv) Decisions of the Board. Subject to the provisions of this Agreement, with respect to any matter, action or transaction before the Board, the act of a number of Directors representing the majority of the votes of the Directors shall be the act of the Board.

(v) Written Consents in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, then in office consent thereto in writing or by electronic transmission, which such writing or electronic transmission shall be filed with the minutes of proceedings of the Board or committee.

(vi) Attendance and Waiver of Notice. Attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

(i) Conflicts of Interest.

(i) Recusal. A Director or a member of any Committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member or any other Person if such Director or Committee member has a material interest in, or a professional, business, or personal relationship with, such Exchange Member or Person or if such participation shall create an appearance of impropriety (as determined by the majority of the remaining Directors). In any such case, the applicable Director or Committee member shall recuse himself or herself. If any Director or Committee member is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or the applicable Committee.

(ii) Insider Transactions. No contract or transaction between the Company and one or more of its Directors or Officers, or between the Company and any other entity in which one or more of its Directors or Officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (A) the material facts pertaining to such Director's or Officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the applicable Committee, and the Board or the applicable Committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors serving on the Board or such Committee, even though the number of disinterested Directors is less than a quorum; or (B) the material facts are disclosed or become known to the Board or the applicable Committee after the contract or transaction is entered into, and the Board or the applicable Committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors serving on the Board or such Committee, even though the number of disinterested Directors is less than a quorum.

(j) Participation in Board and Committee Meetings. All meetings of the Board (and any Committees) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all Persons other than Directors, Officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the SEC. In no event shall members of the governing body of Holdings who are not also members of the Board, or any officers, staff, counsel or advisors of Holdings who are not also Officers, staff, counsel or advisors of the Company (or any Committees), be allowed to participate in any meetings of the Board (or any Committee) pertaining to the self-regulatory function of the Company (including disciplinary matters).

(k) Chairman of the Board. Holdings shall appoint a Chairman of the Board from among the Directors, who shall hold office until his or her successor is appointed and qualified or until his or her earlier resignation or removal. The Chairman of the Board shall preside at all meetings of the Board at which the Chairman of the Board is present and shall exercise such other powers and perform such other duties as may be assigned to the Chairman of the Board by the Board from time to time.

Section 6.2. Committees of the Board.

(a) Committees Generally. At all times after the date in which the Company commences operations as a national securities exchange, the Committees of the Company shall consist of an Appeals Committee, a Nominating Committee, a Member Nominating Committee, a Regulatory Oversight Committee, and such other Committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by this Agreement or the Exchange Rules, or as is delegated to them by the Board. All Committees are subject to the control and supervision of the Board.

(b) Appointment and Removal; Vacancies; Term.

(i) Committee Appointments; Removal. The Chairman of the Board, with the approval of the Board, shall appoint, consistent with, and subject to, the provisions of this Agreement, the members of all Committees; provided that (A) the members of the Appeals Committee shall be as set forth in Section 6.2(f) and (B) the members of the Nominating Committee and the Member Nominating Committee shall be nominated as set forth in Section 6.2(g)(ii) and shall be elected by Holdings. The Chairman of the Board may, at any time, with or without cause, remove any member of a Committee which he or she has appointed, with the approval of the Board. Each Committee shall be comprised of at least three (3) members (unless another provision of this Agreement requires a greater number of members of a particular Committee); provided, however, that such Committee members who are not also Directors shall only participate in Committee actions to the extent permitted by Applicable Law. In appointing members to Committees, the Chairman of the Board shall be responsible for determining that any such Committee meets the composition requirements set forth in this Section 6.2.

(ii) Non-Director Committee Membership. Upon request of the Secretary, each prospective Committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective Committee member's classification as an Industry Committee Member, Non-Industry Committee Member, or Independent Committee Member. The Secretary shall certify to the Board each prospective Committee member's classification. Such Committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(iii) Committee Membership Termination. The term of office of a Committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (x) that the Committee member no longer satisfies the classification for which the Committee member was selected; or (y) that the Committee member's continued service as such would violate the compositional requirements of such Committee set forth in this Section 6.2.

(iv) Committee Vacancies. Any vacancy occurring in a Committee (other than a vacancy in the Nominating Committee or the Member Nominating Committee) shall be filled by the Chairman of the Board, with the approval of the Board, for the remainder of the term of the Committee member whose resignation or removal resulted in such vacancy. Any vacancy occurring in the Nominating Committee or the Member Nominating Committee shall be filled in accordance with Sections 3.4 and 6.2(g)(ii).

(v) Committee Terms. Except as otherwise provided or permitted by this Agreement, Committee members shall hold office for a one (1)-year period.

(c) Powers and Duties of Committees. To the extent so provided in a resolution of the Board, any Committee that consists solely of Directors shall have, and may exercise, all the powers and authority of the Board in the management of the business and affairs of the Company.

(d) Conduct of Committee Proceedings. Except as otherwise provided in this Agreement or by the Board, each Committee may adopt its own rules of procedure and may meet at stated times or on such notice as such Committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

(e) Voting, Quorum and Action by Committees. Each Committee member shall be entitled to one (1) vote. Unless otherwise required by this Agreement, the presence of a majority of the number of Committee members serving on a Committee shall constitute a quorum for the transaction of business of such Committee. If a quorum shall not be present at any meeting of a Committee, the Committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Committee members present at any meeting at which there is a quorum shall be the act of such Committee except as may be otherwise specifically provided by Applicable Law or this Agreement.

(f) Appeals Committee. The Chairman of the Board, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of two (2) Independent Directors and one (1) Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be temporarily replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(g) Nominating Committee and Member Nominating Committee.

(i) Director Nominations. The Nominating Committee shall nominate candidates for election to the Board by Holdings, on an annual basis, and for all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Section 6.1(c). All Nominating Committee members shall be Independent Directors. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board.

(ii) Committee Member Nomination and Election. The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of Holdings. Holdings shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of Section 6.1(c). In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be elected by Holdings at the annual meeting of the Members (in case of any vacancy occurring on a Nominating Committee or Member Nominating Committee during a calendar year, the remaining members of the Nominating Committee or Member Nominating Committee, as applicable, shall nominate a candidate to fill such vacancy and such candidate shall be elected by Holdings in accordance with Section 3.4). Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Section 6.1(d).

(iii) Member Representative Director Nomination and Election. The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange

Members or Holdings under the terms of this Agreement (subject, where applicable, to Section 6.1(d)). The Committee shall consist of at least three members, or such greater number as determined by the Board. Each member of the Member Nominating Committee shall be a Member Representative Committee or Panel Member.

(h) Regulatory Oversight Committee.

(i) Appointments; Regulatory and SRO Responsibilities. The Chairman of the Board, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, assess the Exchange's regulatory performance, and assist the Board and Committees in reviewing the regulatory plan and the overall effectiveness of the Exchange's regulatory functions.

(ii) Budget Review; Meetings. In furtherance of its functions, the Regulatory Oversight Committee (A) shall review the Exchange's regulatory budget, which shall be approved by the Board, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (B) shall meet regularly with the Chief Regulatory Officer in executive session.

(iii) Chief Regulatory Officer Goals, Performance and Compensation. The Regulatory Oversight Committee shall also, in consultation with the CEO, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel.

(iv) Autonomy; Independence. To the extent that the CEO has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the CEO does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(v) Committee Directors. Each member of the Regulatory Oversight Committee shall be an Independent Director.

ARTICLE VII

Liability and Indemnification

Section 7.1. Except as otherwise required by non-waivable provisions of Applicable Law or as expressly set forth in this Agreement, no Member shall have any personal liability whatsoever in such Member's capacity as a Member in excess of its capital contribution, whether to the Company, to any of the other Members, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company, other than arising out of a breach of this Agreement by such Member.

Section 7.2. None of the Members, the Directors or the Officers shall be personally liable for the return of any portion of the capital contributions (or any return thereon) of the Members and the return, if any, of such capital contributions (or any return thereon) shall be made solely from assets of the Company. None of the Members or the Directors or Officers shall be required to pay to the Company or any Member any deficit in any Member's capital account upon dissolution of the Company or otherwise. None of the Members, Directors or the Officers shall be liable, responsible or accountable, in damages or otherwise, to any Member or to the Company for any act performed by such Member, Director or such Officer within the scope of the authority conferred on the Members, Directors or the Officers by this Agreement, except for gross negligence, fraud, bad faith or a material breach of this Agreement.

Section 7.3. The Company shall, to the fullest extent permitted by the Act, indemnify and hold harmless the Members, Directors, Officers and their respective partners, shareholders, members, officers, trustees, advisory board, directors, employees, attorneys and agents and other Affiliates (collectively, the "**Indemnified Parties**") from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company or by reason of the fact that such Person is or was a Member, Director, Officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, trustee, member, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding or claim, unless the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based arose out of such Indemnified Party's gross negligence or were performed or omitted fraudulently or in bad faith by such Indemnified Party or constituted a material breach of this Agreement. If any claim for indemnification is based on a claim by a third party (a "**Third Party Claim**"), the Indemnified Party in question shall give prompt written notice thereof to the Company and shall permit the Company to defend and/or settle such Third Party Claim, so long as it does so diligently and in good faith; *provided, however,* that no compromise or settlement of any claim may be effected by the Company without the Indemnified Party's consent (which will not be unreasonably withheld, conditioned or delayed) unless the sole relief provided is monetary damages that are paid in full by the Company. Any such indemnification shall only be from the assets or insurance of the Company and no Member shall be required to contribute capital to the Company to satisfy any such indemnification. Any such indemnification shall be paid by the Company in advance of the final disposition of any such action, proceeding or claim upon receipt of an undertaking by or on behalf of the Indemnified Party seeking advancement to repay the amount advanced should it ultimately be determined that the Indemnified Party was not entitled to be indemnified hereunder or under the Act.

ARTICLE VIII

Officers

Section 8.1. Officers; Election or Appointment. The Board at any time and from time to time may elect a Chief Executive Officer, Chief Regulatory Officer, a Secretary and one or more other Officers to the extent the Board deems necessary or desirable. The Board at any time and from time to time may authorize any Officer of the Company to appoint one or more Officers. Except with respect to the position of Chief Regulatory Officer, any number of offices may be held by the same person and Directors may hold any office unless this Agreement otherwise provides. Any Officer (except for the Chief Regulatory Officer) may also be a Director, officer, partner or employee of the Company or any of its Affiliates.

Section 8.2. Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board electing or authorizing the appointment of any Officer, each Officer shall hold office until his or her successor is elected or appointed and qualified or until his or her earlier resignation or removal. Any Officer may resign at any time upon written notice to the Board or to such Person(s) as the Board may designate. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any Officer with or without cause at any time. Any Officer authorized by the Board to appoint a person to hold an office of the Company may also remove such person from such office with or without cause at any time, unless otherwise provided in the resolution of the Board providing such authorization. Any vacancy occurring in any office of the Company by death, resignation, removal or otherwise may be filled by the Board at any regular or special meeting or by an Officer authorized by the Board to appoint a person to hold such office.

Section 8.3. Powers and Duties. The Officers of the Company shall have such powers and duties in the management of the Company as shall be stated in this Agreement or in a resolution of the Board, which is not inconsistent with this Agreement and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board.

Section 8.4. Chief Executive Officer. Subject to the oversight of the Board, the CEO shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The CEO shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The CEO shall exercise such other powers and perform such other duties as may be assigned to the CEO from time to time by the Board.

Section 8.5. Chief Regulatory Officer. A senior Officer of the Company shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another SRO to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such Committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight

Committee. The Chief Regulatory Officer may, but is not required to, also serve as the general counsel of the Company.

Section 8.6. Fiduciary Duties. Each Officer of the Company shall have a fiduciary duty of loyalty and care similar to that of officers of business corporations organized under the General Corporation Law of the State of Delaware.

ARTICLE IX

Books, Records and Accounting

Section 9.1. Books, Accounting, and Partnership Representative. All funds of the Company shall be deposited in such bank or other investment accounts as the Board shall approve. All such accounts shall be in the Company's name. The annual accounting period of the Company shall be the calendar year. Holdings (or any other individual designated by Holdings) shall be designated as the "partnership representative", as defined in Code Section 6223 (as in effect following the effective date of its amendment by Section 1101 of H.R. 1314) (the "Partnership Representative") and the Company and the Members shall complete any necessary actions (including executing any required certificates or other documents) to effect such designation. The Partnership Representative shall be entitled to rely in good faith on the advice of outside legal counsel and accountants as to the nature and scope of the Partnership Representative's responsibilities and authority, and any act or omission of the Partnership Representative pursuant to such advice in no event shall subject the Partnership Representative to liability to the Company or the Members.

Section 9.2. Books of Account. The Board shall cause to be entered in appropriate books, kept at the Company's principal place of business, all transactions of or relating to the Company. The books and records of the Company shall be made and maintained at a location within the United States, and the financial position and the results of operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Board. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel, including its Directors, Officers, employees and agents, and shall not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the SEC, and those personnel of the Company, members of Committees, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company. Nothing in this Section 9.2 shall be interpreted as to limit or impede the rights of the SEC to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Directors, Officers, employees or agents of the Company to disclose such confidential information to the SEC.

Section 9.3. Inspection Rights; Regulatory Access and Supervision.

(a) Subject to the confidentiality provisions of Section 9.2, the Members shall have access to and the right, at its sole cost and expense, to inspect and copy the Company's books and records and to inspect the Company's facilities during normal business hours.

(b) The Company shall, and shall cause its subsidiaries to, provide any Governmental Authority having regulatory examination authority over a Member or any of its Affiliates or members, as applicable (such Governmental Authority, a "Regulator"), reasonable access to (and copies as requested of) the Company's records, accounts, files, programs or systems.

(c) As between the Company and the Members, each Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in connection with the inspections pursuant to this Section 9.3; provided, that the Company shall be responsible for any out-of-pocket costs and expenses incurred in connection with an inspection by a Regulator if such inspection was a direct result of an action or failure to act by the Company.

Section 9.4. Operating Expenses. The Company shall pay all current expenses, including administrative expenses and fees, before any distributions may be made to the Members. Appropriate reserves may be determined and charged to the Members (in accordance with generally accepted accounting principles) for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Board.

ARTICLE X

General Provisions

Section 10.1. Notices. Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a "**notice**") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, or sent by recognized overnight delivery service. A notice must be addressed to a Member at the Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. Notices shall be deemed given upon receipt or refusal to accept delivery. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

Section 10.2. Entire Agreement. This Agreement constitutes the complete and exclusive statement of the agreement among the Members and supersedes all prior written and oral statements, including any prior representation, statement, condition or warranty.

Section 10.3. Amendments. This Agreement may be amended or repealed, or a new Limited Liability Company Agreement may be adopted, by the written consent of Holdings. Before any amendment to, or repeal of, any provision of this Agreement shall be effective, those changes shall be submitted to the Board and if such amendment or repeal must be filed with or filed with and approved by the SEC, then the proposed changes to this Agreement shall not become effective until filed with or filed with and approved by the SEC; provided, however that the Board may amend this Agreement as required by the SEC.

Section 10.4. Governing Law. This Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware.

Section 10.5. Headings. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

Section 10.6. Successors and Assigns. Subject to the limitations on Transfers set forth herein, this Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

Section 10.7. Nouns/Pronouns. Nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

Section 10.8. Severability. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

ARTICLE XI

Exchange Authority

Section 11.1. Rules. The Board, acting in accordance with the terms of this Agreement and the Exchange Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Exchange Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Exchange Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the SEC or otherwise become effective as provided in the Exchange Act, they shall become operative Exchange Rules as of the date of SEC approval or effectiveness under the Exchange Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of this Agreement and the Exchange Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Exchange Rules adopted hereunder.

Section 11.2. Disciplinary Proceedings.

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or any Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of this Agreement, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or a person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Exchange Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Exchange Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or a person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of, or to pay any sanction, fine, or costs imposed by, the Board or any entity to which the Board has delegated its powers.

Section 11.3. Membership Qualifications.

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 11.4. Fees, Dues, Assessments, and Other Charges.

(a) The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges are otherwise consistent with the Exchange Act, including that the requirement that they shall be reasonable and equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls.

(b) Any Regulatory Funds shall not be used for non-regulatory purposes or distributed, advanced or allocated to any Company Member, but rather, shall be applied to fund regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

Section 11.5. Operational Date of Exchange. The Company has been formed in anticipation of its registration by the SEC as a national securities exchange (such date of approval by the SEC, the "Approval Date"). During the period between the Effective Date and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in this Agreement to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board may appoint members of the Committees, but shall not be required to appoint all such Committee members until the date immediately prior to the Operational Date.

Section 11.6. Emergency Limited Liability Company Agreement. Subject to Section 10.3, the Board may adopt an emergency Limited Liability Company Agreement subject to repeal or change by action of the Members which shall, notwithstanding any different provision of any Applicable Law, the Certificate of Formation, or this Agreement, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a Committee cannot readily be convened for action. Such emergency Limited Liability Company Agreement may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 11.7. Authority to take Action under Extraordinary Market Conditions. The Board, or such Person or Persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the Person or Persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 11.8. Exchange Not Liable. Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its Subsidiaries.

Section 11.9. No Required Meetings of Exchange Members. The Company shall not be required to hold meetings of the Exchange Members.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the undersigned has executed this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

24X US HOLDINGS LLC:

Signed by:



607774EAF1D04C6...

By: ______________________

Name: Dmitri Galinov

Its: Director

EXHIBIT A

NAME, ADDRESS AND PERCENTAGE INTEREST

Name and Address	Percentage Interest (both ownership interest and voting interest)
24X US Holdings LLC One Landmark Square Suite 1815 Stamford, CT 06901	100%

24X National Exchange LLC
Date of filing: June 30, 2025
Date as of which the information is accurate: June 30, 2025

EXHIBIT B

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit B-1 Rules of 24X National Exchange LLC

RULES OF 24X NATIONAL EXCHANGE LLC

(As of October 23, 2024)

TABLE OF CONTENTS

CHAPTER 1. ADOPTION, INTERPRETATION AND APPLICATION OF RULES, AND DEFINITIONS

Rule 1.1. Adoption of Exchange Rules

The following Exchange Rules are adopted pursuant to Article XI, Section 11.1 of the Exchange LLC Agreement.

Rule 1.2. Interpretations

Exchange Rules shall be interpreted in such a manner to comply with the rules and requirements of the Act and to effectuate the purposes and business of the Exchange, and to require that all practices in connection with the securities business be just, reasonable and not unfairly discriminatory.

Rule 1.3. Applicability

Exchange Rules shall apply to all Members and persons associated with a Member.

Rule 1.4. Effective Time

All Exchange Rules shall be effective when approved by the Commission in accordance with the Act and the rules and regulations thereunder, except for those Rules that are effective upon filing with the Commission in accordance with the Act and the rules thereunder and except as otherwise specified by the Exchange or provided elsewhere in these Rules.

Rule 1.5. Definitions

Unless the context otherwise requires, for all purposes of these Exchange Rules, terms used in Exchange Rules shall have the meaning assigned in Exchange LLC Agreement or as set forth below:

(a) 24X Book

The term "**24X Book**" shall mean the System's electronic file of orders.

(b) 24X Trading Day

The term "**24X Trading Day**" shall mean the 23-hour period commencing at 8:00 p.m. Eastern Time on one calendar day and ending at 7:00 p.m. Eastern Time on the next calendar day for the period from Sunday at 8 p.m. Eastern Time through Friday at 7:00 p.m. Eastern Time in accordance with definitions of Pre-Market Session, Core Market Session, Post-Market Session and 24X Market Session as set forth in Rule 1.5, and subject to the trading pauses as described in these Rules. Subject to any trading pauses, halts or suspensions as described in these Rules, including the pause in trading described in the next sentence, trading will be continuous during this period, despite the designation of specified times for the Pre-Market Session, Core Market Session, Post-Market Session and 24X Market Session. For RHO Orders entered outside the Core Market Session, or during the

Core Market Session but prior to the commencement of trading, trading for such RHO Orders will commence once the security has begun trading on the primary listing market on or after 9:30:00 am Eastern Time; for all orders eligible to trade in the Core Market Session other than such RHO Orders, trading will be continuous in the Core Market Session, with no pause in trading related to the commencement of trading on the primary listing market.

(c) 24X Market Session

The term "**24X Market Session**" shall mean (i) the time between 8:00 p.m. Eastern Time on Sunday and 4:00 a.m. Eastern Time on Monday, unless Monday is not a U.S. Business Day, (ii) the time between 8:00 p.m. Eastern Time on Monday and 4:00 a.m. Eastern Time on Tuesday, unless Tuesday is not a U.S. Business Day, (iii) the time between 8:00 p.m. Eastern Time on Tuesday and 4:00 a.m. Eastern Time on Wednesday, unless Wednesday is not a U.S. Business Day, (iv) the time between 8:00 p.m. Eastern Time on Wednesday and 4:00 a.m. Eastern Time on Thursday, unless Thursday is not a U.S. Business Day, and (v) the time between 8:00 p.m. Eastern Time on Thursday and 4:00 a.m. Eastern Time on Friday, unless Friday is not a U.S. Business Day; provided, however, it shall not include any trading pauses as described in Rule 11.15(c). For the avoidance of doubt, notwithstanding anything to the contrary in these Rules, the Exchange shall not commence operation of the 24X Market Session unless the Equity Data Plans (1) have established a mechanism to collect, consolidate, process and disseminate quotation and transaction information at all times during the 24X Market Session that is equivalent to the mechanism established for Exchange Trading Hours other than the 24X Market Session, and (2) have provided the Exchange with notification that they are prepared to collect, consolidate, process and disseminate quotation and transaction information to accommodate the 24X Market Session. Prior to commencing operation during the 24X Market Session, the Exchange will file a proposed rule change pursuant to Section 19(b) of the Exchange Act and the rules thereunder to amend its rules confirming that the Exchange is able to comply with its obligations under the Exchange Act and the rules thereunder during the 24X Market Session and that such Equity Data Plans are prepared to collect, consolidate, process and disseminate quotation and transaction information at all times during the 24X Market Session ("24X Market Session Proposed Rule Change"). The 24X Market Session Proposed Rule Change must be filed with the SEC within 18 months of the SEC's approval of the Exchange's application for registration as a national securities exchange. If the 24X Market Session Proposed Rule Change is not filed within 18 months of the SEC's approval of the Exchange's application for registration as a national securities exchange, the Exchange will promptly file a proposed rule change to remove the rules that apply to the 24X Market Session.

(d) Act

The term "**Act**" or "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

(e) Adverse Action

The term “**adverse action**” shall mean any action taken by the Exchange which affects adversely the rights of any Member, applicant for membership, or any person associated with a Member (including the denial of membership and the barring of any person from becoming associated with a Member) and any prohibition or limitation by the Exchange imposed on any person with respect to access to services offered by the Exchange, or a Member thereof. This term does not include disciplinary actions for violations of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the Exchange LLC Agreement or Exchange Rules or any interpretation thereof or resolution or order of the Board or appropriate Exchange committee which has been filed with the Commission pursuant to Section 19(b) of the Act and has become effective thereunder. Review of disciplinary actions is provided for in Chapter 8 of the Exchange Rules.

(f) Appeals Committee

The term “**Appeals Committee**” means the committee authorized and directed to act for the Board of Directors in a manner consistent with the Rules of the Exchange with respect to (1) an appeal or review of a disciplinary proceeding; (2) a statutory disqualification decision; (3) a review of a membership proceeding; (4) a review of an offer of settlement, a letter of acceptance, waiver, and consent, and a minor rule violation plan letter; (5) the exercise of exemptive authority; and (6) such other proceedings or actions authorized by the Rules of the Exchange.

(g) Authorized Trader

The term “**Authorized Trader**” or “**AT**” shall mean a person who may submit orders (or who supervises a routing engine that may automatically submit orders) to the Exchange’s trading facilities on behalf of his or her Member or Sponsored Participant.

(h) Board and Board of Directors

The terms “**Board**” and “**Board of Directors**” shall mean the Board of Directors of the Exchange.

(i) Broker

The term “**broker**” shall have the same meaning as in Section 3(a)(4) of the Act.

(j) Certificate of Formation

The term “**Certificate of Formation**” shall mean the Certificate of Formation of the Exchange, as amended.

(k) Commission

The term “**Commission**” shall mean the Securities and Exchange Commission.

(l) Core Market Session

The term “**Core Market Session**” shall mean the time between 9:30 a.m. and 4:00 p.m. Eastern Time each U.S. Business Day.

(m) Dealer

The term “**dealer**” shall have the same meaning as in Section 3(a)(5) of the Act.

(n) Designated Self-Regulatory Organization

The term “**designated self-regulatory organization**” shall mean a self-regulatory organization, other than the Exchange, designated by the Commission under Section 17(d) of the Act to enforce compliance by Members with Exchange Rules.

(o) Equity Data Plans

The term “**Equity Data Plans**” shall mean the effective national market system plan(s) that govern the collection, consolidation, processing and dissemination of consolidated equity market data via the exclusive securities information processors (“SIPs”), including (1) Consolidated Tape Association Plan (“CTA Plan”), (2) Consolidated Quotation Plan (“CQ Plan”), (3) the Joint Self-Regulatory Organization Plan Governing the Collection, Consolidation and Dissemination of Quotation and Transaction Information for Nasdaq-Listed Securities Traded on Exchanges on an Unlisted Trading Privileges Basis (“UTP Plan”), and (4) any successor thereto to the named Plan(s).

(p) Exchange

The term “**Exchange**” shall mean 24X National Exchange LLC, a registered national securities exchange.

(q) Exchange LLC Agreement

The term “**Exchange LLC Agreement**” shall mean the Limited Liability Company Agreement of 24X National Exchange LLC, as amended from time to time.

(r) Exchange Trading Hours other than the 24X Market Session

The term “**Exchange Trading Hours other than the 24X Market Session**” shall mean the Pre-Market Session, Core Market Session and Post-Market Session.

(s) Extended Hours Trading

The term “**Extended Hours Trading**” shall mean trading during the Pre-Market Session, Post-Market Session and 24X Market Session.

(t) FINRA

The term “**FINRA**” shall mean, collectively, the Financial Industry Regulatory Authority, Inc. and its subsidiaries.

(u) Member

The term "**Member**" shall mean any registered broker or dealer that has been admitted to membership in the Exchange. A Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act. Membership may be granted to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Act, and which has been approved by the Exchange.

(v) NBB, NBO and NBBO

The term "**NBB**" shall mean the national best bid, the term "**NBO**" shall mean the national best offer, and the term "**NBBO**" shall mean the national best bid or offer.

(w) Person

The term "**person**" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(x) Person Associated with a Member

The terms "**person associated with a Member**" or "**associated person of a Member**" means any partner, officer, director, or branch manager of a Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Member, or any employee of such Member, except that any person associated with a Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Rules.

(y) Post-Market Session

The term "**Post-Market Session**" shall mean the time between 4:00 p.m. and 7:00 p.m. Eastern Time each U.S. Business Day.

(z) Pre-Market Session

The term "**Pre-Market Session**" shall mean the time between 4:00 a.m. and 9:30 a.m. Eastern Time each U.S. Business Day.

(aa) Protected NBB, Protected NBO and Protected NBBO

The term "**Protected NBB**" shall mean the national best bid that is a Protected Quotation, the term "**Protected NBO**" shall mean the national best offer that is a Protected Quotation, and the term "**Protected NBBO**" shall mean the national best bid or offer that is a Protected Quotation.

(bb) Protected Bid, Protected Offer and Protected Quotation

The term “**Protected Bid**” or “**Protected Offer**” shall mean a bid or offer in a stock that is (i) displayed by an automated trading center; (ii) disseminated pursuant to an effective national market system plan; and (iii) an automated quotation that is the best bid or best offer of a national securities exchange or association. The term “**Protected Quotation**” shall mean a quotation that is a Protected Bid or Protected Offer.

(cc) Registered Broker or Dealer

The term “**registered broker or dealer**” means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(dd) Regular Trading Hours

The term “**Regular Trading Hours**” shall mean the time between 9:30 a.m. and 4:00 p.m. Eastern Time each U.S. Business Day.

(ee) Sponsored Participant

The term “**Sponsored Participant**” shall mean a person which has entered into a sponsorship arrangement with a Sponsoring Member pursuant to Rule 11.3.

(ff) Sponsoring Member

The term “**Sponsoring Member**” shall mean a Member that is a registered broker-dealer and that has been designated by a Sponsored Participant to execute, clear and settle transactions resulting from the System. The Sponsoring Member shall be either (i) a clearing firm with membership in a clearing agency registered with the Commission that maintains facilities through which transactions may be cleared or (ii) a correspondent firm with a clearing arrangement with any such clearing firm.

(gg) Statutory Disqualification

The term “**statutory disqualification**” shall mean any statutory disqualification as defined in Section 3(a)(39) of the Act.

(hh) System

The term “**System**” shall mean the electronic communications and trading facility designated by the Board through which securities orders of Users are consolidated for ranking, execution and, when applicable, routing.

(ii) The Plan

The term “**the Plan**” shall mean The National Market System Plan to Address Extraordinary Market Volatility pursuant to Rule 608 of Regulation NMS under the Act. The terms Limit Price, Price Band, Upper Price Band and Lower Price Band, among others used in the Plan, shall have the definitions and meanings ascribed to them under the Plan.

(jj) Top of Book

The term "**Top of Book**" shall mean the best-ranked order to buy (or sell) in the 24X Book as ranked pursuant to Rule 11.8. "24X Best Bid and Offer" or "24XBBO" is synonymous with Top of Book as defined.

(kk) Trading Center

The term "**Trading Center**" shall mean any trading center as defined in Rule 600(b)(95) of the Act.

(ll) U.S. Business Day

The term "**U.S. Business Day**" shall mean any Monday, Tuesday, Wednesday, Thursday or Friday other than any of the following U.S. holidays if they are celebrated on a Monday, Tuesday, Wednesday, Thursday or Friday: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day Eastern Time, or such other U.S. holiday(s) as published by the Exchange from time to time.

(mm) User

The term "**User**" shall mean any Member or Sponsored Participant who is authorized to obtain access to the System pursuant to Rule 11.3.

(nn) UTP Exchange Traded Products

The term "**UTP Exchange Traded Products**" refers to derivative securities products that are not listed on the Exchange but that trade on the Exchange pursuant to unlisted trading privileges, including the following: equity linked notes, investment company units, index-linked exchangeable notes, equity gold shares, equity index-linked securities, commodity-linked securities, currency-linked securities, fixed-income index-linked securities, futures linked securities, multifactor-index-linked securities, trust certificates, currency and index warrants, portfolio depository receipts, trust issued receipts, commodity-based trust shares, currency trust shares, commodity index trust shares, commodity futures trust shares, partnership units, paired trust shares, trust units, managed fund shares, and managed trust securities.

(oo) UTP security

The term "**UTP security**" shall mean any security that is not listed on the Exchange but is traded on the Exchange pursuant to unlisted trading privileges.

Rule 1.6. Procedures for Exemptions

(a) Application

(1) Where to File. A Member seeking exemptive relief as specifically permitted under any Exchange Rule shall file a written application with the appropriate Exchange department or staff as specified by the Exchange.

(2) Content. An application filed pursuant to this Rule shall contain the Member's name and address, the name of a person associated with the Member who will serve as the primary contact for the application, the Rule from which the Member is seeking an exemption, and a detailed statement of the grounds for granting the exemption. If the Member does not want the application or the decision on the application to be publicly available in whole or in part, the Member also shall include in its application a detailed statement, including supporting facts, showing good cause for treating the application or decision as confidential in whole or in part.

(b) Decision

After considering an application, Exchange staff shall issue a written decision setting forth its findings and conclusions. The decision shall be served on the applicant either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail addressed to the applicant at his last known place of business. After the decision is served on the applicant, the application and decision shall be publicly available unless Exchange staff determines that the applicant has shown good cause for treating the application or decision as confidential in whole or in part.

(c) Appeal

Decisions made under this Rule may be appealed pursuant to Chapter 10 of the Exchange Rules governing adverse action.

CHAPTER 2. MEMBERS OF THE EXCHANGE

Rule 2.1. Rights, Privileges and Duties of Members

Unless otherwise provided in the Exchange Rules or Exchange LLC Agreement, each Member shall have the rights, privileges and duties of any other Member.

Rule 2.2. Obligations of Members and the Exchange

In addition to all other obligations imposed by the Exchange in the Exchange LLC Agreement or the Exchange Rules, all Members, as a condition of effecting approved securities transactions on the Exchange's trading facilities, shall agree to be regulated by the Exchange and shall recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, the Exchange LLC Agreement, its interpretations and policies and with the provisions of the Act and regulations thereunder, and that, subject to orders and rules of the Commission, the Exchange is required to discipline Members and persons associated with Members for violations of the provisions of the Exchange Rules, the Exchange LLC Agreement, its interpretations and policies and the Act and regulations thereunder, by expulsion, suspension, limitation of activities, functions, and operations, fines, censure, being suspended or barred from being associated with a Member, or any other fitting sanction.

Rule 2.3. Member Eligibility

Except as hereinafter provided, any registered broker or dealer that is and remains a member of a national securities association registered under Section 15A(a) of the Act or a member of another national securities exchange registered under Section 6(a) of the Act or any person associated with such a registered broker or dealer shall be eligible to be, and to remain, a Member.

Rule 2.4. Mandatory Participation in Testing of Backup Systems

(a) Pursuant to Regulation SCI and with respect to the Exchange's business continuity and disaster recovery plans, including its backup systems, the Exchange is required to establish standards for the designation of Members that the Exchange reasonably determines are, taken as a whole, the minimum necessary for the maintenance of fair and orderly markets in the event of the activation of such plans. The Exchange has established standards and will designate Members according to those standards as set forth below. All Members are permitted to connect to the Exchange's backup systems and to participate in testing of such systems.

(b) Certain Members are required to connect to the Exchange's backup systems and participate in functional and performance testing as announced by the Exchange, which shall occur at least once every 12 months. Specifically, Members that have been determined by the Exchange to contribute a meaningful percentage of the Exchange's overall volume must participate in mandatory testing of the Exchange's backup systems. The percentage of volume that the Exchange considers to be meaningful will be determined by the Exchange and will be published in a circular distributed to Members. The Exchange will provide at least six months prior notice to a Member that is designated for mandatory testing.

(c) For calendar year 2024, notwithstanding paragraph (b), the Exchange will instead designate at least three Members who have a meaningful percentage of trading volumes in NMS Stocks on other equity exchanges. The Exchange will designate firms that have already established connections to the Exchange's backup systems. The Exchange will notify Members designated under this paragraph (c) no later than September 1, 2024.

Rule 2.5. Restrictions

(a) The Exchange may determine not to permit a person to become a Member or person associated with a Member or continue as a Member or person associated with a Member in any capacity on the Exchange where:

(1) such person is other than a natural person and is not a registered broker or dealer;

(2) such person is a natural person who is not either a registered broker or dealer or associated with a registered broker or dealer;

(3) such person is subject to a statutory disqualification;

(4) such person is not a member of another registered national securities exchange or association;

(5) such person fails to meet any of the qualification requirements for becoming a Member or associated with a Member after approval thereof;

(6) such person fails to meet any condition placed by the Exchange on such Member or association with a Member; or

(7) such person violates any agreement with the Exchange.

(b) If a Member or person associated with a Member that becomes subject to a statutory disqualification under the Exchange Act wants to continue as a Member of the Exchange or in association with a Member, the Member or associated person must, within thirty (30) days of becoming subject to a statutory disqualification, submit a request to the Exchange seeking to continue as a Member or in association with a Member notwithstanding the statutory disqualification. Failure to timely submit such a request is a factor that may be taken into consideration by the Exchange in making determinations pursuant to paragraph (a) of this Rule.

(c) Subject to Rule 7.6 (Summary Suspension of Exchange Services), any person whose request to become a Member is denied or conditioned, or any person whose association with a Member is denied or conditioned pursuant to paragraph (a) of this Rule, and any Member or person associated with a Member who is not permitted pursuant to paragraph (a) of this Rule to continue as a Member or to be associated with a Member or which continuance as a Member or association is conditioned, may seek review under the provisions of the Exchange Rules relating to adverse action.

(d) No natural person or registered broker or dealer shall be admitted as, or be entitled to continue as, a Member or an associated person of a Member, unless such natural person or broker or dealer meets the standards of training, experience and competence as the Exchange may prescribe. Each Member shall have the responsibility and duty to ascertain by investigation the good character, business repute, qualifications and experience of any person applying for registration with the Exchange as an associated person of such Member.

(e) No registered broker or dealer shall be admitted as, or be entitled to continue as, a Member if such broker or dealer:

(1) fails to comply with either the financial responsibility requirements established by Rule 15c3-1 under the Act, or such other financial responsibility and operational capability requirements as may be established by the Exchange Rules;

(2) fails to adhere to the Exchange Rules relating to the maintenance of books and records or those rules of other self-regulatory organizations of which such broker or dealer is or was a Member;

(3) fails to demonstrate to the Exchange adequate systems capability, capacity, integrity and security necessary to conduct business on the Exchange;

(4) does not clear transactions executed on the Exchange through a registered clearing agency using a continuous net settlement system;

(5) is subject to any unsatisfied liens, judgments or unsubordinated creditor claims of a material nature, which, in the absence of a reasonable explanation therefor, remain outstanding for more than six months;

(6) has been subject to any bankruptcy proceeding, receivership or arrangement for the benefit of creditors within the past three years; or

(7) has engaged in an established pattern of failure to pay just debts or has defaulted, without a reasonable explanation, on an obligation to a self-regulatory organization, or any member of a self-regulatory organization.

(f) No person shall be admitted as a Member or as an associated person of a Member where it appears that such person has engaged, and there is a reasonable likelihood that such person again may engage, in acts or practices inconsistent with just and equitable principles of trade.

(g) No person shall become an associated person of a Member unless such person agrees:

(1) to supply the Exchange with such information with respect to such person's relationships and dealings with the Member as may be specified by the Exchange;

(2) to permit examination of such person's books and records by the Exchange to verify the accuracy of any information so supplied; and

(3) to be regulated by the Exchange and to recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, the Exchange LLC Agreement, the interpretations and policies of the Exchange and the provisions of the Act and the regulations thereunder.

Interpretations and Policies

.01 Proficiency Examinations:

(a) The Exchange may require the successful completion of a written proficiency examination to enable it to examine and verify that prospective Members and associated persons of Members have adequate training, experience and competence to comply with the Exchange Rules and policies of the Exchange.

(b) If the Exchange requires the completion of such proficiency examinations, the Exchange may, in exceptional cases and where good cause is shown, waive such proficiency examinations as are required by the Exchange upon written request of the applicant and accept other standards as evidence of an applicant's qualifications. Advanced age, physical infirmity or experience in fields ancillary to the securities business will not individually of themselves constitute sufficient grounds to waive a proficiency examination.

(c) The Exchange requires the General Securities Representative Examination ("**Series 7**") in qualifying persons seeking registration as general securities representatives, including as Authorized Traders on behalf of Members. For those persons seeking limited registration as Securities Traders as described in paragraph (f) below, the Exchange requires the Securities Traders Qualification Examination ("**Series 57**"). The Exchange uses the Uniform Application for Securities Industry Registration or Transfer ("**Form U4**") as part of its procedure for registration and oversight of Member personnel. Any person who last passed the Securities Industry Essentials Examination ("**SIE**") or who was last registered as a representative, whichever occurred last, four or more years immediately preceding the date of receipt by the Exchange of a new application for registration as a representative shall be required to pass the SIE in addition to a representative qualification examination appropriate to his or her category of registration.

(d) The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("**Limited Size Proprietary Firm**") to register at least two Principals with the Exchange. A Limited Size Proprietary Firm is required to register at least one Principal with the Exchange. In addition, the Exchange may waive the two Principal requirement in situations that indicate conclusively that only one Principal associated with the Member should be required. For purposes of this paragraph (d), a "**Principal**" shall be any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. Each Principal is required to successfully complete the General Securities Principal Examination ("**Series 24**"). The Exchange uses Form U4 as part of its procedure for registration and oversight of Member personnel. The Exchange will accept the New York Stock Exchange Series 14 Compliance Official Examination in lieu of the Series 24 to satisfy the above requirement for any person designated as a Chief Compliance Officer. Individuals that supervise the activities of General Securities Representatives must successfully complete the Series 7 as a prerequisite to the Series 24 or Series 14 and shall be referred to as General Securities Principals. The Exchange will require the Series 57 as a prerequisite to the Series 24 or Series 14 for those Principals whose supervisory responsibilities are limited to overseeing the activities of Series 57 qualified Securities Traders. These limited representative Principals shall be referred to as Securities Trader Principals. Each Principal with responsibility over securities trading activities on the Exchange shall become qualified and registered as a Securities Trader Principal.

(e) Each Member subject to Exchange Act Rule 15c3-1 shall designate a Financial/Operations Principal. The duties of a Financial/Operations Principal shall include taking appropriate actions to assure that the Member complies with applicable financial and operational requirements under Exchange Rules and the Exchange Act, including but not limited to those requirements relating to the submission of financial reports and the maintenance of books and records. Each Financial/Operations Principal is required to successfully complete the Financial and Operations Principal Examination ("**Series 27**"). The Exchange uses Form U4 as part of its procedure for registration and oversight of Member personnel. A Financial/Operations Principal of a Member may be a full-time employee of the Member or may be a part-time employee or independent contractor of the Member. The Exchange may waive the requirements of this paragraph (e) if a Member has satisfied the financial and operational requirements of its designated examining authority applicable to registration.

(f) The Exchange recognizes the Series 57 qualification for Authorized Traders that engage solely in trading on the Exchange, on either an agency or principal basis.

(g) For purposes of paragraphs (d) above, a "**proprietary trading firm**" shall mean a Member that trades its own capital, that does not have customers, and that is not a member of FINRA. In addition, to qualify for this definition, the funds used by a proprietary trading firm must be exclusively firm funds, all trading must be in the firm's accounts, and traders must be owners of, employees of, or contractors to the firm.

(h) Foreign Registrations. Any person who is in good standing as a representative with the Financial Conduct Authority in the United Kingdom or with a Canadian stock exchange or securities regulator shall be exempt from the requirement to pass the SIE.

(i) The following sets forth the qualification requirements for each of the registration categories described above:

CATEGORY OF REGISTRATION	QUALIFICATION EXAMINATION	ALTERNATIVE ACCEPTABLE QUALIFICATIONS
General Securities Representative	Series 7 and SIE	
Securities Trader	Series 57 and SIE	N/A
General Securities Principal	Series 24	Compliance Official Examination (Series 14)[1]
Securities Trader Principal	Series 24	Compliance Official Examination (Series 14)[1]
Financial Operations Principal	Series 27	Other examination acceptable to designated examining authority[2]

1 The Exchange will only permit the Series 14 for those designated as Chief Compliance Officers on Schedule A of Form BD.

2 An examination acceptable to the Member's designated examining authority is only acceptable to the Exchange if the Exchange waives the requirements of paragraph (e).

(j) Lapse of Registration and Expiration of SIE.

Any person who was last registered in a representative registration category two or more years immediately preceding the date of receipt by FINRA of a new application for registration in that registration category shall be required to pass a representative qualification examination appropriate to that registration category as specified in this Interpretation and Policy .01, unless the person has maintained his or her qualification status for that registration category in accordance with Interpretation and Policy .02(d) to Rule 2.5 or as otherwise permitted by the Exchange. Any person who last passed the SIE or who was last registered as a representative, whichever occurred last, four or more years immediately preceding the date of a new application for registration as a representative shall be required to pass the SIE in addition to a representative qualification examination appropriate to his or her category of registration as specified in this Interpretation and Policy .01.

Any person who was last registered in a principal registration category two or more years immediately preceding the date of a new application for registration in that registration category shall be required to pass a principal qualification examination appropriate to that registration category as specified in this Interpretation and Policy .01, unless the person has maintained his or her qualification status for that registration category in accordance with Interpretation and Policy .02(d) to Rule 2.5 or as otherwise permitted by the Exchange.

Any person whose registration has been revoked pursuant to Rule 8.1 and any person who has a continuing education deficiency for a period of two years as provided under Interpretation and Policy .02 to Rule 2.5 shall be required to pass a representative or principal qualification examination appropriate to his or her category of registration as specified in this Interpretation and Policy .01, to be eligible for registration.

For purposes of this paragraph (j), an application shall not be considered as a new application for registration if that application does not result in a registration.

.02 Continuing Education Requirements:

(a) Regulatory Element

(1) Requirements

No Member shall permit any Authorized Trader, Principal, or Financial/Operations Principal (each a "**Registered Representative**") to continue to, and no Registered Representative shall continue to, perform duties as a Registered Representative on behalf of such Member, unless such person has complied with the continuing education requirements in this Rule. Each Registered Representative registered with the Exchange immediately preceding January 1, 2024 shall complete the Regulatory Element of the continuing education program for the registration category annually by December 31 of 2024 and by December 31 of every year thereafter in which the person remains registered, or as otherwise prescribed by the Exchange. Each Registered Representative registering with the Exchange in a representative or principal registration category for the first time on or after January 1, 2024 shall complete the Regulatory Element for the registration category annually by December 31 of the subsequent calendar year following the calendar year in which the person becomes registered and by December 31 of every year thereafter in which the person remains registered, or as otherwise prescribed by the Exchange. Nothing in this paragraph shall prohibit a Member from requiring its Registered Representatives to complete their Regulatory Element for their registration categories at any time during the calendar year. The content of the Regulatory Element shall be appropriate to each representative or principal registration category. A Registered Representative shall complete Regulatory Element content for each registration category that he or she holds.

(2) Failure to Complete

Unless otherwise determined by the Exchange, as provided in this paragraph, any Registered Representative who has not completed the Regulatory Element of the program within the prescribed calendar year in which the Regulatory Element is due will have his or her registration(s) deemed inactive until such time as he or she completes all required Regulatory Elements, including any Regulatory Element that becomes due while his or her registration(s) is deemed inactive. Any person whose registration(s) has been deemed inactive under this paragraph shall cease all activities as a Registered Representative and is prohibited from performing any duties and functioning in any capacity requiring registration. Further, such person may not accept or solicit business or receive any compensation for the purchase or sale of securities. However, such person may receive trail or residual commissions resulting from transactions completed before the inactive status, unless the Member with which such person is associated has a policy prohibiting such trail or residual commissions. A registration that remains inactive for a period of two consecutive years will be administratively terminated. A person whose registration(s) is so terminated or who otherwise fails to complete required Regulatory Element for two consecutive years may reactivate the registration only by reapplying for registration(s) and satisfying applicable registration and qualification requirements of the Exchange's Rules. The two-year period under this paragraph is calculated from the date a person's registration(s) is deemed inactive. The Exchange may, upon written application, with supporting documentation, and a showing of good cause, allow for additional time for a Registered Representative to satisfy the Regulatory Element requirements.

(3) Disciplinary Actions

A Registered Representative may be required to complete assigned continuing education as prescribed by the Exchange in the event such person:

(A) is subject to any statutory disqualification as defined in Section 3(a)(39) of the Exchange Act;

(B) is subject to suspension or to the imposition of a fine of $5,000 or more for violation of any provision of any securities law or regulation, or any agreement with or rule or standard of conduct of any securities governmental agency, securities self-regulatory organization, or as imposed by any such regulatory or self-regulatory organization in connection with a disciplinary proceeding; or

(C) is ordered as a sanction in a disciplinary action to complete continuing education by any securities governmental agency or securities self-regulatory organization.

Such Registered Representative must complete any continuing education required under this paragraph within 120 days of the Registered Representative becoming subject to the statutory disqualification, in the case of (A) above, or the disciplinary action becoming final, in the case of (B) or (C) above.

(4) Reregistration

Any Registered Representative who reregisters in a representative or principal registration category shall complete the Regulatory Element content for the registration category annually by December 31 of the subsequent calendar year following the calendar year in which the person becomes reregistered and by December 31 of every year thereafter in which the person remains registered, or as otherwise prescribed by the Exchange, provided that he or she has already completed Regulatory Element content for that registration category for the calendar year in which he or she is reregistering, he or she is registering by having passed an examination for that registration category, or he or she is reregistering by having obtained an unconditional examination waiver for that registration category.

Any Registered Representative who is reregistering in a representative or principal registration category without having completed any Regulatory Element content for that registration category for the calendar year in which he or she is reregistering or without having passed an examination for that registration category or without having obtained an unconditional examination waiver for that registration category shall complete the Regulatory Element content for that registration category annually by December 31 of the calendar year in which he or she reregisters and by December 31 of every year thereafter in which he or she remains registered, or as otherwise prescribed by the Exchange.

If a Registered Representative has not completed any Regulatory Element content for a registration category in the calendar year(s) prior to reregistering, the Exchange would not approve a registration request for that category until he or she completes that Regulatory Element content or he or she passes an examination for that registration category or he or she obtains an unconditional examination waiver for that registration category, whichever is applicable.

Nothing in this paragraph shall prohibit a member from requiring Registered Representatives to complete their Regulatory Element for their registration categories at any time during the calendar year.

(b) Firm Element

(1) Persons Subject to the Firm Element

The requirements of paragraph (b) of this Rule shall apply to any Registered Representative.

(2) Standards for the Firm Element

(A) A Member must maintain a continuing and current education program for its Registered Representatives to enhance their securities knowledge, skill, and professionalism. At a minimum, each Member shall at least annually evaluate and prioritize its training needs and develop a written training plan. The plan must take into consideration the Member's size, organizational structure, and scope of business activities, as well as regulatory developments and the performance of Registered Representatives in the Regulatory Element. If a Member's analysis establishes the need for supervisory training for persons with supervisory responsibilities, such training must be included in that Member's training plan.

(B) Minimum Standards for Training Programs — Programs used to implement a Member's training plan must be appropriate for the business of the Member and, at a minimum must cover training topics related to the role, activities or responsibilities of the Registered Representatives and to professional responsibility.

(C) Administration of Continuing Education Program — a Member must administer its continuing education programs under this paragraph (b) in accordance with its annual evaluation and written plan and must maintain records documenting the content of the programs and completion of the programs by Registered Representatives.

(D) Participation in Other Required Training — a Member may consider a Registered Representative's participation in the Member's anti-money laundering compliance training under Rule 5.6(b)(5) toward satisfying the Registered Representative's continuing education requirement under this paragraph (b).

(3) Participation in the Firm Element

Registered Representatives of a Member must take all appropriate and reasonable steps to participate in continuing education programs under this paragraph (b) as required by the Member.

(4) Specific Training Requirements

The Exchange may require a member, individually or as part of a larger group, to provide specific training to its Registered Representatives in such areas as the Exchange deems appropriate. Such a requirement may stipulate the class of Registered Representatives for which it is applicable, the time period in which the requirement must be satisfied and, where appropriate, the actual training content.

(c) The following sets forth the Regulatory Elements appropriate for each registration category:

CATEGORY OF REGISTRATION	REGULATORY ELEMENT
General Securities Representative	S101 General Program
Securities Trader	S101 General Program
General Securities Principal	S201 Supervisor Program
Securities Trader Principal	S201 Supervisor Program
Financial/Operations Principal	S201 Supervisor Program

(d) Continuing Education Program for Persons Maintaining Their Qualification Following the Termination of a Registration Category.

A person who terminates any of his or her representative or principal registration categories may maintain his or her qualification for any of the terminated registration categories for a period of five years following the termination of the registration category, subject to the following conditions:

(1) The person was registered in the registration category for at least one year immediately preceding the termination of the registration category and the

person was not subject to a statutory disqualification as defined in Section 3(a)(39) of the Exchange Act during the registration period;

(2) The person elects to participate in the continuing education program under this paragraph at the time of his or her Form U5 submission or at a later date within two years from the termination of his or her registration category, provided that if the person commences at the later date the person completes within two years from the termination of his or her registration category any continuing education that was due under the program between the time of his or her Form U5 submission and the later date he or she commences participating in the program;

(3) The person completes annually by December 31 of the calendar year in a manner specified by the Exchange all prescribed continuing education during his or her participation in the program under this paragraph, provided that the Exchange may, upon written application by the person, with supporting documentation, and a showing of good cause, allow for additional time for the person to complete the prescribed continuing education;

(4) The person does not have a continuing education deficiency with respect to his or her Regulatory Element for two consecutive years as provided in paragraph (b) of this Rule;

(5) The person does not become subject to a continuing education deficiency with respect to his or her Regulatory Element for two consecutive years as provided in paragraph (b) of this Rule while participating in the program under this paragraph; and

(6) The person does not become subject to a statutory disqualification as defined in Section 3(a)(39) of the Exchange Act following the termination of his or her registration category or while participating in the program under this paragraph.

(e) Eligibility of Other Persons to Participate in the Continuing Education Program Specified in Paragraph (f) of this Rule.

A person registered in a representative or principal registration category within two years immediately preceding March 15, 2022 shall be eligible to participate in the continuing education program under paragraph (d) of this Rule, provided that he or she satisfies the conditions set forth in paragraphs (d)(1) and (d)(3) through (d)(6) of this Rule. Persons eligible under this paragraph shall make their election to participate in the continuing education program under paragraph (d) of this Rule by March 15, 2022. If such persons elect to participate in the continuing education program, their participation period will be adjusted by deducting from that period the amount of time that has lapsed between the date that such persons terminated their registration categories and March 15, 2022.

(f) Re-Eligibility to Participate in the Continuing Education Program Specified in Paragraph (d) of this Rule.

A person who previously participated in the continuing education program under paragraph (d) of this Rule may become re-eligible to participate in the program if he or she reregisters with a member firm and subsequently satisfies the conditions set forth in paragraphs (d)(1) and (d)(4) of this Rule. In such an event, the person may elect to again participate in the program subject to satisfying the remaining conditions set forth in paragraph (d) of this Rule.

.03 Registration Procedures.

Persons associated with a Member registering with the Exchange shall electronically file a Form U4 with the Central Registration Depository ("**CRD**") System by appropriately checking the Exchange as a requested registration on the electronic Form U4 filing. Any person required to complete Form U4 shall promptly electronically file any required amendments to Form U4 with the CRD System.

.04 Termination of Employment.

(a) The discharge or termination of employment of any person registered with the Exchange, together with the reasons therefor, shall be electronically reported to the CRD System, by a Member immediately following the date of termination, but in no event later than thirty (30) days following termination on a Uniform Termination Notice for Securities Industry Registration ("**Form U5**"). A copy of said termination notice shall be provided concurrently to the person whose association has been terminated.

(b) The Member shall electronically report to the CRD System, by means of an amendment to the Form U5 filed pursuant to paragraph (a) above, in the event that the Member learns of facts or circumstances causing any information set forth in the notice to become inaccurate or incomplete. Such amendment shall be provided concurrently to the person whose association has been terminated no later than thirty (30) days after the Member learns of the facts or circumstances giving rise to the amendment.

.05 Statutory Disqualification Proceedings Pending Before Another SRO

The Exchange may waive the provisions of this Rule when a proceeding is pending before another self-regulatory organization to determine whether to permit a Member or associated person of a Member to become or continue membership or association notwithstanding a statutory disqualification. In the event the Exchange determines to waive the provisions of this Rule with respect to a Member or associated person, the Exchange shall determine whether the Exchange will concur in any Exchange Act Rule 19h-1 filing made by another self-regulatory organization with respect to the Member or associated person.

Rule 2.6. Application Procedures for Membership or to become an Associated Person of a Member

(a) Applications for membership shall be made to the Exchange and shall contain the following:

(1) An agreement to abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Formation, the Exchange LLC Agreement, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board and penalties imposed by the Board, and any duly authorized committee; provided, however, that such agreement shall not be construed as a waiver by the applicant of any right to appeal as provided in the Act.

(2) An agreement to pay such dues, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) An agreement that the Exchange and its officers, employees and members of its Board and of any committee shall not be liable, except for willful malfeasance, to the applicant or to any other person, for any action taken by such director, officer or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Formation, the Exchange LLC Agreement, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board or any duly authorized committee.

(4) An agreement that, in cases where the applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the applicant against the Exchange or any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00); provided, however, that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals.

(5) An agreement to maintain and make available to the Exchange, its authorized employees and its Board or committee members such books and records as may be required to be maintained by the Commission or the Exchange Rules.

(6) Such other reasonable information with respect to the applicant as the Exchange may require.

(b) Applications for association with a Member shall be made on Form U4 and such other forms as the Exchange may prescribe, and shall be delivered to the Exchange in such manner as designated by the Exchange.

(c) If the Exchange is satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter, the Exchange shall promptly notify, in writing, the applicant of such determination, and the applicant shall be a Member.

(d) If the Exchange is not satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter, the Exchange shall promptly notify the applicant of the grounds for denying the applicant. The Board on its own motion may reverse the determination that the applicant is not qualified for membership. If a majority of the Board specifically determines to reverse the determination to deny membership, the Board shall promptly notify Exchange staff, who shall promptly notify the applicant of the Board's decision and shall grant membership to the applicant. An applicant who has been denied membership may appeal such decision under Chapter 10 of the Exchange Rules governing adverse action.

(e) In considering applications for membership, the Exchange shall adhere to the following procedures: Where an application is granted, the Exchange shall promptly notify the applicant. The applicant shall be afforded an opportunity to be heard on the denial of membership pursuant to Chapter 10 of the Exchange Rules governing adverse action.

(f) Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to review and act upon applications for associated persons of a Member, the procedure set forth in this Chapter shall govern the processing of any such applications.

(g) Each applicant shall file with the Exchange a list and descriptive identification of those persons associated with the applicant who are its executive officers, directors, principal shareholders, and general partners. Such persons shall file with the Exchange a Uniform Application for Securities Industry Registration or Transfer ("**Form U4**"). Applicants approved as Members of the Exchange must keep such information current with the Exchange.

Rule 2.7. Revocation of Membership or Association with a Member

Members or associated persons of Members may effect approved securities transactions on the Exchange's trading facilities only so long as they possess all the qualifications set forth in the Exchange Rules. Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to monitor the continued qualifications of a Member or an associated person of a Member, when the Exchange has reason to believe that a Member or associated person of a Member fails to meet such qualifications, the Exchange may act to revoke such person's membership or association. Such action shall be instituted under, and governed by, Chapters 7 and 8 of the Exchange Rules and may be appealed under Chapter 10 of the Exchange Rules governing adverse action. In connection with any revocation of rights as a Member or voluntary termination of rights as a Member pursuant to Rule 2.8, the Member's membership in the Exchange shall be cancelled.

Rule 2.8. Voluntary Termination of Rights as a Member

A Member may voluntarily terminate its rights as a Member only by a written resignation addressed to the Exchange's Secretary or another officer designated by the Exchange. Such resignation shall not take effect until 30 days after all of the following conditions have been satisfied: (i) receipt of such written resignation; (ii) all indebtedness due the Exchange shall have been paid in full; (iii) any Exchange investigation or disciplinary action brought against the Member has reached a final disposition; and (iv) any examination of such Member in process is completed and all exceptions noted have been reasonably resolved; provided, however, that the Board may declare a resignation effective at any time.

Rule 2.9. Dues, Assessments and Other Charges

The Exchange may prescribe such reasonable assessments, dues or other charges as it may, in its discretion, deem appropriate. Such assessments and charges shall be equitably allocated among Members, issuers and other persons using the Exchange's facilities.

Rule 2.10. No Affiliation between Exchange and any Member

Without the prior approval of the Commission, the Exchange or any entity with which it is affiliated shall not, directly or indirectly, acquire or maintain an ownership interest in a Member. In addition, without the prior approval of the Commission, a Member shall not be or become an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange. The term affiliate shall have the meaning specified in Rule 12b-2 under the Act. Nothing in this Rule 2.10 shall prohibit a Member or its affiliate from acquiring or holding an equity interest in 24X Bermuda Holdings LLC that is permitted by the ownership and voting limitations contained in the LLC Agreement of 24X Bermuda Holdings. In addition, nothing in this Rule 2.10 shall prohibit a Member from being or becoming an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange, solely by reason of such Member or any officer, director, manager, managing member, partner or affiliate of such Member being or becoming either (a) a Director pursuant to the Exchange LLC Agreement, or (b) a Manager serving on the Board of Managers of 24X Bermuda Holdings LLC.

Rule 2.11. Order Routing to Other Exchanges

The Exchange may automatically route orders to other Trading Centers under certain circumstances as described below and elsewhere in these Rules ("**Routing Services**"). In connection with such services, the following shall apply:

(a) Routing Services will be provided in conjunction with one or more routing brokers that are not affiliated with the Exchange. For each routing broker used by the Exchange, an agreement will be in place between the Exchange and the routing broker that will, among other things, restrict the use of any confidential and proprietary information that the routing broker receives for legitimate business purposes necessary for routing orders at the direction of the Exchange.

(b) The Exchange shall establish and maintain procedures and internal controls reasonably designed to adequately restrict the flow of confidential and proprietary information between the Exchange and the routing broker, and any other entity, including any affiliate of the routing broker, and, if the routing broker or any of its affiliates engages in any other business activities other than providing routing services to the Exchange, between the segment of the routing broker or affiliate that provides the other business activities and the segment of the routing broker that provides the Routing Services.

(c) The Exchange may not use a routing broker for which the Exchange or any affiliate of the Exchange is the designated examining authority.

(d) The Exchange will provide its Routing Services in compliance with the provisions of the Exchange Act and the rules thereunder, including, but not limited to, the requirements in Section 6(b)(4) and (5) of the Exchange Act that the rules of a national securities exchange provide for the equitable allocation of reasonable dues, fees and other charges among its Members and other persons using its facilities, and not be designed to permit unfair discrimination between customers, issuers, brokers or dealers.

(e) For all Routing Services, the Exchange will determine the logic that provides when, how, and where orders are routed away to other Trading Centers.

(f) The routing broker will receive routing instructions from the Exchange, to route orders to other exchanges and report such executions back to the Exchange. The routing broker cannot change the terms of an order or the routing instructions, nor does the routing broker have any discretion about where to route an order.

(g) Any bid or offer entered on the Exchange routed to another exchange through a routing broker that results in an execution shall be binding on the Member that entered such bid/offer.

(h) A Member's use of the Routing Services to route orders to another Trading Center will be optional. Any Member that does not want to use the Routing Services provided in conjunction with one or more routing brokers that are not affiliated with the Exchange may use other routers to route orders to other Trading Centers after such orders have been cancelled on the Exchange.

CHAPTER 3. RULES OF FAIR PRACTICE

Rule 3.1. Business Conduct of Members

A Member, in the conduct of its business, shall observe high standards of commercial honor and just and equitable principles of trade.

Rule 3.2. Violations Prohibited

No Member shall engage in conduct in violation of the Act, the rules or regulations thereunder, the Exchange LLC Agreement, Exchange Rules or any policy or written interpretation of the Exchange LLC Agreement or Exchange Rules by the Board or an appropriate Exchange committee. Every Member shall so supervise persons associated with the Member as to assure compliance with those requirements.

Rule 3.3. Use of Fraudulent Devices

No Member shall effect any transaction in, or induce the purchase or sale of, any security by means of any manipulative, deceptive or other fraudulent device or contrivance.

Rule 3.4. False Statements

No Member or applicant for membership, or person associated with a Member or applicant, shall make any false statements or misrepresentations in any application, report or other communication to the Exchange. No Member or person associated with a Member shall make any false statement or misrepresentation to any Exchange committee, officer, the Board or any designated self-regulatory organization in connection with any matter within the jurisdiction of the Exchange.

Rule 3.5. Communications with the Public

Members and persons associated with a Member shall comply with FINRA Rule 2210 (except FINRA Rule 2210(c)) as if such Rule were part of the Exchange's Rules. The Exchange and FINRA are parties to an agreement pursuant to which FINRA has agreed to perform certain functions on behalf of the Exchange. Therefore, Members are complying with Exchange Rule 3.5 by complying with FINRA Rule 2210 as written. In addition, functions performed by FINRA, FINRA departments, and FINRA staff under Exchange Rule 3.5 are being performed by FINRA on the Exchange's behalf.

Rule 3.6. Fair Dealing with Customers

All Members have a fundamental responsibility for fair dealing with their customers. Practices which do not represent fair dealing include, but are not limited to, the following:

(a) Recommending speculative securities to customers without knowledge of or an attempt to obtain information concerning the customers' other securities holdings, their financial situation and other necessary data. This prohibition has particular application to high pressure telephonic sales campaigns;

(b) Excessive activity in customer accounts (churning or overtrading) in relation to the objectives and financial situation of the customer;

(c) Establishment of fictitious accounts in order to execute transactions which otherwise would be prohibited or which are contrary to the Member's policies.

(d) Causing the execution of transactions which are unauthorized by customers or the sending of confirmations in order to cause customers to accept transactions not actually agreed upon;

(e) Unauthorized use or borrowing of customer funds or securities; and

(f) Recommending the purchase of securities or the continuing purchase of securities in amounts which are inconsistent with the reasonable expectation that the customer has the financial ability to meet such a commitment.

Interpretations and *Policies*

.01 Members who handle customer orders on the Exchange shall establish and enforce objective standards to ensure queuing and executing of customer orders in a fair and equitable manner.

Rule 3.7. Recommendations to Customers

(a) In recommending to a customer the purchase, sale or exchange of any security, a Member shall have reasonable grounds for believing that the recommendation is suitable for such customer upon the basis of the facts disclosed by such customer, after reasonable inquiry by the Member, as to the customer's other securities holdings and as to the customer's financial situation and needs.

(b) A Member may use material referring to past recommendations if it sets forth all recommendations as to the same type, kind, grade or classification of securities made by the Member within the last year. Longer periods of years may be covered if they are consecutive and include the most recent year. Such material must also name each security recommended and give the date and nature of each recommendation (e.g., whether to buy or sell), the price at the time of the recommendation, the price at which, or the price within which, the recommendation was to be acted upon, and the fact that the period was one of generally falling or rising markets, if such was the case.

Interpretations and Policies

.01 Recommendations made in connection with products listed pursuant to Chapter 14, if applicable, shall comply with the provisions of paragraph (a) above. No Member shall recommend to a customer a transaction in any such product unless the Member has a reasonable basis for believing at the time of making the recommendation that the customer has such knowledge and experience in financial matters that he may reasonably be expected to be capable of evaluating the risks of the recommended transaction and is financially able to bear the risks of the recommended position.

Rule 3.8. The Prompt Receipt and Delivery of Securities

(a) Purchases. No Member may accept a customer's purchase order for any security until it has first ascertained that the customer placing the order or its agent agrees to receive securities against payment in an amount equal to any execution, even though such an execution may represent the purchase of only a part of a larger order.

(b) Sales. No Member shall execute a sale order for any customer or for its own account in any security unless such sale complies with the applicable provisions of the Act, including Regulation SHO.

Rule 3.9. Charges for Services Performed

A Member's charges, if any, for services performed (including miscellaneous services such as collection of moneys due for principal, dividends or interest; exchange or transfer of securities; appraisals, safekeeping or custody of securities; and other services) shall be reasonable and not unfairly discriminatory among customers.

Rule 3.10. Use of Information

A Member who, in the capacity of payment agent, transfer agent, or any other similar capacity, or in any fiduciary capacity, has received information as to the ownership of securities shall not make use of such information for soliciting purchases, sales or exchanges except at the request, and on behalf, of the issuer.

Rule 3.11. Publication of Transactions and Quotations

No Member shall report to the Exchange or publish or cause to be published any transaction as a purchase or sale of any security unless such Member believes that such transaction was a bona fide purchase or sale of such security, and no Member shall purport to quote the bid or asked price for any security, unless such Member believes that such quotation represents a bona fide bid for, or offer of, such security.

Rule 3.12. Offers at Stated Prices

No Member shall make an offer to buy from or sell to any person any security at a stated price unless such Member is prepared to purchase or sell, as the case may be, at such price and under such conditions as are stated at the time of such offer to buy or sell.

Rule 3.13. Payments Involving Publications that Influence the Market Price of a Security

(a) Except as provided in paragraph (b), no Member shall directly or indirectly, give, permit to be given, or offer to give anything of value to any person for the purpose of influencing or rewarding the action of such person in connection with the publication or circulation in any electronic or other public media, including any investment service or similar publication, website, newspaper, magazine or other periodical, radio, or television program of any matter that has, or is intended to have, an effect upon the market price of any security.

(b) The prohibitions in paragraph (a) shall not apply to compensation paid to a person in connection with the publication or circulation of:

(1) a communication that is clearly distinguishable as paid advertising;

(2) a communication that discloses the receipt of compensation and the amount thereof in accordance with Section 17(b) of the Securities Act of 1933; or

(3) a research report, as that term is defined in FINRA Rule 2241.

Rule 3.14. Disclosure on Confirmations

A Member, at or before the completion of each transaction with a customer, shall give or send to such customer such written notification or confirmation of the transaction as is required by Commission Rule 10b-10.

Rule 3.15. Disclosure of Control

A Member controlled by, controlling, or under common control with, the issuer of any security, shall disclose to a customer the existence of such control before entering into any contract with or for such customer for the purchase or sale or such security, and if such disclosure is not made in writing, it shall be supplemented by the giving or sending of a written disclosure to the customer at or before completion of the transaction.

Rule 3.16. Discretionary Accounts

(a) No Member shall effect any purchase or sale transactions with, or for, any customer's account in respect of which such Member is vested with any discretionary power if such transactions are excessive in size or frequency in view of the financial resources and character of such account.

(b) No Member shall exercise any discretionary power in a customer's account unless such customer has given prior written authorization and the account has been accepted by the Member, as evidenced in writing by a person duly designated by the Member.

(c) The Member shall approve promptly in writing each discretionary order entered and shall review all discretionary accounts at frequent intervals in order to detect and prevent transactions which are excessive in size or frequency in view of the financial resources and character of the account. The Member shall designate a partner, officer or manager in each office, including the main office, to carry out the approval and review procedures.

(d) This Rule shall not apply to an order by a customer for the purchase or sale of a definite amount of a specified security which order gives the Member discretion only over the time and price of execution.

Rule 3.17. Customer's Securities or Funds

No Member shall make improper use of a customer's securities or funds.

Rule 3.18. Prohibition Against Guarantees

No Member shall guarantee, directly or indirectly, a customer against loss in any securities account of such customer carried by the Member or in any securities transaction effected by the Member with or for such customer.

Rule 3.19. Sharing in Accounts; Extent Permissible

No Member shall share, directly or indirectly, in the profits or losses in any account of a customer carried by the Member or any other Member, unless authorized by the customer or Member carrying the account; and a Member shall share in the profits or losses in any account of such customer only in direct proportion to the financial contributions made to such account by the Member. Accounts of the immediate family of any person employed by or under the control of a Member shall be exempt from this direct proportionate share limitation. For purposes of this Rule, the term "**immediate family**" shall include parents, mother-in-law, father-in-law, husband or wife, children or any other relative to whose support the person employed by or under the control of a Member contributes directly or indirectly.

Rule 3.20. Influencing or Rewarding Employees of Others

(a) No Member or person associated with a Member shall, directly or indirectly, give or permit to be given anything of value, including gratuities, in excess of one hundred dollars per individual per year to any person, principal, proprietor, employee, agent or representative of another person where such payment or gratuity is in relation to the business of the employer of the recipient of the payment or gratuity. A gift of any kind is considered a gratuity.

(b) This Rule shall not apply to contracts of employment with or to compensation for services rendered by persons enumerated in paragraph (a) provided that there is in existence prior to the time of employment or before the services are rendered, a written agreement between the Member and the person who is to be employed to perform such services. Such agreement shall include the nature of the proposed employment, the amount of the proposed compensation, and the written consent of such person's employer or principal.

(c) A separate record of all payments or gratuities in any amount known to the Member, the employment agreement referred to in paragraph (b) and any employment compensation paid as a result thereof shall be retained by the Member for the period specified by Exchange Act Rule 17a-4.

Rule 3.21. Customer Disclosures

No Member may accept an order from a customer for execution during Extended Hours Trading without disclosing to such customer that Extended Hours Trading involves material trading risks, including the possibility of lower liquidity, high volatility, changing prices, unlinked markets, an exaggerated effect from news announcements, wider spreads and any other relevant risk, including additional risks related to the 24X Market Session. The disclosures required pursuant to this Rule may take the following form or such other form as provides substantially similar information:

(a) Risk of Lower Liquidity

Liquidity refers to the ability of market participants to buy and sell securities. Generally, the more orders that are available in a market, the greater the liquidity. Liquidity is important because with greater liquidity it is easier for investors to buy or sell securities, and as a result, investors are more likely to pay or receive a competitive price for securities purchased or sold. There may be lower liquidity in Extended Hours Trading as compared to Regular Trading Hours. As a result, your order may only be partially executed, or not at all.

(b) Risk of Higher Volatility

Volatility refers to the changes in price that securities undergo when trading. Generally, the higher the volatility of a security, the greater its price swings. There may be greater volatility in Extended Hours Trading than in Regular Trading Hours. In addition, there may be different tools in place to address market volatility in Extended Hours Trading. For example, in Extended Hours Trading, price bands and reference prices may be in place instead of the National Market System Plan to Address Extraordinary Market Volatility pursuant to Rule 608 of Regulation NMS under the Act. As a result, your order may only be partially executed, or not at all, or you may receive an inferior price in Extended Hours Trading than you would during Regular Trading Hours.

(c) Risk of Changing Prices

The prices of securities traded in Extended Hours Trading may not reflect the prices either at the end of Regular Trading Hours, or upon the opening of the next morning. As a result, you may receive an inferior price in Extended Hours Trading than you would during Regular Trading Hours.

(d) Risk of Unlinked Markets

Depending on the Extended Hours Trading system or the time of day, the prices displayed on a particular Extended Hours Trading system may not reflect the prices in other concurrently operating Extended Hours Trading systems dealing in the same securities. Accordingly, you may receive an inferior price in one Extended Hours Trading system than you would in another Extended Hours Trading system.

(e) Risk of News Announcements

Normally, issuers make news announcements that may affect the price of their securities after Regular Trading Hours. Similarly, important financial information is frequently announced outside of Regular Trading Hours. In Extended Hours Trading, these announcements may occur during trading, and if combined with lower liquidity and higher volatility, may cause an exaggerated and unsustainable effect on the price of a security.

(f) Risk of Wider Spreads

The spread refers to the difference in price between what you can buy a security for and what you can sell it for. Lower liquidity and higher volatility in Extended Hours Trading may result in wider than normal spreads for a particular security.

(g) Risk of Trading During Hours in Which Financial Market Infrastructure Companies Are Closed

In Extended Hours Trading, there are certain hours in which important financial market infrastructure companies are closed for business. Examples of these market infrastructure companies include the relevant clearing agency as well as other markets, banks, Fedwire Funds Service, and certain other providers of settlement services. Likewise, trading during hours in which the relevant clearing agency as well as other providers of settlement services are closed may lead to an increased passage of time between execution and final settlement of the resulting transaction.

(h) Risk of Lack of Calculation or Dissemination of Underlying Index Value or Intraday Indicative Value ("**IIV**")

For certain derivative securities products, an updated underlying index value or IIV may not be calculated or publicly disseminated in extended trading hours. Since the underlying index value and IIV are not calculated or widely disseminated during Extended Hours Trading sessions, an investor who is unable to calculate implied values for certain derivative securities products in those sessions may be at a disadvantage to market professionals.

(i) Additional Risks related to the 24X Market Session

The 24X Market Session may present risks in addition to the risks discussed above, including the following:

(1) Risk of Trading During Hours in Which Primary Listing Markets May Not Be Open

During the 24X Market Session, the primary listing exchanges for securities traded on the Exchange may not be open, and, thus, trading in listed securities may not be occurring on the primary listing exchanges during the 24X Market Session. The primary listing exchanges also may not be available to perform their regulatory surveillance and other regulatory obligations with regard to their listed securities during the 24X Market Session.

(2) Risk of Trading During Hours in Which There May Be Limited or Different Regulatory Protections

The regulatory protections available during the 24X Market Session may be more limited or different than those available during Regular Trading Hours. For example, certain mechanisms that address volatility in individual symbols and the equities market may not be available during the 24X Market Session.

(3) Risk of Trading Because of Limited Trading Alternatives

The Exchange may be the only exchange trading certain securities during the 24X Market Session. With more limited trading alternatives during the 24X Market Session, you may experience losses if your orders cannot be executed normally due to systems failures or other issues on the Exchange.

(4) Risk related to Continuous Trading

With the implementation of the 24X Market Session, near-continuous trading would take place. With more limited breaks in trading, there may be a greater risk related to system maintenance and testing, as well as the pausing and resumption of trading.

(5) Risk of Trading Because 24X Market Session is Novel

Trading on an exchange during the 24X Market Session is novel and may present additional unforeseen risks in addition to those discussed above.

Rule 3.22. Telemarketing

(a) Telemarketing Restrictions

No Member or associated person of a Member shall make an outbound telephone call to:

(1) any person's residence at any time other than between 8 a.m. and 9 p.m. local time at the called person's location;

(2) any person that previously has stated that he or she does not wish to receive any outbound telephone calls made by or on behalf of the Member; or

(3) any person who has registered his or her telephone number on the Federal Trade Commission's national do-not-call registry.

(b) Caller Disclosures

No Member or associated person of a Member shall make an outbound telephone call to any person without disclosing truthfully, promptly and in a clear and conspicuous manner to the called person the following information:

(1) the identity of the caller and the Member;

(2) the telephone number or address at which the caller may be contacted; and

(3) that the purpose of the call is to solicit the purchase of securities or related services. The telephone number provided may not be a 900 number or any other number for which charges exceed local or long-distance transmission charges.

(c) Exceptions

The prohibition of paragraph (a)(1) does not apply to outbound telephone calls by a Member or an associated person of a Member if:

(1) the Member has received that person's express prior consent;

(2) the Member has an established business relationship with the person; or

(3) the person called is a broker or dealer.

(d) Member's Firm-Specific Do-Not-Call List

(1) Each Member shall make and maintain a centralized list of persons who have informed the Member or an associated person of a Member that they do not wish to receive outbound telephone calls.

(2) Prior to engaging in telemarketing, a Member must institute procedures to comply with paragraphs (a) and (b). Such procedures must meet the following minimum standards:

(A) Written policy. Members must have a written policy for maintaining the do-not-call list described under paragraph (d)(1).

(B) Training of personnel engaged in telemarketing. Personnel engaged in any aspect of telemarketing must be informed and trained in the existence and use of the do not-call list.

(C) Recording, disclosure of do-not-call requests. If a Member receives a request from a person not to receive calls from that Member, the Member must record the request and place the person's name, if provided, and telephone number on the Member's firm-specific do not call list at the time the request is made. Members must honor a person's do-not-call request within a reasonable time from the date such request is made. This period may not exceed 30 days from the date of such request. If such requests are recorded or maintained by a party other than the Member on whose behalf the outbound telephone call is made, the Member on whose behalf the outbound telephone call is made will be liable for any failures to honor the do-not-call request.

(D) Identification of telemarketers. A Member or associated person of a Member making an outbound telephone call must make the caller disclosures set forth in paragraph (b).

(E) Affiliated persons or entities. In the absence of a specific request by the person to the contrary, a person's do-not-call request shall apply to the Member making the call, and shall not apply to affiliated entities unless the consumer reasonably would expect them to be included given the identification of the caller and the product being advertised.

(F) Maintenance of do-not-call lists. A Member making outbound telephone calls must maintain a record of a person's request not to receive further calls.

(e) Do-Not-Call Safe Harbors

(1) A Member or associated person of a Member making outbound telephone calls will not be liable for violating paragraph (a)(3) if:

(A) the Member has an established business relationship with the called person. A person's request to be placed on the Member's firm-specific do-not-call list terminates the established business relationship exception to the national do-not-call registry provision for that Member even if the person continues to do business with the Member;

(B) the Member has obtained the person's prior express written consent. Such consent must be clearly evidenced by a signed, written agreement (which may be obtained electronically under the E-Sign Act) between the person and the Member, which states that the person agrees to be contacted by the Member and includes the telephone number to which the calls may be placed; or

(C) the Member or associated person of a Member making the call has a personal relationship with the called person.

(2) A Member or associated person of a Member making outbound telephone calls will not be liable for violating paragraph (a)(3) if the Member or associated person of a Member demonstrates that the violation is the result of an error and that as part of the Member's routine business practice:

(A) the Member has established and implemented written procedures to comply with paragraphs (a) and (b);

(B) the Member has trained its personnel, and any entity assisting in its compliance, in the procedures established pursuant to paragraph (e)(2)(A);

(C) the Member has maintained and recorded a list of telephone numbers that it may not contact in compliance with paragraph (d); and

(D) the Member uses a process to prevent outbound telephone calls to any telephone number on the Member's firm specific do-not-call list or the national do-not-call registry, employing a version of the national do-not-call registry obtained from the Federal Trade Commission no more than 31 days prior to the date any call is made, and maintains records documenting this process.

(f) Wireless Communications

The provisions set forth in this Rule are applicable to Members and associated persons of Members making outbound telephone calls to wireless telephone numbers.

(g) Outsourcing Telemarketing

If a Member uses another appropriately registered or licensed entity or person to perform telemarketing services on its behalf, the Member remains responsible for ensuring compliance with all provisions contained in this Rule.

(h) Billing Information

For any telemarketing transaction, no Member or associated person of a Member shall cause billing information to be submitted for payment, directly or indirectly, without the express informed consent of the customer. Each Member or associated person of a Member must obtain the express informed consent of the person to be charged and to be charged using the identified account.

In any telemarketing transaction involving pre-acquired account information, the following requirements must be met to evidence express informed consent:

(1) In any telemarketing transaction involving pre-acquired account information and a free-to-pay conversion feature, the Member or associated person of a Member must:

(A) obtain from the customer, at a minimum, the last four digits of the account number to be charged;

(B) obtain from the customer an express agreement to be charged and to be charged using the account number pursuant to paragraph (h)(1)(A); and

(C) make and maintain an audio recording of the entire telemarketing transaction.

(2) In any other telemarketing transaction involving pre-acquired account information not described in paragraph (h)(1), the Member or associated person of a Member must:

(A) identify the account to be charged with sufficient specificity for the customer to understand what account will be charged; and

(B) obtain from the customer an express agreement to be charged and to be charged using the account number identified pursuant to paragraph (h)(2)(A).

(i) Caller Identification Information

(1) Any Member that engages in telemarketing must transmit or cause to be transmitted the telephone number and, when made available by the Member's telephone carrier, the name of the Member to any caller identification service in use by a recipient of an outbound telephone call.

(2) The telephone number so provided must permit any person to make a do-not-call request during regular business hours.

(3) Any Member that engages in telemarketing is prohibited from blocking the transmission of caller identification information.

(j) Unencrypted Consumer Account Numbers

No Member or associated person of a Member shall disclose or receive, for consideration, unencrypted consumer account numbers for use in telemarketing. The term "**unencrypted**" means not only complete, visible account numbers, whether provided in lists or singly, but also encrypted information with a key to its decryption. This paragraph will not apply to the disclosure or receipt of a customer's billing information to process pursuant to a telemarketing transaction.

(k) Abandoned Calls

(1) No Member or associated person of a Member shall "abandon" any outbound telephone call. An outbound telephone call is "abandoned" if a called person answers it and the call is not connected to a Member or associated person of a Member within two seconds of the called person's completed greeting.

(2) A Member or associated person of a Member shall not be liable for violating paragraph (k)(1) if:

(A) the Member or associated person of a Member employs technology that ensures abandonment of no more than three percent of all outbound telephone calls answered by a person, measured over the duration of a single calling campaign, if less than 30 days, or separately over each successive 30-day period or portion thereof that the campaign continues;

(B) the Member or associated person of a Member, for each outbound telephone call placed, allows the telephone to ring for at least 15 seconds or 4 rings before disconnecting an unanswered call;

(C) whenever a Member or associated person of a Member is not available to speak with the person answering the outbound telephone call within two seconds after the person's completed greeting, the Member or associated person of a Member promptly plays a prerecorded message that states the name and telephone number of the Member or associated person of a Member on whose behalf the call was placed; and

(D) the Member or associated person of a Member retains records establishing compliance with paragraph (k)(2).

(l) Prerecorded Messages

(1) No Member or associated person of a Member shall initiate any outbound telephone call that delivers a prerecorded message, other than a prerecorded message permitted for compliance with the call abandonment safe harbor in paragraph (k)(2)(C), unless:

(A) the Member has obtained from the called person an express agreement, in writing, that:

(i) the Member obtained only after a clear and conspicuous disclosure that the purpose of the agreement is to authorize the Member to place prerecorded calls to such person;

(ii) the Member obtained without requiring, directly or indirectly, that the agreement be executed as a condition of purchasing any good or service;

(iii) evidences the willingness of the called person to receive calls that deliver prerecorded messages by or on behalf of the Member; and

(iv) includes such person's telephone number and signature (which may be obtained electronically under the E-Sign Act);

(B) the Member allows the telephone to ring for at least 15 seconds or four rings before disconnecting an unanswered call and, within two seconds after the completed greeting of the called person, plays a prerecorded message that promptly provides the disclosures in paragraph (b), followed immediately by a disclosure of one or both of the following:

(i) in the case of a call that could be answered in person, that the called person can use an automated interactive voice and/or keypress activated opt-out mechanism to assert a firm-specific do-not-call request pursuant to the Member's procedures instituted under paragraph (d)(2)(C) at any time during the message. The mechanism must automatically add the number called to the Member's firm-specific do-not-call list; once invoked, immediately disconnect the call; and be available for use at any time during the message; and

(ii) in the case of a call that could be answered by an answering machine or voicemail service, that the call recipient can use a toll-free telephone number to assert a firm-specific do not-call request pursuant to the Member's procedures instituted under paragraph (d)(2)(C). The number provided must connect directly to an automated interactive voice or keypress activated opt-out mechanism that automatically adds the number called to the Member's firm-specific do-not-call list; immediately thereafter disconnects the call; and is accessible at any time throughout the duration of the telemarketing campaign; and

(C) the Member complies with all other requirements of this Rule and other applicable federal and state laws.

(2) Any call that complies with all applicable requirements of paragraph (l) shall not be deemed to violate paragraph (k).

(m) Credit Card Laundering

Except as expressly permitted by the applicable credit card system, no Member or associated person of a Member shall:

(1) present to or deposit into the credit card system for payment a credit card sales draft generated by a telemarketing transaction that is not the result of a telemarketing credit card transaction between the cardholder and the Member;

(2) employ, solicit, or otherwise cause a merchant, or an employee, representative or agent of the merchant, to present to or to deposit into the credit card system for payment a credit card sales draft generated by a telemarketing

transaction that is not the result of a telemarketing credit card transaction between the cardholder and the merchant; or

(3) obtain access to the credit card system through the use of a business relationship or an affiliation with a merchant, when such access is not authorized by the merchant agreement or the applicable credit card system.

(n) Definitions

For purposes of this Rule:

(1) The term "**account activity**" includes, but is not limited to, purchases, sales, interest credits or debits, charges or credits, dividend payments, transfer activity, securities receipts or deliveries, and/or journal entries relating to securities or funds in the possession or control of the Member.

(2) The term "**acquirer**" means a business organization, financial institution, or an agent of a business organization or financial institution that has authority from an organization that operates or licenses a credit card system to authorize merchants to accept, transmit, or process payment by credit card through the credit card system for money, goods or services, or anything else of value.

(3) The term "**billing information**" means any data that enables any person to access a customer's or donor's account, such as a credit or debit card number, a brokerage, checking, or savings account number, or a mortgage loan account number. A "**donor**" means any person solicited to make a charitable contribution. A "**charitable contribution**" means any donation or gift of money or any other thing of value, for example a transfer to a pooled income fund.

(4) The term "**broker-dealer of record**" refers to the broker or dealer identified on a customer's account application for accounts held directly at a mutual fund or variable insurance product issuer.

(5) The term "**caller identification service**" means a service that allows a telephone subscriber to have the telephone number and, where available, name of the calling party transmitted contemporaneously with the telephone call, and displayed on a device in or connected to the subscriber's telephone.

(6) The term "**cardholder**" means a person to whom a credit card is issued or who is authorized to use a credit card on behalf of or in addition to the person to whom the credit card is issued.

(7) The term "**credit**" means the right granted by a creditor to a debtor to defer payment of debt or to incur debt and defer its payment.

(8) The term "**credit card**" means any card, plate, coupon book, or other credit device existing for the purpose of obtaining money, property, labor, or services on credit.

(9) The term "**credit card sales draft**" means any record or evidence of a credit card transaction.

(10) The term "**credit card system**" means any method or procedure used to process credit card transactions involving credit cards issued or licensed by the operator of that system.

(11) The term "**customer**" means any person who is or may be required to pay for goods or services through telemarketing.

(12) The term "**established business relationship**" means a relationship between a Member and a person if:

(A) the person has made a financial transaction or has a security position, a money balance, or account activity with the Member or at a clearing firm that provides clearing services to such Member within the 18 months immediately preceding the date of an outbound telephone call;

(B) the Member is the broker-dealer of record for an account of the person within the 18 months immediately preceding the date of an outbound telephone call; or

(C) the person has contacted the Member to inquire about a product or service offered by the Member within the three months immediately preceding the date of an outbound telephone call.

A person's established business relationship with a Member does not extend to the Member's affiliated entities unless the person would reasonably expect them to be included. Similarly, a person's established business relationship with a Member's affiliate does not extend to the Member unless the person would reasonably expect the Member to be included.

(13) The term "**free-to-pay conversion**" means, in an offer or agreement to sell or provide any goods or services, a provision under which a customer receives a product or service for free for an initial period and will incur an obligation to pay for the product or service if he or she does not take affirmative action to cancel before the end of that period.

(14) The term "**merchant**" means a person who is authorized under a written contract with an acquirer to honor or accept credit cards, or to transmit or process for payment credit card payments, for the purchase of goods or services or a charitable contribution.

(15) The term "**merchant agreement**" means a written contract between a merchant and an acquirer to honor or accept credit cards, or to transmit or process for payment credit card payments, for the purchase of goods or services or a charitable contribution.

(16) The term “**outbound telephone call**” means a telephone call initiated by a telemarketer to induce the purchase of goods or services or to solicit a charitable contribution from a donor.

(17) The term “**person**” means any individual, group, unincorporated association, limited or general partnership, corporation, or other business entity.

(18) The term “**personal relationship**” means any family member, friend, or acquaintance of the person making an outbound telephone call.

(19) The term “**pre-acquired account information**” means any information that enables a Member or associated person of a Member to cause a charge to be placed against a customer’s or donor’s account without obtaining the account number directly from the customer or donor during the telemarketing transaction pursuant to which the account will be charged.

(20) The term “**telemarketer**” means any person who, in connection with telemarketing, initiates or receives telephone calls to or from a customer or donor.

(21) The term “**telemarketing**” means consisting of or relating to a plan, program, or campaign involving at least one outbound telephone call, for example cold-calling. The term does not include the solicitation of sales through the mailing of written marketing materials, when the person making the solicitation does not solicit customers by telephone but only receives calls initiated by customers in response to the marketing materials and during those calls takes orders only without further solicitation. For purposes of the previous sentence, the term “**further solicitation**” does not include providing the customer with information about, or attempting to sell, anything promoted in the same marketing materials that prompted the customer’s call.

Interpretations and Policies

.01 Members and associated persons of Members that engage in telemarketing also are subject to the requirements of relevant state and federal laws and rules, including but not limited to the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Telephone Consumer Protection Act, and the rules of the Federal Communications Commission (“**FCC**”) relating to telemarketing practices and the rights of telephone consumers.

.02 It is considered conduct inconsistent with just and equitable principles of trade and a violation of Exchange Rule 3.1 for any Member or associated person of a Member to: (1) call a person repeatedly or continuously in a manner likely to annoy or be offensive; or (2) use threats, intimidation, or profane or obscene language in calling any person.

CHAPTER 4. BOOKS AND RECORDS

Rule 4.1. Requirements

Each Member shall make and keep books, accounts, records, memoranda and correspondence in conformity with Section 17 of the Act and the rules thereunder, with all other applicable laws and the rules, regulations and statements of policy promulgated thereunder, and with Exchange Rules.

Rule 4.2. Furnishing of Records

Every Member shall furnish to the Exchange, upon request and in a time and manner required by the Exchange, current copies of any financial information filed with the Commission, as well as any records, files, or financial information pertaining to transactions executed on or through the Exchange. Further, the Exchange shall be allowed access, at any time, to the books and records of the Member in order to obtain or verify information related to transactions executed on or through the Exchange or activities relating to the Exchange.

Interpretations and Policies

.01 Consistent with the responsibility of the Exchange and the Commission to provide for timely regulatory investigations, the Exchange has adopted the following general time parameters within which Members are required to respond to Exchange requests for trading data:

1st Request..10 business days

2nd Request..5 business days

3rd Request ....5 business days

The third request letter will be sent to the Member's compliance officer and/or senior officer. Notwithstanding the parameters listed above, the Exchange reserves the right, in its sole discretion, to require information to be provided more quickly than described above.

.02 Regulatory Data Submission Requirement. Members shall submit to the Exchange such Exchange-related order, market and transaction data as the Exchange by Regulatory Circular may specify, in such form and on such schedule as the Exchange may require.

.03 Pursuant to Commission Rule 17a-5(d)(6), with respect to any Members for which the Exchange is not the Designated Examining Authority, the Exchange waives the requirement of Commission Rule 17a-5(d)(6) that such Members must provide the Exchange with copies of their broker-dealer annual reports.

Rule 4.3. Record of Written Complaints

(a) Each Member shall keep and preserve for a period of not less than four years a file of all written complaints of customers and action taken by the Member in respect thereof, if any. Further, for the first two years of the four-year period, the Member shall keep such file in a place readily accessible to examination or spot checks.

(b) A "**complaint**" shall mean any written statement of a customer or any person acting on behalf of a customer alleging a grievance involving the activities of a Member or persons under the control of the Member in connection with (1) the solicitation or execution of any transaction conducted or contemplated to be conducted through the facilities of the Exchange or (2) the disposition of securities or funds of that customer which activities are related to such a transaction.

Rule 4.4. Disclosure of Financial Condition

(a) A Member shall make available for inspection by a customer, upon request, the information relative to such Member's financial condition disclosed in its most recent balance sheet prepared either in accordance with such Member's usual practice or as required by any State or Federal securities laws, or any rule or regulation thereunder. Further, a Member shall send to its customers the statements required by Commission Rule 17a-5(c).

(b) As used in paragraph (a) of this Rule, the term "customer" has the same meaning as set forth in Commission Rule 17a-5(c)(4).

Rule 4.5. Consolidated Audit Trail – Definitions

For purposes of Rules 4.5 through 4.17:

(a) "**Account Effective Date**" means:

(1) with regard to those circumstances in which an Industry Member has established a trading relationship with an institution but has not established an account with that institution:

(A) when the trading relationship was established prior to commencement of Phase 2c or Phase 2d (as applicable depending on whether the account involves Eligible Securities that are equities or options), either:

(i) the date the relationship identifier was established within the Industry Member;

(ii) the date when trading began (i.e., the date the first order was received) using the relevant relationship identifier; or

(iii) if both dates are available, the earlier date will be used to the extent that the dates differ; or

(B) when the trading relationship was established on or after commencement of Phase 2c or Phase 2d (as applicable depending on whether the account involves Eligible Securities that are equities or options), the date the Industry Member established the relationship identifier, which would be no later than the date the first order was received;

(2) where an Industry Member changes back office providers or clearing firms prior to commencement of Phase 2c or Phase 2d (as applicable depending on whether the account involves Eligible Securities that are equities or options), the date an account was established at the relevant Industry Member, either directly or via transfer;

(3) where an Industry Member acquires another Industry Member prior to commencement of Phase 2c or Phase 2d (as applicable depending on whether the account involves Eligible Securities that are equities or options), the date an account was established at the relevant Industry Member, either directly or via transfer;

(4) where there are multiple dates associated with an account established prior to commencement of Phase 2c or Phase 2d (as applicable depending on whether the account involves Eligible Securities that are equities or options), the earliest available date;

(5) with regard to Industry Member proprietary accounts established prior to commencement of Phase 2c or Phase 2d (as applicable depending on whether the account involves Eligible Securities that are equities or options):

(A) the date established for the account in the Industry Member or in a system of the Industry Member or

(B) the date when proprietary trading began in the account (i.e., the date on which the first orders were submitted from the account).

With regard to paragraphs (a)(2) – (a)(5), the Account Effective Date will be no later than the date trading occurs at the Industry Member or in the Industry Member's system.

(b) "**Active Accounts**" means an account that has had activity in Eligible Securities within the last six months.

(c) "**Allocation**" means (1) the placement of shares/contracts into the same account for which an order was originally placed; or (2) the placement of shares/contracts into an account based on allocation instructions (e.g., subaccount allocations, delivery versus payment ("**DVP**") allocations).

(d) "**Allocation Report**" means a report made to the Central Repository by an Industry Member that identifies the Firm Designated ID for any account(s), including subaccount(s), to which executed shares/contracts are allocated and provides (1) the security that has been allocated; (2) the identifier of the firm reporting the allocation; (3) the price per share/contract of shares/contracts allocated; (4) the side of shares/contracts allocated; (5) the number of shares/contracts allocated to each account; (6) the time of the allocation; (7) Allocation ID, which is the internal allocation identifier assigned to the allocation event by the Industry Member; (8) trade date; (9) settlement date; (10) IB/correspondent CRD Number (if applicable); (11) FDID of new order(s) (if available in the booking system); (12) allocation instruction time (optional); (13) if account meets the definition of institution under FINRA Rule 4512(c); (14) type of allocation (allocation to a custody account, allocation to a DVP account, step out, correspondent flip, allocation to a firm owned or controlled account, or other non-reportable transactions (e.g., option exercises, conversions)); (15) for DVP allocations, custody broker-dealer clearing number (prime broker) if the custodian is a U.S. broker-dealer, DTCC number if the custodian is a U.S. bank, or a foreign indicator, if the custodian is a foreign entity; and (16) if an allocation was cancelled, a cancel flag indicating that the allocation was cancelled, and a cancel timestamp, which represents the time at which the allocation was cancelled; provided, for the avoidance of doubt, any such Allocation Report shall not be required to be linked to particular orders or executions.

(e) "**ATS**" means an alternative trading system, as defined in Rule 300(a)(1) of Regulation ATS under the Exchange Act.

(f) "**Business Clock**" means a clock used to record the date and time of any Reportable Event required to be reported under Rules 4.5 through 4.16.

(g) "**CAT**" means the consolidated audit trail contemplated by SEC Rule 613.

(h) "**CAT NMS Plan**" means the National Market System Plan Governing the Consolidated Audit Trail, as amended from time to time.

(i) "**CAT-Order-ID**" means a unique order identifier or series of unique order identifiers that allows the Central Repository to efficiently and accurately link all Reportable Events for an order, and all orders that result from the aggregation or disaggregation of such order.

(j) "**CAT Reporting Agent**" means a Data Submitter that is a third party that enters into an agreement with an Industry Member pursuant to which the CAT Reporting Agent agrees to fulfill such Industry Member's reporting obligations under Rules 4.5 through 4.16.

(k) "**Central Repository**" means the repository responsible for the receipt, consolidation, and retention of all information reported to the CAT pursuant to SEC Rule 613 and the CAT NMS Plan.

(l) "**Client Account**" means, for the purposes of an Allocation and Allocation Report, any account or subaccount that is not owned or controlled by the Industry Member.

(m) "**Compliance Threshold**" has the meaning set forth in Rule 4.15(d).

(n) "**Customer**" means:

(1) the account holder(s) of the account at an Industry Member originating the order; and

(2) any person from whom the Industry Member is authorized to accept trading instructions for such account, if different from the account holder(s).

(o) "**Customer Account Information**" shall include, but not be limited to, account number, account type, customer type, date account opened, and large trader identifier (if applicable); except, however, that:

(1) in those circumstances in which an Industry Member has established a trading relationship with an institution but has not established an account with that institution, the Industry Member will:

(A) provide the Account Effective Date in lieu of the "date account opened";

(B) identify the "account type" as a "relationship".

(2) in those circumstances in which the relevant account was established prior to commencement of Phase 2c or Phase 2d (as applicable depending on whether the account involves Eligible Securities that are equities or options), and no "date account opened" is available for the account, the Industry Member will provide the Account Effective Date in the following circumstances:

(A) where an Industry Member changes back office providers or clearing firms and the date account opened is changed to the date the account was opened on the new back office/clearing firm system;

(B) where an Industry Member acquires another Industry Member and the date account opened is changed to the date the account was opened on the post-merger back office/clearing firm system;

(C) where there are multiple dates associated with an account in an Industry Member's system, and the parameters of each date are determined by the individual Industry Member; and

(D) where the relevant account is an Industry Member proprietary account.

(p) "**Customer Identifying Information**" means information of sufficient detail to identify a Customer, including, but not limited to:

(1) with respect to individuals: name, address, year of birth, individual's role in the account (e.g., primary holder, joint holder, guardian, trustee, person with the power of attorney); and

(2) with respect to legal entities: name, address, Employer Identification Number ("**EIN**")/Legal Entity Identifier ("**LEI**") or other comparable common entity identifier, if applicable; provided, however, that an Industry Member that has an LEI for a Customer must submit the Customer's LEI in addition to other information of sufficient detail to identify a Customer.

(q) "**Data Submitter**" means any person that reports data to the Central Repository, including national securities exchanges, national securities associations, broker dealers, the SIP for the CQS, CTA, UTP and Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information ("**OPRA**") Plans, and certain other vendors or third parties that may submit data to the Central Repository on behalf of Industry Members.

(r) "**Eligible Security**" includes:

(1) all NMS Securities; and

(2) all OTC Equity Securities.

(s) "**Error Rate**" means the percentage of Reportable Events collected by the Central Repository in which the data reported does not fully and accurately reflect the order event that occurred in the market.

(t) "**Firm Designated ID**" means (1) a unique and persistent identifier for each trading account designated by Industry Members for purposes of providing data to the Central Repository, provided, however, such identifier may not be the account number for such trading account if the trading account is not a proprietary account; (2) a unique and persistent relationship identifier when an Industry Member does not have an account number available to its order handling and/or execution system at the time of order receipt, provided, however, such identifier must be masked; or (3) a unique and persistent entity identifier when an employee of an Industry Member is exercising discretion over multiple client accounts and creates an aggregated order for which a trading account number of the Industry Member is not available at the time of order origination, where each such identifier is unique among all identifiers from any given Industry Member.

(u) "**Industry Member**" means a member of a national securities exchange or a member of a national securities association.

(v) "**Industry Member Data**" has the meaning set forth in Rule 4.7(a)(2).

(1) "**Phase 2a Industry Member Data**" means Industry Member Data required to be reported to the Central Repository commencing in Phase 2a.

(2) "**Phase 2b Industry Member Data**" means Industry Member Data required to be reported to the Central Repository commencing in Phase 2b.

(3) "**Phase 2c Industry Member Data**" means Industry Member Data required to be reported to the Central Repository commencing in Phase 2c.

(4) “**Phase 2d Industry Member Data**” means Industry Member Data required to be reported to the Central Repository commencing in Phase 2d.

(5) “**Phase 2e Industry Member Data**” means Industry Member Data required to be reported to the Central Repository commencing in Phase 2e. The full scope of Industry Member Data required by the CAT NMS Plan will be required to be reported to the CAT when Phase 2e has been implemented, subject to any applicable exemptive relief or amendments to the CAT NMS Plan.

(w) “**Initial Plan Processor**” means the first Plan Processor selected by the Operating Committee in accordance with SEC Rule 613, Section 6.1 of the CAT NMS Plan and the National Market System Plan Governing the Process for Selecting a Plan Processor and Developing a Plan for the Consolidated Audit Trail.

(x) “**Introducing Industry Member**” means a broker-dealer that does not qualify as a Small Industry Member solely because such broker-dealer satisfies Rule 0-10(i)(2) under the Exchange Act in that it introduces transactions on a fully disclosed basis to clearing firms that are not small businesses or small organizations.

(y) “**Listed Option**” or “**Option**” have the meaning set forth in Rule 600(b)(35) of Regulation NMS.

(z) “**Manual Order Event**” means a non-electronic communication of order-related information for which Industry Members must record and report the time of the event.

(aa) “**Material Terms of the Order**” includes: the NMS Security or OTC Equity Security symbol; security type; price (if applicable); size (displayed and non-displayed); side (buy/sell); order type; if a sell order, whether the order is long, short, short exempt; open/close indicator (except on transactions in equities); time in force (if applicable); if the order is for a Listed Option, option type (put/call), option symbol or root symbol, underlying symbol, strike price, expiration date, and open/close (except on market maker quotations); and any special handling instructions.

(bb) “**NMS Security**” means any security or class of securities for which transaction reports are collected, processed, and made available pursuant to an effective transaction reporting plan, or an effective national market system plan for reporting transactions in Listed Options.

(cc) “**NMS Stock**” means any NMS Security other than an option.

(dd) “**Operating Committee**” means the governing body of the CAT NMS, LLC designated as such and described in Article IV of the CAT NMS Plan.

(ee) “**Options Market Maker**” means a broker-dealer registered with an exchange for the purpose of making markets in options contracts traded on the exchange.

(ff) “**Order**” or “**order**”, with respect to Eligible Securities, shall include:

(1) Any order received by an Industry Member from any person;

(2) Any order originated by an Industry Member; or

(3) Any bid or offer.

(gg) "**OTC Equity Security**" means any equity security, other than an NMS Security, subject to prompt last sale reporting rules of a registered national securities association and reported to one of such association's equity trade reporting facilities.

(hh) "**Participant**" means each Person identified as such in Exhibit A of the CAT NMS Plan, as amended, in such Person's capacity as a Participant in CAT NMS, LLC.

(ii) "**Person**" means any individual, partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association and any heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so permits.

(jj) "**Plan Processor**" means the Initial Plan Processor or any other Person selected by the Operating Committee pursuant to SEC Rule 613 and Sections 4.3(b)(i) and 6.1 of the CAT NMS Plan, and with regard to the Initial Plan Processor, the National Market System Plan Governing the Process for Selecting a Plan Processor and Developing a Plan for the Consolidated Audit Trail, to perform the CAT processing functions required by SEC Rule 613 and set forth in the CAT NMS Plan.

(kk) "**Received Industry Member Data**" has the meaning set forth in Rule 4.7(a)(2).

(ll) "**Recorded Industry Member Data**" has the meaning set forth in Rule 4.7(a)(1).

(mm) "**Reportable Event**" includes, but is not limited to, the original receipt or origination, modification, cancellation, routing, execution (in whole or in part) and allocation of an order, and receipt of a routed order.

(nn) "**SRO**" means any self-regulatory organization within the meaning of Section 3(a)(26) of the Exchange Act.

(oo) "**SRO-Assigned Market Participant Identifier**" means an identifier assigned to an Industry Member by an SRO or an identifier used by a Participant.

(pp) "**Small Industry Member**" means an Industry Member that qualifies as a small broker-dealer as defined in Rule 0-10(c) under the Securities Exchange Act of 1934, as amended.

(qq) "**Trading Day**" shall have the meaning as is determined by the Operating Committee. For the avoidance of doubt, the Operating Committee may establish different

Trading Days for NMS Stocks (as defined in SEC Rule 600(b)(47)), Listed Options, OTC Equity Securities, and any other securities that are included as Eligible Securities from time to time.

(rr) "**Transformed Value for individual tax payer identification number ("ITIN")/social security number ("SSN")**" means the interim value created by an Industry Member based on a Customer ITIN/SSN.

Rule 4.6. Consolidated Audit Trail – Clock Synchronization

(a) Clock Synchronization

(1) Each Industry Member shall synchronize its Business Clocks, other than such Business Clocks used solely for Manual Order Events or used solely for the time of allocation on Allocation Reports, at a minimum to within a fifty (50) millisecond tolerance of the time maintained by the atomic clock of the National Institute of Standards and Technology ("**NIST**"), and maintain such synchronization.

(2) Each Industry Member shall synchronize:

(A) its Business Clocks used solely for Manual Order Events; and

(B) its Business Clocks used solely for the time of allocation on Allocation Reports at a minimum to within a one second tolerance of the time maintained by the NIST atomic clock, and maintain such synchronization.

(3) The tolerance for paragraphs (a)(1) and (a)(2) of this Rule includes all of the following:

(A) The difference between the NIST atomic clock and the Industry Member's Business Clock;

(B) The transmission delay from the source; and

(C) The amount of drift of the Industry Member's Business Clock.

(4) Business Clocks must be synchronized every business day before market open to ensure that timestamps for Reportable Events are accurate. To maintain clock synchronization, Business Clocks must be checked against the NIST atomic clock and resynchronized, as necessary, throughout the day.

(b) Documentation

Industry Members must document and maintain their synchronization procedures for Business Clocks. Industry Members must keep a log of the times when they synchronize their Business Clocks and the results of the synchronization process. This log should include notice of any time a Business Clock drifts more than the applicable tolerance specified in paragraph (a) of this Rule. Such log must include results for a period of not less than five years ending on the then current date, or for the entire period for which the Industry Member has been required to comply with this Rule if less than five years.

(c) Certification

Each Industry Member shall certify to the Exchange that its Business Clocks satisfy the synchronization requirements set forth in paragraph (a) of this Rule periodically in accordance with the certification schedule established by the Operating Committee pursuant to the CAT NMS Plan.

(d) Violation Reporting

Each Industry Member with Business Clocks must report to the Plan Processor and the Exchange violations of paragraph (a) of this Rule pursuant to the thresholds set by the Operating Committee pursuant to the CAT NMS Plan.

Rule 4.7. Consolidated Audit Trail – Industry Member Data Reporting

(a) Recording and Reporting Industry Member Data

(1) Subject to paragraph (3) below, each Industry Member shall record and electronically report to the Central Repository the following details for each order and each Reportable Event, as applicable ("**Recorded Industry Member Data**") in the manner prescribed by the Operating Committee pursuant to the CAT NMS Plan:

(A) for original receipt or origination of an order:

(i) Firm Designated ID(s) for each Customer;

(ii) CAT-Order-ID;

(iii) SRO-Assigned Market Participant Identifier of the Industry Member receiving or originating the order;

(iv) date of order receipt or origination;

(v) time of order receipt or origination (using timestamps pursuant to Rule 4.10);

(vi) Material Terms of the Order;

(vii) the unique identification of any appropriate information barriers in place at the department within the Industry Member where the order was received or originated;

(viii) any request by a Customer that a limit order not be displayed, or that a block size limit order be displayed, pursuant to applicable rules;

(ix) the nature of the department or desk that originated the order, or received the order from a Customer;

(x) the type of account holder for which the order is submitted;

(xi) for an Industry Member that operates an ATS:

(1) the ATS's unique identifier for the order type of the order;

(2) the National Best Bid and National Best Offer (or relevant reference price) at the time of order receipt or origination, and the date and time at which the ATS recorded such National Best Bid and National Best Offer (or relevant reference price);

(3) the identification of the market data feed used by the ATS to record the National Best Bid and National Best Offer (or relevant reference price) for purposes of subparagraph (xi)(2). If for any reason, the ATS uses an alternative market data feed than what was reported on its ATS data submission, the ATS must provide notice to the Central Repository of the fact that an alternative source was used, identify the alternative source, and specify the date(s), time(s) and securities for which the alternative source was used;

(4) the sequence number assigned to the receipt or origination of the order by the ATS's matching engine;

(5) whether the ATS displays subscriber orders outside the ATS (other than to alternative trading system employees). If an ATS does display subscriber orders outside the ATS (other than to alternative trading system employees), indicate whether the order is displayed to subscribers only or through publicly disseminated quotation data.

(B) for the routing of an order:

(i) CAT-Order-ID;

(ii) date on which the order is routed;

(iii) time at which the order is routed (using timestamps pursuant to Rule 4.10);

(iv) SRO-Assigned Market Participant Identifier of the Industry Member routing the order;

(v) SRO-Assigned Market Participant Identifier of the Industry Member or Participant to which the order is being routed;

(vi) if routed internally at the Industry Member, the identity and nature of the department or desk to which the order is routed, and the unique identification of any appropriate information barriers in place at the department within the Industry Member to which the order was transmitted;

(vii) Material Terms of the Order; and

(viii) for Industry Members that operate ATSs, the sequence number assigned to the routing of the order by the ATS's matching engine.

(C) for the receipt of an order that has been routed, the following information:

(i) CAT-Order-ID;

(ii) date on which the order is received;

(iii) time at which the order is received (using timestamps pursuant to Rule 4.10);

(iv) SRO-Assigned Market Participant Identifier of the Industry Member receiving the order;

(v) SRO-Assigned Market Participant Identifier of the Industry Member or Participant routing the order;

(vi) Material Terms of the Order;

(vii) the unique identification of any appropriate information barriers in place at the department within the Industry Member which received the order;

(viii) the nature of the department or desk that received the order;

(ix) any request by a Customer that a limit order not be displayed, or that a block size limit order be displayed, pursuant to applicable rules; and

(x) for an Industry Member that operates an ATS:

(1) the ATS's unique identifier for the order type of the order;

(2) the National Best Bid and National Best Offer (or relevant reference price) at the time of order receipt, and the date and time at which the ATS recorded such National Best Bid and National Best Offer (or relevant reference price);

(3) the identification of the market data feed used by the ATS to record the National Best Bid and National Best Offer (or relevant reference price) for purposes of subparagraph (x)(2). If for any reason, the ATS uses an alternative market data feed than what was reported on its ATS data submission, the ATS must provide notice to the Central Repository of the fact that an alternative source was used, identify the alternative source, and specify the date(s), time(s) and securities for which the alternative source was used;

(4) the sequence number assigned to the receipt of the order by the ATS's matching engine;

(5) whether the ATS displays subscriber orders outside the ATS (other than to alternative trading system employees). If an ATS does display subscriber orders outside the ATS (other than to alternative trading system employees), indicate whether the order is displayed to subscribers only or through publicly disseminated quotation data.

(D) if the order is modified or cancelled:

(i) CAT-Order-ID;

(ii) date the modification or cancellation is received or originated;

(iii) time at which the modification or cancellation is received or originated (using timestamps pursuant to Rule 4.10);

(iv) price and remaining size of the order, if modified;

(v) other changes in the Material Terms of the Order, if modified;

(vi) whether the modification or cancellation instruction was given by the Customer or was initiated by the Industry Member;

(vii) the unique identification of any appropriate information barriers at the department within the Industry Member which received or originated the modification;

(viii) any request by a Customer that a limit order not be displayed, or that a block size limit order be displayed, pursuant to applicable rules;

(ix) for an Industry Member that operates an ATS:

(1) the ATS's unique identifier for the order type of the order;

(2) the National Best Bid and National Best Offer (or relevant reference price) at the time of order modification or cancellation, and the date and time at which the ATS recorded such National Best Bid and National Best Offer (or relevant reference price);

(3) the identification of the market data feed used by the ATS to record the National Best Bid and National Best Offer (or relevant reference price) for purposes of subparagraph (ix)(2). If for any reason, the ATS uses an alternative market data feed than what was reported on its ATS data submission, the ATS must provide notice to the Central Repository of the fact that an alternative source was used, identify the alternative source, and specify the date(s), time(s) and securities for which the alternative source was used;

(4) the sequence number assigned to the modification or cancellation of the order by the ATS's matching engine;

(5) each time the ATS's matching engine re-prices an order or changes the display quantity of an order,

the time of such modification and the applicable new price or size.

(E) if the order is executed, in whole or in part:

(i) CAT-Order-ID;

(ii) date of execution;

(iii) time of execution (using timestamps pursuant to Rule 4.10);

(iv) execution capacity (principal, agency or riskless principal);

(v) execution price and size;

(vi) SRO-Assigned Market Participant Identifier of the Industry Member executing the order;

(vii) whether the execution was reported pursuant to an effective transaction reporting plan or the Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information; and

(viii) for Industry Members that operate ATSs:

(1) the National Best Bid and National Best Offer (or relevant reference price) at the time of execution, and the date and time at which the ATS recorded such National Best Bid and National Best Offer (or relevant reference price);

(2) the identification of the market data feed used by the ATS to record the National Best Bid and National Best Offer (or relevant reference price) for purposes of subparagraph (viii)(1). If for any reason, the ATS uses an alternative market data feed than what was reported on its ATS data submission, the ATS must provide notice to the Central Repository of the fact that an alternative source was used, identify the alternative source, and specify the date(s), time(s) and securities for which the alternative source was used; and

(3) the sequence number assigned to the execution of the order by the ATS's matching engine.

(F) other information or additional events as may be prescribed pursuant to the CAT NMS Plan.

(2) Subject to paragraph (3) below, each Industry Member shall record and report to the Central Repository the following, as applicable ("**Received Industry Member Data**" and collectively with the information referred to in Rule 4.7(a)(1) "**Industry Member Data**") in the manner prescribed by the Operating Committee pursuant to the CAT NMS Plan:

(A) if the order is executed, in whole or in part:

(i) SRO-Assigned Market Participant Identifier of the clearing broker, if applicable; and

(ii) CAT-Order-ID of any contra-side order(s);

(B) if the trade is cancelled, a cancelled trade indicator;

(C) for original receipt or origination of an order, the Firm Designated ID for the relevant Customer, Transformed Value for individual tax payer identification number ("**ITIN**")/social security number ("**SSN**"), and in accordance with Rule 4.8, Customer Account Information and Customer Identifying Information for the relevant Customer;

(D) An Industry Member that operates an ATS must provide to the Central Repository:

(i) a list of all of its order types twenty (20) days before such order types become effective; and

(ii) any changes to its order types twenty (20) days before such changes become effective. An identifier shall not be required for market and limit orders that have no other special handling instructions.

(E) if an Industry Member is required to submit and submits a trade report for a trade, and, if the trade is cancelled, a cancellation, to one of FINRA's Trade Reporting Facilities, OTC Reporting Facility or Alternative Display Facility pursuant to applicable SRO rules, and the Industry Member is required to report the corresponding execution and/or cancellation to the Central Repository:

(i) the Industry Member is required to report to the Central Repository the trade identifier reported by the Industry Member to such FINRA facility for the trade when the Industry Member reports the execution of an order pursuant to Rule 4.7(a)(1)(E) or cancellation of an order pursuant to Rule 4.7(a)(1)(D) beginning June 22, 2020 for Large Industry

Members and Small Industry OATS Reporters and beginning December 13, 2021 for Small Industry Non-OATS Reporters, and such trade identifier must be unique beginning October 26, 2020 for Large Industry Members and Small Industry OATS Reporters and beginning December 13, 2021 for Small Industry Non-OATS Reporters;

(ii) if the order is executed in whole or in part, and the Industry Member submits the trade report to one of FINRA's Trade Reporting Facilities, OTC Reporting Facility or Alternative Display Facility pursuant to applicable SRO rules, the Industry Member is not required to submit the SRO-Assigned Market Participant Identifier of the clearing broker pursuant to Rule 4.7(a)(2)(A)(ii); provided, however, if the Industry Member does not report the clearing number of the clearing broker to such FINRA facility for a trade, or does not report the unique trade identifier to the Central Repository as required by Rule 4.7(a)(2)(E)(i), then the Industry Member would be required to record and report to the Central Repository the clearing number of the clearing broker as well as information about the contra party to the trade beginning April 26, 2021 for Large Industry Members and Small Industry OATS Reporters and beginning December 13, 2021 for Small Industry Non-OATS Reporters; and

(iii) if the trade is cancelled and the Industry Member submits the cancellation to one of FINRA's Trade Reporting Facilities, OTC Reporting Facility or Alternative Display Facility pursuant to applicable SRO rules, the Industry Member is not required to submit the cancelled trade indicator pursuant to Rule 4.7(a)(2)(B); provided, however, if the Industry Member does not report a cancellation for a canceled trade to such FINRA facility, or does not report the unique trade identifier as required by Rule 4.7(a)(2)(E)(i), then the Industry Member would be required to record and report to the Central Repository a cancelled trade indicator as well as a cancelled trade timestamp beginning June 22, 2020 for Large Industry Members and Small Industry OATS Reporters and beginning December 13, 2021 for Small Industry Non-OATS Reporters.

(F) an Allocation Report any time the Industry Member performs an Allocation to a Client Account, whether or not the Industry Member was the executing broker for the trade.

(3) Each Industry Member that is an Options Market Maker is not required to report to the Central Repository the Industry Member Data regarding the routing, modification or cancellation of its quotes in Listed Options. Each Industry Member that is an Options Market Maker shall report to the Exchange the

time at which its quote in a Listed Option is sent to the Exchange (and, if applicable, any subsequent quote modification time and/or cancellation time when such modification or cancellation is originated by the Options Market Maker).

(b) Timing of Recording and Reporting

(1) Each Industry Member shall record Recorded Industry Member Data contemporaneously with the applicable Reportable Event.

(2) Each Industry Member shall report:

(A) Recorded Industry Member Data to the Central Repository by 8:00 a.m. Eastern Time on the Trading Day following the day the Industry Member records such Recorded Industry Member Data; and

(B) Received Industry Member Data to the Central Repository by 8:00 a.m. Eastern Time on the Trading Day following the day the Industry Member receives such Received Industry Member Data.

(3) Industry Members may, but are not required to, voluntarily report Industry Member Data prior to the applicable 8:00 a.m. Eastern Time deadline.

(c) Applicable Securities

(1) Each Industry Member shall record and report to the Central Repository the Industry Member Data as set forth in paragraph (a) of this Rule for each NMS Security registered or listed for trading on such exchange or admitted to unlisted trading privileges on such exchange.

(2) Each Industry Member shall record and report to the Central Repository the Industry Member Data as set forth in this paragraph (a) of this Rule for each Eligible Security for which transaction reports are required to be submitted to FINRA.

(d) Security Symbology

(1) For each exchange-listed Eligible Security, each Industry Member shall report Industry Member Data to the Central Repository using the symbology format of the exchange listing the security.

(2) For each Eligible Security that is not exchange-listed, each Industry Member shall report Industry Member Data to the Central Repository using such symbology format as approved by the Operating Committee pursuant to the CAT NMS Plan.

(e) Error Correction

For each Industry Member for which errors in Industry Member Data submitted to the Central Repository have been identified by the Plan Processor or otherwise, such Industry Member shall submit corrected Industry Member Data to the Central Repository by 8:00 a.m. Eastern Time on T+3.

(f) Each Industry Member that operates an ATS that trades OTC Equity Securities shall provide to the Central Repository;

(1) the best bid and best offer for each OTC Equity Security traded on such ATS;

(2) an indication of whether each bid and offer for OTC Equity Securities was solicited or unsolicited; and

(3) the unpriced bids and offers for each OTC Equity Security traded on such ATS.

Rule 4.8. Consolidated Audit Trail – Customer Information Reporting

(a) Initial Set of Customer Information

Each Industry Member shall submit to the Central Repository the Firm Designated ID, the Transformed Value for individual taxpayer identification number ("**ITIN**")/social security number ("**SSN**"), Customer Account Information and Customer Identifying Information for each of its Customers with an Active Account prior to such Industry Member's commencement of reporting to the Central Repository and in accordance with the deadlines set forth in Rule 4.13.

(b) Daily Updates to Customer Information

Each Industry Member shall submit to the Central Repository any updates, additions or other changes to the Firm Designated ID, the Transformed Value for individual taxpayer identification number ("**ITIN**")/social security number ("**SSN**"), Customer Account Information and Customer Identifying Information for each of its Customers with an Active Account on a daily basis.

(c) Periodic Updates to Complete Set of Customer Information

On a periodic basis as designated by the Plan Processor and approved by the Operating Committee, each Industry Member shall submit to the Central Repository a complete set of Firm Designated IDs, the Transformed Value for individual taxpayer identification number ("**ITIN**")/social security number ("**SSN**"), Customer Account Information and Customer Identifying Information for each of its Customers with an Active Account.

(d) Error Correction

For each Industry Member for which errors in Firm Designated ID, the Transformed Value for individual taxpayer identification number ("**ITIN**")/social security number ("**SSN**"), Customer Account Information and Customer Identifying Information for each of its Customers with an Active Account submitted to the Central Repository have been identified by the Plan Processor or otherwise, such Industry Member shall submit corrected data to the Central Repository by 5:00 p.m. Eastern Time on T+3.

Rule 4.9. Consolidated Audit Trail – Industry Member Information Reporting

Each Industry Member shall submit to the Central Repository information sufficient to identify such Industry Member, including CRD number and LEI, if such LEI has been obtained, prior to such Industry Member's commencement of reporting to the Central Repository and in accordance with the deadlines set forth in Rule 4.13, and keep such information up to date as necessary.

Rule 4.10. Consolidated Audit Trail – Time Stamps

(a) Millisecond Time Stamps

(1) Subject to paragraphs (a)(2) and (b), each Industry Member shall record and report Industry Member Data to the Central Repository with time stamps in milliseconds.

(2) Subject to paragraph (b), to the extent that any Industry Member's order handling or execution systems utilize time stamps in increments finer than milliseconds, such Industry Member shall record and report Industry Member Data to the Central Repository with time stamps in such finer increment up to nanoseconds; provided, that Industry Members that capture timestamps in increments more granular than nanoseconds must truncate the timestamps after the nanosecond level for submission to CAT, rather than rounding such timestamps up or down, until April 8, 2025.

(b) One Second Time Stamps/Electronic Order Capture

(1) Each Industry Member may record and report Manual Order Events to the Central Repository in increments up to and including one second, provided that each Industry Member shall record and report the time when a Manual Order Event has been captured electronically in an order handling and execution system of such Industry Member ("**Electronic Capture Time**") in milliseconds; and

(2) Each Industry Member may record and report the time of Allocation Reports in increments up to and including one second.

Rule 4.11. Consolidated Audit Trail – Clock Synchronization Rule Violation

An Industry Member that engages in a pattern or practice of reporting Reportable Events outside of the required clock synchronization time period as set forth in Rules 4.5 through 4.16

without reasonable justification or exceptional circumstances may be considered in violation of this Rule.

Rule 4.12. Consolidated Audit Trail – Connectivity and Data Transmission

(a) Data Transmission

Each Industry Member shall transmit data as required under the CAT NMS Plan to the Central Repository utilizing such format(s) as may be provided by the Plan Processor and approved by the Operating Committee.

(b) Connectivity

Each Industry Member shall connect to the Central Repository using a secure method(s), including but not limited to private line(s) and virtual private network connection(s).

(c) CAT Reporting Agents

(1) Any Industry Member may enter into an agreement with a CAT Reporting Agent pursuant to which the CAT Reporting Agent agrees to fulfill the obligations of such Industry Member under Rules 4.5 through 4.16. Any such agreement shall be evidenced in writing, which shall specify the respective functions and responsibilities of each party to the agreement that are required to effect full compliance with the requirements of Rules 4.5 through 4.16.

(2) All written documents evidencing an agreement described in subparagraph (1) shall be maintained by each party to the agreement.

(3) Each Industry Member remains primarily responsible for compliance with the requirements of Rules 4.5 through 4.16, notwithstanding the existence of an agreement described in this paragraph.

Rule 4.13. Consolidated Audit Trail – Development and Testing

(a) Development

(1) Industry Member file submission and data integrity testing for Phases 2a and 2b shall begin in December 2019.

(2) Industry Member testing of the Reporter Portal, including data integrity error correction tools and data submissions, shall begin in February 2020.

(3) The Industry Member test environment shall open with intra-firm linkage validations to Industry Members for both Phases 2a and 2b in April 2020.

(4) The Industry Member test environment shall open to Industry Members with inter-firm linkage validations for both Phases 2a and 2b in July 2020.

(5) The Industry Member test environment shall open to Industry Members with Phase 2c functionality (full representative order linkages) in January 2021.

(6) The Industry Member test environment shall open to Industry Members with Phase 2d functionality (manual options orders, complex options orders, and options allocations) in June 2021.

(7) Participant exchanges that support options market making quoting shall begin accepting Quote Sent Time on quotes from Industry Members no later than April 2020.

(8) The Industry Member test environment (customer and account information) will be open to Industry Members in January 2022.

(b) Testing

Each Industry Member shall participate in testing related to the Central Repository, including any industry-wide disaster recovery testing, pursuant to the schedule established pursuant to the CAT NMS Plan.

Rule 4.14. Consolidated Audit Trail – Recordkeeping

Each Industry Member shall maintain and preserve records of the information required to be recorded under Rules 4.5 through 4.16 for the period of time and accessibility specified in SEC Rule 17a-4(b). The records required to be maintained and preserved under this Rule may be immediately produced or reproduced on "micrographic media" as defined in SEC Rule 17a4(f)(1)(i) or by means of "electronic storage media" as defined in SEA Rule 17a 4(f)(1)(ii) that meet the conditions set forth in SEC Rule 17a-4(f) and be maintained and preserved for the required time in that form.

Rule 4.15. Consolidated Audit Trail – Timely, Accurate and Complete Data

(a) General

Industry Members are required to record and report data to the Central Repository as required by Rules 4.5 through 4.16 in a manner that ensures the timeliness, accuracy, integrity and completeness of such data.

(b) LEIs

Without limiting the requirement set forth in paragraph (a), Industry Members are required to accurately provide the LEIs in their records as required by Rules 4.5 through 4.16 and may not knowingly submit inaccurate LEIs to the Central Repository; provided, however, that this requirement does not impose any additional due diligence obligations on Industry Members with regard to LEIs for CAT purposes.

(c) Compliance with Error Rate

If an Industry Member reports data to the Central Repository with errors such that the error percentage exceeds the maximum Error Rate established by the Operating Committee pursuant to the CAT NMS Plan, then such Industry Member would not be in compliance with Rules 4.5 through 4.16.

(d) Compliance Thresholds

Each Industry Member shall be required to meet a separate compliance threshold which will be an Industry Member-specific rate that may be used as the basis for further review or investigation into the Industry Member's performance with regard to the CAT (the "**Compliance Thresholds**"). Compliance Thresholds will compare an Industry Member's error rate to the aggregate Error Rate over a period of time to be defined by the Operating Committee. An Industry Member's performance with respect to its Compliance Threshold will not signify, as a matter of law, that such Industry Member has violated Rules 4.5 through 4.16.

Rule 4.16. Consolidated Audit Trail – Compliance Dates

(a) General

Paragraphs (b) and (c) of this Rule set forth the additional details with respect to the compliance date of Rules 4.5 through 4.16. Unless otherwise noted, Rules 4.5 through 4.16 are fully effective and Members must comply with their terms.

(b) Clock Synchronization

(1) Each Industry Member shall comply with Rule 4.6 with regard to Business Clocks that capture time in milliseconds commencing on or before March 15, 2017.

(2) Each Industry Member shall comply with Rule 4.2 with regard to Business Clocks that do not capture time in milliseconds commencing on or before February 19, 2018.

(c) CAT Data Reporting

(1) Each Industry Member (other than a Small Industry Member) ("**Large Industry Member**") shall record and report the Industry Member Data to the Central Repository, as follows:

(A) Phase 2a Industry Member Data by June 22, 2020;

(B) Phase 2b Industry Member Data by July 20, 2020;

(C) Phase 2c Industry Member Data by April 26, 2021;

(D) Phase 2d Industry Member Data by December 13, 2021; and

(E) Phase 2e Industry Member Data by July 11, 2022.

(2) Each Industry Member that is a Small Industry Member shall record and report the Industry Member Data to the Central Repository, as follows:

(A) Small Industry Members that are required to record or report information to FINRA's Order Audit Trail System pursuant to applicable SRO rules ("**Small Industry OATS Reporter**") to report to the Central Repository Phase 2a Industry Member Data by June 22, 2020;

(B) Small Industry Members that are not required to record or report information to FINRA's Order Audit Trail System pursuant to applicable SRO rules ("**Small Industry Non OATS Reporter**") to report to the Central Repository Phase 2a Industry Member Data by December 13, 2021;

(C) Small Industry Members to report to the Central Repository Phase 2b Industry Member Data, Phase 2c Industry Member Data, and Phase 2d Industry Member Data by December 13, 2021; and

(D) Small Industry Members to report to the Central Repository Phase 2e Industry Member Data by July 11, 2022.

(3) Introducing Industry Members must comply with the requirements of the CAT NMS Plan applicable to Small Industry Members.

Rule 4.17. Consolidated Audit Trail – Fee Dispute Resolution

(a) Definitions.

(1) For purposes of this Rule, the terms "**CAT NMS Plan**", "**Industry Member**", "**Operating Committee**", and "**Participant**" are defined as set forth in the Rule 4.5 (Consolidated Audit Trail – Definitions).

(2) "**Subcommittee**" means a subcommittee designated by the Operating Committee pursuant to the CAT NMS Plan.

(3) "**CAT Fee**" means any fees contemplated by the CAT NMS Plan and imposed on Industry Members pursuant to Exchange Rules.

(b) Fee Dispute Resolution.

Disputes initiated by an Industry Member with respect to CAT Fees charged to such Industry Member, including disputes related to the designated tier and the fee calculated pursuant to such tier, shall be resolved by the Operating Committee, or a Subcommittee designated by the Operating Committee, of the CAT NMS Plan, pursuant to the Fee Dispute Resolution Procedures adopted pursuant to the CAT NMS Plan and set forth in paragraph (c) of this Rule. Decisions on such matters shall be binding on Industry

Members, without prejudice to the rights of any such Industry Member to seek redress from the SEC or in any other appropriate forum.

(c) Fee Dispute Resolution Procedures under the CAT NMS Plan.

(1) Scope of Procedures

These Fee Dispute Resolution Procedures provide the procedure for Industry Members that dispute CAT Fees charged to such Industry Member, including disputes related to the designated tier and the fee calculated pursuant to such tier, to apply for an opportunity to be heard and to have the CAT Fees charged to such Industry Member reviewed.

(2) Submission and Time Limitation on Application to CAT NMS, LLC ("**Company**")

An Industry Member that disputes CAT Fees charged to such Industry Member and that desires to have an opportunity to be heard with respect to such disputed CAT Fees shall file a written application with the Company within 15 business days after being notified of such disputed CAT Fees. The application shall identify the disputed CAT Fees, state the specific reasons why the applicant takes exception to such CAT Fees, and set forth the relief sought. In addition, if the applicant intends to submit any additional documents, statements, arguments or other material in support of the application, the same should be so stated and identified.

(3) Procedure Following Applications for Hearing

(A) Fee Review Subcommittee

The Company will refer applications for hearing and review promptly to the Subcommittee designated by the Operating Committee pursuant to Section 4.12 of the CAT NMS Plan with responsibility for conducting the reviews of CAT Fee disputes pursuant to these Fee Dispute Resolution Procedures. This Subcommittee will be referred to as the Fee Review Subcommittee. The members of the Fee Review Subcommittee will be subject to the provisions of Section 4.3(d) of the CAT NMS Plan regarding recusal and Conflicts of Interest.

(B) Record

The Fee Review Subcommittee will keep a record of the proceedings.

(C) Hearings and Documents

The Fee Review Subcommittee will hold hearings promptly. The Fee Review Subcommittee will set a hearing date. The parties to the hearing (as described in paragraph (4)(A) below) shall furnish the Fee Review Subcommittee with all materials relevant to the proceedings at least 72 hours prior to the date of the hearing. Each party shall have the right to inspect and copy the other party's materials prior to the hearing.

(4) Hearing and Decision

(A) Parties

The parties to the hearing shall consist of the applicant and a representative of the Company who shall present the reasons for the action taken by the Company that allegedly aggrieved the applicant.

(B) Counsel

The applicant is entitled to be accompanied, represented and advised by counsel at all stages of the proceedings.

(C) Conduct of Hearing

The Fee Review Subcommittee shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Each of the parties shall be permitted to make an opening statement, present witnesses and documentary evidence, cross examine opposing witnesses and present closing arguments orally or in writing as determined by the Fee Review Subcommittee. The Fee Review Subcommittee also shall have the right to question all parties and witnesses to the proceeding. The Fee Review Subcommittee shall keep a record of the hearing. The formal rules of evidence shall not apply.

(D) Decision

The Fee Review Subcommittee shall set forth its decision in writing and send the written decision to the parties to the proceeding. Such decisions shall contain the reasons supporting the conclusions of the Fee Review Subcommittee.

(5) Review

(A) Petition

The decision of the Fee Review Subcommittee shall be subject to review by the Operating Committee either on its own motion within 20 business days after issuance of the decision or upon written request submitted by the applicant within 15 business days after issuance of the decision. The applicant's petition shall be in writing and specify the findings and conclusions to which the applicant objects, together with the reasons for such objections. Any objection to a decision not specified in writing shall be considered to have been abandoned and may be disregarded. Parties may petition to submit a written argument to the Operating Committee and may request an opportunity to make an oral argument before the Operating Committee. The Operating Committee shall have sole discretion to grant or deny either request.

(B) Conduct of Review

The Operating Committee shall conduct the review. The review shall be made upon the record and shall be made after such further proceedings, if any, as the Operating Committee may order. Based upon such record, the Operating Committee may affirm, reverse or modify, in whole or in part, the decision of the Fee Review Subcommittee. The decision of the Operating Committee shall be in writing, shall be sent to the parties to the proceeding and shall be final.

(6) Time Limit for Review

A final decision regarding the disputed CAT Fees by the Operating Committee, or the Fee Review Subcommittee (if there is no review by the Operating Committee), must be provided within 90 days of the date on which the Industry Member filed a written application regarding disputed CAT Fees with the Company pursuant to Paragraph (2) of these Fee Dispute Resolution Procedures. The Operating Committee may extend the 90-day time limit under this Paragraph (6) at its discretion.

(7) Miscellaneous Provisions

(A) Service of Notice

Any notices or other documents may be served upon the applicant either personally or by leaving the same at its, his or her place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail, addressed to the applicant at its, his or her last known business or residence address.

(B) Extension of Certain Time Limits

Any time limits imposed under these Fee Dispute Resolution Procedures for the submission of answers, petitions or other materials may be extended by permission of the Operating Committee. All papers and documents relating to review by the Fee Review Subcommittee or the Operating Committee must be submitted to the Fee Review Subcommittee or Operating Committee, as applicable.

(8) Agency Review

Decisions on such CAT Fee disputes made pursuant to these Fee Dispute Resolution Procedures shall be binding on Industry Members, without prejudice to the rights of any such Industry Member to seek redress from the SEC or in any other appropriate forum.

(9) Payment of Disputed CAT Fees

(A) Timing of Fee Payment

An Industry Member that files a written application with the Company regarding disputed CAT Fees in accordance with these Fee Dispute Resolution Procedures is not required to pay such disputed CAT Fees until the dispute is resolved in accordance with these Fee Dispute Resolution Procedures, including any review pursuant to Paragraph (8). For the purposes of this Paragraph (9), the disputed CAT Fees means the amount of the invoiced CAT Fees that the Industry Member has asserted pursuant to these Fee Dispute Resolution Procedures that such Industry Member does not owe to the Company. The Industry Member must pay any invoiced CAT Fees that are not disputed CAT Fees when due as set forth in the original invoice.

(B) Interest on Unpaid CAT Fees

Once the dispute regarding CAT Fees is resolved pursuant to these Fee Dispute Resolution Procedures, if it is determined that the Industry Member owes any of the disputed CAT Fees, then the Industry Member must pay such disputed CAT Fees that are owed as well as interest on such disputed CAT Fees from the original due date (that is, 30 days after receipt of the original invoice of such CAT Fees) until such disputed CAT Fees are paid at a per annum rate equal to the lesser of (i) the Prime Rate plus 300 basis points, or (ii) the maximum rate permitted by applicable law.

CHAPTER 5. SUPERVISION

Rule 5.1. Written Procedures

Each Member shall establish, maintain and enforce written procedures which will enable it to supervise properly the activities of associated persons of the Member and to assure their compliance with applicable securities laws, rules, regulations and statements of policy promulgated thereunder, with the rules of the designated self-regulatory organization, where appropriate, and with Exchange Rules.

Rule 5.2. Responsibility of Members

Final responsibility for proper supervision shall rest with the Member. The Member shall designate a partner, officer or manager in each office of supervisory jurisdiction, including the main office, to carry out the written supervisory procedures. A copy of such procedures shall be kept in each such office.

Rule 5.3. Records

Each Member shall be responsible for making and keeping appropriate records for carrying out the Member's supervisory procedures.

Rule 5.4. Review of Activities

Each Member shall review the activities of each office, which shall include the periodic examination of customer accounts to detect and prevent irregularities or abuses.

Rule 5.5. Prevention of the Misuse of Material, Non-Public Information

(a) Each Member must establish, maintain and enforce written policies and procedures reasonably designed, taking into consideration the nature of such Member's business, to prevent the misuse of material, nonpublic information by the Member or persons associated with the Member. Members for whom the Exchange is the Designated Examining Authority ("**DEA**") that are required to file SEC Form X-17A-5 with the Exchange on an annual or more frequent basis must file, contemporaneously with the submission of the calendar year end Insider Trading and Securities Fraud Enforcement Act certifications, compliance acknowledgements stating that the procedures mandated by this Rule have been established, enforced and maintained. Any Member or associated person who becomes aware of a possible misuse of material, non-public information must promptly notify the Exchange's Surveillance Department. For purposes of this Rule, "**associated person**" and "**person associated with a Member**" means anyone who directly is engaged in the Member's trading-related activities, including general partners, officers, directors, managers (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member or any employee of the Member. For the purposes of this Rule, the term "**employee**" includes every person who is compensated directly or indirectly by the Member for the solicitation or handling of business in securities, including individuals trading securities for the account of the Member, whether such securities are dealt in on an exchange or are dealt over-the-counter.

(b) For purposes of this Rule 5.5, conduct constituting the misuse of material, non-public information includes, but is not limited to, the following:

(1) Trading in any securities issued by a corporation, or in any related securities or related options or other derivative securities, while in possession of material, non-public information concerning that issuer; or

(2) Trading in a security or related options or other derivative securities, while in possession of material non-public information concerning imminent transactions in the security or related securities; or

(3) Disclosing to another person or entity any material, non-public information involving a corporation whose shares are publicly traded or an imminent transaction in an underlying security or related securities for the purpose of facilitating the possible misuse of such material, non-public information.

(c) This Rule 5.5 requires that, at a minimum, each Member establish, maintain, and enforce the following policies and procedures:

(1) All associated persons must be advised in writing of the prohibition against the misuse of material, non-public information;

(2) All associated persons must sign attestations affirming their awareness of, and agreement to abide by the aforementioned prohibitions. These signed attestations must be maintained for at least three years, the first two years in an easily accessible place;

(3) Each Member must receive and retain copies of trade confirmations and monthly account statements for each brokerage account in which an associated person: has a direct or indirect financial interest or makes investment decisions. The activity in such accounts should be reviewed at least quarterly by the Member for the purpose of detecting the possible misuse of material, non-public information; and

(4) All associated persons must disclose to the Member whether they, or any person in whose account they have a direct or indirect financial interest, or make investment decisions, are an officer, director or 10% shareholder in a company whose shares are publicly traded. Any transaction in the stock (or option thereon) of such company shall be reviewed to determine whether the transaction may have involved a misuse of material non-public information.

Maintenance of the foregoing policies and procedures will not, in all cases, satisfy the requirements and intent of this Rule 5.5; the adequacy of each Member's policies and procedures will depend upon the nature of such Member's business.

Rule 5.6. Anti-Money Laundering Compliance Program

(a) Each Member shall develop and implement an anti-money laundering program reasonably designed to achieve and monitor compliance with the requirements of the Bank Secrecy Act (31 U.S.C. 5311, et seq.), and the implementing regulations promulgated thereunder by the Department of the Treasury. Each Member's anti-money laundering program must be approved, in writing, by a member of its senior management.

(b) The anti-money laundering programs required by the Rule shall, at a minimum:

(1) establish and implement policies and procedures that can be reasonably expected to detect and cause the reporting of transactions required under 31 U.S.C. 5318(g) and the implementing regulations thereunder;

(2) establish and implement policies and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and the implementing regulations thereunder;

(3) provide for independent testing for compliance to be conducted by the Member's personnel or by a qualified outside party;

(4) designate, and identify to the Exchange (by name, title, mailing address, email address, telephone number, and facsimile number), a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the program and provide prompt notification to the Exchange regarding any change in such designation(s); and

(5) provide ongoing training for appropriate persons.

In the event that any of the provisions of this Rule 5.6 conflict with any of the provisions of another applicable self-regulatory organization's rule requiring the development and implementation of an anti-money laundering compliance program, the provisions of the rule of the Member's Designated Examining Authority shall apply.

CHAPTER 6. EXTENSIONS OF CREDIT

Rule 6.1. Prohibitions and Exemptions

(a) A Member shall not effect a securities transaction through Exchange facilities in a manner contrary to the regulations of the Board of Governors of the Federal Reserve System.

(b) The margin which must be maintained in margin accounts of customers shall be as follows:

(1) 25% of the current market value of all securities "long" in the account; plus

(2) $2.50 per share or 100% of the current market value, whichever amount is greater, of each stock "short" in the account selling at less than $5.00 per share; plus

(3) $5.00 per share or 30% of the current market value, whichever amount is greater, of each stock "short" in the account selling at $5.00 per share or above; plus

(4) 5% of the principal amount or 30% of the current market value, whichever amount is greater, of each bond "short" in the account.

Rule 6.2. Day Trading Margin

(a) The term "**day trading**" means the purchasing and selling of the same security on the same day. A "**day trader**" is any customer whose trading shows a pattern of day trading.

(b) Whenever day trading occurs in a customer's margin account the margin to be maintained shall be the margin on the "long" or "short" transaction, whichever occurred first, as required pursuant to Exchange Rule 6.1(b). When day trading occurs in the account of a day trader, the margin to be maintained shall be the margin on the "long" or "short" transaction, whichever occurred first, as required for initial margin by Regulation T of the Board of Governors of the Federal Reserve System, or as required pursuant to Exchange Rule 6.1(b), whichever amount is greater.

(c) No Member shall permit a public customer to make a practice, directly or indirectly, of effecting transactions in a cash account where the cost of securities purchased is met by the sale of the same securities. No Member shall permit a public customer to make a practice of selling securities with them in a cash account which are to be received against payment from another registered broker or dealer where such securities were purchased and are not yet paid for.

CHAPTER 7. SUSPENSION BY CHIEF REGULATORY OFFICER

Rule 7.1. Imposition of Suspension

(a) A Member which fails or is unable to perform any of its contracts, or is insolvent or is unable to meet the financial responsibility requirements of the Exchange, shall immediately inform the Secretary in writing of such fact. Upon receipt of said notice, or whenever it shall appear to the Chief Regulatory Officer ("**CRO**") (after such verification and with such opportunity for comment by the Member as the circumstances reasonably permit) that a Member has failed to perform its contracts or is insolvent or is in such financial or operational condition or is otherwise conducting its business in such financial or operational condition or is otherwise conducting its business in such a manner that it cannot be permitted to continue in business with safety to its customers, creditors and other Members of the Exchange, the CRO may summarily suspend the Member or may impose such conditions and restrictions upon the Member as are reasonably necessary for the protection of investors, the Exchange, the creditors and the customers of such Member.

(b) A Member that does not pay any dues, fees, assessments, charges or other amounts due to the Exchange within 90 days after the same has become payable shall be reported to the CRO, who may, after giving reasonable notice to the Member of such arrearages, suspend the Member until payment is made. Should payment not be made within six months after payment is due, the Member's membership may be cancelled by the Exchange.

(c) In the event of suspension of a Member, the Exchange shall give prompt notice of such suspension to the Members of the Exchange. Unless the CRO shall determine that lifting the suspension without further proceedings is appropriate, such suspension shall continue until the Member is reinstated as provided in Rule 7.3 of this Chapter.

Rule 7.2. Investigation Following Suspension

Every Member suspended under the provisions of this Chapter shall immediately make available every facility requested by the Exchange for the investigation of its affairs and shall forthwith file with the Secretary a written statement covering all information requested, including a complete list of creditors and the amount owing to each and a complete list of each open long and short security position maintained by the Member and each of its customers. The foregoing includes, without limitation, the furnishing of such of the Member's books and records and the giving of such sworn testimony as may be requested by the Exchange.

Rule 7.3. Reinstatement

A Member suspended under the provisions of this Chapter may apply for reinstatement by a petition in accordance with and in the time provided for by the provisions of the Exchange Rules relating to adverse action.

Rule 7.4. Failure to be Reinstated

A Member suspended under the provisions of this Chapter who fails to seek or obtain reinstatement in accordance with Rule 7.3 shall have its membership cancelled by the Exchange.

Rule 7.5. Termination of Rights by Suspension

A Member suspended under the provisions of this Chapter shall be deprived during the term of its suspension of all rights and privileges conferred to it by virtue of its membership in the Exchange.

Rule 7.6. Summary Suspension of Exchange Services

The CRO (after such verification with such opportunity for comment as the circumstances reasonably permit) may summarily limit or prohibit (i) any person from access to services offered by the Exchange, if such person has been and is expelled or suspended from any self-regulatory organization or barred or suspended from being associated with a Member of any self-regulatory organization or is in such financial or operating difficulty that the Exchange determines that such person cannot be permitted to do business with safety to investors, creditors, Exchange Members or the Exchange; or (ii) a person who is not a Member from access to services offered by the Exchange, if such person does not meet the qualification requirements or other pre-requisites for such access and if such person cannot be permitted to continue to have access with safety to investors, creditors, Members and the Exchange. Any person aggrieved by any such summary action may seek review under the provisions of the Exchange Rules relating to adverse action.

Rule 7.7. Commission Action

The Commission may stay any summary action taken pursuant to this Chapter on its own motion or upon application by any person aggrieved thereby made pursuant to Section 19(d) of the Act and the rules thereunder.

CHAPTER 8. DISCIPLINE

Rule 8.1. Disciplinary Jurisdiction

(a) A Member or a person associated with a Member (the "**Respondent**") who is alleged to have violated or aided and abetted a violation of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the Certificate of Formation, the Exchange LLC Agreement or Rules of the Exchange or any interpretation thereof or any resolution or order of the Board or appropriate Exchange committee shall be subject to the disciplinary jurisdiction of the Exchange under this Chapter, and after notice and opportunity for a hearing may be appropriately disciplined by: expulsion; suspension; limitation of activities, functions and operation; fine; censure; suspension or bar from association with a Member or any other fitting sanction, in accordance with the provisions of this Chapter.

An individual Member, responsible party, or other person associated with a Member may be charged with any violation committed by employees under his/her/its supervision or by the Member with which he/she/it is associated, as though such violation were his/her/its own. A Member organization may be charged with any violation committed by its employees or by any other person who is associated with such Member organization, as though such violation were its own.

(b) Any Member or person associated with a Member shall continue to be subject to the disciplinary jurisdiction of the Exchange following the termination of such person's membership or association with a Member with respect to matters that occurred prior to such termination; provided that written notice of the commencement of an inquiry into such matters is given by the Exchange to such former Member or former associated person within one year of receipt by the Exchange of the latest written notice of the termination of such person's status as a Member or person associated with a Member. The foregoing notice requirement does not apply to a person who at any time after a termination again subjects himself or herself to the disciplinary jurisdiction of the Exchange by becoming a Member or a person associated with a Member.

(c) A summary suspension or other action taken pursuant to Chapter 7 of the Rules of the Exchange shall not be deemed to be disciplinary action under this Chapter, and the provisions of this Chapter shall not be applicable to such action.

(d) The Exchange may contract with another self-regulatory organization to perform some or all of the Exchange's disciplinary functions. In that event, the Exchange shall specify to what extent the Rules in this Chapter shall govern Exchange disciplinary actions and to what extent the rules of the other self-regulatory organization shall govern such actions. Notwithstanding the fact that the Exchange may contract with another self-regulatory organization to perform some or all of the Exchange's disciplinary functions, the Exchange shall retain ultimate legal responsibility for and control of such functions.

Rule 8.2. Complaint and Investigation

(a) Initiation of Investigation

The Exchange, or the designated self-regulatory organization, when appropriate, shall investigate possible violations within the disciplinary jurisdiction of the Exchange which are brought to its attention in any manner, or upon order of the Board, the CRO or other Exchange officials designated by the CRO, or upon receipt of a complaint alleging such violation.

(b) Report

In every instance where an investigation has been instituted as a result of a complaint, and in every other instance in which an investigation results in a finding that there are reasonable grounds to believe that a violation has been committed, a written report of the investigation shall be submitted to the CRO by the Exchange's staff or, when appropriate, by the designated self-regulatory organization.

(c) Requirement to Furnish Information and Right to Counsel

Each Member and person associated with a Member shall be obligated upon request by the Exchange to appear and testify, and to respond in writing to interrogatories and furnish documentary materials and other information requested by the Exchange in connection with (i) an investigation initiated pursuant to paragraph (a) of this Rule or (ii) a hearing or appeal conducted pursuant to this Chapter or preparation by the Exchange in anticipation of such a hearing or appeal. No Member or person associated with a Member shall impede or delay an Exchange investigation or proceeding conducted pursuant to this Chapter nor refuse to comply with a request made by the Exchange pursuant to this paragraph. A Member or person associated with a Member is entitled to be represented by counsel during any such Exchange investigation, proceeding or inquiry.

(d) Notice, Statement and Access

Prior to submitting its report, the staff shall notify the person(s) who is the subject of the report (hereinafter "**Subject**") of the general nature of the allegations and of the specific provisions of the Act, rules and regulations promulgated thereunder, or provisions of the Certificate of Formation, the Exchange LLC Agreement or Rules of the Exchange or any interpretation thereof or any resolution of the Board, that appear to have been violated. Except when the CRO determines that expeditious action is required, a Subject shall have 15 days from the date of the notification described above to submit a written statement to the CRO concerning why no disciplinary action should be taken. To assist a Subject in preparing such a written statement, he or she shall have access to any documents and other materials in the investigative file of the Exchange that were furnished by him or her or his or her agents.

(e) Failure to Furnish Information

Failure to furnish testimony, documentary evidence or other information requested by the Exchange in the course of an Exchange inquiry, investigation, hearing or appeal conducted pursuant to this Chapter or in the course of preparation by the Exchange in anticipation of such a hearing or appeal on the date or within the time period the Exchange specifies shall be deemed to be a violation of this Rule 8.2.

(f) Regulatory Cooperation

No Member or person associated with a Member or other person or entity subject to the jurisdiction of the Exchange shall refuse to appear and testify before another exchange or other self-regulatory organization in connection with a regulatory investigation, examination or disciplinary proceeding or refuse to furnish testimony, documentary materials or other information or otherwise impede or delay such investigation, examination or disciplinary proceeding if the Exchange requests such testimony, documentary materials or other information in connection with an inquiry resulting from an agreement entered into by the Exchange pursuant to subsection (g) of this Rule. The requirements of this Rule 8.2(f) shall apply when the Exchange has been notified by another self-regulatory organization of the request for testimony, documentary materials or other information and the Exchange then requests in writing that a Member, person associated with a Member or other person or entity provide such testimony, documentary materials or other information. Any person or entity required to furnish testimony, documentary materials or other information pursuant to this Rule 8.2(f) shall be afforded the same rights and procedural protections as that person or entity would have if the Exchange had initiated the request.

(g) Cooperative Agreements

The Exchange may enter into agreements with domestic and foreign self-regulatory organizations providing for the exchange of information and other forms of mutual assistance or for market surveillance, investigative, enforcement or other regulatory purposes.

(h) Videotaped Responses

In lieu of, or in addition to, submitting a written statement concerning why no disciplinary action should be taken as permitted by paragraph (d) of this Rule, the Subject may submit a statement in the form of a videotaped response. Except when the CRO determines that expeditious action is required, the Subject shall have 15 days from the date of the notification described in paragraph (d) to submit the videotaped response. The Exchange will establish standards concerning the length and format of such videotaped responses.

Rule 8.3. Expedited Proceeding

Upon receipt of the notification required by Rule 8.2(d), a Subject may seek to dispose of the matter through a letter of consent signed by the Subject. If a Subject desires to attempt to dispose of the matter through a letter of consent, the Subject must submit to the staff within 15 days from the date of the notification required by Rule 8.2(d) a written notice electing to proceed in an expedited manner pursuant to this Rule 8.3. The Subject must then endeavor to reach agreement with the Exchange's staff upon a letter of consent which is acceptable to the staff and which sets forth a stipulation of facts and findings concerning the Subject's conduct, the violation(s) committed by the Subject and the sanction(s) therefor. The matter can only be disposed of through a letter of consent if the staff and the Subject are able to agree upon terms of a letter of consent which are acceptable to the staff and the letter is signed by the Subject. At any point in the negotiations regarding a letter of consent, either the staff may deliver to the Subject or the Subject may deliver to the staff a written declaration of an end to the negotiations. On delivery of such a declaration the subject will then have 15 days to submit a written statement pursuant to Rule 8.2(d) and thereafter the staff may bring the matter to the CRO. If the letter of consent is accepted by the CRO, the Exchange may adopt the letter as its decision and shall take no further action against the Subject respecting the matters that are the subject of the letter. If the letter of consent is rejected by the CRO, the matter shall proceed as though the letter had not been submitted. Upon rejection, the Subject will then have 15 days to submit a written statement pursuant to Rule 8.2(d). The CRO's decision to accept or reject a letter of consent shall be final, and a Subject may not seek review thereof.

Rule 8.4. Charges

(a) Determination Not to Initiate Charges

Whenever it shall appear to the CRO from the investigation report that no probable cause exists for finding a violation within the disciplinary jurisdiction of the Exchange, or whenever the CRO otherwise determines that no further proceedings are warranted, he or she shall issue a written statement to that effect setting forth the reasons for such finding.

(b) Initiation of Charges

Whenever it shall appear to the CRO that there is probable cause for finding a violation within the disciplinary jurisdiction of the Exchange and that further proceedings are warranted, the CRO shall direct the issuance of a statement of charges against the Respondent specifying the acts in which the Respondent is charged to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, the Exchange LLC Agreement, Exchange Rules, interpretations or resolutions of which such acts are in violation. A copy of the charges shall be served upon the Respondent in accordance with Rule 8.12.

Rule 8.5. Answer

The Respondent shall have 15 business days after service of the charges to file a written answer thereto. The answer shall specifically admit or deny each allegation contained in the charges, and the Respondent shall be deemed to have admitted any allegation not specifically denied. The answer may also contain any defense which the Respondent wishes to submit and may be accompanied by documents in support of his answer or defense. In the event the Respondent fails to file an answer within the time provided, the charges shall be considered to be admitted.

Rule 8.6. Hearings

(a) Selection of Hearing Panel

(1) Definitions. For purposes of this paragraph (a), the terms set forth below shall have the following meanings:

(A) The term "**Industry Member**" means a member of any hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional service to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the member or 20 percent or more of the gross revenues received by the member's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the member or 20 percent or more of the gross revenues received by the member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Exchange or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(B) The term "**Member Representative member**" means a member of any hearing panel who is an officer, director, employee or agent of an Exchange Member.

(2) Subject to Rule 8.7 concerning summary proceedings, a hearing on the charges shall be held before a panel of three (3) hearing officers (the "**Hearing Panel**") appointed by the Chief Executive Officer. Each Hearing Panel shall be comprised as follows: (i) a professional hearing officer, who shall serve as Chairman of the Hearing Panel, (ii) a hearing officer who is an Industry Member, as such term is defined in Rule 8.6, and (iii) a hearing officer who is a Member Representative member, as such term is defined in Rule 8.6 (each a "**Hearing Officer**"). Prospective Hearing Officers shall be required to disclose to the Exchange their employment history for the past 10 years, any past or current material business or other financial relationships with the Exchange or any

members of the Exchange, and any other information deemed relevant by the Exchange. Such disclosures relating to the particular Hearing Officers selected by the Chief Executive Officer shall be provided to the Respondent upon request after the selection of the Hearing Panel. In selecting Hearing Officers for a particular matter, the Chief Executive Officer should give reasonable consideration to the prospective Hearing Officers' professional competence and reputation, experience in the securities industry, familiarity with the subject matter involved, the absence of bias and any actual or perceived conflict of interest, and any other relevant factors.

(b) Impartiality of Hearing Officers

When any Hearing Officer considers a disciplinary matter he or she is expected to function impartially and independently of the staff members who prepared and prosecuted the charges. Exchange counsel may assist the Hearing Panel in preparing its written recommendations or judgments. Within 15 days of the appointment of the Hearing Panel, the Respondent may move for disqualification of any Hearing Officer sitting on such Panel based upon bias or conflict of interest. Such motions shall be made in writing and state with specificity the facts and circumstances giving rise to the alleged bias or conflict of interest. The motion papers shall be filed with the Hearing Panel and the Secretary of the Exchange. The Exchange may file a brief in opposition to the Respondent's motion within 15 days of service thereof. The Hearing Panel shall rule upon such motion no later than 30 days from filing by the Respondent. Prior adverse rulings against the Respondent or Respondent's attorney in other matters shall not, in and of themselves, constitute grounds for disqualification. If the Hearing Panel believes the Respondent has provided satisfactory evidence in support of the motion to disqualify, the applicable Hearing Officer shall remove himself or herself and request the Chief Executive Officer to reassign the hearing to another Hearing Officer such that the Hearing Panel still meets the compositional requirements described in Rule 8.6(a). If the Hearing Panel determines that the Respondent's grounds for disqualification are insufficient, it shall deny the Respondent's motion for disqualification by setting forth the reasons for the denial in writing and the Hearing Panel will precede with the hearing. The ruling by the Hearing Panel on such motions shall not be subject to interlocutory review.

(c) Notice and List of Documents

Participants shall be given at least 15 business days' notice of the time and place of the hearing and a statement of the matters to be considered therein. All documentary evidence intended to be presented in the hearing by the Respondent, the Exchange, or the designated self-regulatory authority must be received by the Hearing Panel at least eight (8) days in advance of the hearing or it may not be presented in the hearing. The parties shall furnish each other with a list of all documents submitted for the record not less than four (4) business days in advance of the hearing, and the documents themselves shall be made available to the parties for inspection and copying.

(d) Conduct of Hearing

The Hearing Panel shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Formal rules of evidence shall not apply. The charges shall be presented by a representative of the Exchange or the designated self-regulatory authority who, along with the Respondent, may present evidence and produce witnesses who shall testify under oath and are subject to being questioned by the Hearing Panel and opposing parties. The Respondent is entitled to be represented by counsel who may participate fully in the hearing. A transcript of the hearing shall be made and shall become part of the record.

Rule 8.7. Summary Proceedings

Notwithstanding the provisions of Rule 8.6 of this Chapter, the CRO may make a determination without a hearing and may impose a penalty as to violations which the Respondent has admitted or charges which the Respondent has failed to answer or which otherwise are not in dispute. Notice of such summary determination, specifying the violations and penalty, shall be served upon the Respondent, who shall have ten (10) business days from the date of service to notify the CRO that he desires a hearing upon all or a portion of any charges not previously admitted or upon the penalty. Failure to so notify the CRO shall constitute an admission of the violations and acceptance of the penalty as determined by the CRO and a waiver of all rights of review. If the Respondent requests a hearing, the matters which are the subject of the hearing shall be handled in accordance with the hearing and review procedures of this Chapter.

Rule 8.8. Offers of Settlement

(a) Submission of Offer

At any time during the course of any proceeding under this Chapter, the Respondent may submit to the CRO a written offer of settlement which shall contain a proposed stipulation of facts and shall consent to a specified penalty. Where the CRO accepts an offer of settlement, he or she shall issue a decision, including findings and conclusions and imposing a penalty, consistent with the terms of such offer. Where the CRO rejects an offer of settlement, he or she shall notify the Respondent and the matter shall proceed as if such offer had not been made, and the offer and all documents relating thereto shall not become part of the record. A decision of the CRO issued upon acceptance of an offer of settlement as well as the determination of the CRO whether to accept or reject such an offer shall become final 20 business days after such decision is issued, and the Respondent may not seek review thereof.

(b) Submission of Statement

A Respondent may submit with an offer of settlement a written statement in support of the offer. In addition, if the staff will not recommend acceptance of an offer of settlement before the CRO, a Respondent shall be notified and may appear before the CRO to make an oral statement in support of his/her offer. Finally, if the CRO rejects an offer that the staff supports, a Respondent may appear before the CRO to make an oral statement concerning why he/she believes the CRO should change his or her decision and accept Respondent's offer, and if Respondent makes such appearance, the staff may also appear before the CRO to make an oral statement in support of its position. A Respondent must make a request for such an appearance within 5 days of being notified that the offer was rejected or that the staff will not recommend acceptance.

(c) Repeated Offers

Unless the CRO shall otherwise order, a Respondent shall be entitled to submit to the CRO a maximum of two written offers of settlement in connection with the statement of charges issued to that Respondent pursuant to Rule 8.4(b).

Rule 8.9. Decision

Following a hearing conducted pursuant to Rule 8.6 of this Chapter, the Hearing Panel shall prepare a decision in writing, based solely on the record, determining whether the Respondent has committed a violation and imposing the penalty, if any, therefor. The decision shall include a statement of findings and conclusions, with the reasons therefor, upon all material issues presented on the record. Where a penalty is imposed, the decision shall include a statement specifying the acts or practices in which the Respondent has been found to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, the Exchange LLC Agreement, Exchange Rules, interpretations or resolutions of which the acts are deemed to be in violation. The Respondent shall promptly be sent a copy of the decision.

Rule 8.10. Review

(a) Petition

The Respondent shall have ten (10) days after service of notice of a decision made pursuant to Rule 8.9 of this Chapter to petition for review thereof. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with reasons for such exceptions. Any objections to a decision not specified by written exception shall be considered to have been abandoned.

(b) Conduct of Review

The review shall be conducted by the Appeals Committee of the Board. Unless the Appeals Committee shall decide to open the record for introduction of evidence or to hear argument, such review shall be based solely upon the record and the written exceptions filed by the parties. The Appeals Committee's decision shall be in writing and shall be final.

(c) Review on Motion of Board

The Board may on its own initiative order review of a decision made pursuant to Rule 8.7, 8.8, or 8.9 of this Chapter within 20 business days after issuance of the decision. Such review shall be conducted in accordance with the procedure set forth in paragraph (b) of this Rule.

(d) Review of Decision Not to Initiate Charges

Upon application made by the Chief Executive Officer within 30 days of a decision made pursuant to Rule 8.4(a) of this Chapter, the Board may order review of such decision. Such review shall be conducted in accordance with the procedures set forth in paragraph (b), as applicable.

Rule 8.11. Effective Date of Judgment

Penalties imposed under this Chapter shall not become effective until the review process is completed or the decision otherwise becomes final. Pending effectiveness of a decision imposing a penalty on the Respondent, the CRO, Hearing Panel or committee of the Board, as applicable, may impose such conditions and restrictions on the activities of the Respondent as he, she or it considers reasonably necessary for the protection of investors, creditors and the Exchange.

Interpretations and Policies

.01 Exchange staff shall make all necessary filings concerning formal and informal disciplinary actions required under the Act and the rules and regulations promulgated thereunder, and shall take all other actions necessary to comply with any other applicable law or regulation.

Rule 8.12. Miscellaneous Provisions

(a) Service of Notice

Any charges, notices or other documents may be served upon the Respondent either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail addressed to the Respondent at his last known place of business.

(b) Extension of Time Limits

Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the authority at the Exchange to whom such materials are to be submitted.

(c) Reports and Inspection of Books for Purpose of Investigating Complaints

For the purpose of any investigation or determination as to the filing of a complaint, or any hearing of any complaint against any Member of the Exchange or any person associated with a Member, the Exchange's staff, CRO, Board or designated self-regulatory organization shall have the right (1) to require any Member of the Exchange to report orally or in writing with regard to any matter involved in any such investigation or hearing, and (2) to investigate the books, records and accounts of any such Member with relation to any matter involved in any such investigation or hearing. No Member shall refuse to make any report as required in this Rule, or refuse to permit any inspection of books, records and accounts as may be validly called for under this Rule.

Rule 8.13. Costs of Proceedings

Any Member disciplined pursuant to this Chapter shall bear such part of the costs of the proceedings as the CRO or the Board deems fair and appropriate in the circumstances.

Rule 8.14. Agency Review

Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

Rule 8.15. Imposition of Fines for Minor Violation(s) of Rules

(a) In lieu of commencing a disciplinary proceeding as described in Rules 8.1 through 8.13, the Exchange may, subject to the requirements set forth in this Rule, impose a fine on any Member, associated person of a Member, or registered or non-registered employee of a Member, for any violation of a Rule of the Exchange, which violation the Exchange shall have determined is minor in nature. The Exchange may aggregate similar violations generally if the conduct was unintentional, there was no injury to public investors, or the violations resulted from a single systemic problem or cause that has been corrected. Any fine imposed pursuant to this Rule that does not exceed $2,500 and is not contested shall not be publicly reported, except as may be required by Rule 19d-1 under the Act or as may be required by any other regulatory authority.

(b) In any action taken by the Exchange pursuant to this Rule, the person against whom a fine is imposed shall be served (as provided in Rule 8.12) with a written statement, signed by an authorized officer of the Exchange, setting forth (i) the Rule or Rules alleged to have been violated; (ii) the act or omission constituting each such violation; (iii) the fine imposed for each such violation; and (iv) the date by which such determination becomes final and such fine becomes due and payable to the Exchange, or such determination must be contested as provided in paragraph (d) below, such date to be not less than 15 business days after the date of service of the written statement.

(c) If the person against whom a fine is imposed pursuant to this Rule pays the fine, such payment shall be deemed to be a waiver by such person of such person's right to a disciplinary proceeding under Rules 8.1 through 8.13 and any review of the matter by the Appeals Committee or by the Board.

(d) Any person against whom a fine is imposed pursuant to this Rule may contest the Exchange's determination by filing with the Exchange not later than the date by which such determination must be contested, a written response meeting the requirements of an Answer as provided in Rule 8.5 at which point the matter shall become a disciplinary proceeding subject to the provisions of Rules 8.1 through 8.13. In any such disciplinary proceeding, if the Hearing Panel determines that the person charged is guilty of the rule violation(s) charged, the Hearing Panel shall (i) be free to impose any one or more disciplinary sanctions and (ii) determine whether the rule violation(s) is minor in nature. The person charged and the Board of the Exchange may require a review by the

Board of any determination by the Hearing Panel by proceeding in the manner described in Rule 8.10.

(e) The Exchange shall prepare and announce to its Members from time to time a listing of the Exchange Rules as to which the Exchange may impose fines as provided in this Rule. Such listing shall also indicate the specific dollar amount that may be imposed as a fine hereunder with respect to any violation of any such Rule or may indicate the minimum and maximum dollar amounts that may be imposed by the Exchange with respect to any such violation. Nothing in this Rule shall require the Exchange to impose a fine pursuant to this Rule with respect to the violation of any Rule included in any such listing.

Interpretations and Policies

.01 List of Exchange Rule Violations and Recommended Fine Schedule Pursuant to Rule 8.15:

Recommended Fine Schedule – Rule 8.15.01(a)-(e)

Occurrence*	Individual	Member firm
First time fined	$100	$500
Second time fined	$300	$1,000
Third time fined	$500	$2,500

* Within a "rolling" 12-month period.

(a) Rule 4.2 and Interpretations, thereunder, requiring the submission of responses to Exchange requests for trading data within specified time period.

(b) Rule 11.9(a)(5) requirement to identify short sale orders as such.

(c) Rule 11.9(f) requirement to comply with locked and crossed market rules.

(d) Rule 3.5 Advertising Practices.

(e) Rule 12.11 Interpretation and Policy .01 and Exchange Act Rule 604 – Failure to properly display limit orders.

Recommended Fine Amount for Rule 8.15.01(f)-(g): $100 per violation

(f) Rule 4.2 and Interpretations thereunder related to the requirement to furnish Exchange-related order, market and transaction data, as well as financial or regulatory records and information.

(g) Rule 11.20(a)(1) requirement for Market Makers to maintain continuous two-sided quotations.

Recommended Fine Amount for Rule 8.15.01(h); see paragraph Rule 8.15.01(h) below.

(h) For failures to comply with the Consolidated Audit Trail Compliance Rule requirements of Rules 4.5 through 4.16, the Exchange may impose a minor rule violation fine of up to $2,500.

Rule 8.16. Ex Parte Communications

(a) Unless on notice and opportunity for all parties to participate:

(1) No Respondent or Exchange staff member shall make or knowingly cause to be made an ex parte communication relevant to the merits of a proceeding to any Hearing Officer, any member of the Board of Directors or a member of a committee of the Board who is participating in a decision with respect to that proceeding (an "**Adjudicator**"); and

(2) No Adjudicator shall make or knowingly cause to be made to a Respondent or Exchange staff member an ex parte communication relevant to the merits of that proceeding.

(b) An Adjudicator who receives, makes, or knowingly causes to be made a communication prohibited by this Rule shall place in the record of the proceeding:

(1) all such written communications;

(2) memoranda stating the substance of all such oral communications; and

(3) all written responses and memoranda stating the substance of all oral responses to all such communications.

(c) If a prohibited ex parte communication has occurred, the Board of Directors or a committee thereof may take whatever action it deems appropriate in the interests of justice, the policies underlying the Act, and the Exchange LLC Agreement and Rules, including dismissal or denial of the offending party's interest or claim. All participants to a proceeding may respond to any allegations or contentions contained in a prohibited ex parte communication placed in the record. Such responses shall be placed in the record.

(d) The prohibitions of this Rule shall apply beginning with the initiation of an investigation as provided in Rule 8.2(a), unless the person responsible for the communication has knowledge that the investigation shall be initiated, in which case the prohibitions shall apply beginning at the time of his or her acquisition of such knowledge.

Rule 8.17. Expedited Client Suspension Proceeding

(a) Initiation of Proceeding

(1) Scope of Authority. With the prior written authorization of the CRO or such other senior officers as the CRO may designate, the Office of General Counsel or Regulatory Department of the Exchange (such departments generally referred to as the "Exchange" for purposes of this Rule 8.17) may initiate an expedited suspension proceeding with respect to alleged violations of Rule 12.15 (Disruptive Quoting and Trading Activity Prohibited).

(2) Service of Notice. The Exchange shall initiate the proceeding by serving a notice on a Member or associated person of a Member (hereinafter "**Respondent**"). The Exchange shall serve the notice by personal service or overnight commercial courier. The notice shall be effective upon service.

(3) Content of Notice. The notice shall state whether the Exchange is requesting the Respondent to be required to take action or to refrain from taking action. The notice shall be accompanied by: a declaration of facts, signed by a person with knowledge of the facts contained therein, that specifies the acts that constitute the alleged violation; and a proposed order that contains the required elements of a suspension order (except the date and hour of the order's issuance), which are set forth in subparagraph (d)(2) of this Rule.

(b) Appointment of Hearing Officers and Hearing Panel

(1) As soon as practicable after the Exchange initiates a suspension proceeding, a Hearing Panel shall be assigned in accordance with paragraph (a) of Rule 8.6.

(2) If at any time a Hearing Officer determines that he or she has a conflict of interest or bias or circumstances otherwise exist where his or her fairness might reasonably be questioned, or if a Party files a motion to disqualify a Hearing Officer, the recusal and disqualification proceeding shall be conducted in accordance with paragraph (b) of Rule 8.6, except that:

(A) a motion seeking disqualification of a Hearing Officer must be filed no later than 5 days after the announcement of the Hearing Panel; and

(B) the Exchange may file a brief in opposition to the Respondent's motion no later than 5 days after service thereof.

(c) Hearing

(1) When Held. The hearing shall be held not later than 15 days after service of the notice initiating the suspension proceeding, unless otherwise extended by the Chairman of the Hearing Panel with the consent of the Parties for good cause shown. If a Hearing Officer is recused or disqualified, the hearing shall be held not later than five days after a replacement Hearing Officer is appointed.

(2) Service of Notice of Hearing. A notice of date, time, and place of the hearing shall be served on the Parties not later than seven days before the hearing, unless otherwise ordered by the Chairman of the Hearing Panel. Service shall be made by personal service or overnight commercial courier. The notice shall be effective upon service.

(3) Authority of Hearing Officers. A Hearing Officer shall have authority to do all things necessary and appropriate to discharge his or her duties as set forth under paragraph (d) of Rule 8.6.

(4) Witnesses. A person who is subject to the jurisdiction of the Exchange shall testify under oath or affirmation. The oath or affirmation shall be administered by a court reporter or a notary public.

(5) Additional Information. At any time during its consideration, the Hearing Panel may direct a Party to submit additional information. Any additional information submitted shall be provided to all Parties at least one day before the Hearing Panel renders its decision.

(6) Transcript. The hearing shall be recorded by a court reporter and a written transcript thereof shall be prepared. A transcript of the hearing shall be available to the Parties for purchase from the court reporter at prescribed rates. A witness may purchase a copy of the transcript of his or her own testimony from the court reporter at prescribed rates. Proposed corrections to the transcript may be submitted by affidavit to the Hearing Panel within a reasonable time determined by the Hearing Panel. Upon notice to all the Parties to the proceeding, the Hearing Panel may order corrections to the transcript as requested or sua sponte.

(7) Record and Evidence Not Admitted. The record shall consist of the notice initiating the proceeding, the declaration, and the proposed order described in subparagraph (a)(3) above; the transcript of the hearing; all evidence considered by the Hearing Panel; and any other document or item accepted into the record by the Hearing Panel. The Office of General Counsel shall be the custodian of the record. Proffered evidence that is not accepted into the record by the Hearing Panel shall be retained by the custodian of the record until the date when the Exchange's decision becomes final or, if applicable, upon the conclusion of any review by the Commission or the federal courts.

(8) Failure to Appear at Hearing. If a Respondent fails to appear at a hearing for which it has notice, the allegations in the notice and accompanying declaration may be deemed admitted, and the Hearing Panel may issue a suspension order without further proceedings. If the Exchange fails to appear at a hearing for which it has notice, the Hearing Panel may order that the suspension proceeding be dismissed.

(d) Issuance of Suspension Order by Hearing Panel

(1) Basis for Issuance. The Hearing Panel shall issue a written decision stating whether a suspension order shall be imposed. The Hearing Panel shall issue the decision not later than ten days after receipt of the hearing transcript, unless otherwise extended by the Chairman of the Hearing Panel with the consent of the Parties for good cause shown. A suspension order shall be imposed if the Hearing Panel finds:

(A) by a preponderance of the evidence that the alleged violation specified in the notice has occurred; and

(B) that the violative conduct or continuation thereof is likely to result in significant market disruption or other significant harm to investors.

(2) Content, Scope, and Form of Order. A suspension order shall:

(A) be limited to: (i) ordering a Respondent to cease and desist from violating Rule 12.15, and/or (ii) ordering a Respondent to cease and desist from providing access to the Exchange to a client of Respondent that is causing violations of Rule 12.15;

(B) set forth the alleged violation and the significant market disruption or other significant harm to investors that is likely to result without the issuance of an order;

(C) describe in reasonable detail the act or acts the Respondent is to take or refrain from taking and to suspend the Respondent unless and until such action is taken or refrained from; and

(D) include the date and hour of its issuance.

(3) Duration of Order. A suspension order shall remain effective and enforceable unless modified, set aside, limited, or revoked pursuant to paragraph (e), below.

(4) Service. The Hearing Panel's decision and any suspension order shall be served by personal service or overnight commercial courier. The suspension order shall be effective upon service.

(e) Review by Hearing Panel

At any time after the Respondent is served with a suspension order, a Party may apply to the Hearing Panel to have the order modified, set aside, limited, or revoked. The application shall set forth with specificity the facts that support the request. The Hearing Panel shall respond to the request in writing within ten days after receipt of the request, unless otherwise extended by the Chairman of the Hearing Panel with the consent of the Parties for good cause shown. The Hearing Panel's response shall be served on the Respondent via personal service or overnight commercial courier. The filing of an application under this Rule shall not stay the effectiveness of the suspension order.

(f) Application to SEC for Review

Sanctions imposed pursuant to this Rule constitute final and immediately effective disciplinary sanctions imposed by the Exchange. The right to have any action under this Rule reviewed by the Commission is governed by Section 19 of the Exchange Act. The filing of an application for review shall not stay the effectiveness of a suspension order unless the Commission otherwise orders.

Rule 8.18. Release of Disciplinary Complaints, Decisions and Other Information

(a) General Standards

(1) The Exchange shall release to the public a copy of, and at the Exchange's discretion information with respect to, any disciplinary complaint or disciplinary decision issued by the Exchange, as defined in paragraph (e) of this Rule. The Exchange shall, in response to a request, release to the requesting party a copy of any identified disciplinary complaint or disciplinary decision issued by the Exchange, as defined in paragraph (e) of this Rule.

(2) The Exchange shall release to the public a copy of, and at the Exchange's discretion information with respect to, any client suspension order issued by the Exchange pursuant to Rule 8.17.

(b) Release Specifications

(1) Copies of, and information with respect to, any disciplinary complaint released to the public pursuant to paragraph (a) of this Rule shall indicate that a disciplinary complaint represents the initiation of a formal proceeding by the Exchange in which findings as to the allegations in the complaint have not been made and does not represent a decision as to any of the allegations contained in the complaint.

(2) Copies of, and information with respect to, any disciplinary decision released to the public pursuant to paragraph (a) of this Rule prior to the expiration of the time period provided for an appeal or call for review as permitted under Exchange Rules or the Act, or while such an appeal or call for review is pending, shall indicate that the findings and sanctions imposed therein are subject to review and modification by the Exchange or the SEC.

(c) Discretion to Redact Certain Information or Waive Publication

(1) Notwithstanding paragraph (a) of this Rule, the Exchange reserves the right to redact, on a case-by-case basis, information that contains confidential customer information, including customer identities, or information that raises significant identity theft, personal safety, or privacy concerns that are not outweighed by investor protection concerns.

(2) Notwithstanding paragraph (a) of this Rule, the Exchange may determine, in its discretion, to waive the requirement to release a copy of, or information with respect to, any disciplinary complaint or disciplinary decision under those extraordinary circumstances where the release of such information would violate fundamental notions of fairness or work an injustice.

(d) Notice of Appeals of Exchange Decisions to the Commission

The Exchange shall provide notice to the public if a disciplinary decision of the Exchange is appealed to the Commission and the notice shall state whether the effectiveness of the decision has been stayed pending the outcome of proceedings before the Commission.

(e) Definitions

(1) For the purpose of this Rule, the term "**disciplinary complaint**" shall mean any statement of charges issued pursuant to Rule 8.4 or any notice served pursuant to Rule 8.17.

(2) For the purpose of this Rule, the term "**disciplinary decision**" shall mean any decision issued pursuant to this Chapter, including, decisions issued by a Hearing Panel or the Appeals Committee, accepted offers of settlement, and suspension orders pursuant to Rule 8.17; provided, however, minor rule violation plan letters issued pursuant to Rule 8.15 are not subject to this Rule.

CHAPTER 9. ARBITRATION

Rule 9.1. Code of Arbitration

Every Member or associated person of a Member shall be subject to the 12000 and 13000 Series of FINRA's Manual, the Code of Arbitration Procedure for Customer and Industry Disputes, respectively ("**FINRA Code of Arbitration**"), as the same may be in effect from time to time, except as may be specified in this Chapter, for every claim, dispute or controversy arising out of or in connection with matters eligible for submission under Rule 9.2 ("**Exchange arbitrations**"). For purposes of Exchange arbitrations, defined terms used in this Chapter and not otherwise defined herein shall have the same meaning as those prescribed in the FINRA Code of Arbitration, and procedures contained in the FINRA Code of Arbitration shall have the same application as toward Exchange arbitrations. Members shall comply with any FINRA rules and interpretations thereof incorporated by reference as if such rules and interpretations were part of the Exchange's Rules.

Rule 9.2. Matters Eligible for Submission

The FINRA Code of Arbitration is prescribed and adopted for the arbitration of any dispute, claim or controversy arising out of or in connection with the business of any Member, or arising out of the employment or termination of employment of associated person(s) with any Member:

(a) between or among Members;

(b) between or among Members and associated persons; and

(c) between or among Members or associated persons and public customers, or others; except any type of dispute, claim or controversy that is not permitted to be arbitrated under the FINRA Code of Procedure.

Rule 9.3. Pre-dispute Arbitration Agreements

The requirements of FINRA Rule 2268 shall apply to pre-dispute arbitration agreements between Members and their customers as if such rule were part of the Exchange's Rules.

Rule 9.4. Referrals

If any matter comes to the attention of an arbitrator during and in connection with the arbitrator's participation in a proceeding, either from the record of the proceeding or from material or communications related to the proceeding, that the arbitrator has reason to believe may constitute a violation of the Exchange's Rules or the federal securities laws, the arbitrator may initiate a referral of the matter to the Exchange for disciplinary investigation; provided, however, that any such referral should only be initiated by an arbitrator after the matter before him has been settled or otherwise disposed of, or after an award finally disposing of the matter has been rendered pursuant to Rule 12904 or 13904, as applicable, of the FINRA Code of Arbitration.

Rule 9.5. Failure to Act under Provisions of FINRA Code of Arbitration

(a) It may be deemed conduct inconsistent with just and equitable principles of trade and a violation of Rule 3.1 for a Member or a person associated with a Member to

(1) fail to submit a dispute for arbitration under the FINRA Code of Arbitration as required by the Code;

(2) fail to comply with any injunctive order issued pursuant to the FINRA Code of Arbitration;

(3) fail to appear or to produce any document in his or her or its possession or control as directed pursuant to provisions of the FINRA Code of Arbitration;

(4) fail to honor an award, or comply with a written and executed settlement agreement, obtained in connection with an arbitration submitted for disposition under the FINRA Code of Arbitration where timely motion has not been made to vacate or modify such award pursuant to applicable law; or

(5) fail to comply with a written and executed agreement obtained in connection with a mediation submitted for disposition pursuant to the FINRA Code of Mediation.

(b) Action by Members requiring associated persons to waive the arbitration of disputes contrary to the provisions of the FINRA Code of Arbitration shall constitute conduct that is inconsistent with just and equitable principles of trade and a violation of Rule 3.1.

Rule 9.6. Non-Waiver of Exchange's Rights

The submission of any matter to arbitration or mediation under this Chapter shall in no way limit or preclude any right, action or determination by the Exchange which it would otherwise be authorized to adopt, administer or enforce.

Rule 9.7. Mediation

Members and associated persons of a Member may voluntarily agree to submit matters for mediation in accordance with the requirements of the 14000 Series of FINRA's Manual, the Code of Mediation Procedure ("**FINRA Code of Mediation**"), as the same may be in effect from time to time ("**Exchange mediations**"). For purposes of Exchange mediations, defined terms used in this Chapter and not otherwise defined herein shall have the same meaning as those prescribed in the FINRA Code of Mediation, and procedures contained in the FINRA Code of Mediation shall have the same application as toward Exchange mediations. Members shall comply with any FINRA rules and interpretations thereof incorporated by reference as if such rules and interpretations were part of the Exchange's Rules.

Rule 9.8. Regulatory Services Agreement with FINRA

Pursuant to Rule 13.7, the Exchange and FINRA are parties to a regulatory services agreement pursuant to which FINRA has agreed to perform certain functions described in this Chapter on behalf of the Exchange. Therefore, FINRA staff will perform the functions described in the FINRA Code of Arbitration and the FINRA Code of Mediation with regard to Exchange arbitrations and Exchange mediations, respectively, in the same manner as if they were FINRA arbitrations and FINRA mediations, respectively.

CHAPTER 10. ADVERSE ACTION

Rule 10.1. Scope of Chapter

This Chapter provides the procedure for persons who are or are about to be aggrieved by adverse action, including, but not limited to, those persons who have been denied membership in the Exchange, barred from becoming associated with a Member, or prohibited or limited with respect to Exchange services pursuant to the Exchange LLC Agreement or the Rules of the Exchange (other than disciplinary action for which review is provided in Chapter 8 and other than an arbitration award, from which there is no Exchange review), to apply for an opportunity to be heard and to have the complained of action reviewed.

Rule 10.2. Submission and Time Limitation on Application to Exchange

A person who is or will be aggrieved by any action of the Exchange within the scope of this Chapter and who desires to have an opportunity to be heard with respect to such action shall file a written application with the Exchange within 15 business days after being notified of such action. The application shall state the action complained of and the specific reasons why the applicant takes exception to such action and the relief sought. In addition, if the applicant intends to submit any additional documents, statements, arguments or other material in support of the application, the same should be so stated and identified.

Rule 10.3. Procedure Following Applications for Hearing

(a) Appeals Committee

Applications for hearing and reviewing shall be referred promptly by the Exchange to the Appeals Committee. A record of the proceedings shall be kept.

(b) Documents

The Appeals Committee will set a hearing date and shall be furnished with all materials relevant to the proceedings at least 72 hours prior to the date of the hearing. Each party shall have the right to inspect and copy the other party's materials prior to the hearing. Hearings shall be held promptly, particularly in the case of a summary suspension pursuant to Chapter 7 of these Rules.

Rule 10.4. Hearing and Decision

(a) Participants

The parties to the hearing shall consist of the applicant and a representative of the Exchange who shall present the reasons for the action taken by the Exchange which allegedly aggrieved the applicant.

(b) Counsel

The applicant is entitled to be accompanied, represented and advised by counsel at all stages of the proceedings.

(c) Conduct of Hearing

The Appeals Committee shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Each of the parties shall be permitted to make an opening statement, present witnesses and documentary evidence, cross-examine opposing witnesses and present closing arguments orally or in writing as determined by the panel. The Appeals Committee also shall have the right to question all parties and witnesses to the proceeding and a record shall be kept. The formal rules of evidence shall not apply.

(d) Decision

The decision of the Appeals Committee shall be made in writing and shall be sent to the parties to the proceeding. Such decisions shall contain the reasons supporting the conclusions of the panel.

Rule 10.5. Review

(a) Petition

The decision of the Appeals Committee shall be subject to review by the Board either on its own motion within 20 business days after issuance of the decision or upon written request submitted by the applicant below, or by the CRO of the Exchange, within 15 business days after issuance of the decision. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with the reasons for such exceptions. Any objection to a decision not specified by written exception shall be considered to have been abandoned and may be disregarded. Parties may petition to submit a written argument to the Board and may request an opportunity to make an oral argument before the Board. The Board shall have sole discretion to grant or deny either request.

(b) Conduct of Review

The review shall be conducted by the Board. The review shall be made upon the record and shall be made after such further proceedings, if any, as the Board may order. Based upon such record, the Board may affirm, reverse or modify, in whole or in part, the decision below. The decision of the Board shall be in writing, shall be sent to the parties to the proceeding and shall be final.

Rule 10.6. Miscellaneous Provisions

(a) Service of Notice

Any notices or other documents may be served upon the applicant either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail, addressed to the applicant at his last known business or residence address.

(b) Extension of Time Limits

Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the Exchange. All papers and documents relating to review by the Appeals Committee or the Board must be submitted to the Exchange.

Rule 10.7. Agency Review

Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

CHAPTER 11. TRADING RULES

Rule 11.1. Hours of Trading and Trading Days

(a) The Exchange is open for trading from Sunday at 8:00 p.m. Eastern Time through Friday at 7:00 p.m. Eastern Time in accordance with the definitions of Pre-Market Session, Core Market Session, Post-Market Session and 24X Market Session as set forth in Rule 1.5, and subject to the trading pauses as described in these Rules. As set forth in greater detail in this Chapter 11, certain rules and requirements apply to trading during Exchange Trading Hours other than the 24X Market Session, whereas certain other rules and requirements apply to trading during the 24X Market Session.

(b) Orders may be entered, canceled, modified, executed on, or routed away from, the Exchange during the Pre-Market Session, the Core Market Session, and the Post-Market Session.

(c) Orders may also be entered, canceled, modified or executed on the Exchange during the 24X Market Session. To the extent that other Trading Centers are open during the 24X Market Session, then orders may be routed away to such Trading Centers during the 24X Market Session.

(d) Orders outstanding in the System at 6:59:59 p.m. Eastern Time each Monday, Tuesday, Wednesday, Thursday and Friday shall be automatically cancelled.

(e) The Chief Executive Officer of the Exchange shall have the power to halt or suspend trading in any and all securities traded on the Exchange, to close some or all Exchange facilities, and to determine the duration of any such halt, suspension, or closing, when he deems such action necessary for the maintenance of fair and orderly markets, the protection of investors, or otherwise in the public interest including special circumstances such as (1) actual or threatened physical danger, severe climatic conditions, civil unrest, terrorism, acts of war, or loss or interruption of facilities utilized by the Exchange, (2) a request by a governmental agency or official, or (3) a period of mourning or recognition for a person or event. No such action shall continue longer than a period of two days, or as soon thereafter as a quorum of Directors can be assembled, unless the Board approves the continuation of such suspension.

(f) For orders eligible for trading across more than one trading session on the Exchange, trading will be continuous from one trading session to another, subject to any trading pauses, halts or suspensions as described in these Rules, and provided further that trading in each of the trading sessions shall occur in accordance with these Rules.

(g) Any orders submitted to the Exchange that have been cancelled for any reason, including but not limited to order cancellations described in paragraph (d) of this Rule and order cancellations during transitions to a new trading session in which an order type is not eligible, must be resubmitted by the Member to the Exchange to be traded after such cancellation.

Rule 11.2. Securities Eligible for Trading

(a) The Exchange shall designate securities for trading. Any class of securities listed or admitted to unlisted trading privileges on the Exchange pursuant to Chapter 14 of these Rules shall be eligible to become designated for trading on the Exchange. All securities designated for trading are eligible for odd-lot, round-lot and mixed lot executions, unless otherwise indicated by the Exchange or limited pursuant to these Rules.

(b) Notwithstanding paragraph (a) above, the Exchange may determine not to designate for trading any security admitted to unlisted trading privileges on the Exchange pursuant to Chapter 14 of these Rules when that security's consolidated average daily trading volume is equal to or less than 2,500 shares during the preceding 90 calendar days.

(c) Any security not designated for trading by the Exchange pursuant to subparagraph (b) of this Rule may be designated for trading by the Exchange if its consolidated average daily trading volume exceeds 5,000 shares over any 90 calendar day period since the security was not designated for trading pursuant to subparagraph (b) of this Rule. Nothing in this paragraph (c) shall limit the Exchange's ability to designate a security for trading pursuant to paragraph (a) of this Rule.

(d) The Exchange shall provide notice to Members as promptly as practicable prior to each Core Market Session at least one calendar day in advance of any securities it is making unavailable for trading pursuant to subparagraph (b) of this Rule, and any securities it is making available for trading under subparagraph (c) of Rule 11.2.

Rule 11.3. Access

(a) General. The System shall be available for the entry and execution of orders by Users with authorized access. To obtain authorized access to the System, each User must enter into a User Agreement with the Exchange in such form as the Exchange may provide ("**User Agreement**").

(b) Sponsored Participants. A Sponsored Participant may obtain authorized access to the System only if such access is authorized in advance by one or more Sponsoring Members as follows:

> (1) Sponsored Participants must enter into and maintain customer agreements with one or more Sponsoring Members establishing proper relationship(s) and account(s) through which the Sponsored Participant may trade on the System. Such customer agreement(s) must incorporate the Sponsorship Provisions set forth in paragraph (2) below.
>
> (2) For a Sponsored Participant to obtain and maintain authorized access to the System, a Sponsored Participant and its Sponsoring Member must agree in writing to the following Sponsorship Provisions:

(A) Sponsored Participant and its Sponsoring Member must have entered into and maintained a User Agreement with the Exchange.

(B) Sponsoring Member acknowledges and agrees that:

(i) All orders entered by the Sponsored Participants and any person acting on behalf of or in the name of such Sponsored Participant and any executions occurring as a result of such orders are binding in all respects on the Sponsoring Member, and

(ii) Sponsoring Member is responsible for any and all actions taken by such Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant.

(C) Sponsoring Member shall comply with the Exchange's Certificate of Formation, Exchange LLC Agreement, Rules and procedures, and Sponsored Participant shall comply with the Exchange's Certificate of Formation, Exchange LLC Agreement, Rules and procedures, as if Sponsored Participant were a Member.

(D) Sponsored Participant shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Rule 11.4 with respect to such Authorized Traders.

(E) Sponsored Participant shall familiarize its Authorized Traders with all of the Sponsored Participant's obligations under this Rule and will assure that they receive appropriate training prior to any use or access to the System.

(F) Sponsored Participant may not permit anyone other than Authorized Traders to use or obtain access to the System.

(G) Sponsored Participant shall take reasonable security precautions to prevent unauthorized use or access to the System, including unauthorized entry of information into the System, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof.

(H) Sponsored Participant acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents' and customers' use and access to the System for compliance with the terms of this agreement.

(I) Sponsored Participant shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the System. Such amounts include but are not limited to applicable exchange and regulatory fees.

(3) The Sponsoring Member must provide the Exchange with a written statement in form and substance acceptable to the Exchange identifying each Sponsored Participant by name and acknowledging its responsibility for the orders, executions and actions of such Sponsored Participant.

(c) Data Recipients. The System shall be available for receipt of the Exchange's data products specified in Exchange Rule 13.8 (collectively, "**Exchange data products**") by data recipients with authorized access ("**Data Recipients**"). To obtain authorized access to the Exchange data products, each Data Recipient must enter into a Data Agreement with the Exchange in such form as the Exchange may provide ("**Data Agreement**").

(d) Service Bureaus. The System shall be available for entry and execution of orders by Members with authorized access via a service bureau with authorized access ("**Service Bureau**"). To obtain authorized access to the System, each Service Bureau must enter into a Service Bureau Agreement with the Exchange in such form as the Exchange may provide ("**Service Bureau Agreement**").

(e) Extranet Providers. The System shall be available for entry and execution of orders by Members with authorized access via connectivity to the Exchange provided by an extranet provider with authorized access ("**Extranet Provider**"). To obtain authorized access to the System, each Extranet Provider must enter into a Connectivity Services Agreement with the Exchange in such form as the Exchange may provide ("**Connectivity Services Agreement**" including the "**Extranet Addendum**") and support a minimum data exchange rate, as may be determined by the Exchange from time to time and disseminated in information circulars.

Rule 11.4. Authorized Traders

(a) A Member shall maintain a list of ATs who may obtain access to the System on behalf of the Member or the Member's Sponsored Participants. The Member shall update the list of ATs as necessary. Members must provide the list of ATs to the Exchange upon request.

(b) A Member must have reasonable procedures to ensure that all ATs comply with all Exchange Rules and all other procedures related to the System.

(c) A Member must suspend or withdraw a person's status as an AT if the Exchange has determined that the person has caused the Member to fail to comply with the Rules of the Exchange and the Exchange has directed the Member to suspend or withdraw the person's status as an AT.

(d) A Member must have reasonable procedures to ensure that the ATs maintain the physical security of the equipment for accessing the facilities of the Exchange to prevent the improper use or access to the systems, including unauthorized entry of information into the systems.

(e) To be eligible for registration as an AT of a Member a person must successfully complete the General Securities Representative Examination (Series 7), the Securities Traders Qualification Examination (Series 57) and any other training and/or certification programs as may be required by the Exchange. An individual required to register as either the General Securities Representative or a Securities Trader must also take and pass the Securities Industry Essentials Examination ("**SIE**").

Rule 11.5. Input of Accurate Information

Members of the Exchange shall input accurate information into the System, including, but not limited to, whether the Member is acting in a principal, agent, or riskless principal capacity for each order it enters. If such capacity is not inputted by the Member for each order it enters, the Member's order will be rejected back by the Exchange.

Rule 11.6. Definitions

For purposes of this Chapter, the following definitions shall apply:

(a) Cancel Back. An instruction the User may attach to an order instructing the System to immediately cancel the order when, if displayed by the System on the 24X Book at the time of entry, or upon return to the System after being routed away, would create a violation of Rule 610(d) of Regulation NMS or Rule 201 of Regulation SHO, or the order cannot otherwise be executed or posted by the System to the 24X Book at its limit price.

(b) Crossing Quotation. The display of a bid (offer) for an NMS stock at a price that is higher (lower) than the price of an offer (bid) for such NMS stock previously disseminated pursuant to an effective national market system plan in violation of Rule 610(d) of Regulation NMS.

(c) Display Options

(1) Displayed. An instruction the User may attach to an order stating that the order is to be displayed by the System on the 24X Book.

(2) Non-Displayed. An instruction the User may attach to an order stating that the order is not to be displayed by the System on the 24X Book.

(d) Locking Price. The price at which an order to buy (sell), that if displayed by the System on the 24X Book, either upon entry into the System, or upon return to the System after being routed away, would be a Locking Quotation.

(e) Locking Quotation. The display of a bid for an NMS stock at a price that equals the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock at a price that equals the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan in violation of Rule 610(d) of Regulation NMS.

(f) Minimum Execution Quantity. An instruction a User may attach to an order with a Non-Displayed instruction or a TIF of IOC instruction requiring the System to execute the order only to the extent that a minimum quantity can be satisfied. An order with the Minimum Execution Quantity instruction will only execute upon entry against a single order resting on the 24X Book. If, upon entry, there are no orders that satisfy the minimum quantity condition resting on the 24X Book, the order will either be posted to the 24X Book at its limit price or cancelled in accordance with the terms of the order. However, an order with a Minimum Execution Quantity will be cancelled where, if posted, it would cross the displayed price of an order on the 24X Book. An order to buy (sell) with a Minimum Execution Quantity instruction that is ranked in the 24X Book will not be eligible to trade: (i) at a price equal to or above (below) any sell (buy) orders that are Displayed and that have a ranked price equal to or below (above) the price of such order with a Minimum Execution Quantity instruction; or (ii) at a price above (below) any sell (buy) order that is Non-Displayed and has a ranked price below (above) the price of such order with a Minimum Execution Quantity instruction. However, an order with a Minimum Execution Quantity instruction that crosses an order on the 24X Book may execute at a price less aggressive than its ranked price against an incoming order so long as such execution is consistent with the above restrictions. An order with a Minimum Execution Quantity instruction may be partially executed so long as the execution size of the individual order is equal to or exceeds the quantity provided in the instruction. Any shares remaining after a partial execution will continue to be executed at a size that is equal to or exceeds the quantity provided in the instruction. If posted to the 24X Book, the order may only execute against individual incoming orders with a size that satisfies the minimum quantity condition. An order with the Minimum Execution Quantity instruction cedes execution priority when it would lock or cross an order against which it would otherwise execute if it were not for the minimum execution size restriction. If a resting Non-Displayed sell (buy) order did not meet the minimum quantity condition of a same-priced resting order to buy (sell) with a Minimum Execution Quantity instruction, a subsequently arriving sell (buy) order that meets the minimum quantity condition will trade ahead of such resting Non-Displayed sell (buy) order at that price. Where the number of shares remaining after a partial execution are less than the quantity provided in the instruction, the Minimum Execution Quantity shall be equal to the number of shares remaining. An order that includes a Minimum Execution Quantity instruction is not eligible to be routed to another Trading Center in accordance with Rule 11.10.

(g) Minimum Price Variation. Bids, offers, or orders in securities traded on the Exchange shall not be made in an increment smaller than: (i) $0.01 if those bids, offers, or orders are priced equal to or greater than $1.00 per share; or (ii) $0.0001 if those bids, offers, or orders are priced less than $1.00 per share; or (iii) any other increment established by the Commission for any security which has been granted an exemption from the minimum price increments requirements of SEC Rule 612(a) or 612(b) of Regulation NMS.

(h) Pegged Order. An order that automatically re-prices in response to changes in the NBBO, as further described in Rule 11.7(c). A User entering a Pegged Order can specify that the order's price will peg to the NBB or NBO or a certain amount away from the NBB or NBO (offset) or the midpoint of the NBBO, as described below.

(1) Primary Peg. An order with instructions to peg to the NBB, for a buy order, or the NBO, for a sell order. A User may, but is not required to, select an offset equal to or greater than $0.01 above or below the NBB or NBO that the order is pegged to (Primary Peg with Offsets). A User submitting a Pegged Order with a Primary Peg instruction may, but is not required to, include a limit price on such order.

(2) Midpoint Peg. A Pegged Order with an instruction to peg to the midpoint of the NBBO. A User submitting a Pegged Order with a Midpoint Peg instruction may, but is not required to, include a limit price on such order. A Pegged Order with a Midpoint Peg instruction and a limit price that is more aggressive than the midpoint of the NBBO will execute at the midpoint of the NBBO or better subject to its limit price. A Pegged Order with a Midpoint Peg instruction may execute at its limit price or better when its limit price is less aggressive than the midpoint of the NBBO. A Pegged Order with a Midpoint Peg instruction will be ranked at the midpoint of the NBBO where its limit price is equal to or more aggressive than the midpoint of the NBBO. In such case, pursuant to Rule 11.8, all Pegged Orders with a Midpoint Peg instruction that are ranked at the midpoint of the NBBO will retain their priority as compared to each other based upon the time such orders were initially received by the System. A Pegged Order with a Midpoint Peg instruction will be ranked at its limit price where its limit price is less aggressive than the midpoint of the NBBO.

(i) Permitted Price. The price at which a sell order will be displayed at one Minimum Price Variation above the NBB.

(j) Re-Pricing.

(1) Re-Pricing Instructions to Comply with Rule 610(d) of Regulation NMS

(A) Display-Price Sliding.

(i) An order instruction requiring that where an order would be a Locking Quotation or Crossing Quotation of an external market if displayed by the System on the 24X Book at the time of entry, will be ranked at the Locking Price in the 24X Book and displayed by the System at one Minimum Price Variation lower (higher) than the Locking Price for orders to buy (sell). A User may elect to have the System only apply the Display-Price Sliding instruction to the extent a display-eligible order at the time of entry would be a Locking Quotation. For Users that select this portion of the

Display-Price Sliding instruction, any order will be cancelled if, upon entry, such order would be a Crossing Quotation of an external market.

(ii) An order subject to the Display-Price Sliding instruction will retain its original limit price irrespective of the prices at which such order is ranked and displayed. In the event the NBBO changes such that an order subject to the Display-Price Sliding instruction would not be a Locking Quotation or Crossing Quotation, the order will receive a new timestamp, and will be displayed at the most aggressive permissible price. All orders that are re-ranked and re-displayed pursuant to the Display-Price Sliding instruction will retain their priority as compared to other orders subject to the Display-Price Sliding instruction based upon the time such orders were initially received by the Exchange. Following the initial ranking and display of an order subject to the Display-Price Sliding instruction, an order will only be re-ranked and re-displayed to the extent it achieves a more aggressive price, provided, however, that (x) the Exchange will re-rank an order at the same price as the displayed price in the event such order's displayed price would be a Locking Quotation or Crossing Quotation, which event will not result in a change in priority for the order at its displayed price, and (y) when an away Trading Center publishes a Protected Quotation that locks or crosses the displayed price of a resting Limit Order of Odd Lot size with a multiple price sliding instruction (as described in sub-paragraph (iii) below) and the Exchange does not have a Protected Quotation displayed at such price, the resting Limit Order will be ranked at the Locking Price in the 24X Book and displayed by the System at one Minimum Price Variation lower (higher) than the Locking Price for orders to buy (sell).

(iii) The ranked and displayed prices of an order subject to the Display-Price Sliding instruction may be adjusted once or multiple times depending upon the instructions of a User and changes to the prevailing NBBO. A User that submits an order with a Display-Price Sliding instruction must select either single or multiple price sliding. The Exchange's single price sliding process will only adjust the ranked and displayed prices of an order upon entry and then the displayed price one time following a change to the prevailing NBBO, provided however, that if such an order's displayed price becomes a Locking Quotation or Crossing Quotation then the Exchange will adjust the ranked price of such order and it will not be further re-ranked or redisplayed at any other price. Orders subject to the Exchange's multiple price sliding process will be further re-ranked and re-displayed as permissible based on changes to the prevailing NBBO.

(iv) Any display-eligible order with a Post Only instruction that would be a Locking Quotation or Crossing Quotation of the Exchange upon entry will be cancelled. In the event the NBBO changes such that an order with a Post Only instruction subject to Display-Price Sliding instruction would be ranked at a price at which it could remove displayed liquidity from the 24X Book, the order will be cancelled.

(v) An order with a Post Only instruction will be permitted to post and be displayed opposite the ranked price of orders subject to Display-Price Sliding instruction. In the event an order subject to the Display-Price Sliding instruction is ranked on the 24X Book with a price equal to an opposite side order displayed by the Exchange, it will be subject to processing as set forth in Rule 11.9(a)(4).

(2) Re-Pricing Instructions to Comply with Rule 201 of Regulation SHO.

(A) An order to sell with a Short Sale instruction that, at the time of entry, could not be executed or displayed in compliance with Rule 201 of Regulation SHO will be re priced by the System at the Permitted Price. A User that submits an order with a short sale re-pricing instruction must select either single or multiple price sliding. The Exchange's single price sliding process will only re-price an order upon entry. To reflect declines in the NBB, the Exchange's multiple price sliding process will continue to re-price and re-display a short sale order at the Permitted Price down to the order's limit price. In the event the NBB changes such that the price of an order of Odd Lot size or with a Non-Displayed instruction subject to Rule 201 of Regulation SHO would be a Locking Quotation or Crossing Quotation, the order will be cancelled.

(B) When a Short Sale Circuit Breaker is in effect, the System may execute a sell order with a Displayed and Short Sale instruction at the price of the NBB if, at the time of initial display of the sell order with a Short Sale instruction, the order was at a price above the then current NBB.

(C) Orders with a Short Exempt instruction will not be subject to repricing under this section.

(D) If an order is subject to a Display-Price Sliding instruction and also contains a Short Sale instruction when a Short Sale Circuit Breaker is in effect, the re-pricing instructions to comply with Rule 201 of Regulation SHO under this Rule will apply.

(k) Reserve Quantity. The portion of an order that includes a Non-Displayed instruction in which a portion of that order is also displayed on the 24X Book. Both the portion of the order with a Displayed instruction and the Reserve Quantity are available for execution against incoming orders.

(1) Replenishment Amounts. If the portion of the order with a Displayed instruction is reduced to less than a Round Lot, the System will, in accordance with the User's instruction, replenish the displayed quantity from the Reserve Quantity using one of the below replenishment instructions. Under either instruction below, any order with a Reserve Quantity will be handled as a new order by the System and a new order identification number will be created each time a displayed quantity is replenished. The Exchange will obfuscate the unique order identification number on its data feeds for replenishment of an order with Reserve Quantity. If the remainder of an order is less than the replenishment amount, the Exchange will replenish and display the entire remainder of the order. A User must instruct the Exchange as to the quantity of the order to be initially displayed by the System ("**Max Floor**") when entering an order with a Reserve Quantity, which is also used to determine the replenishment amount, as set forth below.

(A) Random Replenishment. An instruction a User may attach to the Reserve Quantity of an order where replenishment quantities for the order are randomly determined by the System in Round Lot increments only within a replenishment range established by the User. In particular, the User entering an order into the System subject to the Random Replenishment instruction must select a replenishment value and Max Floor. The actual quantity that will be initially displayed will be the Max Floor. The displayed replenishment quantities will then be determined by the System by randomly selecting a number of shares within a replenishment range that is between: (i) the Max Floor minus the replenishment value; and (ii) the Max Floor plus the replenishment value. A User entering an order into the System subject to the Random Replenishment instruction must either select immediate replenishment or to have the time interval of such replenishment randomly set by the Exchange. If a User has selected a random time interval, the System will randomly replenish the User's displayed replenishment quantity at different time intervals ranging up to one (1) millisecond following each execution that triggers replenishment. The non-displayed portion of an order subject to Random Replenishment will remain fully executable prior to the replenishment of a User's displayed quantity.

(B) Fixed Replenishment. For an order for which the Random Replenishment instruction has not been selected, the System will replenish the displayed quantity of the order to the Max Floor designated by the User.

(l) Routing/Posting Instructions

(1) Book Only. An order instruction stating that an order will be matched against an order on the 24X Book or posted to the 24X Book but will not route to an away Trading Center.

(2) Post Only. An instruction that may be attached to an order that is to be ranked and executed on the Exchange pursuant to Rule 11.8 and Rule 11.9(a)(4) or cancelled, as appropriate, without routing away to another Trading Center except that the order will not remove liquidity from the **24**X Book, except as described below. An order with a Post Only instruction and a Display-Price Sliding instruction will remove contra-side liquidity from the **24**X Book if the order is an order to buy or sell a security priced below $1.00 or if the value of such execution when removing liquidity equals or exceeds the value of such execution if the order instead posted to the **24**X Book and subsequently provided liquidity, including the applicable fees charged or rebates provided. To determine at the time of a potential execution whether the value of such execution when removing liquidity equals or exceeds the value of such execution if the order instead posted to the **24**X Book and subsequently provided liquidity, the Exchange will use the highest possible rebate paid and highest possible fee charged for such executions on the Exchange.

(m) Short Sale. An instruction on an order which shall have the same meaning as defined in Rule 200(a) of Regulation SHO.

(n) Short Exempt. An instruction on an order with a Short Sale instruction that satisfies the requirements set forth in Rule 201 of Regulation SHO.

(o) Time-in-Force ("**TIF**").

(1) Immediate-or-Cancel ("**IOC**"). An instruction the User may attach to an order stating the order is to be executed in whole or in part as soon as such order is received. The portion not executed immediately on the Exchange or another Trading Center (pursuant to Rule 11.10) is treated as cancelled and is not posted to the 24X Book. An order with an IOC instruction that does not include a Book Only instruction and that cannot be executed in accordance with Rule 11.9(a)(4) on the System when reaching the Exchange will be eligible for routing away pursuant to Rule 11.10.

(2) Regular Hours Only ("**RHO**"). An instruction the User may attach to an order stating that an order to buy or sell is designated for execution during the Core Market Session, and, if not executed, expires at the end of the Core Market Session. RHO Orders may be entered into the System at any time, but no RHO Order may be executed outside of the Core Market Session. For RHO Orders entered outside the Core Market Session, or during the Core Market Session but prior to the commencement of trading, trading for such RHO Orders will commence once the security has begun trading on the primary listing market on or after 9:30:00 am Eastern Time.

(3) Fill-or-Kill ("**FOK**"). An instruction the User may attach to an order stating that the order is to be executed in its entirety as soon as it is received and, if not so executed, cancelled. An order with a FOK instruction is not eligible for routing away pursuant to Rule 11.10.

(4) Extended Hours ("**Day+**"). An instruction the User may attach to an order stating that an order to buy or sell is designated for execution during one 24X Trading Day, starting at 8:00 p.m. on one calendar day and, if not executed, expires by 7:00 p.m. on the next calendar day.

(5) Good-'til Time ("**GTT**"). An instruction the User may attach to an order specifying the time of day at which the order expires, which is designated for execution during one 24X Trading Day, starting at 8:00 p.m. on one calendar day. Any unexecuted portion of an order with a TIF instruction of GTT will be cancelled at the expiration of the User's specified time, which can be no later than 7:00 p.m. on the next calendar day.

(p) Trading Center. Shall mean any trading center as defined in Rule 600(b)(95) of the Act.

(q) Units of Trading. The unit of trading in stocks is one (1) share.

(1) Round Lot. One hundred (100) shares or any multiple thereof shall constitute a Round Lot, unless an alternative number of shares is established as a Round Lot by the listing exchange for the security. Orders that are a Round Lot are eligible to be Protected Quotations.

(2) Odd Lot. Any amount less than a Round Lot. Orders of Odd Lot size are only eligible to be Protected Quotations if aggregated to form a Round Lot.

(3) Mixed Lot. Any amount greater than a Round Lot that is not an integer multiple of a Round Lot shall constitute a Mixed Lot. Odd Lot portions of orders of Mixed Lot size are only eligible to be Protected Quotations if aggregated to form a Round Lot.

Rule 11.7. Order Types and Modifiers

Users may enter into the System the types of orders listed in this Rule 11.7, subject to the limitations set forth in this Rule or elsewhere in these Rules. By default, orders are limited to a maximum of 1,000,000 shares or $30,000,000.00.

(a) Market Order. An order to buy or sell a stated amount of a security that is to be executed at the NBBO or better when the order reaches the Exchange.

(1) Time-In-Force. Subject to paragraph (4) below, a Market Order must have one of the following TIF instructions: RHO, IOC, FOK. A Market Order that includes a TIF instruction of FOK will be cancelled if not executed in full immediately after entry into the System.

(2) Size. Market Orders may be an Odd Lot, Round Lot, or Mixed Lot. A User may attach a Minimum Execution Quantity instruction to a Market Order with a TIF instruction of IOC.

(3) Display. A Market Order is not eligible to be displayed on the 24X Book and will be cancelled if not executed by the System or routed to a Trading Center pursuant to paragraph (a)(5) below.

(4) Session. A Market Order is eligible for execution by the System during the Core Market Session only. A Market Order is not eligible for execution by the System during the Pre-Market Session, the Post-Market Session or the 24X Market Session.

(5) Routing. Any Market Order that does not include a Book Only instruction or a TIF instruction of FOK and cannot be executed in accordance with Rule 11.9(a)(4) on the System when reaching the Exchange will be eligible for routing to a Trading Center pursuant to Rule 11.10. If a Market Order is routed, any portion of the Market Order not executed upon return to the System after being routed to an away Trading Center will be cancelled.

(6) Execution. A Market Order shall not trade through a Protected Quotation. A Market Order with a Book Only instruction will be cancelled if, when reaching the Exchange, it cannot be executed on the System in accordance with Rule 11.10. Any portion of a Market Order that would execute at a price more than $0.50 or 5 percent worse than the NBBO at the time the order initially reaches the Exchange, whichever is greater, will be cancelled.

(7) No Available NBBO. A Market Order received by the System when the NBBO is not available will be rejected or cancelled back to the entering User.

(b) Limit Order. An order to buy or sell a stated amount of a security at a specified price or better. A marketable Limit Order is a Limit Order to buy (sell) at or above (below) the lowest (highest) Protected Offer (Protected Bid) for the security.

(1) Time-in-Force. Subject to paragraphs (6) and (7) below, a Limit Order must have one of the following TIF instructions: RHO, IOC, FOK, GTT or Day+. Limit Orders with a TIF instruction of IOC that do not include a Book Only instruction and that cannot be executed in accordance with Rule 11.9(a)(4) on the System when reaching the Exchange will be eligible for routing away pursuant to Rule 11.10. A Limit Order with a TIF instruction of FOK is not eligible for routing away pursuant to Rule 11.10.

(2) Size. A Limit Order may be an Odd Lot, Round Lot or Mixed Lot. A User may include a Minimum Execution Quantity instruction for a Limit Order with a Non-Displayed instruction or TIF of IOC.

(3) Display. A Limit Order may include a Displayed instruction or a Non-Displayed instruction.

(4) Reserve. A Limit Order with a Displayed instruction may include a Reserve Quantity, which will not be displayed by the System. A Limit Order with

both a Displayed instruction and Reserve Quantity must include a replenishment instruction and a replenishment amount.

(5) Intermarket Sweep Order ("**ISO**"). The System will accept ISOs (as such term is defined in Regulation NMS). To be eligible for treatment as an ISO, the order must be: (i) a Limit Order; (ii) marked "ISO"; and (iii) the User entering the order must simultaneously route one or more additional Limit Orders marked "ISO," if necessary, to away Trading Centers to execute against the full displayed size of any Protected Quotation for the security with a price that is superior to the limit price of the ISO entered in the System. Such orders, if they meet the requirements of the foregoing sentence, may be executed at one or multiple price levels in the System without regard to Protected Quotations at away Trading Centers consistent with Regulation NMS (i.e., may trade through such quotations).

The Exchange relies on the marking of an order as an ISO when handling such order, and thus, it is the entering Member's responsibility, not the Exchange's responsibility, to comply with the requirements of Regulation NMS relating to ISOs. ISOs are not eligible for routing pursuant to Rule 11.10. Incoming ISOs must have a TIF instruction of RHO, Day+, GTT, or IOC. Incoming ISOs cannot include a TIF instruction of FOK. Any unfilled portion of an incoming ISO with a RHO, GTT, or Day+ instruction will be posted by the System to the 24X Book at the entered limit price. An incoming ISO with a Post Only and TIF instruction of GTT or RHO will be cancelled without execution if, when entered, it is immediately marketable against an order with a Displayed instruction resting in the 24X Book unless such order removes liquidity pursuant to Rule 11.6(l)(2). A User entering an incoming ISO with TIF instruction of RHO or Day+ represents that such User has simultaneously routed one or more additional Limit Orders marked "ISO," if necessary, to away Trading Centers to execute against the full displayed size of any Protected Quotation for the security with a price that is superior or equal to the limit price of the ISO entered in the System. Incoming ISOs may be an Odd Lot, Round Lot, or Mixed Lot. A User may include a Minimum Execution Quantity instruction for an incoming ISO with an IOC instruction.

(6) Session. A Limit Order can be eligible for execution during the Pre-Market Session, Core Market Session, Post-Market Session and the 24X Market Session.

(7) Routing/Posting. A Limit Order may include a Post Only or Book Only instruction. Unless a Limit Order includes a Post Only or Book Only instruction, a marketable Limit Order will be eligible to be routed to a Trading Center pursuant to Rule 11.10.

(8) Locked or Crossed Market. To the extent an incoming Limit Order with a Non-Displayed instruction would be a Crossing Quotation if displayed at its limit price, such order will execute against interest in the 24X Book at prices up to and including the Locking Price and will then be cancelled by the System. A resting Limit Order with a Non-Displayed instruction that would be a Crossing Quotation

if displayed at the price at which it is ranked will be cancelled by the System unless such order is eligible for routing, in which case such order will be routed according to the User's instructions. When an away Trading Center publishes a Protected Quotation that locks or crosses the displayed price of a resting Limit Order of Odd Lot size with a Displayed instruction and the Exchange does not have a Protected Quotation displayed at such price, such order will be cancelled by the System unless: (A) such order contains a multiple price sliding instruction, in which case such order will be re-priced pursuant to Rule 11.6(j)(1)(A); or (B) such order is eligible for routing, in which case such order will be routed according to the User's instructions.

The following functionality described in paragraphs (9) – (10) below is available for Limit Orders that are posted to the 24X Book.

(9) Re-Pricing Instructions to Comply with Rule 610 of Regulation NMS. A Limit Order may include a Display-Price Sliding instruction or a Cancel Back instruction. A Limit Order to buy (sell) with a limit price that would be a Crossing Quotation at the time of entry into the System will not execute at a price that is higher (lower) than the Locking Price. An incoming ISO that includes a Post Only and TIF instruction of GTT, RHO, or Day+ may be displayed at prices equal to or more aggressive than the Locking Price. However, the System will immediately Cancel Back an ISO that includes a Post Only and TIF instruction of GTT, RHO, or Day+ if the System is displaying orders on the 24X Book at the Locking Price at the time of the ISO's entry in the System unless such order removes liquidity pursuant to Rule 11.6(l)(2).

(10) Re-Pricing Instructions to Comply with Rule 201 of Regulation SHO. A Limit Order that includes a Short Sale instruction that is not marked Short Exempt, and that cannot be executed in the System or displayed by the System on the 24X Book at its limit price because a Short Sale Circuit Breaker is in effect, will be subject to the Re-Pricing Instruction to comply with Rule 201 of Regulation SHO if the order includes a Display-Price Sliding instruction or will be subject to the Cancel Back instruction. The System will immediately Cancel Back an incoming ISO combined with a TIF instruction of GTT, RHO or Day+ and a Short Sale instruction that does not include a Short Exempt instruction and that cannot be executed or displayed at its limit price at the time of entry into the System because of the existence of a Short Sale Circuit Breaker.

(c) Pegged Order. A User may indicate to peg an order to a reference price, including an instruction of Primary Peg (the NBB for buy orders and NBO for sell orders, with or without offsets) or an instruction of Midpoint Peg (the midpoint of the NBBO). The System's calculation of the NBBO does not take into account any Pegged Orders that are resting on the 24X Book. A new timestamp is created for a Pegged Order each time it is automatically re-priced.

(1) Time-in-Force. Subject to paragraph (4) below, a Pegged Order may contain the following TIF instructions: RHO, FOK, IOC, Day+ or GTT;

provided, however, a Pegged Order is not eligible for execution in the 24X Market Session. Any unexecuted portion of a Pegged Order with a TIF instruction of RHO or GTT that is resting on the 24X Book will receive a new timestamp each time it is re-priced in response to changes in the midpoint of the NBBO.

(2) Size. Pegged Orders may be entered as an Odd Lot, Round Lot or Mixed Lot. A User may include a Minimum Execution Quantity instruction.

(3) Display. Pegged Orders are not eligible to include a Displayed instruction.

(4) Session. Pegged Orders may be executed during the Pre-Market Session, the Core Market Session, and the Post-Market Session. A Pegged Order is not eligible for execution by the System during the 24X Market Session.

(5) Routing/Posting. A Pegged Order may include a Book Only or Post Only instruction. Pegged Orders are not eligible for routing pursuant to Rule 11.10.

(6) Locked or Crossed Market. To the extent an incoming Pegged Order would be a Crossing Quotation if displayed at the price at which it would be ranked in the 24X Book, such order will execute against interest in the 24X Book at prices up to and including the Locking Price and will then be cancelled by the System. A Pegged Order resting on the 24X Book is not eligible for execution when a Locking or Crossing Quotation exists. In such cases, a Pegged Order would rest on the 24X Book and would not be eligible for execution in the System until a Locking Quotation or Crossing Quotation no longer exists.

(7) No Available NBBO. A Pegged Order received by the System when the NBBO is not available will be rejected or cancelled back to the entering User. A Pegged Order resting on the 24X Book will be cancelled back to the User when the NBB or NBO that the order is pegged to is no longer available.

Rule 11.8. Priority of Orders

(a) Ranking. Orders of Users shall be ranked and maintained in the 24X Book based on the following priority:

(1) Price. The highest-priced order to buy (lowest-priced order to sell) shall have priority over all other orders to buy (sell) in all cases.

(2) Time. Subject to the execution process described in Rule 11.9(a), the following priority rules shall apply:

(A) Where orders to buy (sell) are entered into the System at the same price, the order clearly established as the first entered into the System at such particular price shall have precedence at that price, up to the number of shares of stock specified in the order. Except as provided in paragraphs

(B) and (C) below, the System shall rank equally priced trading interest within the System in time priority in the following order:

(i) The portion of a Limit Order with a Displayed instruction;

(ii) Limit Orders with a Non-Displayed instruction;

(iii) Orders with a Primary Peg instruction;

(iv) Orders with a Midpoint Peg instruction; and

(v) Reserve Quantity of Limit Orders.

(B) At the Midpoint of the NBBO. Where orders to buy (sell) are priced at the midpoint of the NBBO, the order clearly established as the first priced at the midpoint of the NBBO within each sub-paragraph below shall have precedence at the mid-point of the NBBO, up to the number of shares of stock specified in the order. The System shall rank trading interest priced at the midpoint of the NBBO within the System in time priority in the following order:

(i) Limit Orders to which the Display-Price Sliding instruction has been applied;

(ii) Limit Orders with a Non-Displayed instruction;

(iii) Orders with a Primary Peg instruction;

(iv) Orders with a Midpoint Peg instruction; and

(v) Reserve Quantity of Limit Orders.

(C) Where buy (sell) orders are using instructions that cause them to be re-ranked by the System upon clearance of a Locking Quotation, the System shall re-rank and display such orders at the Locking Price in time priority in the following order:

(i) Limit Orders to which the ISO instruction has been applied that also contain a TIF instruction of RHO when such orders establish a new NBBO at the Locked Price; and

(ii) Limit Orders to which the Display-Price Sliding instruction has been applied.

(D) For purposes of paragraphs (A) and (B) above, orders re-ranked subject to the Re-Pricing instruction to comply with Rule 201 of

Regulation SHO under Rule 11.6(j)(2) maintain the same priority as Limit Orders at that price.

(3) STP Modifiers. Pursuant to Rule 11.9(d), users may direct that orders entered into the System not execute against orders entered under the same Unique Identifier. In such a case, the System will not permit such orders to execute against one another, regardless of priority ranking.

(4) Cancel/Replace. In the event an order has been cancelled or replaced in accordance with Rule 11.9(e) below, such order only retains time priority if such modification involves a decrease in the size of the order, a change to Max Floor of an order with a Reserve Quantity, the sell long indicator, or Short Sale instruction. Any other modification to an order, including an increase in the size of the order and/or price change, will result in such order losing time priority as compared to other orders in the 24X Book and the timestamp for such order being revised to reflect the time of the modification.

(5) In the event that an order is executed against an incoming order in accordance with Rule 11.9 for less than its full size, the unexecuted size of the order shall retain its original time priority and be ranked in accordance with paragraphs (1) and (2) above.

(6) Replenishment from Reserve Quantity. The displayed quantity of a Limit Order shall have time priority as of the time of display. A new timestamp is created for the displayed portion and Reserve Quantity of the order each time it is replenished from the Reserve Quantity.

(b) Dissemination.

(1) The best-ranked order(s) to buy and the best-ranked order(s) to sell that are displayable in the 24X Book and the aggregate displayed size of such orders associated with such prices shall be collected and made available to quotation vendors for dissemination pursuant to the requirements of Rule 602 of Regulation NMS.

(2) Pursuant to Rule 602 of Regulation NMS, the Exchange will transmit for display to the appropriate SIP for each security:

(A) the highest price to buy wherein the aggregate size of all displayed buy interest in the System greater than or equal to that price is one Round Lot or greater;

(B) the aggregate size of all displayed buy interest in the System greater than or equal to the price in (A), rounded down to the nearest Round Lot;

(C) the lowest price to sell wherein the aggregate size of all displayed sell interest in the System less than or equal to that price is one Round Lot or greater; and

(D) the aggregate size of all displayed sell interest in the System less than or equal to the price in (C), rounded down to the nearest Round Lot.

Rule 11.9. Order Execution

(a) Execution. Subject to the restrictions under these Exchange Rules or the Act and the rules and regulations thereunder, orders shall be matched for execution in accordance with this Rule 11.9. For purposes of this Rule 11.9, any order falling within the parameters of this paragraph shall be referred to as "executable." An order will be cancelled back to the User, if based on market conditions, User instructions, applicable Exchange Rules and /or the Act and the rules and regulations thereunder, such order is not executable, cannot be routed to another Trading Center pursuant to Rule 11.10 or cannot be posted to the 24X Book.

(1) Compliance with Regulation SHO. For any execution of an order that includes a Short Sale instruction to occur on the Exchange when a short sale price test restriction under Rule 201 of Regulation SHO is in effect for the covered security, the price must be above the current NBB, unless the sell order was initially displayed by the System at a price above the then current NBB or is marked "short exempt" pursuant to Regulation SHO.

(2) Compliance with Regulation NMS. For any execution to occur during Regular Trading Hours, the price must be equal to or better than the Protected NBBO, unless the order is marked ISO or unless the execution falls within another exception set forth in Rule 611(b) of Regulation NMS. For any execution to occur during Extended Hours Trading, the price must be equal to or better than the highest bid or lowest offer in the 24X Book or disseminated by the responsible single plan processor, unless the order is marked ISO or a Protected Bid is crossing a Protected Offer. Notwithstanding the foregoing, in the event that a Protected Bid is crossing a Protected Offer, whether during or outside of Regular Trading Hours, unless an order is marked ISO, the Exchange will not execute any portion of a bid at a price more than the greater of 5 cents or 0.5 percent higher than the lowest Protected Offer or any portion of an offer that would execute at a price more than the greater of 5 cents or 0.5 percent lower than the highest Protected Bid. Upon instruction from a User, the Exchange will cancel any incoming order from such User in the event a Protected Bid is crossing a Protected Offer.

(3) Compliance with the requirements of the Plan. Except as provided in Section VI of the Plan, for any executions to occur during Regular Trading Hours, such executions must occur at a price that is greater than or equal to the Lower Price Band and less than or equal to the Upper Price Band, when such Price Bands are disseminated. The Exchange's procedures for handling executing,

re-pricing and displaying orders in connection with the Plan are further described in Rule 11.22(b)(1)(A)(i).

(4) Execution against 24X Book. An incoming order shall first attempt to be matched for execution against orders in the 24X Book as described below, unless the User instructs the System to bypass the 24X Book and route the order to an away Trading Center, in accordance with Exchange Rules.

(A) Buy Orders. An incoming order to buy will be automatically executed to the extent that it is priced at an amount that equals or exceeds any order to sell in the 24X Book and is executable, as defined above. Such order to buy shall be executed at the price(s) of the lowest order(s) to sell having priority in the 24X Book.

(B) Sell Orders. An incoming order to sell will be automatically executed to the extent that it is priced at an amount that equals or is less than any other order to buy in the 24X Book and is executable, as defined above. Such order to sell shall be executed at the price(s) of the highest order(s) to buy having priority in the 24X Book.

(C) Consistent with Rules 11.6 and 11.7, based on User instructions, certain orders are permitted to post and rest on the 24X Book at prices that lock contra-side liquidity, provided, however, that the System will never display a locked market. Subject to sub paragraph (D) below, if an incoming order, pursuant to paragraph (A) or (B) above, is on the same side of the market as an order displayed on the 24X Book and upon entry would execute against contra-side interest at the same price as such displayed order, such incoming order will be cancelled or posted to the 24X Book and ranked in accordance with Rule 11.8.

(D) For bids or offers equal to or greater than $1.00 per share, in the event that an incoming order described in sub-paragraphs (A) and (B) above is a Market Order or is a Limit Order priced more aggressively than an order displayed on the 24X Book, the Exchange will execute the incoming order at, in the case of an incoming sell order, one-half minimum price variation less than the price of the displayed order, and, in the case of an incoming buy order, at one-half minimum price variation more than the price of the displayed order. For bids or offers under $1.00 per share, this sub-paragraph is inapplicable.

(5) Short Sales. All orders to sell short shall include a Short Sale instruction, and if applicable, a Short Exempt instruction when entered into the System. If an order includes a Short Exempt instruction, the Exchange shall execute, display and/or route an order without regard to any short sale price test restriction in effect under Regulation SHO. The Exchange relies on the inclusion of a Short Exempt instruction when handling such order, and thus, it is the entering Member's responsibility, not the Exchange's responsibility, to comply with the

requirements of Regulation SHO relating to including a Short Exempt instruction on an order.

(b) Display of Automated Quotations. The System will be operated as an "automated trading center" within the meaning of Regulation NMS, and in furtherance thereof, will display "automated quotations" within the meaning of Regulation NMS at all times except in the event that a systems malfunction renders the System incapable of displaying automated quotations, in which case the System will be disabled and will be unable to accept any orders. The Exchange shall promptly communicate to Users the unavailability of the System. All orders will be designated by the System as non-attributable and displayed (price and size) on the 24X Book Feed on an anonymous basis by the System.

(c) Self-Help. The Exchange intends to take advantage of the self-help provisions of Regulation NMS. Pursuant to the self-help provisions, the System may execute a transaction that would constitute a trade-through of a Protected Quotation displayed on another Trading Center if such Trading Center is experiencing a failure, material delay, or malfunction of its systems or equipment. If another Trading Center publishing a Protected Quotation repeatedly fails to respond within one second to orders sent by the System to access the Trading Center's Protected Quotation, the System may disregard those Protected Quotations when routing, displaying, canceling or executing orders on the Exchange. When invoking self-help, the Exchange will:

(1) Notify the non-responding Trading Center immediately after (or at the same time as) electing self-help; and

(2) Assess whether the cause of the problem lies with the System and, if so, taking immediate steps to resolve the problem instead of invoking self-help.

(d) Self-Trade Protection ("**STP**") Modifiers. Any incoming order designated with an STP modifier will be prevented from executing against a resting opposite side order also designated with an STP modifier and originating from the same market participant identifier ("**MPID**"), Exchange Member identifier or STP Group identifier (any such identifier, a "**Unique Identifier**"). The STP modifier on the incoming order controls the interaction between two orders marked with STP modifiers.

(1) STP Cancel Newest ("**CN**"). An incoming order marked with the "CN" modifier will not execute against opposite side resting interest marked with any STP modifier originating from the same Unique Identifier. The incoming order marked with the CN modifier will be cancelled back to the originating User(s). The resting order marked with an STP modifier will remain on the book.

(2) STP Cancel Oldest ("**CO**"). An incoming order marked with the "CO" modifier will not execute against opposite side resting interest marked with any STP modifier originating from the same Unique Identifier. The resting order marked with the STP modifier will be cancelled back to the originating User(s). The incoming order marked with the CO modifier will remain on the book.

(3) STP Decrement and Cancel ("**DC**"). An incoming order marked with the "DC" modifier will not execute against opposite side resting interest marked with any STP modifier originating from the same Unique Identifier. If both orders are equivalent in size, both orders will be cancelled back to the originating User(s). If the orders are not equivalent in size, the smaller order will be cancelled back to the originating User(s) and the larger order will be decremented by the size of the smaller order, with the balance remaining on the book.

(4) STP Cancel Both ("**CB**"). An incoming order marked with the "CB" modifier will not execute against opposite side resting interest marked with any STP modifier originating from the same Unique Identifier. The entire size of both orders will be cancelled back to the originating User(s).

(5) STP Cancel Smallest ("**CS**"). An incoming order marked with the CS modifier will not execute against opposite side resting interest marked with any STP modifier originating from the same Unique Identifier. If both orders are equivalent in size, both orders will be cancelled back to the originating User(s). If the orders are not equivalent in size, the smaller of the two orders will be cancelled back to the originating User and the larger order will remain on the book.

(e) Cancel/Replace Messages. A User may cancel or replace an existing order entered by the User, subject to the following limitations.

(1) Orders may only be cancelled or replaced if the order has a TIF instruction other than IOC and FOK and if the order has not yet been executed in its entirety.

(2) If an order has been routed to another Trading Center, the order will be placed in a "Pending" state until the order is returned from the destination(s) to which it was routed. Executions that are completed when the order is in the "Pending" state will be processed in accordance with Rule 11.9(a)(4).

(3) Other than changing a Limit Order to a Market Order, only the price, the sell long indicator, Short Sale instruction, Max Floor of an order with a Reserve Quantity, and size of the order may be changed by a Replace Message. If a User desires to change any other terms of an existing order the existing order must be canceled and a new order must be entered.

(4) Notwithstanding anything to the contrary in these Exchange Rules, no cancellation or replacement of an order will be effective until such message has been received and processed by the System.

(f) Locking Quotation or Crossing Quotations in NMS Stocks.

(1) Prohibition. Except for quotations that fall within the provisions of paragraph (f)(3) of this Rule, the System shall not make available for dissemination, and Users shall reasonably avoid displaying, and shall not engage in a pattern or practice of displaying, any quotations that lock or cross a Protected Quotation, and

any manual quotations that lock or cross a quotation previously disseminated pursuant to an effective national market system plan during Regular Trading Hours.

(2) Manual quotations. If a User displays a manual quotation that locks or crosses a quotation previously disseminated pursuant to an effective national market system plan, such User shall promptly either withdraw the manual quotation or route an ISO to execute against the full displayed size of the locked or crossed quotation.

(3) Exceptions

(A) The Locking Quotation or Crossing Quotation was displayed at a time when the Trading Center displaying the Locked or Crossed Quotation was experiencing a failure, material delay, or malfunction of its systems or equipment.

(B) The Locking Quotation or Crossing Quotation was displayed at a time when a protected bid was higher than a protected offer in the NMS stock.

(C) The Locking Quotation or Crossing Quotation was an automated quotation, and the User displaying such automated quotation simultaneously routed an ISO to execute against the full displayed size of any Protected Quotation that is a Locking Quotation or Crossing Quotation.

(D) The Locking Quotation or Crossing Quotation was a manual quotation that locked or crossed another manual quotation, and the User displaying the locking or crossing manual quotation simultaneously routed an ISO to execute against the full displayed size of the locked or crossed manual quotation.

(g) Limit Order Price Protection.

(A) A Limit Order to buy (sell) will be rejected if it is priced at or above (below) the greater of $0.15 or a specified percentage away from the following:

(i) the NBO for Limit Orders to buy, the NBB for Limit Orders to sell;

(ii) if (i) is unavailable, the latest available of the consolidated last sale price disseminated during the Post-Market Session on trade date or the consolidated last sale price disseminated during Regular Trading Hours on trade date;

(iii) if neither (i) or (ii) are available, the prior day's official closing price identified as such by the primary listing exchange, adjusted to account for events such as corporate actions and news events.

(B) The specified percentage is set forth in the table below.

Reference Price	Specified Percentage for Core Market Session	Specified Percentage for Pre-Market, Post-Market Session and 24X Market Session
Greater than $0.00 up to and including $25.00	10%	20%
Greater than $25.00 up to and including $50.00	5%	10%
Greater than $50.00	3%	6%

(C) Limit Order Price Protection will be applied when an order is eligible to trade. Limit Order Price Protection will not be applied to an incoming Limit Order to buy (sell) if the prices listed under paragraphs (g)(A)(i)-(iii) of this Rule 11.9 are not available.

(D) Limit Order Price Protection for both buy and sell orders that are not in the minimum price variation ("MPV") for the security, as defined in Rule 11.6(g), will be rounded down to the nearest price at the applicable MPV.

Interpretations and Policies:

.01 The Exchange offers certain risk settings applicable to a User's activities on the Exchange. The risk settings currently offered by the Exchange include:

(a) controls related to the size of an order (including restrictions on the maximum notional value per order and maximum shares per order);

(b) controls related to the price of an order (including percentage-based and dollar-based controls);

(c) controls related to the order types or modifiers that can be utilized (including Pre-Market Session, Post-Market Session, 24X Market Session, short sales and ISOs);

(d) controls to restrict the types of securities transacted (including restricted securities and easy to borrow securities as well as restricting activity to test symbols only);

(e) controls to prohibit duplicative orders;

(f) controls to restrict the overall rate of orders; and

(g) controls related to the size of an order as compared to the average daily volume of the security (including the ability to specify the minimum average daily volume of the securities for which such controls will be activated); and

(h) credit controls measuring both gross and net exposure that warn when approached and, when breached, prevent submission of either all new orders or Market Orders only.

.02 The Exchange also offers risk functionality that permits Users to block new orders submitted, to cancel all open orders, or to both block new orders and cancel all open orders. Furthermore, the Exchange offers risk functionality that automatically cancels a User's orders to the extent the User loses its connection to the Exchange.

(a) The Exchange offers batch cancel functionality that permits a User to simultaneously cancel all or a subset of its orders in one or more symbols by requesting the Exchange to effect such cancellation. A User initiating such a request may also request that the Exchange block all or a subset of its new inbound orders in one or more symbols. The block will remain in effect until the User requests the Exchange remove the block.

Rule 11.10. Routing Orders to Away Trading Centers

Unless the terms of the order direct the Exchange not to route such order away, if a Market Order or marketable Limit Order has not been executed in its entirety pursuant to Rule 11.9(a)(4) above, the order shall be eligible for routing away from the Exchange.

(a) Regulation SHO. An order that includes a Short Sale instruction when a Short Sale Circuit Breaker pursuant to Rule 201 of Regulation SHO is in effect is not eligible for routing by the Exchange. If an order is ineligible for routing due to a Short Sale Circuit Breaker being in effect and such order is a Market Order or contains a Time in-Force of IOC, then the order will be cancelled. For any other order ineligible for routing due to a Short Sale Circuit Breaker being in effect, the Exchange will post the unfilled balance of the order to the 24X Book and subject it to the Re-Pricing Instructions to Comply with Rule 201 of Regulation SHO, as described in Rule 11.6(j)(2), unless the User has elected the order Cancel Back as described in Rule 11.6(a).

(b) The Plan. The Exchange will handle routable orders in connection with the Plan as described in Rule 11.22(b)(1)(A)(i).

(c) Routing of Market Orders. With respect to an order that is eligible for routing, the System will designate Market Orders as IOC or ISO and will cause such orders to be routed for execution to one or more Trading Centers for potential execution, per the entering User's instructions, in compliance with Rule 611 under Regulation NMS, Regulation SHO, and the Plan. After the System receives responses to orders that were routed away, to the extent an order is not executed in full through the routing process, the System will cancel any unexecuted portion back to the User.

(d) Routing of Marketable Limit Orders. With respect to an order that is eligible for routing, the System will designate marketable Limit Orders as IOC or ISO and will cause such orders to be routed for execution to one or more Trading Centers for potential execution, per the entering User's instructions, in compliance with Rule 611 under Regulation NMS, Regulation SHO, and the Plan. After the System receives responses to orders that were routed away, to the extent an order is not executed in full through the routing process, the System will process the balance of such order as follows. Depending on parameters set by the User when the incoming order was originally entered, the System will either: (i) process the unfilled balance of an order as an order with a Book Only instruction subject to a Re-Pricing Option described in Rule 11.6(j), or (ii) repeat the process described in Rule 11.9(a)(4) above and this paragraph (d) by executing against the 24X Book and/or routing orders to other Trading Centers until the original, incoming order is executed in its entirety or its limit price is reached. If the order's limit price is reached, the order will be posted in the 24X Book.

(e) Routing Table. The System will consider the quotations only of accessible Trading Centers when routing. The term "**System routing table**" refers to the proprietary process for determining the specific Trading Centers to which the System routes orders and the order in which it routes them. The Exchange reserves the right to route orders simultaneously or sequentially and to modify the System routing table at any time without notice.

(f) Priority of Routed Orders. Orders that have been routed by the System to other Trading Centers are not ranked and maintained in the 24X Book pursuant to Rule 11.8(a), and therefore are not available to execute against incoming orders pursuant to Rule 11.9 above. Once routed by the System, an order becomes subject to the rules and procedures of the destination market including, but not limited to, short-sale regulation and order cancellation. Requests from Users to cancel their orders while the order is routed away to another Trading Center and remains outside the System shall be processed, subject to the applicable trading rules of the relevant Trading Center. If a routed order is subsequently returned, in whole or in part, that order, or its remainder, shall receive a new timestamp reflecting the time of its return to the System. Following the routing process described above, unless the terms of the order direct otherwise, any unfilled portion of the order originally entered into the System shall be ranked in the 24X Book in accordance with the terms of such order under Rule 11.8 and such order shall be eligible for execution under Rule 11.9.

Rule 11.11. Trade Reporting

(a) Executions occurring as a result of orders matched against the 24X Book shall be reported by the Exchange to an appropriate consolidated transaction reporting system to the extent required by the Act and the rules and regulations thereunder. Executions occurring as a result of orders routed away from the System shall be reported to an appropriate consolidated transaction reporting system by the relevant reporting Trading Center. The Exchange shall promptly notify Users of all executions of their orders as soon as such executions take place.

(b) The Exchange shall identify all trades executed pursuant to an exception or exemption from Rule 611 of Regulation NMS in accordance with specifications approved by the operating committee of the relevant national market system plan for an NMS stock. If a trade is executed pursuant to both the intermarket sweep order exception of Rule 611(b)(5) of Regulation NMS and the self-help exception of Rule 611(b)(1) of Regulation NMS, such trade shall be identified as executed pursuant to the intermarket sweep order exception.

Rule 11.12. Clearance and Settlement; Anonymity

(a) All transactions through the facilities of the Exchange shall be cleared and settled through a registered clearing agency using a continuous net settlement system. Trades executed during hours in which the continuous net settlement system is open will be automatically processed for clearing and settlement, whereas trades executed during hours in which the continuous net settlement system is closed will be processed for clearing and settlement as soon as the relevant clearing agency reopens the continuous net settlement system.

(b) The requirement set forth in paragraph (a) may be satisfied by direct participation, use of direct clearing services, or by entry into a correspondent clearing arrangement with another Member that clears trades through such an agency.

(c) Notwithstanding paragraph (a), transactions may be settled "ex-clearing" provided that both parties to the transaction agree.

(d) Each transaction executed within the System is executed on a locked-in basis and shall be automatically processed for clearance and settlement.

(e) The transaction reports produced by the System will indicate the details of transactions executed in the System but shall not reveal contra party identities. Except as set forth in paragraph (f) below, transactions executed in the System will also be cleared and settled anonymously.

(f) Except as required by any registered clearing agency, the Exchange will reveal the identity of a Member or Member's clearing firm in the following circumstances:

> (1) for regulatory purposes or to comply with an order of a court or arbitrator; or
>
> (2) when a registered clearing agency ceases to act for a Member or the Member's clearing firm and determines not to guarantee the settlement of the Member's trades.

(g) The Exchange may share any of a User's risk settings specified in Interpretation and Policy .01 to Rule 11.9 with the clearing firm that clears transactions on behalf of the User.

Rule 11.13. LIMITATION OF LIABILITY

(a) NEITHER THE EXCHANGE NOR ITS AGENTS, EMPLOYEES, CONTRACTORS, OFFICERS, DIRECTORS, SHAREHOLDERS, COMMITTEE MEMBERS OR AFFILIATES ("**EXCHANGE RELATED PERSONS**") SHALL BE LIABLE TO ANY USER OR MEMBER, OR SUCCESSORS, REPRESENTATIVES OR CUSTOMERS THEREOF, OR ANY PERSONS ASSOCIATED THEREWITH, FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE:

(1) GROWING OUT OF THE USE OR ENJOYMENT OF ANY FACILITY OF THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, THE SYSTEM; OR

(2) ARISING FROM OR OCCASIONED BY ANY INACCURACY, ERROR OR DELAY IN, OR OMISSION OF OR FROM THE COLLECTION, CALCULATION, COMPILATION, MAINTENANCE, REPORTING OR DISSEMINATION OF ANY INFORMATION DERIVED FROM THE SYSTEM OR ANY OTHER FACILITY OF THE EXCHANGE, RESULTING EITHER FROM ANY ACT OR OMISSION BY THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, OR FROM ANY ACT CONDITION OR CAUSE BEYOND THE REASONABLE CONTROL OF THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, INCLUDING, BUT NOT LIMITED TO, FLOOD, EXTRAORDINARY WEATHER CONDITIONS, EARTHQUAKE OR OTHER ACTS OF GOD, FIRE, WAR, TERRORISM, INSURRECTION, RIOT, LABOR DISPUTE, ACCIDENT, PANDEMIC, ACTION OF GOVERNMENT, COMMUNICATIONS OR POWER FAILURE, OR EQUIPMENT OR SOFTWARE MALFUNCTION.

(b) EACH MEMBER EXPRESSLY AGREES, IN CONSIDERATION OF THE ISSUANCE OF ITS MEMBERSHIP IN THE EXCHANGE, TO RELEASE AND DISCHARGE THE EXCHANGE AND ALL EXCHANGE RELATED PERSONS OF AND FROM ALL CLAIMS AND DAMAGES ARISING FROM THEIR ACCEPTANCE AND USE OF THE FACILITIES OF THE EXCHANGE (INCLUDING, WITHOUT LIMITATION, THE SYSTEM).

(c) NEITHER THE EXCHANGE NOR ANY EXCHANGE RELATED PERSON MAKES ANY EXPRESS OR IMPLIED WARRANTIES OR CONDITIONS TO USERS AS TO RESULTS THAT ANY PERSON OR PARTY MAY OBTAIN FROM THE SYSTEM FOR TRADING OR FOR ANY OTHER PURPOSE, AND ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, TITLE, AND NON-INFRINGEMENT WITH RESPECT TO THE SYSTEM ARE HEREBY DISCLAIMED.

(d) NOTWITHSTANDING PARAGRAPH (a) ABOVE, AND SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, THE EXCHANGE MAY COMPENSATE MEMBERS FOR LOSSES RESULTING DIRECTLY FROM THE MALFUNCTION OF THE EXCHANGE'S PHYSICAL EQUIPMENT, DEVICES

AND/OR PROGRAMMING OR THE NEGLIGENT ACTS OR OMISSIONS OF ITS EMPLOYEES.

(1) AS TO ANY ONE OR MORE CLAIMS MADE BY A SINGLE MEMBER UNDER THIS RULE ON A SINGLE TRADING DAY, THE EXCHANGE SHALL NOT BE LIABLE IN EXCESS OF THE LARGER OF $100,000, OR THE AMOUNT OF ANY RECOVERY OBTAINED BY THE EXCHANGE UNDER ANY APPLICABLE INSURANCE MAINTAINED BY THE EXCHANGE.

(2) AS TO THE AGGREGATE OF ALL CLAIMS MADE BY ALL MEMBERS UNDER THIS RULE ON A SINGLE TRADING DAY, THE EXCHANGE SHALL NOT BE LIABLE IN EXCESS OF THE LARGER OF $250,000 OR THE AMOUNT OF ANY RECOVERY OBTAINED BY THE EXCHANGE UNDER ANY APPLICABLE INSURANCE MAINTAINED BY THE EXCHANGE.

(3) AS TO THE AGGREGATE OF ALL CLAIMS MADE BY ALL MEMBERS UNDER THIS RULE DURING A SINGLE CALENDAR MONTH, THE EXCHANGE SHALL NOT BE LIABLE IN EXCESS OF THE LARGER OF $500,000, OR THE AMOUNT OF ANY RECOVERY OBTAINED BY THE EXCHANGE UNDER ANY APPLICABLE INSURANCE MAINTAINED BY THE EXCHANGE.

(e) IN THE EVENT THAT ALL OF THE CLAIMS MADE UNDER THIS RULE CANNOT BE FULLY SATISFIED BECAUSE IN THE AGGREGATE THEY EXCEED THE APPLICABLE MAXIMUM LIMITATIONS PROVIDED IN THIS RULE, THEN THE MAXIMUM PERMITTED AMOUNT WILL BE PROPORTIONALLY ALLOCATED AMONG ALL SUCH CLAIMS ARISING ON A SINGLE TRADING DAY OR DURING A SINGLE CALENDAR MONTH, AS APPLICABLE, BASED ON THE PROPORTION THAT EACH SUCH CLAIM BEARS TO THE SUM OF ALL SUCH CLAIMS.

(f) ALL CLAIMS FOR COMPENSATION PURSUANT TO THIS RULE SHALL BE IN WRITING AND MUST BE SUBMITTED NO LATER THAN 4:00 P.M. EASTERN TIME ON THE SECOND BUSINESS DAY FOLLOWING THE DAY ON WHICH THE USE OF THE EXCHANGE GAVE RISE TO SUCH CLAIMS, OR NO LATER THAN 1:00 P.M. EASTERN TIME IN THE EVENT OF AN EARLY MARKET CLOSE ON THE SECOND BUSINESS DAY FOLLOWING THE DAY ON WHICH THE USE OF THE EXCHANGE GAVE RISE TO SUCH CLAIMS. ONCE IN RECEIPT OF A CLAIM, THE EXCHANGE WILL VERIFY THAT: (i) A VALID ORDER WAS ACCEPTED INTO THE EXCHANGE'S SYSTEMS; AND (ii) AN EXCHANGE SYSTEM FAILURE OR A NEGLIGENT ACT OR OMISSION OF AN EXCHANGE EMPLOYEE OCCURRED DURING THE EXECUTION OR HANDLING OF THAT ORDER.

Rule 11.14. Clearly Erroneous Executions

(a) Definition.

For purposes of this Rule, the terms of a transaction executed on the Exchange are "clearly erroneous" when there is an obvious error in any term, such as price, number of shares or other unit of trading, or identification of the security. A transaction made in clearly erroneous error and cancelled by both parties or determined by the Exchange to be clearly erroneous will be removed from the Consolidated Tape.

(b) Request and Timing of Review.

A Member that receives an execution on an order that was submitted erroneously to the Exchange for its own or customer account may request that the Exchange review the transaction under this Rule. An Officer of the Exchange or such other employee designee of the Exchange ("**Official**") shall review the transaction under dispute and determine whether it is clearly erroneous, with a view toward maintaining a fair and orderly market and the protection of investors and the public interest. Such request for review shall be made in writing via e-mail or other electronic means specified from time to time by the Exchange in a circular distributed to Members.

(1) Requests for Review. Requests for review must be received by the Exchange within thirty (30) minutes of execution time and shall include information concerning the time of the transaction(s), security symbol(s), number of shares, price(s), side (bought or sold), and factual basis for believing that the trade is clearly erroneous. Upon receipt of a timely filed request that satisfies the guidelines set forth in this Rule, the counterparty to the trade shall be notified by the Exchange as soon as practicable, but generally within thirty (30) minutes. An Official may request additional supporting written information to aid in the resolution of the matter. If requested, each party to the transaction shall provide any supporting written information as may be reasonably requested by the Official to aid resolution of the matter within thirty (30) minutes of the Official's request. Either party to the disputed trade may request the supporting written information provided by the other party on the matter.

(2) Routed Executions. Other market centers will generally have an additional thirty (30) minutes from receipt of their participant's timely filing, but no longer than sixty (60) minutes from the time of the execution at issue, to file with the Exchange for review of transactions routed to the Exchange from that market center and executed on the Exchange.

(c) Clearly Erroneous Review

(1) Review of transactions occurring during Regular Trading Hours. If the execution time of the transaction(s) under review is during Regular Trading Hours, the transaction will not be reviewable as clearly erroneous unless the transaction:

(A) is in an NMS Stock that is not subject to the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS under the Act (the "**Limit Up-Limit Down Plan**" or "**LULD Plan**"). In such case, the Numerical Guidelines set forth in paragraph (c)(2) of this Rule will be applicable to such NMS Stock;

(B) was executed at a time when Price Bands under the LULD Plan were not available, or is the result of an Exchange technology or systems issue that results in the transaction occurring outside of the applicable LULD Price Bands pursuant to paragraph (g), or is executed after the primary listing market for the security declares a regulatory trading halt, suspension, or pause pursuant to paragraph (i). A transaction subject to review pursuant to this paragraph shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the complaint is greater than (less than) the Reference Price, described in paragraph (d) below, by an amount that equals or exceeds the applicable Percentage Parameter defined in Appendix A to the LULD Plan ("**Percentage Parameters**"); or

(C) involved, in the case of (1) a corporate action or new issue or (2) a security that enters a Trading Pause pursuant to the LULD Plan and resumes trading without an auction, a Reference Price that is determined to be erroneous by an Officer of the Exchange because it clearly deviated from the theoretical value of the security. In such circumstances, the Exchange may use a different Reference Price pursuant to paragraph (d)(2) of this Rule. A transaction subject to review pursuant to this paragraph shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the complaint is greater than (less than) the new Reference Price, described in paragraph (d)(2) below, by an amount that equals or exceeds the Numerical Guidelines or Percentage Parameters, as applicable depending on whether the security is subject to the LULD Plan.

(2) Review of transactions occurring during Pre-Market Session, Post-Market Session, 24X Market Session, or eligible for review pursuant to paragraph (c)(1)(A).

(A) Subject to the additional factors described in paragraph (c)(2)(C) below, a transaction executed during the Pre-Market Session, Post-Market Session, 24X Market Session, or eligible for review pursuant to paragraph (c)(1)(A), shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the complaint is greater than (less than) the Reference Price by an amount that equals or exceeds the Numerical Guidelines set forth below.

Reference Price, Circumstance or Product	Core Market Session Numerical Guidelines for transactions eligible for review pursuant to (c)(1)(A) (Subject transaction's % difference from the Reference Price):	Pre-Market, Post-Market Session and 24X Market Session Numerical Guidelines (Subject transaction's % difference from the Reference Price):
Greater than $0.00 up to and including $25.00	10%	20%
Greater than $25.00 up to and including $50.00	5%	10%
Greater than $50.00	3%	6%
Multi-Stock Event – Filings involving five or more, but less than twenty, securities whose executions occurred within a period of five minutes or less	10%	10%
Multi-Stock Event – Filings involving twenty or more securities whose executions occurred within a period of five minutes or less	30%, subject to the terms of paragraph (c)(2)(B) below	30%, subject to the terms of paragraph (c)(2)(B) below
Leveraged ETF/ETN securities	N/A	Core Market Session Numerical Guidelines multiplied by the leverage multiplier (i.e. 2x)

(B) Multi-Stock Events Involving Twenty or More Securities. Multi-Stock Events involving twenty or more securities may be reviewable as clearly erroneous if they occur during the Pre-Market Session, Post-Market Session or 24X Market Session or are eligible for review pursuant to paragraph (c)(1)(A). During Multi-Stock Events involving twenty or more securities the number of affected transactions may be such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest. In such circumstances, the Exchange may use a Reference Price other than consolidated last sale. To ensure consistent application across market centers when this paragraph is invoked, the Exchange will promptly coordinate with the other market centers to determine the appropriate review period, which may be greater than the period of five minutes or less that triggered application of this paragraph, as well as select one or more specific points in time prior to the transactions in question and use transaction prices at or immediately prior to the one or more specific points in time selected as the Reference Price. The Exchange will nullify as clearly erroneous all transactions that are at prices equal to or greater than 30% away from the Reference Price in each affected security during the review period selected by the Exchange and other markets consistent with this paragraph.

(C) Additional Factors. Except in the context of a Multi-Stock Event involving five or more securities, an Official may also consider additional factors to determine whether an execution is clearly erroneous, provided the execution occurred during the Pre-Market Sessions, Post-Market Session, 24X Market Session or is eligible for review pursuant to paragraph (c)(1)(A). Such additional factors include but are not limited to, system malfunctions or disruptions, volume and volatility for the security, derivative securities products that correspond to greater than 100% in the direction of a tracking index, news released for the security, whether trading in the security was recently halted/resumed, whether the security is an initial public offering, whether the security was subject to a stock split, reorganization, or other corporate action, overall market conditions, Pre-Market or Post-Market Session or 24X Market Session executions, validity of the consolidated tape trades and quotes, consideration of primary market indications, and executions inconsistent with the trading pattern in the stock. Each additional factor shall be considered with a view toward maintaining a fair and orderly market and the protection of investors and the public interest.

(D) Outlier Transactions. In the case of an Outlier Transaction during the Pre-Market Session, Post-Market Session or 24X Market Session or that is eligible for review pursuant to paragraph (c)(2), an Official may, in his or her sole discretion, and on a case-by-case basis, consider requests received pursuant to paragraph (b) of this Rule after thirty (30) minutes, but not longer than sixty (60) minutes after the transaction in question, depending on the facts and circumstances surrounding such request.

(i) An "**Outlier Transaction**" means a transaction where the execution price of the security is greater than three times the current Numerical Guidelines set forth in paragraph (c)(1) of this Rule.

(ii) If the execution price of the security in question is not within the Outlier Transaction parameters set forth in paragraph (c)(2)(D)(i) of this Rule but breaches the 52-week high or 52-week low, the Exchange may consider Additional Factors as outlined in paragraph (c)(2)(C), in determining if the transaction qualifies for further review or if the Exchange shall decline to act.

(d) Reference Price.

The Reference Price referred to in paragraphs (c)(1) and (c)(2) above will be equal to the consolidated last sale immediately prior to the execution(s) under review except for:

(1) in the case of Multi-Stock Events involving twenty or more securities, as described in paragraph (c)(2)(B) above;

(2) in the case of an erroneous Reference Price, as described in paragraph (c)(1)(C) above. In the case of (c)(1)(C)(1), the Exchange would consider a number of factors to determine a new Reference Price that is based on the theoretical value of the security, including but not limited to, the offering price of the new issue, the ratio of the stock split applied to the prior day's closing price, the theoretical price derived from the numerical terms of the corporate action transaction such as the exchange ratio and spinoff terms, and for an OTC up-listing, the price of the security as provided in the prior day's FINRA Trade Dissemination Service final closing report. In the case of (c)(1)(C)(2), the Reference Price will be the last effective Price Band that was in a limit state before the Trading Pause; or

(3) in other circumstances, such as, for example, relevant news impacting a security or securities, periods of extreme market volatility, sustained illiquidity, or widespread system issues, where use of a different Reference Price is necessary for the maintenance of a fair and orderly market and the protection of investors and the public interest, provided that such circumstances occurred during the Pre-Market Session, Post-Market Session, 24X Market Session, or the execution(s) are eligible for review pursuant to paragraph (c)(1)(A).

(e) Review Procedures.

(1) Determination by Official. Unless both parties to the disputed transaction agree to withdraw the initial request for review, the transaction under dispute shall be reviewed, and a determination shall be rendered by the Official. If the Official determines that the transaction is not clearly erroneous, the Official shall decline to take any action in connection with the completed trade. In the event that the Official determines that the transaction in dispute is clearly erroneous, the Official shall declare the transaction null and void. A determination shall be made generally within thirty (30) minutes of receipt of the complaint, but in no case later than the start of Regular Trading Hours on the following trading day. The parties shall be promptly notified of the determination.

(2) Appeals. If a Member affected by a determination made under this Rule so requests within the time permitted below, the Clearly Erroneous Execution Panel ("**CEE Panel**") will review decisions made by the Official under this Rule, including whether a clearly erroneous execution occurred and whether the correct determination was made; provided however that the CEE Panel will not review decisions made by an Officer under paragraph (g) of this Rule regarding transactions that occurred outside of the applicable Price Bands disseminated

pursuant to the LULD Plan, and further provided that with respect to rulings made by the Exchange in conjunction with one or more additional market centers, the number of affected transactions is similarly such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest and, hence, are also non-appealable.

(A) The CEE Panel will consist of the Exchange's Chief Regulatory Officer ("**CRO**"), or a designee of the CRO, and representatives from two (2) Members.

(B) The Exchange shall designate at least ten (10) representatives of Members to be called upon to serve on the CEE Panel as needed. In no case shall a CEE Panel include a person affiliated with a party to the trade in question. To the extent reasonably possible, the Exchange shall call upon the designated representatives to participate on a CEE Panel on an equally frequent basis.

(C) A request for review on appeal must be made in writing via e-mail or other electronic means specified from time to time by the Exchange in a circular distributed to Members within thirty (30) minutes after the party making the appeal is given notification of the initial determination being appealed. The CEE Panel shall review the facts and render a decision as soon as practicable, but generally on the same trading day as the execution(s) under review. On requests for appeal received between 3:00 p.m. Eastern Time and the close of trading in the Post-Market Session, a decision will be rendered as soon as practicable, but in no case later than the trading day following the date of the execution under review.

(D) The CEE Panel may overturn or modify an action taken by the Official under this Rule. All determinations by the CEE Panel shall constitute final action by the Exchange on the matter at issue.

(E) If the CEE Panel votes to uphold the decision made pursuant to paragraph (e)(1) above, the Exchange will assess a $500.00 fee against the Member(s) who initiated the request for appeal. In addition, in instances where the Exchange, on behalf of a Member, requests a determination by another market center that a transaction is clearly erroneous, the Exchange will pass any resulting charges through to the relevant Member.

(F) Any determination by an Official or by the CEE Panel shall be rendered without prejudice as to the rights of the parties to the transaction to submit their dispute to arbitration.

(f) Officer Acting on Own Motion.

An Officer of the Exchange or senior level employee designee, acting on his or her own motion, may review potentially erroneous transactions occurring during the Pre-

Market Session, Post-Market Session or 24X Market Session or that are eligible for review pursuant to paragraph (c)(1) and declare trades null and void or shall decline to take any action in connection with the completed trade(s). In such events, the Officer of the Exchange or other senior level employee designee will rely on the provisions of paragraph (c)(1) and (c)(w) of this Rule. Absent extraordinary circumstances, any such action of the Officer of the Exchange or such other senior level employee designee shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or other senior level employee designee must be taken by no later than the start of Regular Trading Hours on the trading day following the date of execution(s) under review. When such action is taken independently, each party involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above.

(g) Transactions Occurring Outside of LULD Plan Price Bands.

If as a result of an Exchange technology or systems issue any transaction occurs outside of the applicable price bands disseminated pursuant to the LULD Plan, an Officer of the Exchange or senior level employee designee, acting on his or her own motion or at the request of a third party, shall review and declare any such trades null and void. Absent extraordinary circumstances, any such action of the Officer of the Exchange or other senior level employee designee shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or other senior level employee designee must be taken by no later than the start of Regular Trading Hours on the trading day following the date on which the execution(s) under review occurred. Each Member involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above. In the event that a single plan processor experiences a technology or systems issue that prevents the dissemination of price bands, the Exchange will make the determination of whether to nullify transactions based on paragraph (c)(1)(B) above.

(h) Multi-Day Event.

A series of transactions in a particular security on one or more trading days may be viewed as one event if all such transactions were effected based on the same fundamentally incorrect or grossly misinterpreted issuance information resulting in a severe valuation error for all such transactions (the "**Event**"). An Officer of the Exchange or senior level employee designee, acting on his or her own motion, shall take action to declare all transactions that occurred during the Event null and void not later than the start of trading on the day following the last transaction in the Event. If trading in the security is halted before the valuation error is corrected, an Officer of the Exchange or senior level employee designee shall take action to declare all transactions that occurred during the Event null and void prior to the resumption of trading. Notwithstanding the foregoing, no action can be taken pursuant to this paragraph with respect to any transactions that have reached settlement date or that result from an initial public offering of a security. To the extent transactions related to an Event occur on one or more other market centers, the Exchange will promptly coordinate with such other market center(s) to ensure consistent treatment of the transactions related to the Event, if practicable. Any action taken in connection with this paragraph will be taken without regard to the Percentage Parameters or Numerical Guidelines set forth in this Rule. Each Member involved in a transaction subject to this paragraph shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above.

(i) Trading Halts.

In the event of any disruption or malfunction in the operation of the electronic communications and trading facilities of the Exchange, another market center or responsible single plan processor in connection with the transmittal or receipt of a regulatory trading halt, suspension or pause, an Officer of the Exchange or senior level employee designee, acting on his or her own motion, shall nullify any transaction in a security that occurs after the primary listing market for such security declares a regulatory trading halt, suspension or pause with respect to such security and before such regulatory trading halt, suspension or pause with respect to such security has officially ended according to the primary listing market. In addition, in the event a regulatory trading halt, suspension or pause is declared, then prematurely lifted in error and is then re-instituted, an Officer of the Exchange or senior level employee designee shall nullify transactions that occur before the official, final end of the halt, suspension or pause according to the primary listing market. Any action taken in connection with this paragraph shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction and in no circumstances later than the start of Regular Trading Hours on the trading day following the date of execution(s) under review. Any action taken in connection with this paragraph will be taken without regard to the Percentage Parameters or Numerical Guidelines set forth in this Rule. Each Member involved in a transaction subject to this paragraph shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above.

Rule 11.15. Trading Halts, Suspensions and Pauses

(a) [Reserved]

(b) On the occurrence of any trading halt, suspension or pause in trading pursuant to this Rule all outstanding orders in the System will be cancelled. While a security is subject to a halt, suspension, or pause in trading, the Exchange will not accept orders. At the end of the halt, suspension, or pause in trading, the Exchange shall re-open the security and again begin accepting orders.

(c) Trading Pauses.

(1) [Reserved]

(2) The Exchange will pause trading at 7:00 p.m. ET, and resume trading at 8:00 p.m. ET, on Monday, Tuesday, Wednesday and Thursday, in accordance with Rule 11.15(b). Orders outstanding in the System at 6:59:59 p.m. ET on Monday, Tuesday, Wednesday, Thursday and Friday shall be automatically cancelled.

(3) [Reserved]

(4) The Exchange may pause trading during the 24X Market Session at such other times as the Exchange may determine is necessary for technological or other purposes. The Exchange shall announce in advance when such trading will pause and when it will resume pursuant to this paragraph.

(5) If the primary listing market determines to halt trading, or delay commencement of trading, in one of its listed securities in accordance with such primary listing market's rules (*e.g.*, with regard to material corporate actions with respect to a particular security (*i.e.*, corporate actions that may affect a stock price, stock additions and subtractions, and similar actions) or material news announcements), the Exchange will halt trading, or delay the commencement of, trading (as applicable), in such security until trading resumes on the primary listing market for the security. For the avoidance of doubt, if trading in a security is halted by the primary listing market before the 24X Market Session and continuing into the 24X Market Session, or during the 24X Market Session, the Exchange will halt trading in the security until trading resumes on the primary listing market for the security.

Rule 11.16. 24X Market Session

The Exchange will not commence operation of the 24X Market Session until a proposed rule change as required under 24X Rule 1.5(c) has been approved or become otherwise effective under Section 19(b) of the Exchange Act and the rules thereunder.

(a) Except as explicitly set forth herein, each of the rules and requirements set forth in this Chapter 11 applies to trading activity during the 24X Market Session.

(b) Except as set forth below in this paragraph (b), each of the Order types and modifiers set forth in Rule 11.7 are eligible for execution during the 24X Market Session. The following Order types are not eligible for execution by the System during the 24X Market Session:

(1) Market Order.

(2) Pegged Order.

Rule 11.17. Registration of Market Makers

(a) An applicant for registration as a Market Maker shall file an application in writing on such form as the Exchange may prescribe. Applications shall be reviewed by the Exchange, which shall consider such factors including, but not limited to capital, operations, personnel, technical resources, and disciplinary history. Each Market Maker must have and maintain minimum net capital of at least the amount required under Rule 15c3-1 of the Exchange Act.

(b) An applicant's registration as a Market Maker shall become effective upon receipt by the Member of notice of an approval of registration by the Exchange.

(c) The registration of a Market Maker may be suspended or terminated by the Exchange if the Exchange determines that:

(1) The Market Maker has substantially or continually failed to engage in dealings in accordance with Rule 11.21 or elsewhere in these Rules;

(2) The Market Maker has failed to meet the minimum net capital conditions set forth under paragraph (a) above;

(3) The Market Maker has failed to maintain fair and orderly markets; or

(4) The Market Maker does not have at least one registered Market Maker Authorized Trader ("**MMAT**") qualified to perform market making activities as set forth in Rule 11.18(b)(5). A MMAT whose registration is suspended pursuant to this paragraph (c) shall not be deemed qualified within the meaning of this subsection.

(d) Any registered Market Maker may withdraw its registration by giving written notice to the Exchange. The Exchange may require a certain minimum prior notice period for withdrawal, and may place such other conditions on withdrawal and re-registration following withdrawal, as it deems appropriate in the interest of maintaining fair and orderly markets.

(e) Any person aggrieved by any determination under this Rule 11.17 or Rules 11.18 or 11.19 below may seek review under Chapter 10 of Exchange Rules governing adverse action.

(f) Registered Market Makers are designated as dealers on the Exchange for all purposes under the Exchange Act and the rules and regulations thereunder.

Rule 11.18. Obligations of Market Maker Authorized Traders

(a) General. MMATs are permitted to enter orders only for the account of the Market Maker for which they are registered

(b) Registration of Market Maker Authorized Traders. The Exchange may, upon receiving an application in writing from a Market Maker on a form prescribed by the Exchange, register a person as a MMAT.

(1) MMATs may be officers, partners, employees or other associated persons of Members that are registered with the Exchange as Market Makers.

(2) To be eligible for registration as a MMAT, a person must successfully complete proficiency examinations and continuing education requirements applicable to Authorized Traders, as set forth in Interpretation and Policies .01 and .02 to Rule 2.5, and any other training and/or certification programs as may be required by the Exchange.

(3) The Exchange may require a Market Maker to provide any and all additional information the Exchange deems necessary to establish whether registration should be granted.

(4) The Exchange may grant a person conditional registration as a MMAT subject to any conditions it considers appropriate in the interest of maintaining a fair and orderly market.

(5) A Market Maker must ensure that a MMAT is properly qualified to perform market making activities, including but not limited to ensuring the MMAT has met the requirements set forth in paragraph (b)(2) of this Rule.

(c) Suspension or Withdrawal of Registration.

(1) The Exchange may suspend or withdraw the registration previously given to a person to be a MMAT if the Exchange determines that:

(A) the person has caused the Market Maker to fail to comply with the securities laws, rules and regulations or the By-Laws, Rules and procedures of the Exchange;

(B) the person is not properly performing the responsibilities of a MMAT;

(C) the person has failed to meet the conditions set forth under paragraph (b) above; or;

(D) the MMAT has failed to maintain fair and orderly markets.

(2) If the Exchange suspends the registration of a person as a MMAT, the Market Maker must not allow the person to submit orders into the System.

(3) The registration of a MMAT will be withdrawn upon the written request of the Member for which the MMAT is registered. Such written request shall be submitted on a form prescribed by the Exchange.

Rule 11.19. Registration of Market Makers in a Security.

(a) A Market Maker may become registered in a newly authorized security or in a security already admitted to dealings on the Exchange by filing a security registration form with the Exchange. Registration in the security shall become effective on the same day as the Exchange's approval of the registration, unless otherwise provided by the Exchange. In considering the approval of the registration of the Market Maker in a security, the Exchange may consider:

(1) the financial resources available to the Market Maker;

(2) the Market Maker's experience, expertise and past performance in making markets, including the Market Maker's performance in other securities;

(3) the Market Maker's operational capability;

(4) the maintenance and enhancement of competition among Market Makers in each security in which the Market Maker is registered;

(5) the existence of satisfactory arrangements for clearing the Market Maker's transactions; and

(6) the character of the market for the security, e.g., price, volatility, and relative liquidity.

(b) Voluntary Termination of Security Registration. A Market Maker may voluntarily terminate its registration in a security by providing the Exchange with a written notice of such termination. The Exchange may require a certain minimum prior notice period for such termination, and may place such other conditions on withdrawal and re-registration following withdrawal, as it deems appropriate in the interest of maintaining fair and orderly markets. A Market Maker that fails to give advanced written notice of termination to the Exchange may be subject to formal disciplinary action pursuant to Chapter 8 of these Rules.

(c) The Exchange may suspend or terminate any registration of a Market Maker in a security or securities under this Rule 11.19 whenever the Exchange determines that:

(1) The Market Maker has not met any of its obligations as set forth in these Rules; or

(2) The Market Maker has failed to maintain fair and orderly markets. A Market Maker whose registration is suspended or terminated pursuant to this Rule 11.19(c) may seek review under Chapter 10 of Exchange Rules governing adverse action.

(d) Nothing in this Rule 11.19 will limit any other power of the Exchange under the By-Laws, Rules, or procedures of the Exchange with respect to the registration of a Market Maker or in respect of any violation by a Market Maker of the provisions of this Rule 11.19.

Rule 11.20. Obligations of Market Makers.

(a) General. Members who are registered as Market Makers in one or more securities traded on the Exchange must engage in a course of dealings for their own account to assist in the maintenance, insofar as reasonably practicable, of fair and orderly markets on the

Exchange in accordance with these Rules. The responsibilities and duties of a Market Maker specifically include, but are not limited to, the following:

(1) Maintain continuous, two-sided quotations consistent with the requirements of paragraph (d) below;

(2) Remain in good standing with the Exchange and in compliance with all Exchange Rules applicable to it;

(3) Inform the Exchange of any material change in financial or operational condition or in personnel;

(4) Maintain a current list of MMATs who are permitted to enter orders on behalf of the Market Maker and provide an updated version of this list to the Exchange upon any change in MMATs; and

(5) Clear and settle transactions through the facilities of a registered clearing agency. This requirement may be satisfied by direct participation, use of direct clearing services, or by entry into a correspondent clearing arrangement with another Member that clears trades through such agency.

(b) A Market Maker shall be responsible for the acts and omissions of its MMATs.

(c) If the Exchange finds any substantial or continued failure by a Market Maker to engage in a course of dealings as specified in paragraph (a) of this Rule, such Market Maker will be subject to disciplinary action, including, without limitation, suspension or revocation of its registration by the Exchange in one or more of the securities in which the Market Maker is registered. Nothing in this Rule 11.20 will limit any powers of the Exchange under the By-Laws, Rules, or procedures of the Exchange with respect to the registration of a Market Maker or in respect of any violation by a Market Maker of the provisions of this Rule 11.20. Any Member aggrieved by any determination under this Rule 11.20 may seek review under Chapter 10 of the Exchange Rules governing adverse action.

(d) Quotation Requirements and Obligations:

(1) Continuous, Two-Sided Quote Obligation. For each security in which a Member is registered as a Market Maker, the Member shall be willing to buy and sell such security for its own account on a continuous basis during Regular Trading Hours and shall enter and maintain a two-sided trading interest ("**Two-Sided Obligation**") that is identified to the Exchange as the interest meeting the obligation and is displayed in the Exchange's System at all times. Interest eligible to be considered as part of a Market Maker's Two-Sided Obligation shall have a displayed quotation size of at least one normal unit of trading (or a larger multiple thereof); provided, however, that a Market Maker may augment its Two-Sided Obligation size to display limit orders priced at the same price as the Two-Sided Obligation. Unless otherwise designated, a "normal unit of trading" shall be 100 shares. After an execution against its Two-Sided Obligation, a Market Maker must ensure that additional trading interest exists in the System to satisfy its Two-Sided

Obligation either by immediately entering new interest to comply with this obligation to maintain continuous two-sided quotations or by identifying existing interest on the 24X Book that will satisfy this obligation.

(A) If a technical failure or limitation of a system of the Exchange prevents the Market Maker from maintaining or communicating to the Exchange timely and accurate quotes in each security in which a Member is registered as a Market Maker, the duration of such failure shall not be considered in determining whether the Market Maker has satisfied the quoting standard with respect to that security.

(B) The continuous quoting obligations set forth above: (i) shall be suspended during a trading halt, suspension, or pause in the security, and shall not re-commence until after the first regular way transaction on the primary listing market following such halt, suspension, or pause in the security, as reported by the responsible single plan processor, and (ii) shall be suspended for the duration that an NMS stock is in a Limit State or a Straddle State.

(C) The Exchange may consider other exceptions to the Two-Sided Obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

(2) Pricing Obligations. For NMS stocks (as defined in Rule 600 of Regulation NMS) a Market Maker shall adhere to the pricing obligations established by this Rule during Regular Trading Hours; provided, however, that such pricing obligations (i) shall not commence during any trading day until after the first regular way transaction on the primary listing market in the security, as reported by the responsible single plan processor, and (ii) shall be suspended during a trading halt, suspension, or pause, and shall not recommence until after the first regular way transaction on the primary listing market in the security following such halt, suspension, or pause, as reported by the responsible single plan processor.

(A) Bid Quotations. At the time of entry of bid interest satisfying the Two-Sided Obligation, the price of the bid interest shall be not more than the Designated Percentage away from the then current NBB, or if no NBB, not more than the Designated Percentage away from the last reported sale as reported by the responsible single plan processor. In the event that the NBB (or if no NBB, the last reported sale) increases to a level that would cause the bid interest of the Two-Sided Obligation to be more than the Defined Limit away from the NBB (or if no NBB, the last reported sale), or if the bid is executed or cancelled, the Market Maker shall enter new bid interest at a price not more than the Designated Percentage away from the then current NBB (or if no NBB, the last reported sale), or must be able to identify to the Exchange current resting interest that satisfies the Two-Sided Obligation.

(B) Offer Quotations. At the time of entry of offer interest satisfying the Two-Sided Obligation, the price of the offer interest shall be not more than the Designated Percentage away from the then current NBO, or if no NBO, not more than the Designated Percentage away from the last reported sale reported by the responsible single plan processor. In the event that the NBO (or if no NBO, the last reported sale) decreases to a level that would cause the offer interest of the Two-Sided Obligation to be more than the Defined Limit away from the NBO (or if no NBO, the last reported sale), or if the offer is executed or cancelled, the Market Maker shall enter new offer interest at a price not more than the Designated Percentage away from the then current NBO (or if no NBO, the last reported sale), or must be able to identify to the Exchange current resting interest that satisfies the Two-Sided Obligation.

(C) The NBB and NBO, as defined in Rule 1.5, shall be determined by the Exchange in accordance with its procedures for determining Protected Quotations under Rule 600 of Regulation NMS.

(D) For purposes of this Rule, the "Designated Percentage" shall be 8% for Tier 1 NMS Stocks under the Limit Up-Limit Down Plan, 28% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price equal to or greater than $1.00, and 30% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price less than $1.00, except that between 9:30 a.m. and 9:45 a.m. and between 3:35 p.m. and the close of trading, when Exchange Rule 11.21(b) is not in effect, the Designated Percentage shall be 20% for Tier 1 NMS Stocks under the Limit Up-Limit Down Plan, 28% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price equal to or greater than $1.00, and 30% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price less than $1.00.

(E) For purposes of this Rule, the term "Defined Limit" shall be 9.5% for Tier 1 NMS Stocks under the Limit Up-Limit Down Plan, 29.5% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price equal to or greater than $1.00, and 31.5% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price less than $1.00, except that between 9:30 a.m. and 9:45 a.m. and between 3:35 p.m. and the close of trading, when Exchange Rule 11.16(b) is not in effect, the Defined Limit shall be 21.5% for Tier 1 NMS Stocks under the Limit Up-Limit Down Plan, 29.5% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price equal to or greater than $1.00, and 31.5% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price less than $1.00.

(F) Nothing in this Rule shall preclude a Market Marker from quoting at price levels that are closer to the NBBO than the levels required by this Rule.

(G) The minimum quotation increment for quotations of $1.00 or above shall be $0.01. The minimum quotation increment in the System for quotations below $1.00 shall be $0.0001.

Rule 11.21. Trading Halts Due to Extraordinary Market Volatility/Market-Wide Circuit Breakers

(a) Trading in all stocks will halt on the Exchange and will not reopen for the time periods described in this Rule if there is a Level 1, 2, or 3 Market Decline.

(1) For purposes of this Rule, a Market Decline means a decline in price of the S&P 500® Index between 9:30 a.m. and 4:00 p.m. on a trading day as compared to the closing price of the S&P 500® Index for the immediately preceding trading day. The Level 1, Level 2, and Level 3 Market Declines that will be applicable for the trading day will be publicly disseminated by the primary listing market before 9:30 a.m.

(2) A "**Level 1 Market Decline**" means a Market Decline of 7%.

(3) A "**Level 2 Market Decline**" means a Market Decline of 13%.

(4) A "**Level 3 Market Decline**" means a Market Decline of 20%.

(b) Halts in Trading.

(1) If a Level 1 Market Decline or a Level 2 Market Decline occurs after 9:30 a.m. and up to and including 3:25 p.m., or in the case of an early scheduled close, 12:25 p.m., trading in all stocks will halt on the Exchange for 15 minutes after a Level 1 or Level 2 Market Decline. Trading in all stocks will halt on the Exchange based on a Level 1 or Level 2 Market Decline only once per trading day. Trading in all stocks will not halt on the Exchange if a Level 1 Market Decline or a Level 2 Market Decline occurs after 3:25 p.m., or in the case of an early scheduled close, 12:25 p.m.

(2) If a Level 3 Market Decline occurs at any time during the trading day, trading in all stocks will halt on the Exchange for the remainder of the trading day.

(c) If the primary listing market halts trading in all stocks, trading will halt on the Exchange in those stocks until trading has resumed on the primary listing market or notice has been received from the primary listing market that trading may resume.

(d) Nothing in this Rule 11.21 should be construed to limit the ability of the Exchange to otherwise halt, suspend, or pause the trading in any stock or stocks traded on the Exchange pursuant to any other Exchange rule or policy.

(e) Market-Wide Circuit Breaker ("**MWCB**") Testing.

(1) The Exchange will participate in all industry-wide tests of the MWCB mechanism. Members designated pursuant to paragraph (a) of Rule 2.4 to connect to the Exchange's backup systems and participate in testing of such systems are required to participate in at least one industry-wide MWCB test each

year and to verify their participation in that test by attesting that they are able to or have attempted to:

(A) receive and process MWCB halt messages from the securities information processors ("**SIP**");

(B) receive and process resume messages from the SIPs following a MWCB halt;

(C) receive and process market data from the SIPs relevant to MWCB halts; and

(D) send orders following a Level 1 or Level 2 MWCB halt in a manner consistent with their usual trading behavior.

(2) To the extent that a Member participating in a MWCB test is unable to receive and process any of the messages identified in paragraph (h)(1)(A)-(D) of this Rule, its attestation should notify the Exchange which messages it was unable to process and, if known, why.

(3) Members not designated pursuant to standards established in paragraph (a) of Rule 2.4 are permitted to participate in any MWCB test.

(f) In the event that a halt is triggered under this Rule following a Level 1, Level 2, or Level 3 Market Decline, the Exchange, together with other SROs and industry representatives (the "**MWCB Working Group**"), will review such event. The MWCB Working Group will prepare a report that documents its analysis and recommendations and will provide that report to the Commission within 6 months of the event.

(g) In the event that there is (1) a Market Decline of more than 5%, or (2) an SRO implements a rule that changes its reopening process following a MWCB Halt, the Exchange, together with the MWCB Working Group, will review such event and consider whether any modifications should be made to this Rule. If the MWCB Working Group recommends that a modification should be made to this Rule, the MWCB Working Group will prepare a report that documents its analysis and recommendations and provide that report to the Commission.

Rule 11.22. Limit Up-Limit Down Plan and Trading Halts on the Exchange

(a) Definitions

(1) The term "UTP Exchange Traded Product" is defined in Rule 1.5(nn).

(A) The term "Trust Shares" means a security (a) that is based on a unit investment trust ("Trust") which holds the securities which comprise an index or portfolio underlying a series of Trust Shares; (b) that is issued by the Trust in a specified aggregate minimum number in return for a “Portfolio Deposit” consisting of specified numbers of shares of stock plus a cash amount; (c) that, when aggregated in the same specified minimum number, may be redeemed from the Trust which will pay to the redeeming holder the stock and cash then comprising the “Portfolio Deposit”; and (d) that pays holders a periodic cash payment corresponding to the regular cash dividends or distributions declared with respect to the component securities of the stock index or portfolio of securities underlying the Trust Shares, less certain expenses and other charges as set forth in the Trust prospectus.

(B) The term “Index Fund Shares” means a security (a) that is issued by an open-end management investment company based on a portfolio of stocks that seeks to provide investment results that correspond generally to the price and yield performance of specified foreign or domestic stock index; (b) that is issued by such an open-end management investment company in a specified aggregate minimum number in return for a deposit of specified numbers of shares of stock and/or a cash amount with a value equal to the next determined net asset value; and (c) that, when aggregated in the same specified minimum number, may be redeemed at a holder's request by such open-end investment company which will pay to the redeeming holder the stock and/or cash with a value equal to the next determined net asset value.

(C) The term “Managed Fund Shares” means a security that (a) represents an interest in a registered investment company ("Investment Company") organized as an open-end management investment company or similar entity, that invests in a portfolio of securities selected by the Investment Company’s investment adviser consistent with the Investment Company’s investment objectives and policies; (b) is issued in a specified aggregate minimum number in return for a deposit of a specified portfolio of securities and/or a cash amount with a value equal to the next determined net asset value; and (c) when aggregated in the same specified minimum number, may be redeemed at a holder's request, which holder will be paid a specified portfolio of securities and/or cash with a value equal to the next determined net asset value.

(D) The term “Trust Issued Receipts” means a security (a) that is issued by a trust (“Trust”) which holds specified securities deposited with the Trust; (b) that, when aggregated in some specified minimum number, may be surrendered to the Trust by the beneficial owner to receive the securities; and (c) that pays beneficial owners dividends and other distributions on the deposited securities, if any are declared and paid to the trustee by an issuer of the deposited securities.

(2) “Extraordinary Market Activity” means a disruption or malfunction of any electronic quotation, communication, reporting, or execution system operated by, or linked to, the Processor or a Trading Center or a member of such

Trading Center that has a severe and continuing negative impact on quoting, order, or trading activity or on the availability of market information necessary to maintain a fair and orderly market. For purposes of this definition, a severe and continuing negative impact on quoting, order, or trading activity includes (i) a series of quotes, orders, or transactions at prices substantially unrelated to the current market for the security or securities; (ii) duplicative or erroneous quoting, order, trade reporting, or other related message traffic between one or more Trading Centers or their members; or (iii) the unavailability of quoting, order, transaction information, or regulatory messages for a sustained period.

(3) "Operating Committee" has the same meaning as in the Nasdaq UTP Plan.

(4) "Operational Halt" has the same meaning as in the Nasdaq UTP Plan.

(5) "Post-Market Session" is defined in Rule 1.5(y).

(6) "Pre-Market Session" is defined in Rule 1.5(z).

(7) "Primary Listing Market" has the same meaning as in the Nasdaq UTP Plan.

(8) "Processor" or "SIP" have the same meaning as the term "Processor" in the Nasdaq UTP Plan or in the Consolidated Tape Association Plan, as is applicable.

(9) "Regulatory Halt" has the same meaning as in the Nasdaq UTP Plan.

(10) "Regular Trading Hours" has the same meaning as in the Nasdaq UTP Plan.

(11) "SIP Halt" has the same meaning as in the Nasdaq UTP Plan.

(12) "SIP Halt Resume Time" has the same meaning as in the Nasdaq UTP Plan.

(13) "SIP Plan" means the national market system plan governing the SIP.

(b) Regulatory Halts

(1) Authority to Implement a Regulatory Halt

(A) The Exchange shall implement a Regulatory Halt in the following circumstances, as applicable:

(i) Implementing a Trading Pause Declared by a Primary Listing Market Pursuant to the Limit Up-Limit Down Mechanism.

(a) Definitions for purposes of the Limit Up-Limit Down Mechanism.

(1) "LULD Plan" means the National Market System Plan to Address Extraordinary Market Volatility.

(2) All capitalized terms not otherwise defined in this Rule shall have the meanings set forth in the LULD Plan or Exchange rules, as applicable.

(b) Exchange Participation in the LULD Plan. The Exchange is a Participant in, and subject to the applicable requirements of, the LULD Plan, which establishes procedures to address extraordinary volatility in NMS Stocks.

(c) Member Compliance. Members shall comply with the applicable provisions of the LULD Plan.

(d) Exchange Compliance with the LULD Plan. The System shall not display or execute buy (sell) interest above (below) the Upper (Lower) Price Bands, unless such interest is specifically exempted under the LULD Plan.

(e) Re-pricing and Cancellation of Interest. Depending on a User's instructions, the System shall re-price or cancel buy (sell) interest that is priced or could be executed above (below) the Upper (Lower) Price Band. When re-pricing resting orders because such orders are above (below) the Upper (Lower) Price Band, the Exchange will provide new timestamps to such orders. When re-priced to less-aggressive price levels such orders will have priority behind resting interest that was originally less aggressively priced but that was not re-priced, as such orders will retain their original timestamps.

(1) Market Orders and Orders with TIF of IOC or FOK. The System will only execute Market Orders or orders with a TIF of IOC or FOK at or within the Price Bands. Market Orders will be handled in accordance with Rule 11.8.

(2) Limit-priced Interest.

(A) Displayed Limit-priced Interest. Displayed limit-priced interest will be cancelled on entry or when resting if a User has entered instructions not to use the re-pricing process or a User has included a Reserve Quantity and such interest to buy (sell) is priced above (below) the Upper (Lower) Price Band. If re-pricing is permitted based on a User's instructions, displayable incoming limit-priced interest to buy (sell) that is priced above (below) the Upper (Lower) Price Band shall be re-priced to the Upper (Lower) Price Band. The System shall re-price resting, displayed limit-priced interest to buy (sell) to the Upper (Lower) Price Band if Price Bands move such that the price of resting, displayed limit priced interest to buy (sell) would be above (below) the Upper (Lower) Price Band. If the Price Bands move again and the original limit price of displayed and re-priced interest is at or within the Price Bands and a User has opted into the Exchange's multiple price sliding process, as described in Rule 11.6(j), the System shall reprice such displayed limit interest to the most aggressive permissible price up to the order's limit price. All other displayed limit interest repriced pursuant to this paragraph (e) will remain at its new price unless the Price Bands move such that the price of resting limit-priced interest to buy (sell) would again be above (below) the Upper (Lower) Price Band.

(B) Non-displayed Limit-priced Interest. Incoming limit-priced interest that is non-displayable will be cancelled by the System if such interest to buy (sell) is priced above (below) the Upper (Lower) Price Band. Resting, non-displayed limit priced interest will be cancelled if such interest to buy (sell) is priced above (below) the Upper (Lower) Price Band (i.e., aggressively priced through the applicable Price band) or if such interest is priced below (above) the Lower (Upper) Price Band (i.e., non-aggressively priced outside of the applicable Price Band).

(3) Pegged Interest. Pegged Orders to buy (sell) shall peg to the specified pegging price or the Upper (Lower) Price Band, whichever is lower (higher).

(4) Routable Orders. If routing is permitted based on a User's instructions, orders shall be routed away from the Exchange pursuant to Rule 11.11, provided that the System shall not route buy (sell) interest at a price above (below) the Upper (Lower) Price Band.

(5) Sell Short Orders. During a short sale price test restriction pursuant to Rule 201 of Regulation SHO, orders with a Short Sale instruction priced below the Lower Price Band shall be repriced to the higher of the Lower Price Band or the Permitted Price, as defined in Rule 11.6(i).

(ii) The Exchange shall implement a trading halt due to extraordinary market volatility/Market-Wide Circuit Breakers, as set forth in Rule 11.21.

(iii) The Exchange shall implement a trading halt when the Primary Listing Market declares a SIP Halt or a trading halt based on Extraordinary Market Activity, as defined in the Nasdaq UTP Plan.

(iv) The Exchange will halt trading for any security traded on the Exchange when the Primary Listing Market declares a Regulatory Halt for any such security. The following shall apply when implementing Regulatory Halts initiated by the Primary Listing Market:

(a) Start Time. The start time of a Regulatory Halt is when the Primary Listing Market declares the halt, regardless of whether an issue with communications impacts the dissemination of the notice.

(2) Resumption of Trading After a Regulatory Halt

(A) Resumption of Trading After a Regulatory Halt Other Than a SIP Halt

(i) The Exchange may resume trading after the Exchange receives notification from the Primary Listing Market that the Regulatory Halt has been terminated.

(B) Resumption of Trading After a SIP Halt

(i) For securities subject to a SIP Halt initiated by another exchange that is the Primary Listing Market, during Regular Trading Hours, the Exchange may resume trading after trading has resumed on the Primary Listing Market or notice has been received from the Primary Listing Market that trading may resume. During Regular Trading Hours, if the Primary Listing Market does not open a security within the amount of time specified by the rules of the Primary Listing Market after the SIP Halt Resume Time, the Exchange may resume trading in that security. Outside Regular Trading Hours, the Exchange may resume trading immediately after the SIP Halt Resume Time.

(3) On the occurrence of any Regulatory Halt pursuant to this Rule all outstanding orders in the System will be cancelled. While a security is subject to a Regulatory Halt the Exchange will not accept orders. At the end of the Regulatory Halt the Exchange shall re-open the security and again begin accepting orders.

(c) UTP Exchange Traded Products

(1) The Exchange may halt trading in UTP Exchange Traded Products on the Exchange:

(A) Pre-Market Session. If a UTP Exchange Traded Product begins trading on the Exchange in the Pre-Market Session and subsequently a temporary interruption occurs in the calculation or wide dissemination of the Intraday Indicative Value ("IIV") or the value of the underlying index, as applicable, to such UTP Exchange Traded Product, by a major market data vendor, the Exchange may continue to trade the UTP Exchange Traded Product for the remainder of the Pre-Market Session.

(B) Regular Trading Hours. During the Regular Trading Hours, if a temporary interruption occurs in the calculation or wide dissemination of the applicable IIV or value of the underlying index by a major market data vendor and the Primary Listing Market halts trading in the UTP Exchange Traded Product, the Exchange, upon notification by the Primary Listing Market of such halt due to such temporary interruption, also shall immediately halt trading in the UTP Exchange Traded Product on the Exchange.

(C) Post-Market Session and Next Business Day's Pre-Market Session.

(i) If the IIV or the value of the underlying index continues not to be calculated or widely available after the close of the Regular Trading Hours, the Exchange may trade the UTP Exchange Traded Product in the Post-Market Session only if the Primary Listing Market traded such securities until the close of its regular trading session without a halt.

(ii) If the IIV or the value of the underlying index continues not to be calculated or widely available as of the commencement of the Pre-Market Session on the next business day, the Exchange shall not commence trading of the UTP Exchange Traded Product in the PreMarket Session that day. If an interruption in the calculation or wide dissemination of the IIV or the value of the underlying index continues, the Exchange may resume trading in the UTP Exchange Traded Product only if calculation and wide dissemination of the IIV or the value of the underlying index resumes or trading in the UTP Exchange Traded Product resumes in the Primary Listing Market.

(d) Operational Halts

(1) Authority to Initiate an Operational Halt. The Exchange may declare an Operational Halt for any security trading on the Exchange:

(A) if it is experiencing Extraordinary Market Activity on the Exchange; or

(B) when otherwise necessary to maintain a fair and orderly market or in the public interest.

(2) Initiating an Operational Halt. On the occurrence of any Operational Halt pursuant to this Rule all outstanding orders in the System will be cancelled. The Exchange will notify the SIP if it has concerns about its ability to collect and transmit Quotation Information or Transaction Reports (as those terms are defined in the Nasdaq UTP Plan), or if it has declared an Operational Halt or suspension of trading in one or more Eligible Securities (as that term is defined in the Nasdaq UTP Plan), pursuant to the procedures adopted by the Operating Committee.

(3) Resumption of Trading After an Operational Halt

(A) When the Exchange determines that trading may resume on its market in a fair and orderly manner and in accordance with its Rules it shall resume trading following an Operational Halt.

(B) During any Operational Halt, orders entered will not be accepted.

(C) Communications. Trading in a halted security shall resume at the time specified by the Exchange in a notice. The Exchange will notify all other Plan participants and the SIP of such an Operational Halt as well as provide notice that an Operational Halt has been lifted using such protocols and other emergency procedures as may be mutually agreed to between the Operating Committee and the Exchange. If the SIP is unable to disseminate notice of an Operational Halt or the Exchange is not open for trading, the Exchange will take reasonable steps to provide notice of an Operational Halt, which shall include both the type and start time of the Operational Halt. Each Plan participant shall continuously monitor communication protocols established by the Operating Committee and the Processor during market hours to disseminate notice of an Operational Halt, and the failure of a participant to do so shall not prevent the Exchange from initiating an Operational Halt in accordance with the procedures specified herein.

Rule 11.23. Short Sale Circuit Breakers

Once a Short Sale Circuit Breaker pursuant to Rule 201 of Regulation SHO has been triggered during Regular Trading Hours, the price test restriction of Rule 201 will be in place for the applicable covered security for the remainder of the trading day on which the Short Sale Circuit Breaker is triggered, through the next U.S. Business Day after the trading day on which the Short Sale Circuit Breaker is triggered, and until 4 a.m. on the U.S. Business Day after the next U.S. Business Day after the trading day on which the Short Sale Circuit Breaker is triggered, unless the listing market for the covered security provides a notification via the Securities Information Processor feeds indicating that the price test restriction is no longer in effect at a time earlier than 4 a.m. on the U.S. Business Day after the next U.S. Business Day after the trading day on which the Short Sale Circuit Breaker is triggered.

CHAPTER 12. TRADING PRACTICE RULES

Rule 12.1. Market Manipulation

No Member shall execute or cause to be executed or participate in an account for which there are executed purchases of any security at successively higher prices, or sales of any security at successively lower prices, for the purpose of creating or inducing a false, misleading or artificial appearance of activity in such security on the Exchange or for the purpose of unduly or improperly influencing the market price for such security or for the purpose of establishing a price which does not reflect the true state of the market in such security.

Rule 12.2. Fictitious Transactions

No Member, for the purpose of creating or inducing a false or misleading appearance of activity in a security traded on the Exchange or creating or inducing a false or misleading appearance with respect to the market in such security shall:

(a) execute any transaction in such security which involves no change in the beneficial ownership thereof, or

(b) enter any order or orders for the purchase of such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the sale of such security, has been or will be entered by or for the same or different parties, or

(c) enter any order or orders for the sale of any such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the purchase of such security, has been or will be entered by or for the same or different parties.

Rule 12.3. Excessive Sales by a Member

No Member shall execute purchases or sales in any security traded on the Exchange for any account in which such Member is directly or indirectly interested, which purchases or sales are excessive in view of the Member's financial resources or in view of the market for such security.

Rule 12.4. Manipulative Transactions

(a) No Member shall participate or have any interest, directly or indirectly, in the profits of a manipulative operation or knowingly manage or finance a manipulative operation.

(b) Any pool, syndicate or joint account organized or used intentionally for the purpose of unfairly influencing the market price of a security shall be deemed to be a manipulative operation.

(c) The solicitation of subscriptions to or the acceptance of discretionary orders from any such pool, syndicate or joint account shall be deemed to be managing a manipulative operation.

(d) The carrying on margin of a position in such security or the advancing of credit through loans to any such pool, syndicate or joint account shall be deemed to be financing a manipulative operation.

Rule 12.5. Dissemination of False Information

No Member shall make any statement or circulate and disseminate any information concerning any security traded on the Exchange which such Member knows or has reasonable grounds for believing is false or misleading or would improperly influence the market price of such security.

Rule 12.6. Prohibition Against Trading Ahead of Customer Orders

(a) Except as provided herein, a Member that accepts and holds an order in an equity security from its own customer or a customer of another broker-dealer without immediately executing the order is prohibited from trading that security on the same side of the market for its own account at a price that would satisfy the customer order, unless it immediately thereafter executes the customer order up to the size and at the same or better price at which it traded for its own account.

(b) A Member must have a written methodology in place governing the execution and priority of all pending orders that is consistent with the requirements of this Rule. A Member also must ensure that this methodology is consistently applied.

Interpretations and Policies

.01 Large Orders and Institutional Account Exceptions. With respect to orders for customer accounts that meet the definition of an "institutional account" or for orders of 10,000 shares or more (unless such orders are less than $100,000 in value), a Member is permitted to trade a security on the same side of the market for its own account at a price that would satisfy such customer order, provided that the Member has provided clear and comprehensive written disclosure to such customer at account opening and annually thereafter that:

(a) discloses that the Member may trade proprietarily at prices that would satisfy the customer order, and

(b) provides the customer with a meaningful opportunity to opt in to the Rule 12.6 protections with respect to all or any portion of its order.

If the customer does not opt in to the Rule 12.6 protections with respect to all or any portion of its order, the Member may reasonably conclude that such customer has consented to the Member trading a security on the same side of the market for its own account at a price that would satisfy the customer's order.

In lieu of providing written disclosure to customers at account opening and annually thereafter, a Member may provide clear and comprehensive oral disclosure to and obtain consent from the customer on an order-by-order basis, provided that the Member documents who provided such consent and such consent evidences the customer's understanding of the terms and conditions of the order.

For purposes of this Rule, "**institutional account**" shall mean the account of:

(a) a bank, savings and loan association, insurance company or registered investment company;

(b) an investment adviser registered either with the Commission under Section 203 of the Investment Advisers Act or with a state securities commission (or any agency or office performing like functions); or

(c) any other person (whether a natural person, corporation, partnership, trust or otherwise) with total assets of at least $50 million.

.02 No-Knowledge Exception.

(a) With respect to NMS stocks (as defined in Rule 600 of Regulation NMS), if a Member implements and utilizes an effective system of internal controls, such as appropriate information barriers, that operate to prevent one trading unit from obtaining knowledge of customer orders held by a separate trading unit, those other trading units trading in a proprietary capacity may continue to trade at prices that would satisfy the customer orders held by the separate trading unit. A Member that structures its order handling practices in NMS stocks to permit its proprietary and/or market-making desk to trade at prices that would satisfy customer orders held by a separate trading unit must disclose in writing to its customers, at account opening and annually thereafter, a description of the manner in which customer orders are handled by the Member and the circumstances under which the Member may trade proprietarily at its proprietary and/or market-making desk at prices that would satisfy the customer order.

(b) If a Member implements and utilizes appropriate information barriers in reliance on this exception, the Member must uniquely identify such information barriers in place at the department within the Member where the order was received or originated. Appropriate information barriers must, at minimum, comply with the requirements set forth in Rule 5.5.

(c) Members must maintain records that indicate which orders rely on the No Knowledge Exception and submit these records to the Exchange upon request.

.03 Riskless Principal Exception. The obligations under this Rule shall not apply to a Member's proprietary trade if such proprietary trade is for the purposes of facilitating the execution, on a riskless principal basis, of an order from a customer (whether its own customer or the customer of another broker-dealer) (the "**facilitated order**"), provided that the Member:

(a) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to the Exchange (or another self-regulatory organization if not required under Exchange rules); and

(b) has written policies and procedures to ensure that riskless principal transactions for which the Member is relying upon this exception comply with applicable Exchange rules. At a minimum these policies and procedures must require that the customer order was received prior to the offsetting principal transaction, and that the offsetting principal transaction is at the same price as the customer order exclusive of any markup or markdown, commission equivalent or other fee and is allocated to a riskless principal or customer account in a consistent manner and within 60 seconds of execution.

A Member must have supervisory systems in place that produce records that enable the Member and the Exchange to reconstruct accurately, readily, and in a time-sequenced manner all facilitated orders for which the Member relies on this exception.

.04 ISO Exception. A Member shall be exempt from the obligation to execute a customer order in a manner consistent with this Rule with regard to trading for its own account that is the result of an intermarket sweep order ("**ISO**") routed in compliance with Rule 600(b)(30)(ii) of Regulation NMS where the customer order is received after the Member routed the ISO. Where a Member routes an ISO to facilitate a customer order and that customer has consented to not receiving the better prices obtained by the ISO, the Member also shall be exempt with respect to any trading for its own account that is the result of the ISO with respect to the consenting customer's order.

.05 Odd Lot and Bona Fide Error Transaction Exceptions. The obligations under this Rule shall not apply to a Member's proprietary trade that is (1) to offset a customer order that is an amount less than a normal unit of trading; or (2) to correct a bona fide error. Members are required to demonstrate and document the basis upon which a transaction meets the bona fide error exception. For purposes of this Rule, a bona fide error is:

(a) the inaccurate conveyance or execution of any term of an order, including, but not limited to, price, number of shares or other unit of trading; identification of the security; identification of the account for which securities are purchased or sold; lost or otherwise misplaced order tickets; short sales that were instead sold long or vice versa; or the execution of an order on the wrong side of the market;

(b) the unauthorized or unintended purchase, sale, or allocation of securities or the failure to follow specific client instructions;

(c) the incorrect entry of data into relevant systems, including reliance on incorrect cash positions, withdrawals, or securities positions reflected in an account; or

(d) a delay, outage, or failure of a communication system used to transmit market data prices or to facilitate the delivery or execution of an order.

.06 Minimum Price Improvement Standards. The minimum amount of price improvement necessary for a Member to execute an order on a proprietary basis when holding an unexecuted limit order in that same security, and not be required to execute the held limit order is as follows:

(a) For customer limit orders priced greater than or equal to $1.00, the minimum amount of price improvement required is $0.01 for NMS stocks;

(b) For customer limit orders priced greater than or equal to $0.01 and less than $1.00, the minimum amount of price improvement required is the lesser of $0.01 or one-half (1/2) of the current inside spread;

(c) For customer limit orders priced less than $0.01 but greater than or equal to $0.001, the minimum amount of price improvement required is the lesser of $0.001 or one-half (1/2) of the current inside spread;

(d) For customer limit orders priced less than $0.001 but greater than or equal to $0.0001, the minimum amount of price improvement required is the lesser of $0.0001 or one-half (1/2) of the current inside spread;

(e) For customer limit orders priced less than $0.0001 but greater than or equal to $0.00001, the minimum amount of price improvement required is the lesser of $0.00001 or one half (1/2) of the current inside spread;

(f) For customer limit orders priced less than $0.00001, the minimum amount of price improvement required is the lesser of $0.000001 or one-half (1/2) of the current inside spread; and

(g) For customer limit orders priced outside the best inside market, the minimum amount of price improvement required must either meet the requirements set forth above or the Member must trade at a price at or inside the best inside market for the security.

In addition, if the minimum price improvement standards above would trigger the protection of a pending customer limit order, any better-priced customer limit order(s) must also be protected under this Rule, even if those better-priced limit orders would not be directly triggered under the minimum price improvement standards above.

.07 Order Handling Procedures. A Member must make every effort to execute a marketable customer order that it receives fully and promptly. A Member that is holding a customer order that is marketable and has not been immediately executed must make every effort to cross such order with any other order received by the Member on the other side of the market up to the size of such order at a price that is no less than the best bid and no greater than the best offer at the time that the subsequent order is received by the Member and that is consistent with the terms of the orders. In the event that a Member is holding multiple orders on both sides of the market that have not been executed, the Member must make every effort to cross or otherwise execute such orders in a manner that is reasonable and consistent with the objectives of this Rule and with the terms of the orders. A Member can satisfy the crossing requirement by contemporaneously buying from the seller and selling to the buyer at the same price.

.08 Trading Outside Normal Market Hours. Members generally may limit the life of a customer order to the period of normal market hours of 9:30 a.m. to 4:00 p.m. Eastern Time. However, if the customer and Member agree to the processing of the customer's order outside normal market hours, the protections of this Rule shall apply to that customer's order at all times the customer order is executable by the Member.

Rule 12.7. Joint Activity

No Member, directly or indirectly, shall hold any interest or participation in any joint account for buying or selling in a security traded on the Exchange, unless such joint account is promptly reported to the Exchange. The report should contain the following information for each account:

(a) the name of the account, with names of all participants and their respective interests in profits and losses;

(b) a statement regarding the purpose of the account;

(c) the name of the Member carrying and clearing the account; and

(d) a copy of any written agreement or instrument relating to the account.

Rule 12.8. Influencing the Consolidated Tape

No Member shall attempt to execute a transaction or transactions to buy or sell a security for the purpose of influencing any report appearing on the Consolidated Tape.

Rule 12.9. Trade Shredding

No Member or associated person of a Member may engage in "trade shredding". Trade shredding is conduct that has the intent or effect of splitting any order into multiple smaller orders for execution or any execution into multiple smaller executions for the primary purpose of maximizing a monetary or in-kind amount to be received by the Member or associated person of a Member as a result of the execution of such orders or the transaction reporting of such executions. For purposes of this Rule 12.9, "**monetary or in-kind amount**" shall be defined to include, but not be limited to, any credits, commissions, gratuities, payments for or rebates of fees, or any other payments of value to the Member or associated person of a Member.

Rule 12.10. Options

(a) No Member shall initiate the purchase or sale on the Exchange for its own account, or for any account in which it is directly or indirectly interested, of any stock of any issuer in which it holds or has granted any put, call, straddle or option; provided, however, that this prohibition shall not be applicable in respect of any option issued by The Options Clearing Corporation.

(b) No Member acting as an odd-lot dealer shall become interested directly or indirectly, in a pool dealing or trading in the stock of any issuer in which it is an odd-lot dealer, nor shall it acquire or grant directly or indirectly, any option to buy or sell, receive or deliver shares of stock of any issuer in which such Member is an odd-lot dealer, unless such option is issued by The Options Clearing Corporation.

Rule 12.11. Best Execution

In executing customer orders, a Member is not a guarantor of "best execution" but must use the care of a reasonably prudent person in the light of all circumstances deemed relevant by the Member and having regard for the Member's brokerage judgment and experience.

Interpretations and Policies

.01 As part of a Member's fiduciary obligation to provide best execution for its customer limit orders, the Member shall refer to, and comply with, Rule 604 promulgated under the Act.

Rule 12.12. Publication of Transactions and Changes

(a) The Exchange shall cause to be disseminated for publication on the Consolidated Tape all last sale price reports of transactions executed through the facilities of the Exchange pursuant to the requirements of an effective transaction reporting plan approved by the Commission.

(b) To facilitate the dissemination of such last sale price reports, each Member shall cause to be reported to the Exchange, as promptly as possible after execution, all information concerning each transaction required by the effective transaction reporting plan.

(c) An official of the Exchange shall approve any corrections to reports transmitted over the Consolidated Tape. Any such corrections shall be made within one day after detection of the error.

Rule 12.13. Trading Ahead of Research Reports

(a) No Member shall use any facility of the Exchange to establish, increase, decrease or liquidate an inventory position in a security based on non-public advance knowledge of the content or timing of a research report in that security.

(b) Members must establish, maintain and enforce policies and procedures reasonably designed to restrict or limit the information flow between research department personnel, or other persons with knowledge of the content or timing of a research report, and trading department personnel, so as to prevent trading department personnel from utilizing non-public advance knowledge of the issuance or content of a research report for the benefit of the Member or any other person.

Rule 12.14. Front Running of Block Transactions

(a) Members and persons associated with a Member shall comply with FINRA Rule 5270 as if such Rule were part of the Exchange's rules.

(b) Front Running of Non-Block Transactions. Although the prohibitions in FINRA Rule 5270 are limited to imminent block transactions, the front running of other types of orders that place the financial interests of the Member or persons associated with a Member ahead of those of its customer or the misuse of knowledge of an imminent customer order may violate other Exchange rules, including Rule 3.1 and Rule 12.6, or provisions of the federal securities laws.

Rule 12.15. Disruptive Quoting and Trading Activity Prohibited

No Member shall engage in or facilitate disruptive quoting and trading activity on the Exchange, as described in Interpretation and Policies .01 and .02 of this Rule, including acting in concert with other persons to effect such activity.

Interpretations and Policies

.01 For purposes of this Rule, disruptive quoting and trading activity shall include a frequent pattern in which the following facts are present:

(a) Disruptive Quoting and Trading Activity Type 1:

(1) a party enters multiple limit orders on one side of the market at various price levels (the "**Displayed Orders**"); and

(2) following the entry of the Displayed Orders, the level of supply and demand for the security changes; and

(3) the party enters one or more orders on the opposite side of the market of the Displayed Orders (the "**Contra-Side Orders**") that are subsequently executed; and

(4) following the execution of the Contra-Side Orders, the party cancels the Displayed Orders.

(b) Disruptive Quoting and Trading Activity Type 2:

(1) a party narrows the spread for a security by placing an order inside the NBBO; and

(2) the party then submits an order on the opposite side of the market that executes against another market participant that joined the new inside market established by the order described in paragraph (b)(1).

.02 Applicability. For purposes of this Rule, disruptive quoting and trading activity shall include a frequent pattern in which the facts listed above are present. Unless otherwise indicated, the order of the events indicating the pattern does not modify the applicability of the Rule. Further, disruptive quoting and trading activity includes a pattern or practice in which all of the quoting and trading activity is conducted on the Exchange as well as a pattern or practice in which some portion of the quoting or trading activity is conducted on the Exchange and the other portions of the quoting or trading activity is conducted on one or more other exchanges.

CHAPTER 13. MISCELLANEOUS PROVISIONS

Rule 13.1. Comparison and Settlement Requirements

(a) Every Member who is a Member of a qualified clearing agency shall implement comparison and settlement procedures under the rules of such entity and every Member who is not such a Member shall implement comparison and settlement procedures which conform to the comparison and settlement requirements of the FINRA Uniform Practice Code.

(b) For purposes of this Rule, a qualified clearing agency shall mean a clearing agency (as defined in the Act) which has agreed to supply the Exchange with data reasonably requested in order to permit the Exchange to enforce compliance by its Members and Member organizations with the provisions of the Act, the rules and regulations thereunder, and the rules of the Exchange.

(c) Anything contained in paragraph (a) to the contrary notwithstanding, the Board may extend or postpone the time of the delivery of an Exchange transaction whenever, in its opinion, such action is called for by the public interest, by just and equitable principles of trade or by the need to meet unusual conditions. In such case, delivery shall be effected at such time, place and manner as directed by the Board.

Rule 13.2. Failure to Deliver and Failure to Receive

Borrowing and deliveries shall be effected in accordance with Rule 203 of Regulation SHO, under the Exchange Act.

The Exchange incorporates by reference Rules 200 (17 CFR 242.200) and 203 (17 CFR 242.203) of Regulation SHO, to this Rule 13.2, as if they were fully set forth herein.

Rule 13.3. Forwarding of Proxy and Other Issuer-Related Materials; Proxy Voting

(a) A Member when so requested by an issuer and upon being furnished with: (1) sufficient copies of proxy materials, annual reports, information statements or other material required by law to be sent to security holders periodically, and (2) satisfactory assurance that it will be reimbursed by such issuer for all out of pocket expenses, including reasonable clerical expenses, shall transmit promptly to each beneficial owner of securities (or the beneficial owner's designated investment adviser as defined in Interpretation and Policy .01 to this Rule) of such issuer which are in its possession and control and registered in a name other than the name of the beneficial owner all such material furnished. In the event of a proxy solicitation, such material shall include a signed proxy indicating the number of shares held for such beneficial owner and bearing a symbol identifying the proxy with proxy records maintained by the Member, and a letter informing the beneficial owner (or the beneficial owner's designated investment adviser) of the time limit and necessity for completing the proxy form and forwarding it to the person soliciting proxies prior to the expiration of the time limit in order for the shares to be represented at the meeting. A Member shall furnish a copy of the symbols to the person soliciting the proxies and shall also retain a copy thereof pursuant to the provisions of Exchange Act Rule 17a-4. This paragraph shall not apply to beneficial owners residing outside of the United States of America though Members may voluntarily comply with the provisions hereof in respect of such persons if they so desire.

(b) No Member shall give a proxy to vote stock that is registered in its name, unless: (i) such Member is the beneficial owner of such stock; (ii) such proxy is given pursuant to the written instructions of the beneficial owner; or (iii) such proxy is given pursuant to the rules of any national securities exchange or association of which it is a member provided that the records of the Member clearly indicate the procedure it is following.

(c) Notwithstanding the foregoing, a Member that is not the beneficial owner of a security registered under Section 12 of the Exchange Act is prohibited from granting a proxy to vote the security in connection with a shareholder vote on the election of a member of the board of directors of an issuer (except for a vote with respect to uncontested election of a member of the board of directors of any investment company registered under the Investment Company Act of 1940), executive compensation, or any other significant matter, as determined by the Commission, by rule, unless the beneficial owner of the security has instructed the Member to vote the proxy in accordance with the voting instructions of the beneficial owner.

(d) Notwithstanding the foregoing, a Member may give a proxy to vote any stock registered in its name if such Member holds such stock as executor, administrator, guardian, trustee, or in a similar representative or fiduciary capacity with authority to vote. A Member that has in its possession or within its control stock registered in the name of another Member and that desires to transmit signed proxies pursuant to the provisions of paragraph (a) of this Rule, shall obtain the requisite number of signed proxies from such holder of record. Notwithstanding the foregoing: (1) any Member designated by a named Employee Retirement Income Security Act of 1974 (as amended) ("**ERISA**") Plan fiduciary as the investment manager of stock held as assets of the ERISA Plan may vote the proxies in accordance with the ERISA Plan fiduciary responsibilities if the ERISA Plan expressly grants discretion to the investment manager to manage, acquire, or dispose of any plan asset and has not expressly reserved the proxy voting right for the named ERISA Plan fiduciary; and (2) any designated investment adviser may vote such proxies.

Interpretations and Policies

.01 For purposes of this Rule, the term "**designated investment adviser**" is a person registered under the Investment Advisers Act of 1940, or registered as an investment adviser under the laws of a state, who exercises investment discretion pursuant to an advisory contract for the beneficial owner and is designated in writing by the beneficial owner to receive proxy and related materials and vote the proxy, and to receive annual reports and other material sent to security holders.

(a) For purposes of this Rule, the term "**state**" shall have the meaning given to such term in Section 202(a)(19) of the Investment Advisers Act (as the same may be amended from time to time).

(b) The written designation must be signed by the beneficial owner; be addressed to the Member; and include the name of the designated investment adviser.

(c) Members that receive such a written designation from a beneficial owner must ensure that the designated investment adviser is registered with the SEC pursuant to the Investment Advisers Act, or with a state as an investment adviser under the laws of such state, and that the investment adviser is exercising investment discretion over the customer's account pursuant to an advisory contract to vote proxies and/or to receive proxy soliciting material, annual reports and other material. Members must keep records substantiating this information.

(d) Beneficial owners have an unqualified right at any time to rescind designation of the investment adviser to receive materials and to vote proxies. The rescission must be in writing and submitted to the Member.

Rule 13.4. Usage of Data Feeds

(a) The Exchange uses the following data feeds for the handling, execution and routing of orders, as well as for surveillance necessary to monitor compliance with applicable securities laws and Exchange rules:

Market Center	**Primary Source**	**Secondary Source**
Cboe BYX	CQS/UQDF	n/a
Cboe BZX	Direct Feed	CQS/UQDF
Cboe EDGA	CQS/UQDF	n/a
Cboe EDGX	Direct Feed	CQS/UQDF
FINRA ADF	CQS/UQDF	n/a
IEX	Direct Feed	CQS/UQDF
Nasdaq	Direct Feed	CQS/UQDF
Nasdaq PSX	CQS/UQDF	n/a
Nasdaq BX	CQS/UQDF	n/a

NYSE	Direct Feed	CQS/UQDF
NYSE American	CQS/UQDF	n/a
NYSE Arca	Direct Feed	CQS/UQDF
NYSE Chicago	CQS/UQDF	n/a
NYSE National	CQS/UQDF	n/a
LTSE	CQS/UQDF	n/a
MEMX	Direct Feed	CQS/UQDF
MIAX	Direct Feed	CQS/UQDF

(b) The Exchange may adjust its calculation of the NBBO based on information about orders sent to other venues with protected quotations, execution reports received from those venues, and certain orders received by the Exchange.

Rule 13.5. Commissions

Nothing in the Exchange Rules, the Exchange LLC Agreement or the Exchange practices shall be construed to require, authorize or permit any Member, or any person associated with a Member, to agree or arrange, directly or indirectly, for the charging of fixed rates of commission for transactions effected on, or effected by the use of the facilities of, the Exchange.

Rule 13.6. Off-Exchange Transactions

No rule, stated policy or practice of this Exchange shall prohibit or condition, or be construed to prohibit or condition or otherwise limit, directly or indirectly, the ability of any Member to effect any transaction otherwise than on this Exchange with another person in any security listed on this Exchange or to which unlisted trading privileges on this Exchange have been extended.

Rule 13.7. Regulatory Services Agreements

The Exchange may enter into one or more agreements with another self-regulatory organization to provide regulatory services to the Exchange to assist the Exchange in discharging its obligations under Section 6 and Section 19(g) of the Securities Exchange Act of 1934. Any action taken by another self-regulatory organization, or its employees or authorized agents, acting on behalf of the Exchange pursuant to a regulatory services agreement shall be deemed to be an action taken by the Exchange; provided, however, that nothing in this provision shall affect the oversight of such other self-regulatory organization by the Commission. Notwithstanding the fact that the Exchange may enter into one or more regulatory services agreements, the Exchange shall retain ultimate legal responsibility for, and control of, its self-regulatory responsibilities, and any such regulatory services agreement shall so provide.

Rule 13.8. Data Products

(a) 24X Depth. 24X Depth is a data feed that contains all displayed orders for listed securities trading on the Exchange, order executions, order cancellations, order modifications, order identification numbers, and administrative messages.

(b) 24X Top. 24X Top is an uncompressed data feed that offers top of book quotations based on equity orders entered into the System.

(c) 24X Last Sale. 24X Last Sale is an uncompressed data feed that offers only execution information based on equity orders entered into the System.

(d) 24X Historical Data. 24X Historical Data is a data product that offers historical equities data.

CHAPTER 14. TRADING ON AN UNLISTED TRADING PRIVILEGES BASIS

Rule 14.1. Unlisted Trading Privileges

(a) The Exchange may extend unlisted trading privileges ("**UTP**") to any security that is an NMS Stock that is listed on another national securities exchange or with respect to which unlisted trading privileges may otherwise be extended in accordance with Section 12(f) of the Exchange Act and any such security shall be subject to all Exchange rules applicable to trading on the Exchange, unless otherwise noted.

(b) UTP Exchange Traded Product. Any UTP security that is a UTP Exchange Traded Product, as defined in Rule 1.5, will be subject to the additional following rules:

(1) Information Circular. The Exchange will distribute an information circular prior to the commencement of trading in each such UTP Exchange Traded Product that generally includes the same information as is contained in the information circular provided by the listing exchange, including (a) the special risks of trading the new Exchange Traded Product, (b) the Exchange Rules that will apply to the new Exchange Traded Product, and (c) information about the dissemination of value of the underlying assets or indices.

(2) Product Description.

(A) Scope of Product Description Requirements. The provisions of this subparagraph (2) apply only to UTP Exchange Traded Products that are the subject of an order by the Commission exempting such series from certain prospectus delivery requirements under Section 24(d) of the Investment Company Act of 1940 and are not otherwise subject to prospectus delivery requirements under the Securities Act of 1933.

(B) Written Description of Terms and Conditions. The Exchange will inform Members of the application of the provisions of this subparagraph to UTP Exchange Traded Products by means of an information circular. The Exchange requires that Members provide each purchaser of UTP Exchange Traded Products a written description of the terms and characteristics of those securities, in a form approved by the Exchange or prepared by the open-ended management company issuing such securities, not later than the time a confirmation of the first transaction in such securities is delivered to such purchaser. In addition, Members will include a written description with any sales material relating to UTP Exchange Traded Products that is provided to customers or the public. Any other written materials provided by a Member to customers or the public making specific reference to the UTP Exchange Traded Products as an investment vehicle must include a statement substantially in the following form:

"A circular describing the terms and characteristics of [the UTP Exchange Traded Products] has been prepared by the [open-ended management investment company name] and is available from your broker. It is recommended that you obtain and review such circular before purchasing [the UTP Exchange Traded Products]."

A Member carrying an omnibus account for a non-Member is required to inform such non-Member that execution of an order to purchase UTP Exchange Traded Products for such omnibus account will be deemed to constitute an agreement by the non-Member to make such written description available to its customers on the same terms as are directly applicable to the Member under this Rule.

(C) Customer Requests for a Prospectus. Upon request of a customer, a Member will also provide a prospectus for the particular UTP Exchange Traded Product.

(3) Trading Halts. The Exchange will halt trading in a UTP Exchange Traded Product as provided for in Rule 11.21 and 11.22. Nothing in this rule will limit the power of the Exchange under the Rules or procedures of the Exchange with respect to the Exchange's ability to suspend trading in any securities if such suspension is necessary for the protection of investors or in the public interest.

(4) Market Maker Restrictions. The following restrictions will apply to each Member acting as a registered Market Maker on the Exchange in a UTP Exchange Traded Product that derives its value from one or more currencies, commodities, or derivatives based on one or more currencies or commodities, or is based on a basket or index composed of currencies or commodities (collectively, "**Reference Assets**"):

(A) The Member acting as a registered Market Maker on the Exchange in a UTP Exchange Traded Product must file with the Exchange, in a manner prescribed by the Exchange, and keep current a list identifying all accounts for trading the underlying physical asset or commodity, related futures or options on futures, or any other related derivatives (collectively with Reference Assets, "Related Instruments"), which the Member acting as a registered Market Maker on the Exchange may have or over which it may exercise investment discretion. No Member acting as a registered Market Maker on the Exchange in the UTP Exchange Traded Product will trade in the underlying physical asset or commodity, related futures or options on futures, or any other related derivatives, in an account in which a Member acting as a registered Market Maker on the Exchange, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, which has not been reported to the Exchange as required by this Rule.

(B) A Market Maker on the Exchange will, in a manner prescribed by the Exchange, file with the Exchange and keep current a list identifying any accounts ("**Related Instrument Trading Accounts**") for which Related Instruments are traded:

(i) in which the Market Maker holds an interest;

(ii) over which it has investment discretion; or

(iii) in which it shares in the profits and/or losses.

A Market Maker on the Exchange may not have an interest in, exercise investment discretion over, or share in the profits and/or losses of a Related Instrument Trading Account that has not been reported to the Exchange as required by this Rule.

(C) In addition to the existing obligations under Exchange rules regarding the production of books and records, a Market Maker on the Exchange will, upon request by the Exchange, make available to the Exchange any books, records, or other information pertaining to any Related Instrument Trading Account or to the account of any registered or non-registered employee affiliated with the Market Maker on the Exchange for which Related Instruments are traded.

(D) A Market Maker on the Exchange will not use any material nonpublic information in connection with trading a Related Instrument.

(5) Surveillance. The Exchange will enter into comprehensive surveillance sharing agreements with markets that trade components of the index or portfolio on which the UTP Exchange Traded Product is based to the same extent as the listing exchange's rules require the listing exchange to enter into comprehensive surveillance sharing agreements with such markets.

CHAPTER 15. DUES, FEES, ASSESSMENTS AND OTHER CHARGES, EFFECTIVE DATE

Rule 15.1. Authority to Prescribe Dues, Fees, Assessments and Other Charges

(a) Generally.

The Exchange may prescribe such reasonable dues, fees, assessments or other charges as it may, in its discretion, deem appropriate. Such dues, fees, assessments and charges may include membership dues, transaction fees, communication and technology fees, regulatory charges, listing fees, and other fees and charges as the Exchange may determine. All such dues, fees and charges shall be equitably allocated among Members, issuers and other persons using the Exchange's facilities.

(b) Regulatory Transaction Fee.

Under Section 31 of the Act, the Exchange must pay certain fees to the Commission. To help fund the Exchange's obligations to the Commission under Section 31, this Regulatory Transaction Fee is assessed to Members. To the extent there may be any excess monies collected under this Rule, the Exchange may retain those monies to help fund its general operating expense. Each Member engaged in executing transactions on the Exchange shall pay, in such manner and at such times as the Exchange shall direct, a Regulatory Transaction Fee equal to (i) the rate determined by the Commission to be applicable to covered sales occurring on the Exchange in accordance with Section 31 of the Act multiplied by (ii) the Member's aggregate dollar amount of covered sales occurring on the Exchange during any computational period.

(c) Schedule of Fees.

The Exchange will provide Members with notice of all relevant dues, fees, assessments and charges of the Exchange. Such notice may be made available to Members on the Exchange's website or by any other method deemed reasonable by the Exchange.

(d) Cross-Connection Pass Through Fees.

To the extent the Exchange is charged a fee by a third party that results directly from a Member cross-connecting its trading hardware to the Exchange's System from another Trading Center's system that is located in the same data center as the Exchange, the Exchange will pass that fee on, in full and without mark-up, to the Member.

(e) Registration and Processing Fees (CRD).

The following fees will be collected and retained by FINRA via the CRD registration system for the registration of associated persons of Members that are not also FINRA members:

(1) $125 for each initial Form U4 filed for the registration of a representative or principal;

(2) $110 for the additional processing of each initial or amended Form U4, Form U5 or Form BD that includes the initial reporting, amendment, or certification of one or more disclosure events or proceedings;

(3) $45 annually for each of the Member's registered representatives and principals for system processing;

(4) $15 for processing and posting to the CRD system each set of fingerprint cards submitted electronically by the Member, plus a pass through of any other charge imposed by the United States Department of Justice for processing each set of fingerprints;

(5) $30 for processing and posting to the CRD system each set of fingerprint cards submitted in non-electronic format by the Member, plus a pass-through of any other charge imposed by the United States Department of Justice for processing each set of fingerprints; and

(6) $30 for processing and posting to the CRD system each set of fingerprint results and identifying information that has been processed through a self-regulatory organization other than FINRA.

Rule 15.2. Regulatory Revenues

Any revenues received by the Exchange from fees derived from its regulatory function or regulatory fines will not be used for non-regulatory purposes or distributed to 24X US Holdings LLC, but rather, shall be applied to fund the legal and regulatory operations of the Exchange (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers (except in the event of liquidation of the Exchange, which case 24X US Holdings LLC will be entitled to the distribution of the remaining assets of the Exchange).

Rule 15.3. Collection of Exchange Fees and Other Claims and Billing Policy

(a) Collection Through Direct Debit. Each Member, and all applicants for registration as such, shall be required to provide one or more clearing account numbers that correspond to an account(s) at the National Securities Clearing Corporation ("**NSCC**") for purposes of permitting the Exchange to debit any undisputed or final fees, fines, charges and/or other monetary sanctions or other monies due and owing to the Exchange or other charges pursuant to Rule 15.1, including the Exchange Fee Schedule thereto; Regulatory Transaction Fees pursuant to Rule 15.1(b); dues, assessments and other charges pursuant to Rule 2.9 to the extent the Exchange were to determine to charge such fees; and fines, sanctions and other charges pursuant to Chapter 8 of the Exchange Rules which are due and owing to the Exchange. The Exchange will, upon request, waive the requirement for a Member or applicant for registration as such to provide an NSCC clearing account number and instead require such Member or applicant to provide alternative payment instructions as agreed to by the Exchange for purposes of permitting the Exchange to debit any of the fees, fines, charges and/or other monetary sanctions or other monies due and owing to the

Exchange listed above; provided, however, that the Exchange reserves the right to require any such Member or applicant to provide an NSCC clearing account number for such purposes as set forth above if the Exchange encounters repeated failed collection attempts using such alternative payment instructions.

(b) Pricing Disputes. All pricing disputes concerning fees, which are listed in paragraph (a), which are billed by the Exchange must be submitted to the Exchange in writing and must be accompanied by supporting documentation. If a Member disputes an invoice, the Exchange will not include the disputed amount in the debit if the Member has provided written notification of the dispute to the Finance Department of the Exchange by the later of the 16th business day of the month or ten (10) days after the date the electronic invoice was sent to the Member, and the amount in dispute is at least $10,000 or greater. All pricing disputes must be submitted no later than sixty (60) days after receipt of a billing invoice.

(c) Billing Errors. All fees and rebates assessed by the Exchange prior to the three full calendar months before the month in which the Exchange becomes aware of a billing error shall be considered final.

Interpretations and Policies

.01 Fees Collected by FINRA.

The Exchange will not debit fees due to FINRA pursuant to Exchange Rule 15.1(a), which are collected and retained by FINRA.

24X National Exchange LLC
Date of filing: June 30, 2025
Date as of which the information is accurate: June 30, 2025

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. *Name and address of organization.*
2. *Form of organization (e.g., association, corporation, partnership, etc.).*
3. *Name of state and statute citation under which organized. Date of incorporation in present form.*
4. *Brief description of nature and extent of affiliation.*
5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*
6. *A copy of the constitution.*
7. *A copy of the articles of incorporation or association including all amendments.*
8. *A copy of existing by-laws or corresponding rules or instruments.*
9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*
10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

24X Bermuda Holdings LLC

1. *Name and address of organization.*

   24X Bermuda Holdings LLC ("**24X Bermuda Holdings**") is located at: Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X Bermuda Holdings is a limited liability company.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X Bermuda Holdings is formed under the laws of Bermuda, under Section 29 of the Bermuda Limited Liability Company Act 2016. 24X Bermuda Holdings was formed on October 1, 2021.

4. *Brief description of nature and extent of affiliation.*

   24X National Exchange LLC (the "**Exchange**") is a wholly owned subsidiary of 24X US (as defined below). In turn, 24X US is a wholly owned subsidiary of 24X Bermuda Holdings.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X Bermuda Holdings is the entity through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange. 24X Bermuda Holdings, as a holding company, will not conduct any business operations.

   24X Bermuda Holdings does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X Bermuda Holdings will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

   Attached as Exhibit C-1 is the Certificate of Formation of 24X Bermuda Holdings.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   Attached as Exhibit C-2 is the Third Amended and Restated Limited Liability Company Agreement of 24X Bermuda Holdings.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTORS	
Name	**Title**

Dmitri Galinov	CEO / Director
Andy Ross	Independent Director
Adam Carson	Independent Director
Jason Woerz	President / Director
Pete Casella	Independent Director
Tim Cartledge	Independent Director
OFFICERS	
Paul Millward	Head of Product
David Sassoon	General Counsel and Secretary

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Association with the Exchange has not ceased during the previous year.

<u>24X Bermuda Limited</u>

1. *Name and address of organization.*

   24X Bermuda Limited ("**24X Bermuda**") is located at: Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X Bermuda is a company limited by shares.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X Bermuda is formed under the laws of Bermuda, under Section 14 of the Companies Act 1981. 24X Bermuda was formed on January 9, 2019.

4. *Brief description of nature and extent of affiliation.*

   24X Bermuda is a wholly owned subsidiary of 24X Bermuda Holdings.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X Bermuda operates a platform for the trading of foreign exchange products.

   24X Bermuda does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X Bermuda will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

   Attached as Exhibit C-3 is the Certificate of Incorporation of 24X Bermuda.

   Attached as Exhibit C-4 is the Memorandum of Association of 24X Bermuda.

   Attached as Exhibit C-5 is the Certificate of Change of Name.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   Attached as Exhibit C-6 is the Bye-laws of 24X Bermuda.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTORS	
Name	**Title**
Dmitri Galinov	CEO / Director
Andy Ross	Independent Director
Adam Carson	Independent Director
Jason Woerz	President / Director
Pete Casella	Independent Director
Tim Cartledge	Independent Director
OFFICERS	

Paul Millward	Head of Product
David Sassoon	General Counsel and Secretary

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Association with the Exchange has not ceased during the previous year.

<u>24 Exchange UK LTD</u>

1. *Name and address of organization.*

   24 Exchange UK LTD ("**24X UK**") is located at 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X UK is a private company limited by shares.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X UK is formed under the laws of the United Kingdom, under Section 7 of the Companies Act 2006. 24X UK was formed on April 16, 2019.

4. *Brief description of nature and extent of affiliation.*

   24X Bermuda Holdings directly wholly owns 24X Bermuda, and in turn, 24X Bermuda directly wholly owns 24X UK.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X UK does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X UK will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

Attached as Exhibit C-7 are the Articles of Association of 24X UK.

Attached as Exhibit C-8 is the Certificate of Incorporation of 24X UK.

Attached as Exhibit C-9 is the Share Certificate of 24X UK.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   See attached Articles of Association.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTORS/OFFICERS	
Name	**Title**
Dmitri Galinov	CEO / Director
Paul Millward	Head of Product / Director
Oakwood Corporate Secretary Limited	Secretary

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Association with the Exchange has not ceased during the previous year.

<u>24X US Holdings LLC</u>

1. *Name and address of organization.*

   24X US Holdings LLC ("**24X US**") is located One Landmark Square, Suite 1815, Stamford, Connecticut 06901.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X US is a limited liability company.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X US is formed under the laws of the United States, under Subchapter II of the Delaware Limited Liability Company Act. 24X US was formed on September 28, 2021.

4. *Brief description of nature and extent of affiliation.*

   24X US is a wholly-owned subsidiary of 24X Bermuda Holdings, and directly holds 100% of the equity of the Exchange.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X US is a holding company for the Exchange. 24X US does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X US will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

   Attached as Exhibit C-10 is the Certificate of Formation of 24X US.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   Attached as Exhibit C-11 is the Second Amended and Restated Limited Liability Company Agreement of 24X US.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTOR(S)	
Name	**Title**
Dmitri Galinov	Director

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Association with the Exchange has not ceased during the previous year.

<u>MEMX Technologies LLC</u>

1. *Name and address of organization.*

MEMX Technologies LLC ("**MEMX Technologies**") is located at: 382 NE 191st St., Suite 92178, Miami, Florida 33179.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   MEMX Technologies is a limited liability company.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   MEMX Technologies was formed under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018.

4. *Brief description of nature and extent of affiliation.*

   MEMX Technologies will be a vendor of the Exchange. MEMX Technologies is not affiliated with the Exchange. MEMX Technologies is affiliated with MEMX LLC ("MEMX Exchange"), which is a registered national securities exchange. MEMX Technologies develops and operates proprietary trading technology necessary to operate a National Market System-compliant registered securities exchange. As described in Exhibit E, MEMX Technologies will be the vendor for 24X for both the hardware and software that is needed to operate and maintain the System. MEMX Exchange is not a party to any contract with, and has no business relationship with, 24X National Exchange LLC.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   The Exchange proposes to enter into an agreement with MEMX Technologies to license the technology underlying the Exchange. MEMX Technologies would provide technology support services to the Exchange, which would include (1) the development and testing of software and hardware necessary to operate the matching engine and connectivity to other exchanges via a third-party routing broker(s) and third party-developed functions (including clearing, custody and client connectivity), (2) the provision of technical support in order for the Exchange to operate and monitor the Exchange; and (3) the provision of ongoing system availability commitments, updates, fixes, and technology support.

   MEMX Technologies will supply all necessary hardware and connectivity to operate the System, install market-relevant software on the hardware platform, maintain the hardware and software, including updates to necessary software and systems. 24X will use MEMX Technologies' industry connection software to ensure compliance with trade reporting and clearance functions. MEMX Technologies will also support intra-day compliance monitoring by 24X and provide timely reporting to 24X's personnel of any potential Regulation SCI events (direct or indirect) or other operational issues with the System, pursuant to a service level agreement between the parties. All communications between the users of 24X and the System will be monitored and controlled by 24X Market Operations. 24X may contract with MEMX Technologies to handle situations where additional Market Operations coverage is needed, but those personnel will only be able to access either MEMX Exchange or 24X trade data in the course of a single trading day (which includes the Regular Trading Hours and the Pre-Market, Post-Market and 24X Market Sessions), but not both sets of trade data on the same day. The trading platforms operated by MEMX Technologies (including 24X National Exchange LLC, MEMX Exchange, and any other exchanges or trading platforms operated by MEMX Technologies) currently are and will be segregated to ensure that 24X is not deemed to be a facility of MEMX Exchange. MEMX Technologies will not use or disclose information or data (i) about or originating with 24X in its dealings with MEMX Exchange or any other platform or (ii) about or originating with MEMX Exchange or any other platform in its dealings with 24X.

All services provided to the Exchange by MEMX Technologies will be based upon requirements and instructions determined by the Exchange. Although MEMX Technologies would provide the technology support services, the Exchange shall be responsible for operating and monitoring its Exchange-related systems and administering Exchange Rules and other rules and regulations applicable to the Exchange. All systems and services provided by MEMX Technologies will be consistent with Exchange Rules, and the Exchange will be responsible for ensuring that such systems and services are consistent with Exchange Rules. The proposed agreement with MEMX Technologies is expected to include a multi-year, renewable term, and, in the event of termination of the agreement, an extended period to allow for the transition of the technology support services for the Exchange.

6. *A copy of the constitution.*

This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

The Certificate of Formation of MEMX Technologies is available with MEMX LLC's Form 1 and the amendments thereto, which are available on the SEC's website at https://www.sec.gov/rules/national-securities-exchanges-amendments.htm.

8. *A copy of existing by-laws or corresponding rules or instruments.*

The Limited Liability Company Agreement of MEMX Technologies is available with MEMX LLC's Form 1 and the amendments thereto, which are available on the SEC's website at https://www.sec.gov/rules/national-securities-exchanges-amendments.htm.

9. *The name and title of the present officers, governors, members of all standing committees,*

or persons performing similar functions.

The name and title of the present officers, governors, members of all standing committees, or persons performing similar function of MEMX Technologies are available with MEMX LLC's Form 1 and the amendments thereto, which are available on the SEC's website at https://www.sec.gov/rules/national-securities-exchanges-amendments.htm.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Not applicable.

<u>24X ETP India Private Limited</u>

1. *Name and address of organization.*

   24 ETP India Private Limited ("**24X ETP India**") is located at 1st Floor – 25 Sej Plaza Marve, NR Nutan Vidya Mandir Sch, Malad West, Mumbai – 400064, Maharashtra

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X ETP India is a private company limited by shares.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X ETP India is formed under the laws of India, under rule 18 of the Companies (Incorporation) Rules, 2014. 24X ETP India was formed on February 28, 2024.

4. *Brief description of nature and extent of affiliation.*

   24X Bermuda Holdings directly wholly owns 24X Bermuda, and in turn, 24X Bermuda directly wholly owns 24X ETP India.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X ETP India does not have any responsibilities with respect to the operation of the Exchange. It is currently dormant.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

Attached as Exhibit C-12 are the Articles of Association of 24X ETP India.

Attached as Exhibit C-13 is the Certificate of Incorporation of 24X ETP India.

8. *A copy of existing by-laws or corresponding rules or instruments.*

See attached Articles of Association of 24X ETP India.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTORS/OFFICERS	
Name	**Title**
Dmitri Galinov	CEO / Director
Jason Woerz	President / Director
Bethanabhotla Sai Krishna Saketh	Resident Director

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

Association with the Exchange has not ceased during the previous year.

Certificate of Formation
Limited Liability Company Act 2016
Pursuant to Section 30 (1)

24X Bermuda Holdings LLC (202100440)

Filing Date	04-Oct-2021 09:24:27

General details

Type of company	Exempted
Company Name	24X Bermuda Holdings LLC
Business activity category	Fintech activities and D.A.B.A. operations
Business activity description	Activities related to Financial technology (Fintech) and operations under the Digital Asset Business Act

Relevant Activities

Banking	No
Insurance	No
Fund management	No
Financing and leasing	No
Headquarters	No
Shipping	No
Distribution and service centres	No
Pure equity holding entity	Yes
Intellectual property	No
The entity did not conduct Relevant Activities	No
Other matters	

Address details

Address of registered office	c/-Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street, Hamilton, Pembroke, HM11, Bermuda

Managers

Name	Dmitri GALINOV
Address	8691 SW 62nd CT, Pinecrest, Florida, 33156-1802, United States
Email	[Not Provided]
Nationality	United States
Appointed Date	04-Oct-2021
Has Bermudian status	No
Resident	No
Percentage of voting rights	100.00
Submitted By	MAPLES CORPORATE SERVICES (BERMUDA) LIMITED DANIELLE ELIZABETH BAIKIE BERMUDA, CUMBERLAND HOUSE, 7TH FLOOR, 1 VICTORIA STREET, HAMILTON, PEMBROKE, HM11
Public filing document	Revised Certificate of Filing - 202100440 - 24X Bermuda Holdings LLC.pdf

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF 24X BERMUDA HOLDINGS LLC

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (such agreement, as amended from time to time, shall be referred to herein as this "**Agreement**"), dated December 9, 2024 (the "**Effective Date"**), of 24X Bermuda Holdings LLC, a limited liability company formed under the laws of Bermuda (the "**Company**"), among the holders of the Company's Preferred Units as may be listed on the Company's books and records from time to time (the "**Preferred Members**"), and the holders of the Company's Common Units and Non-Voting Units as may be listed on the Company's books and records from time to time (the "**Common Members**," and together with the Preferred Members, the "**Members**").

WHEREAS, on October 1, 2021, the Certificate of Formation of the Company (the "**Certificate**") was filed with the Bermuda Registrar of Companies ("**Registrar**") and a Certificate of Filing was duly issued by the Registrar;

WHEREAS, the Company has been operating pursuant to that certain Second Amended and Restated Limited Liability Company Operating Agreement of the Company dated November 9, 2022 (the "**Existing Agreement**");

WHEREAS, the parties to the Existing Agreement desire to amend and restate that agreement as more particularly set forth herein; and

WHEREAS, the Members desire (i) to enter into this Agreement to reflect their status or admission as members of the Company, and (ii) to set forth certain agreements among themselves relating to the governance of the Company and granting certain rights and imposing certain restrictions on themselves and the Units in the Company now or at any time held by the Members or issuable to the Members upon the exercise of any Convertible Securities or Options now or at any time held by the Members;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound the parties hereby agree to amend and restate the Existing Agreement as follows:

ARTICLE 1: DEFINITIONS

The following terms have the following respective meanings. The singular shall include the plural, and the masculine gender shall include the feminine and neuter, and conversely, as the context requires. Unless otherwise expressly specified, all dollar amounts herein are expressed in United States dollars. Any rights, duties or obligations contained in the definitions shall be fully binding on the parties hereto and shall not be limited in scope or applicability as a result of being contained in this Article 1.

1.1 "**24X National Exchange**" means 24X National Exchange LLC, a Delaware limited liability company.

1.2 "**Act**" means the Bermuda Limited Liability Company Act 2016, as amended from time to time, or any successor statute thereto.

1.3 "**Adjusted Capital Account Deficit**" means the deficit balance, if any, in a Member's Capital Account as of the end of the relevant Fiscal Year or other period, after giving consideration to the following adjustments:

(a) There shall be credited to such Capital Account any amounts which the Member is obligated to restore to the Company or is deemed obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) or 1.704-2(i)(5); and

(b) There shall be debited to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

1.4 "**Affiliate"** as applied to any Person, means any other Person directly or indirectly Controlling, Controlled by, or under common Control with, that Person.

1.5 "**Agreement**" means this Third Amended and Restated Limited Liability Company Operating Agreement, as the same may be amended, modified, supplemented, or restated from time to time in accordance with the provisions of this Agreement.

1.6 **"Applicable Law"** means (i) the provisions of all applicable statutes and laws of the United States of America, the states thereof (including the Act), and all other countries in which the Company or any of its Affiliates are then doing business, and (ii) the constitution, by-laws, rules, regulations, orders, customs and usage of (A) the Company and (B) any United States, state or foreign governmental, regulatory or self-regulatory authority, in each case having jurisdiction over the Company or any of its Affiliates.

1.7 "**Applicable Percentage**" means, when computing the Required Tax Distribution amount in respect of any Fiscal Year or Fiscal Years, the sum of the highest individual federal tax rate (including any surcharges) and the highest individual marginal income tax rate in the State of New York at which income of the Company allocated to any Member could be taxed under the Code or the laws of the State of New York, as applicable, for the Fiscal Year or Fiscal Years in question (determined taking the character of the income into account; i.e., capital gain or ordinary income).

1.8 "**Available Cash"** means the Gross Receipts of the Company on hand from time to time after (without duplication) (i) provision for payment of all outstanding and unpaid current obligations of the Company as of such time and (ii) provision for reserves for working capital expenditures, contingent obligations and other future requirements in excess of reasonably anticipated revenues, such reserves equal to such amount as shall be approved by the majority of the members of the Board of Managers.

1.9 "**Board of Managers**" means the Board of Managers of the Company.

1.10 "**Book Value**" means, with respect to any asset of the Company, such asset's adjusted basis for U.S. federal income tax purposes, except as follows:

(a) the Book Values of all assets of the Company shall be adjusted to equal their respective gross Fair Market Values in accordance with the rules set forth in Regulations Section 1.704-1(b)(2)(iv)(f), immediately prior to: (i) the acquisition of any additional Interest in the Company by any new or existing Member in exchange for more than a *de minimis* capital contribution to the Company, (ii) the distribution by the Company of more than a *de minimis* amount of assets to a Member as consideration for an Interest in the Company; (iii) the grant of an interest in the Company (other than a *de minimis* Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of becoming a Member; and (iv) the liquidation of the Company within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g); *provided*, that adjustments pursuant to clauses (i), (ii) and (iii) above shall be made unless the Board of Managers reasonably determines that such adjustments are not necessary or appropriate to reflect the relative economic interests of the Members;

(b) the Book Values of any assets of the Company shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted basis of such asset for U.S. federal income tax purposes pursuant to Section 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this clause (b) to the extent that an adjustment pursuant to clause (a) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this clause (b);

(c) the Book Value of any asset of the Company distributed to any Member shall be adjusted immediately prior to such distribution to equal its gross Fair Market Value;

(d) the Book Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of the asset as of the date of such contribution as agreed to by the Board of Managers and the contributing Member; and

(e) in the case of any asset that has a Book Value that differs from its adjusted tax basis, Book Value shall be adjusted by the amount of Depreciation calculated for purposes of the definition of "Profits" and "Losses" rather than the amount of Depreciation determined for U.S. federal income tax purposes.

1.11 "**Business Day**" means any day other than a Saturday, Sunday or other day on which commercial banks in Bermuda or New York are authorized or required by law or executive order to close.

1.12 "**Capital Account**" means the separate Capital Account maintained by the Company for each Member as follows:

(a) To each Member's Capital Account there shall be credited (i) such Member's Capital Contributions, if any, made in consideration for the issuance of Interests to such Member, when and as received by the Company, (ii) the Profits (or items of income and gain) allocated to such Member pursuant to Section 7.1 and any items in the nature of income or gain that are specially allocated to such Member pursuant to Sections 7.2 through 7.4 and (iii) the amount of any Company liabilities assumed by such Member as provided in Regulations Section 1.704-1(b)(2)(iv)(c)(1).

(b) To each Member's Capital Account there shall be debited (i) the aggregate amount of cash distributed by the Company to such Member in respect of such Member's Interests, (ii) the Losses (or items of loss and deduction) allocated to such Member pursuant to Section 7.1 and any items in the nature of loss or deduction that are specially allocated to such Member pursuant to Sections 7.2 through 7.4, (iii) the Book Value of any asset of the Company distributed by the Company to such Member in respect of such Member's Interests (net of any liabilities that are secured by such asset that such Member is considered to assume or take subject to under Section 752 of the Code) and (iv) the amount of any liabilities of such Member assumed by the Company as provided in Regulations Section 1.704-1(b)(2)(iv)(c)(2).

(c) The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b)(2)(iv) and shall be interpreted and applied in a manner consistent with such Regulation. Any references in any section of this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be credited or debited from time to time as set forth above. In the event of any transfer of any Interest (or portion thereof) in the Company in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent such Capital Account is attributable to the transferred Interest (or portion thereof).

1.13 "**Capital Contribution**" means, with respect to any Member, the total amount of cash and the initial Book Value of any property (other than cash) but including the securities of 24X Bermuda Limited contributed to the Company by such Member (net of any liabilities that are secured by such property that the Company is considered to assume or take subject to under Section 752 of the Code), which Capital Contribution shall be reflected in the Company's books and records. Any reference in this Agreement to the Capital Contribution of a Member shall include a Capital Contribution of such Member's predecessors in interest as well as capital contributions to 24X Bermuda Limited.

1.14 "**Capital Profit**" means any Profit attributable to any sale of assets of the Company or a Subsidiary outside of the ordinary course of business.

1.15 "**Code**" means the United States Internal Revenue Code of 1986, as amended from time to time. All references herein to Sections of the Code shall include any corresponding provision or provisions of succeeding law.

1.16 "**Common Units**" means units of common membership interests of the Company, or any other ownership interests of the Company into which such units are reclassified, reconstituted or exchanged.

1.17 “**Control**” means, when used with respect to any specified Person, the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or limited liability or other ownership interests, by contract or otherwise; and the terms “**Controlling**” and “**Controlled**” shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control another Person in which it owns, directly or indirectly, a majority of the ownership interests or voting securities.

1.18 “**Deemed Liquidation Event**” means an Asset Sale or Change of Control (each as defined below in Dissolution Event).

1.19 “**Depreciation**” means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for U.S. federal income tax purposes for such Fiscal Year, except that with respect to any asset the Book Value of which differs from its adjusted tax basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, *however*, that if the adjusted tax basis for U.S. federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Book Value using any reasonable method selected by the Board of Managers; *provided*, *further*, *however*, that with respect to any asset (or portion thereof), if any, as to which the difference between its Book Value and its adjusted tax basis for U.S. federal income tax purposes at the beginning of such Fiscal Year is being eliminated by use of the “remedial allocation method” described in Regulation Section 1.704-3(d), Depreciation for such Fiscal Year shall be computed in accordance with the rules prescribed by Regulation Section 1.704-3(d)(2).

1.20 “**Dissolution Event**” means any of the following events:

(a) A winding-up circumstance as set out in the Act;

(b) The written consent of the Majority Members to the winding up and dissolution of the Company;

(c) An application to court for the winding-up and dissolution of the Company;

(d) The sale, exclusive license or other disposition of all or substantially all of the properties and assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of related transactions (an “**Asset Sale**”); or

(e) Any merger, reorganization or consolidation of the Company with or into another entity, or the Transfer of Interests to a Person or group of affiliated Persons, and in any such merger, reorganization, consolidation or Transfer the surviving or acquiring entity or such Person or group would hold a majority of the outstanding voting power of the Company (either of the foregoing, a “**Change of Control**”); for avoidance of doubt, any transaction that would constitute a Change of Control remains subject to Section 9.2.

1.21 "**Distribution(s)**" means any cash or property distributed to a Member or Members with respect to his or their Interest(s) in the Company but does not include (a) any management or other fees or expense reimbursement paid to a Member or (b) the repayment of any loans (or interest thereon) made by any Member or Person related to a Member to the Company.

1.22 "**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute, and the applicable rules and regulations promulgated thereunder.

1.23 "**Exempt Transfer**" means, in each case subject to Section 9.2, (i) Transfers to an Affiliate; (ii) if the Member is an individual, Transfers pursuant to applicable laws of descent and distribution to members of such Member's Immediate Family, or Transfers during the lifetime of such Member to such Member's spouse, adult children or to a trust whose beneficiaries are such members of such Member's Immediate Family; (iii) Transfers approved by a majority of the Board of Managers; or (iv) if a Member is a trust, partnership or limited liability company, Transfers to its beneficiaries, partners or members as part of a general distribution to all such beneficiaries, partners or members; *provided*, in each case of clauses (i) – (iv), that the Transferee(s) shall have agreed in writing to be bound by the terms of this Agreement as though such Transferee(s) were the Transferring party.

1.24 "**Fair Market Value**" means

(a) as applied to any asset constituting cash or cash equivalents, the amount of such cash or cash equivalents;

(b) as applied to any asset constituting publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the average, over a period of twenty-one (21) Business Days consisting of the date of valuation and the twenty (20) consecutive Business Days prior to that date, of the average of the closing prices of the sales of such securities on the primary securities exchange on which such securities may at that time be listed, or, if there have been no sales on such exchange on any Business Day, the average of the highest bid and lowest asked prices on such exchange at the end of such Business Day, or, if on any Business Day such securities are not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 p.m., New York time, or, if on any Business Day such securities are not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such Business Day in the domestic over the counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization;

(c) as applied to any assets other than cash, cash equivalents or publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the fair value of such assets, as determined by the Board of Managers in good faith based on such factors as the Board of Managers, in the exercise of its reasonable business judgment, considers relevant but without taking into account any discounts for lack of liquidity or minority interest or similar discounts; provided, that a Member may, within fifteen (15) Business Days following receipt by such Member of the Board of Managers' determination of Fair Market Value, direct the Board of Managers to obtain an independent third-party appraisal of the its determination, with the determination by the independent appraiser binding on the parties.

1.25 "**Fiscal Year"** means, except as provided under the Code, a twelve (12) month period ending on December 31 or such other date as the Board of Managers determines.

1.26 "**Gross Receipts**" means the aggregate amount of cash funds received by the Company from all revenue producing activities of the Company, including (1) any receipt of money or other property by the Company as a distribution with respect to its interest in an entity to the extent that such distribution is attributable to operations of such entity and (2) the net proceeds of any sale of the capital assets of the Company other than sale proceeds which the Board of Managers has determined are to be held for reinvestment, but excluding any cash funds obtained as contributions to the capital of the Company from the Members or cash funds obtained from loans to the Company.

1.27 "**Holder**" of any security means the record owner of such security.

1.28 "**Immediate Family"** means, as to any individual, (i) such individual's spouse, children, grandchildren, parents or siblings (in each case by blood, marriage or adoption) and (ii) the respective executors, administrators, conservators, guardians or custodians during the minority of such Persons.

1.29 "**Interest**" means the entire legal and equitable ownership interest in the Company of a Member at any particular time.

1.30 "**Investors' Rights Agreement**" means the Investors' Rights Agreement entered into by and among the Company and certain Members in connection herewith, as amended from time to time.

1.31 "**Majority Members"** means Members holding a majority of the outstanding Voting Units, subject to Section 9.2.

1.32 "**Member Loan Minimum Gain**" means an amount, with respect to each Member Loan Nonrecourse Debt, equal to the Minimum Gain that would result if such Member Loan Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

1.33 "**Member Loan Nonrecourse Debt"** has the meaning assigned to the term "Partner Nonrecourse Debt" in Regulations Section 1.704-2(b)(4).

1.34 "**Member Loan Nonrecourse Deduction**" has the meaning assigned to the term "Partner Nonrecourse Deduction" in Regulations Section 1.704-2(i)(2).

1.35 "**Minimum Gain**" has the meaning assigned to the term "Partnership Minimum Gain" in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

1.36 "**Nonrecourse Deduction**" has the meaning set forth in Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a Fiscal Year or other period equals the excess, if any, of the net increase in the amount of Minimum Gain during the Fiscal Year or other period, over the aggregate amount of any Distributions during such year or other period of proceeds of a

Nonrecourse Liability that are allocable to an increase in Minimum Gain, determined according to the provisions of Regulations Section 1.704-2(c).

1.37 **"Nonrecourse Liability"** has the meaning set forth in Regulations Section 1.704-2(b)(3).

1.38 "**Non-Voting Units**" means units of non-voting membership interests of the Company, or any other ownership interests of the Company into which such units are reclassified, reconstituted or exchanged.

1.39 "**Options**" means options to purchase Common Units issued under the Plan.

1.40 "**Original Issuance Price**" means the Series Seed-1 Original Issuance Price, Series Seed-2 Original Issuance Price, Series Seed-3 Original Issuance Price, Series Seed-4 Original Issuance Price, Series A-1 Original Issuance Price or Series A-2 Original Issuance Price, as applicable.

1.41 "**Person**" means any individual, partnership, joint venture, company, limited liability company, trust, or other association or entity.

1.42 "**Plan**" means any one or more Company employee or consultant equity incentive plans on terms approved by the Board of Managers.

1.43 "**P72 Threshold**" has the meaning set forth in Section 3.3(b)(i).

1.44 "**Point72**" means Point72 Ventures Investments, LLC.

1.45 "**Preferred Units**" means the Series A Units and the Series Seed Units.

1.46 "**Profits or Losses**" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this Section shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this Section shall be subtracted from such taxable income or loss;

(c) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a Distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses;

(d) Notwithstanding any other provision of this Section, any items of income, gain, deduction or loss which are specially allocated in accordance with Sections 7.3 through 7.4 hereof, shall not be taken into account in computing Profit or Losses;

(e) With respect to property that is properly reflected on the books of the Company at a Book Value that differs from the adjusted tax basis of such property, income, gain or loss from, and cost recovery, amortization or depreciation deductions with respect to, such property shall be computed by reference to the Book Value of such property in accordance with the principles of Regulations Section 1.704-1(b)(2)(iv)(g), notwithstanding that the adjusted tax basis of such property differs from such Book Value; and

(f) In the event that the Book Value of any Company property is adjusted pursuant to subsection (e) or (f) of Regulations Section 1.704-1(b)(2)(iv), the amount of such adjustment shall be taken into account as gain or loss (as the case may be) from the disposition of such property for purposes of computing Profits or Losses.

1.47 "**Profits Units**" means Common Units issued in accordance with Section 4.2 (including Common Units issued pursuant to the Plan), which are not entitled to any distributions of the Company's revenue or capital prior to the date of issuance of such Profits Units.

1.48 "**Regulations"** means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to Sections of the Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, amended, proposed or final Regulations.

1.49 "**Related Persons**" means, with respect to any Person: (a) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Exchange Act); (b) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of Units; (c) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (d) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as 24X National Exchange, any Person that is associated with such member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act); (e) in the case of a Person that is a natural person and member of 24X National Exchange, any broker or dealer that is also a member of 24X National Exchange with which such Person is associated; (f) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a manager or officer of the Company, any subsidiary of the Company, or any of the Company's parent companies; (g) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; or (h) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

1.50 "**Required Tax Distribution**" means, with respect to any Member holding Units, an amount equal to the Applicable Percentage of the amount by which (x) the aggregate amount of Profits and items of taxable income and gain of the Company allocated to such Member in respect of such Member's Units pursuant to Article 7 plus any guaranteed payments for the use of capital under Section 707(c) of the Code accrued in respect of a Member's Units during the term of the Company exceeds (y) the aggregate amount of Losses and items of taxable loss or deduction of the Company allocated to such Member in respect of such Units pursuant to Article 7 during the term of the Company, minus the aggregate amount of Distributions and any guaranteed payments for the use of capital under Section 707(c) of the Code previously made or paid to such Member in respect of such Units under Article 8 during the term of the Company.

1.51 "**Right of First Refusal and Co-Sale Agreement"** means the Right of First Refusal and Co-Sale Agreement entered into by and among the Company and certain Members in connection herewith, as amended from time to time.

1.52 "**SC Threshold**" has the meaning set forth in Section 3.3(b)(ii).

1.53 "**SEC**" means the U.S. Securities and Exchange Commission.

1.54 "**Securities Act**" means the United States Securities Act of 1933, as amended and in effect from time to time, and any successor statute, and the applicable rules and regulations promulgated thereunder.

1.55 "**Series A Units"** means the Series A-1 Units and the Series A-2 Units.

1.56 "**Series A-1 Original Issuance Price**" means $4.4237 per Unit (appropriately adjusted for Unit splits, Unit combinations, recapitalizations and similar transactions affecting such series of Units).

1.57 "**Series A-1 Units**" means units of the Series A-1 Preferred membership interests of the Company.

1.58 "**Series A-2 Original Issuance Price**" means $5.8983 per Unit (appropriately adjusted for Unit splits, Unit combinations, recapitalizations and similar transactions affecting such series of Units).

1.59 "**Series A-2 Units**" means units of the Series A-2 Preferred membership interests of the Company.

1.60 "**Series Seed Units**" means the Series Seed-1 Units, Series Seed-2 Units, Series Seed-3 Units and Series Seed-4 Units.

1.61 "**Series Seed-1 Original Issuance Price"** means $0.723 per Unit (appropriately adjusted for Unit splits, Unit combinations, recapitalizations and similar transactions affecting such series of Units).

1.62 "**Series Seed-1 Units**" means units of the Series Seed-1 Preferred membership interests of the Company.

1.63 "**Series Seed-2 Original Issuance Price"** means $0.723 per Unit (appropriately adjusted for Unit splits, Unit combinations, recapitalizations and similar transactions affecting such series of Units).

1.64 **"Series Seed-2 Units**" means units of the Series Seed-2 Preferred membership interests of the Company.

1.65 "**Series Seed-3 Original Issuance Price**" means $2.867 per Unit (appropriately adjusted for Unit splits, Unit combinations, recapitalizations and similar transactions affecting such series of Units).

1.66 "**Series Seed-3 Units**" means units of the Series Seed-3 Preferred membership interests of the Company.

1.67 "**Series Seed-4 Original Issuance Price**" means $4.4237 per Unit (appropriately adjusted for Unit splits, Unit combinations, recapitalizations and similar transactions affecting such series of Units).

1.68 "**Series Seed-4 Units**" means units of the Series Seed-4 Preferred membership interests of the Company.

1.69 "**Sharing Percentages**" means, as of any date of determination thereof, a Member's percentage interest for all purposes of this Agreement, including for the purposes of sharing in certain Distributions or allocations as provided for under this Agreement. The Sharing Percentage of a Person shall be equal to its percentage ownership of the issued and outstanding Units (including Preferred Units, Common Units, Non-Voting Units and vested or Unvested Profits Units) as set forth on the books and records of the Company, as such may, from time to time, be amended in accordance with the terms hereof. For purposes of determining Sharing Percentages, Preferred Units shall be treated on an as-converted to Common Units basis.

1.70 "**Subsidiary**" means (i) any company of which 50% or more of the voting units, or any partnership of which 50% or more of the outstanding partnership interests, is at any time owned by the Company, or by one or more Subsidiaries of the Company, or by the Company and one or more Subsidiaries of the Company, and (ii) any other entity which is Controlled or capable of being Controlled by the Company or by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries of the Company.

1.71 "**Transfer**" means any sale, transfer, conveyance, exchange, pledge, gift, donation, assignment, or other disposition of Units, whether voluntary or involuntary, and whether during the lifetime of the Person involved or upon or after his death, including, but not limited to, any disposition by operation of law, by court order, by judicial process, or by foreclosure, levy, or attachment. "Transfer" when used as a verb shall have a correlative meaning. "Transferor" and "Transferee" mean a Person who makes or receives a Transfer, respectively.

1.72 "**Units**" means (i) any Common Units (including Profits Units), Non-Voting Units or Preferred Units purchased or otherwise acquired by any Member; (ii) any equity securities issued or issuable directly or indirectly with respect to any of the foregoing Units by way of Unit distribution or split or in connection with a combination of Units, recapitalization, merger, consolidation or other reorganization; and (iii) any other units of any class or series of ownership interests of the Company held by a Member, including with respect to Convertible Securities or Options.

1.73 "**Unvested Profits Units**" means, as of any date of determination, Profits Units which have not "vested" pursuant to the terms of the agreement between the holder of such Profits Units and the Company providing for vesting of such holder's Profits Units.

1.74 "**Voting Agreement**" means the Voting Agreement entered into by and among the Company and certain Members in connection herewith, as amended from time to time.

1.75 "**Voting Units**" means any Units having general voting power in electing the Board of Managers or in taking any action of the Members under the Act, other applicable law or this Agreement. For all purposes hereof, all Common Units and Preferred Units except Series Seed-2 Units shall be deemed to be Voting Units, and each such Unit shall have one vote. Series Seed-2 Units and Non-Voting Units are not Voting Units.

ARTICLE 2: ORGANIZATION AND FORMATION

2.1 Name of the Company. The name of the limited liability company is 24X Bermuda Holdings LLC.

2.2 Principal Office of the Company. The Company's principal office shall be at such place or places as the Board of Managers shall from time to time designate.

2.3 Purposes of the Company. The Company has been organized to carry on any lawful business, purpose or activity as may be permitted under the Act.

2.4 Term of the Company. The Company commenced business on the date of filing of the Certificate, and shall continue until dissolved and its affairs wound up, unless sooner terminated as provided herein.

2.5 Registered Office and Resident Representative. The Company's registered office shall be the registered office of a Licensed Corporate Service Provider (as defined in the Act) in Bermuda. A resident representative may be appointed in accordance with the Act.

2.6 Maintenance of Qualification of Company as a Limited Liability Company. The Members shall execute all such certificates and other documents as the President and/or CEO, or the Board of Managers, considers necessary or desirable for the perfection and continued maintenance of the Company as a limited liability company affording the Members protection from liability for any debts, liabilities or other obligations of the Company. The Members also agree to execute from time to time all such certificates and other documents as may be appropriate to comply with the requirements for the transaction of business or ownership or leasing of property by a limited liability company in all jurisdictions where the Company may from time to time desire to conduct business or own or lease property. The President and/or CEO shall do all such filing, recording, publishing and other acts as may be appropriate to comply with all requirements for the formation and operation of the Company as a limited liability company and shall not cause the Company to transact business or own or lease property in any jurisdiction prior to accomplishing any and all such filing, recording, publishing and other acts necessary to comply with all requirements for ensuring that the Members of the Company shall have protection from any debts, liabilities or other obligations of the Company.

2.7 Admission. As of the date hereof, each Person listed on the books and records of the Company as a Holder of Preferred Units and/or Common Units has been admitted as a Member of the Company with respect to such Units upon execution and delivery by or on behalf of such Person of a counterpart of the Existing Agreement (if such Person was not previously a Member). The Company confirms that all Persons listed as Members on the books and records of the Company as of the Effective Date have made their respective required Capital Contributions in full, no Capital Contribution remains unpaid and no further Capital Contribution is required from any of them. Subject to Section 9.2, additional Members may be added after the date hereof (subject to the required consents in this Agreement), in which case upon execution and delivery by or on behalf of such Person of a counterpart of this Agreement and the making of any required Capital Contribution, such Person shall be listed on the books and records of the Company as a Holder of the Preferred Units and/or Common Units so issued. Subject to Section 9.2, upon the exercise of any Options and execution and delivery of a counterpart of this Agreement, each holder of Options, if not already a Member, shall be listed as a Holder of Common Units on the books and records of the Company and admitted to the Company as a Common Member. In addition, in connection with such exercise, the Company shall deliver to any such new Member a complete copy of this Agreement as in effect at such time.

2.8 Partnership Status. The Company shall be classified and treated as a partnership for U.S. federal income tax purposes, and if applicable, state and local income tax purposes. In connection therewith, the Members hereby consent to the making of any elections pursuant to Treasury Regulations Section 301.7701-3 consistent with such treatment and agree not to revoke any such elections. Except to the extent required pursuant to a "determination" within the meaning of Section 1313(a) of the Code, each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE 3: MANAGEMENT OF THE COMPANY AND STATUS OF MEMBERS

3.1 Authority of the Board of Managers. The overall management and control of the Company shall be vested in the Board of Managers, which shall make all decisions and is authorized to take any action of any kind and to do anything and everything it reasonably deems necessary in connection with the business of the Company in accordance with this Agreement. The Board of Managers may delegate authority to officers appointed by it in accordance with the provisions of Section 3.2 below.

3.2 Officers. The Board of Managers (acting as set forth below) may appoint officers of the Company, including but not limited to a Chief Executive Officer (the "**CEO**") and/or President, who shall at all times act in accordance with the terms of this Agreement and at the direction of the Board of Managers. The officers of the Company shall not take any action that requires the consent of any of (i) the Members, including if applicable the Majority Members, or (ii) the Board of Managers, without first obtaining any such consent. The officers shall serve at the pleasure of the Board of Managers and may be removed by the Board of Managers at any time, for any reason or no reason. The Company shall take reasonable steps necessary to cause each officer, manager, employee and agent of the Company, prior to accepting a position with the Company, to consent in writing to the applicability of the provisions contained in this Agreement with respect to their activities related to 24X National Exchange.

3.3 Board of Managers.

(a) The number of managers constituting the Board of Managers shall be no fewer than six (6). The Board of Managers may select among themselves the Chairman of the Board.

(b) Subject to the limitations in Section 9.2 and this Section 3.3, on an annual basis, each Member shall vote, or cause to be voted, all Voting Units owned by such Member, or over which such Member has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of Members at which an election of managers is held or pursuant to any written consent of the Members, such that (x) the number of managers constituting the Board of Managers shall be set at no fewer than six and (y) the following persons shall be elected to the Board of Managers:

(i) For so long as Point72 and its Affiliates continue to own beneficially an aggregate of at least 1,610,643 Series A-1 Units (or Common Units issued upon conversion of the Series A-1 Units), which number is subject to appropriate adjustment for any unit splits, unit dividends, combinations, recapitalizations and similar events (the "**P72 Threshold**"), Point72 shall be entitled to designate one (1) person to be a manager of the Board of Managers (the "**Series A-1 Preferred Manager**"). If Point72 ceases to meet the P72 Threshold, the holders of the Series A-1 Units, voting exclusively and as a separate class, shall be entitled to elect the Series A-1 Preferred Manager.

(ii) For so long as SC Ventures Holdings Limited and its Affiliates continue to own beneficially an aggregate of at least 518,672 Series Seed Units (or Common Units issued upon conversion of the Series Seed Units), which number is subject to appropriate adjustment for any unit splits, unit dividends, combinations, recapitalizations and similar events (the "**SC Threshold**"), SC Ventures Holdings Limited shall be entitled to designate one (1) person to be a manager of the Board of Managers (the "**Series Seed Manager**"). If SC Ventures Holdings Limited ceases to meet the SC Threshold, the holders of the Series Seed Units, voting exclusively and as a separate class, shall be entitled to elect the Series Seed Manager.

(iii) One manager of the Board of Managers shall be the Company's Chief Executive Officer then serving from time to time (the "**CEO Manager**"). If for any reason the CEO Manager shall cease to serve as the Chief Executive Officer of the Company, each of the Members shall promptly vote their respective Voting Units (x) to remove the former Chief Executive Officer of the Company from the Board if such person has not resigned as a member of the Board; and (y) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Manager;

(iv) Subject to the limitations in Section 9.2, the holders of a majority of all Voting Units, not including the Voting Units held by any Member (and its Affiliates and Related Persons) that has the right to designate a manager of the Board of Managers pursuant to Section 3.3(b)(i) or Section 3.3(b)(ii) or by a Member (and its Affiliates and Related Persons) that is appointed to the Board of Managers pursuant to Section 3.3(b)(iii), voting as a single class on an as-converted to voting Common Units basis, shall be entitled to elect the fourth manager, fifth manager and the sixth manager, each of whom has relevant industry experience. The fourth manager, fifth manager and the sixth manager will be nominated and voted on after the date hereof.

(c) In the absence of any designation from Point72 with the right to designate a Series A-1 Preferred Manager as specified in Section 3.3(b)(i) or from SC Ventures Holdings Limited with the right to designate a Series Seed Manager as specified in Section 3.3(b)(ii), then the manager previously designated by Point72 or SC Ventures Holdings Limited, as applicable, and then serving shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until otherwise filled as provided in Section 3.3(b).

(d) Subject to Section 9.2, each Member shall vote, or cause to be voted, all Voting Units owned by such Member, or over which such Member has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(i) no manager elected pursuant to Section 3.3(b) may be removed from office unless (x) such removal is directed or approved by the affirmative vote of the Person(s), or of the holders of at least a majority of the Voting Units, entitled under Section 3.3(b) to designate that manager; or (y) the Person(s) originally entitled to designate or approve such manager or occupy such Board seat pursuant to Section 3.3(b) is no longer so entitled to designate or approve such manager or occupy such Board seat;

(ii) any vacancies created by the resignation, removal or death of a manager elected pursuant to Section 3.3(b) shall be filled pursuant to this Section 3.3;

(iii) upon the request of any Person entitled to designate a manager as provided in Section 3.3(b) to remove such manager, such manager shall be removed.

(e) Each Member agrees to execute any written consents required to perform the obligations of this Section 3.3, and the Company agrees at the request of any Person or group entitled to designate managers to call a special meeting of Members for the purpose of electing managers.

(f) No Member, nor any Affiliate of any Member, shall have any liability as a result of designating a person for election as a manager for any act or omission by such designated person in his or her capacity as a manager of the Board of Managers, nor shall any Member have any liability as a result of voting for any such designee in accordance with this Agreement.

(g) The provisions set forth in Section 3.3(b), (c), (d), (e) and (l) shall terminate upon the earlier to occur of (x) the consummation of a Qualified IPO; and (y) a Dissolution Event (for the avoidance of doubt, the consummation of the underlying event under such definition).

(h) At meetings of the Board of Managers, persons representing a majority of the members of the Board of Managers shall constitute a quorum for the transaction of business. Unless otherwise set forth herein, all action shall require the approval of either (i) a majority of the members of the Board of Managers attending a meeting where a quorum is present or (ii) members of the Board of Managers acting unanimously by written consent in lieu of a meeting. Meetings of the Board of Managers may be called by a majority of the members of the Board of Managers on no less than one (1) Business Day's notice, which notice (i) may, in addition to the methods of delivery of notice set forth in Section 12.5, be delivered by e-mail to the e-mail address of each manager as the same are reflected in the Company's records, and (ii) may be waived by any manager as to himself or herself only.

(i) A majority of the Board of Managers may from time to time compose and convene committees of the Board of Managers, such as an audit committee and a compensation committee; *provided,* that the existence of, and powers possessed by, any such committee are consistent with the Act and this Agreement.

(j) Except as may otherwise be agreed upon by the Company and a member of the Board of Managers, the Company shall pay the reasonable out-of-pocket expenses incurred by each member of the Board of Managers in connection with his duties as a member thereof (or in connection with any other services requested by the Company), including, without limitation, attending the meetings of the Board of Managers and any committee thereof.

(k) The Company may elect to maintain directors'/managers' and officers' liability insurance coverage for each of the members of the Board of Managers or officers in amounts satisfactory to the Board of Managers; *provided, however,* that the Company shall not be obligated to purchase or maintain such insurance in the event that the Majority Members agree that reasonable terms and pricing are not commercially available.

3.4 Oversight and Regulatory Independence of 24X National Exchange. For so long as the Company Controls 24X National Exchange:

(a) The Company shall ensure that the managers, the officers, the employees and the agents of the Company give due regard to the preservation of the independence of the self-regulatory function of 24X National Exchange, and to the obligations of 24X National Exchange to investors and the general public and shall not take any actions which would interfere with the effectuation of any decisions by the board of 24X National Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of 24X National Exchange to carry out its responsibilities under the Exchange Act.

(b) The Company shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the SEC, 24X National Exchange, FINRA and any other self-regulatory organization ("**SROs**") of which any routing broker for 24X National Exchange is a member, pursuant to and to the extent of their respective regulatory authority. The managers, officers, employees and agents of the Company, by virtue of their acceptance of their respective positions, agree to comply, and shall comply, with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with (i) the SEC and 24X National Exchange in respect of the SEC's oversight responsibilities regarding 24X National Exchange and the self-regulatory functions and responsibilities of 24X National Exchange, and (ii) FINRA, any other SROs of which any routing broker of 24X National Exchange is a member, and any routing broker of 24X National Exchange in respect of FINRA's and any such other SRO's oversight responsibilities regarding any routing broker of 24X National Exchange, as applicable, and the Company shall take reasonable steps necessary to cause its managers, officers, employees and agents to so cooperate.

(c) Notwithstanding any provision of this Agreement to the contrary, the Company and its managers, officers, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, and 24X National Exchange, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of 24X National Exchange, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC or 24X National Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Company and its managers, officers, employees and agents also agree that they shall maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of 24X National Exchange.

(d) In its capacity as a Member of 24X US Holdings LLC:

(i) the Company shall vote, and cause to be voted, in favor of only those directors, members of the Nominating Committee of 24X National Exchange LLC, and members of the Member Nominating Committee of 24X National Exchange LLC who are nominated in the manner set forth in the 24X National Exchange LLC Agreement; and

(ii) with respect to any action taken by written consent, the Company shall cause to be validly executed only the written consents electing only the directors, members of the Nominating Committee, and members of the Member Nominating Committee of 24X National Exchange LLC referred to in the preceding clause (i).

3.5 Company Funds. The Company shall maintain one or more bank accounts, as directed by the Board of Managers. Withdrawals from such account or accounts shall be made upon the signature or signatures of such Person or Persons as the Board of Managers shall designate. There shall be no commingling of the assets of the Company with the assets of any other Person. The management of the accounts comprising the investment portfolio of the Company shall be subject to the oversight and approval of the Board of Managers.

3.6 Company Actions and Decisions. Except as provided otherwise by the Board of Managers, any Person dealing with the Company may rely on a certificate signed by any authorized officer as to: (1) the identity of any Member; (2) the existence or non-existence of any consents, approvals or other facts or circumstances that constitute conditions precedent to acts by the Company or are otherwise germane to the affairs of the Company; (3) the identity of Persons who are authorized to execute and deliver any instrument or document for the Company; (4) the ownership of Interests in the Company; and (5) any other facts or circumstances relating to the Company or its affairs.

3.7 Execution of Instruments or Documents. The Board of Managers shall have the power to authorize any Person to enter into and execute on behalf of the Company, each and every document that may be required to be executed by the Company in connection with any matter involving the Company.

3.8 Limited Liability of Members/Managers.

(a) Under this Agreement, no Member shall have any personal liability whatsoever, whether to the Company, to any of the Members or to the creditors of the Company, for the debts, obligations and liabilities of the Company or any of its losses beyond (i) the amount of its Capital Contribution as stated in Section 6.1 hereof, (ii) its share of any assets and undistributed Profits of the Company and (iii) the amount of any Distributions wrongfully distributed to it and which it is obligated to return pursuant to applicable law. No Member shall have any personal liability whatsoever to the creditors of the Company, for the debts, obligations and liabilities of the Company or any of its Losses. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on any of the Members for liabilities of the Company. No Member shall have any obligation to restore any deficit balance in its Capital Account.

(b) Subject to applicable law, it is expressly acknowledged and agreed that each Manager may act in the interests of the Member by which he or she was appointed in considering matters that may come before the Board of Managers. To the fullest extent now or hereafter permitted by applicable law, the Members hereby waive confirm and agree that the Members and the Managers shall have no fiduciary duties toward each other or to the Company. In furtherance of the foregoing, each of the Members expressly acknowledges that no Member or Manager shall owe a duty to the other Members or the Company implied by law (including fiduciary duties or other duties similar to those owed by a general partner to limited partners of a partnership) by virtue of such Member's interest in the Company or such Manager's service on the Board of Managers.

3.9 Other Interests. This Agreement may not be construed in any manner to limit or preclude any Preferred Member or any manager appointed by the Preferred Members from engaging in any activity whatsoever permitted by applicable law. Each Member expressly acknowledges and agrees that certain of the Preferred Members and their Affiliates and their manager appointees engage or may engage in other business or investment activities, including with respect to businesses that do or may compete with the Company. Preferred Members and their Affiliates and their manager appointees may engage in or possess an interest in other profit-seeking or business ventures of any kind, nature or description, independently or with others, similar or dissimilar to the business of the Company, whether or now existing or hereafter acquired or initiated, whether or not such ventures are competitive with the Company. The doctrine of corporate opportunity, or any analogous doctrine, will not apply to Preferred Members and their Affiliates and their manager appointees.

ARTICLE 4: CAPITAL AND VOTING RIGHTS

4.1 Units. The Company is authorized to issue Units as follows: (A) 23,000,000 Common Units, (B) 1,666,285 Non-Voting Units, (C) 1,124,850 Series Seed-1 Units, (D) 1,346,081 Series Seed-2 Units, (E) 571,655 Series Seed-3 Units, (F) 681,106 Series Seed-4 Units, (G) 3,221,285 Series A-1 Units and (H) 1,191,021 Series A-2 Units. Certain of the Common Units may be issued or reserved for issuance as restricted Common Units pursuant to any Plan. Authorization of any additional Units, whether Common Units, Preferred Units or newly created classes or series of Units, may only be effected by an amendment of this Agreement.

4.2 Profits Units.

(a) Subject to Section 4.4, if the Board of Managers, in its sole and absolute discretion, determines that any Unit to be issued is to be a Profits Unit, it is intended that such Unit be treated as a "profits interest" in the Company within the meaning of IRS Revenue Procedure 93-27, 1993-2 C.B. 343 and IRS Revenue Procedure 2001-43, 2001-2 C.B. 191. To that end, the Company and each Member agree that it is the intention of the Members that distributions to each holder on Profits Units be limited to the extent necessary so that such Profits Units so qualify as "profits interests," and this Agreement shall be interpreted accordingly.

(b) Notwithstanding Section 8.1 or any other provision to the contrary in this Agreement, a Unit that is issued by the Company and designated as a Profits Unit shall not be allocated any Profits arising prior to the date of issuance of such Profits Unit and shall not receive any distributions relating to such Profits or distributions relating to any transaction or operations of the Company prior to the date of issuance. A Unit that is designated as a Profits Unit shall only participate in Profits and distributions from the Company's transactions and operations occurring or arising on and after the date of issuance of such Profits Unit.

(c) In addition (and not by way of limitation of any other provision of this Section 4.2), notwithstanding Section 8 and Section 10 of this Agreement, a Unit that is designated a Profits Unit shall be allocated Capital Profit, and be entitled to any distributions relating to Capital Profit or proceeds generated in connection with a transaction that results in Capital Profit, only to the extent such Capital Profit is attributable to the excess, if any, in the value of the assets of the Company at the time such Capital Profit is realized over the deemed value of the Company as of the date of issuance of that Profits Unit (the "**Appreciation**"). A Profits Unit Member shall share in the Company's Capital Profit and be entitled to distributions from Capital Profit or proceeds generated in connection with a transaction that results in Capital Profit to the extent of his or her proportionate share of the Appreciation, based on his or her Sharing Percentage. The deemed value of the assets of the Company as of the date of issuance of a Profits Unit shall be determined by the Board of Managers, in its sole and absolute discretion.

(d) Any distributions of Available Cash or any distributions of assets of the Company (distributed in liquidation or otherwise) that would otherwise be made to a Member but for the preceding provisions of this Section 4.2 shall instead be made to holders of previously issued and outstanding Units, subject to this Section 4.2, in proportion to their Sharing Percentages (without taking into account Unvested Profits Units). The Board of Managers may adjust the allocations and the distributions under Article 7 and Article 8 to reflect the intent of and limitations set forth in this Section 4.2 and any applicable agreements under which Profits Units are granted.

(e) Each Member holding Profits Units understands that if such Member serves as an employee or officer of or as a consultant or independent contractor to the Company, such Member may be required to execute an employment or consulting agreement that contains a covenant not to compete and other restrictive covenants with the Company and that if such Member breaches such covenants, all of such Member's Profits Units may, in the sole and absolute discretion of the Board of Managers, be subject to forfeiture, without return of any portion of such Member's Capital Account or any other consideration whatsoever.

(f) The Company and each Member agree not to claim a deduction (as wages, compensation or otherwise) for the Fair Market Value of a Profits Unit issued to a Member, either at the time of grant of such Profits Unit or at the time it becomes substantially vested.

4.3 Voting Rights. Except as otherwise may be required by law or expressly provided in this Agreement, Holders of Common Units and Preferred Units that are Voting Units shall vote together as a single class on an as-converted to voting Common Units basis.

4.4 Major Decisions. The Company shall not take (and shall not permit any Subsidiary to take) any of the following actions, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, without the prior written approval of the Majority Members and in compliance with Section 9.2, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(a) declare or make any Distribution, except Required Tax Distributions;

(b) repurchase or redeem (or permit any Subsidiary to purchase or redeem) any Units, except for (i) purchases of Units at cost from service providers to the Company upon termination of service or (ii) the exercise by the Company of contractual rights of first refusal over such Units with the approval of the Board of Managers;

(c) approve, execute and/or consummate a Dissolution Event;

(d) (i) create, or authorize the creation of, or issue or obligate itself to issue, or reclassify, any equity securities unless the same ranks junior to the Preferred Units with respect to its rights, preferences and privileges, or (ii) increase the authorized number of Preferred Units or any additional class or series of equity securities of the Company unless the same ranks junior to the Preferred Units with respect to its rights, preferences and privileges;

(e) increase or decrease the number of authorized Preferred Units or Common Units;

(f) (i) enter into any joint venture or create any Subsidiary that is not a wholly-owned Subsidiary, (ii) dispose of any Subsidiary's equity securities or all or substantially all of any Subsidiary's assets (other than in respect of a shutdown of an inactive Subsidiary with no substantial assets); or (iii) authorize or issue equity securities of a Subsidiary other than to the Company or a wholly-owned Subsidiary of the Company (directly or indirectly);

(g) create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan; or

(h) amend this Agreement or the Certificate of Formation in a way that would adversely affect the rights, preferences, protections or provisions of the Preferred Units (or any series or class thereof).

4.5 Conversion to a Corporation. If at any time the Majority Members determine that the Company's ability to raise capital or effect a sale of its business, equity or assets would be facilitated by conversion to a company limited by shares, subject to and in accordance with the Act and Bermuda law (or an equivalent corporate entity under the laws of another jurisdiction), the Majority Members may so notify the Company. At such point the CEO and the other officers of the Company shall work diligently to accomplish such conversion. Such conversion shall be effected in such a manner which, to the extent practicable, and taking account of tax considerations, permits the Members to continue to hold the same respective economic interests in such corporation as they held in the Company and to continue to have the same respective rights and obligations relative to such economic interests in the corporation as they had relative to their respective economic interests in the Company. Except in the case of such conversion immediately preceding a Qualified IPO (in which case the Preferred Units would convert into Common Stock in accordance with their then-effective conversion ratios), the Preferred Units would be exchanged for shares of convertible preferred stock as follows: (1) the Series Seed-1 Units for shares of Series Seed-1 Preferred Stock, (2) the Series Seed-2 Units for shares of Series Seed-2 Preferred Stock, (3) the Series Seed-3 Units for shares of Series Seed-3 Preferred Stock, (4) the Series Seed-4 Units for shares of Series Seed-4 Preferred Stock, (5) the Series A-1 Units for shares of Series A-1 Preferred Stock and (6) the Series A-2 Units for shares of Series A-2 Preferred Stock. The Preferred Stock so issued would have comparable rights, privileges and preferences to the rights, privileges and preferences pertaining to their respective Preferred Units as set forth in this Agreement, the Investors' Rights Agreement, the Voting Agreement and the Right of First Refusal and Co-Sale Agreement. The Common Units (including Profits Units) and Non-Voting Units would be exchanged share-for-share for shares of Common Stock and Non-Voting Common Stock, respectively.

ARTICLE 5: CONVERSION RIGHTS

The holders of the Preferred Units shall have conversion rights as follows (the "**Conversion Rights**"):

5.1 Conversion Ratio. Each Preferred Unit shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable Common Units (which term, for all purposes of this Article 5 other than as provided in Section 5.7, shall be deemed to refer to Non-Voting Units in respect of the Conversion Rights of the Series Seed-2 Units) as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to any series of Preferred Units shall initially be equal to the Original Issuance Price thereof. Such initial Conversion Price, and the rate at which Preferred Units may be converted into Common Units, shall be subject to adjustment as provided below.

5.2 Termination of Conversion Rights. In the event of a Dissolution Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Units; *provided* that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 10.2(c) to holders of Preferred Units pursuant to such Dissolution Event.

5.3 Fractional Units. No fractional Common Units shall be issued upon conversion of the Preferred Units. In lieu of any fractional Units to which the holder would otherwise be entitled, the number of Common Units to be issued upon conversion of the Preferred Units shall be rounded to the nearest whole Unit.

5.4 Mechanics of Conversion.

(a) Notice of Conversion. In order for a holder of Preferred Units to voluntarily convert Preferred Units into Common Units, such holder shall (a) provide written notice to the Company's transfer agent at the office of the transfer agent for the Preferred Unit (or at the principal office of the Company if the Company serves as its own transfer agent) that such holder elects to convert all or any number of such holder's Preferred Units and, if applicable, any event on which such conversion is contingent and (b) if such holder's Preferred Units are certificated, surrender the certificate or certificates for such Preferred Units (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Unit (or at the principal office of the Company if the Company serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the Common Units to be issued. If required by the Company, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the Common Units issuable upon conversion of the specified Units shall be deemed to be outstanding of record as of such date. The Company shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Unit, or to his, her or its nominees, a certificate or certificates (if the Common Units are certificated) for the number of full Common Units issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the Preferred Units represented by the surrendered certificate that were not converted into Common Unit, and (ii) pay all declared but unpaid Distributions on the Preferred Units so converted.

(b) Reservation of Units. The Company shall at all times when the Preferred Units shall be outstanding, reserve and keep available out of its authorized but unissued Units, for the purpose of effecting the conversion of the Preferred Units, such number of its duly authorized Common Units as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Units; and if at any time the number of authorized but unissued Common Units shall not be sufficient to effect the conversion of all then outstanding Preferred Units, the Company shall take such action as may be necessary to increase its authorized but unissued Common Units to such number of Units as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite Member approval of any necessary amendment to this Agreement.

(c) Effect of Conversion. All Preferred Units which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such Units shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive Common Units in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any Preferred Units so converted shall be retired and cancelled and may not be reissued as Units of such series, and the Company may thereafter take such appropriate action (without the need for Member action) as may be necessary to reduce the authorized number of Preferred Units accordingly.

(d) No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Units surrendered for conversion or on the Common Units delivered upon conversion.

(e) Taxes. The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of Common Units upon conversion of Preferred Units pursuant to this Section 5. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of Common Units in a name other than that in which the Preferred Units so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

5.5 Adjustments to Conversion Price for Diluting Issues.

(a) Special Definitions. The following definitions shall apply:

(i) "**Additional Common Units**" shall mean all Common Units issued (or, pursuant to the provisions below, deemed to be issued) by the Company after the date of this Agreement, other than (1) the following Common Units and (2) Common Units deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(1) as to any series of Preferred Units, Common Units, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Units;

(2) Common Units, Options or Convertible Securities issued by reason of a dividend, Unit split, split-up or other distribution on Common Units that is covered by Sections 5.5(g), (h), (i) or (j);

(3) Common Units or Options issued to employees or directors/managers of, or consultants or advisors to, the Company or any of its Subsidiaries pursuant to the Plan;

(4) Common Units or Convertible Securities actually issued upon the exercise of Options or Common Units actually issued upon the conversion or exchange of

Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(5) Common Units, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Managers that do not exceed an aggregate of 300,000 Common Units (including Units underlying (directly or indirectly) any such Options or Convertible Securities); or

(6) Common Units, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another Company by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Managers of the Company.

(ii) "**Convertible Securities**" shall mean any evidences of indebtedness, units or other securities directly or indirectly convertible into or exchangeable for a Common Unit, but excluding Options.

(iii) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Unit or Convertible Securities.

(b) No Adjustment of Conversion Price. No adjustment in the Conversion Price of any series of Preferred Units shall be made as the result of the issuance or deemed issuance of Additional Common Units if the Company receives written notice from the holders of a majority of such series of Preferred Units agreeing that no such adjustment shall be made in respect of such series as the result of the issuance or deemed issuance of such Additional Common Units.

(c) Deemed Issue of Additional Common Units.

(i) If the Company at any time or from time to time after the date of this Agreement shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities), then the maximum number of Common Units (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Common Units issued as of the time of such issue.

(ii) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 5.5(d), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of Common Units issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the

Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Common Units (other than deemed issuances of Additional Common Units as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(iii) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 5.5(d) (either because the consideration per Unit of the Additional Common Units subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the date of this Agreement), are revised after the date of this Agreement as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of Common Units issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Common Units subject thereto shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(iv) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 5.5(d), the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(v) If the number of Common Units issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 5.5(c) shall be effected at the time of such issuance or amendment based on such number of Units or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in this Section 5.5(c)). If the number of Common Units issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 5.5(c) at the time of such issuance or amendment shall instead be effected at the time such number of Units and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

(d) Adjustment of Conversion Price Upon Issuance of Additional Common Units. In the event the Company shall at any time after the date of this Agreement issue Additional Common Units (including Additional Common Units deemed to be issued pursuant to Section 5.5(c)), without consideration or for a consideration per Unit less than the applicable Conversion Price for one or more series of Preferred Units in effect immediately prior to such issuance or deemed issuance, then each such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1* \ (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Common Units

(b) "CP1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Common Units;

(c) "A" shall mean the number of Common Units outstanding immediately prior to such issuance or deemed issuance of Additional Common Units (treating for this purpose as outstanding all Common Units issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Units) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of Common Units that would have been issued if such Additional Common Units had been issued or deemed issued at a price per Unit equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and

(e) "C" shall mean the number of such Additional Common Units issued in such transaction.

(e) Determination of Consideration. For purposes of this Section 5.5, the consideration received by the Company for the issuance or deemed issuance of any Additional Common Units shall be computed as follows:

(i) Cash and Property. Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest;

(2) insofar as it consists of property other than cash, be computed at the Fair Market Value thereof at the time of such issue, as determined in good faith by the Board of Managers; and

(3) in the event Additional Common Units are issued together with other Units or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board of Managers of the Company.

(ii) Options and Convertible Securities. The consideration per Unit received by the Company for Additional Common Units deemed to have been issued pursuant to Section 5.5(c), relating to Options and Convertible Securities, shall be determined by dividing:

(1) The total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2) The maximum number of Common Units (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(f) Multiple Closing Dates. In the event the Company shall issue on more than one date Additional Common Units that are a part of one transaction or a series of related transactions and that would result in an adjustment to any Conversion Price pursuant to the terms of Section 5.5(d) then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(g) Adjustment for Unit Splits and Combinations. If the Company shall at any time or from time to time after the date of this Agreement effect a subdivision of the outstanding Common Units, each Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of Common Units issuable on conversion of each Unit of such series shall be increased in proportion to such increase in the aggregate number of Common Units outstanding. If the Company shall at any time or from time to time after the date of this Agreement combine the outstanding Common Units, each Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of Common Units issuable on conversion of each Unit of such series shall be decreased in proportion to such decrease in the aggregate number of Common Units outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

(h) Adjustment for Certain Distributions. In the event the Company at any time or from time to time after the date of this Agreement shall make or issue a Distribution payable on the Common Units in additional Common Units, then and in each such event each Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance by multiplying the Conversion Price then in effect by a fraction:

(i) the numerator of which shall be the total number of Common Units issued and outstanding immediately prior to the time of such issuance, and

(ii) the denominator of which shall be the total number of Common Units issued and outstanding immediately prior to the time of such issuance plus the number of Common Units issuable in payment of such Distribution.

Notwithstanding the foregoing, no such adjustment shall be made if the holders of Preferred Units simultaneously receive a dividend or other distribution of Common Units in a number equal to the number of Common Units as they would have received if all outstanding Preferred Units had been converted into Common Units on the date of such event.

(i) Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the date of this Agreement shall make or issue a Distribution payable in securities of the Company (other than a distribution of Common Units in respect of outstanding Common Units) or in other property and the provisions of Section 8 or Section 10.2(c) do not apply to such Distribution, then and in each such event the holders of Preferred Units shall receive, simultaneously with the distribution to the holders of Common Units, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding Preferred Units had been converted into Common Units on the date of such event.

(j) Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger (excluding a Dissolution Event) involving the Company in which the Common Units (but not the Preferred Units) are converted into or exchanged for securities, cash or other property (other than a transaction covered by paragraphs (g), (h) or (i) above), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each Preferred Unit of each series shall thereafter be convertible in lieu of the Common Units into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of Common Units of the Company issuable upon conversion of one Preferred Unit of such series immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Managers of the Company) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Unit, to the end that the provisions set forth in this Section 5.5 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Units.

(k) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 5.5, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Units a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Units of each series are convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Unit (but in any event not later than ten days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of Common Units and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each series of Preferred Units.

5.6 Mandatory Conversion.

(a) Trigger Events. Upon either (i) the closing of the sale of Common Units to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, resulting in at least $50,000,000 of gross proceeds to the Company and in connection with such offering the Common Units are listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Managers (a "**Qualified IPO**") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Majority Members (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding Preferred Units shall automatically be converted into Common Units, at the then effective conversion rate as calculated pursuant to Section 5.1, and (ii) such Units may not be reissued by the Company.

(b) Procedural Requirements. All holders of Preferred Units shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such Preferred Units pursuant to this Section 5.6. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of Preferred Units in certificated form shall surrender his, her or its certificate or certificates for all such Units (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company at the place designated in such notice. If so required by the Company, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Unit converted pursuant to this Section 5.6 will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this paragraph. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Unit, the Company shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates (if the Common Units are certificated) for the number of full Common Units issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the Preferred Units converted. Such converted Preferred Units shall be retired and cancelled and may not be reissued as Units of such series, and the Company may thereafter take such appropriate action (without the need for Member action) as may be necessary to reduce the authorized number of Preferred Units accordingly.

5.7 Conversion Following Dispersion Transaction. Upon a transfer of any Non-Voting Units (or Series Seed-2 Units that are convertible into Non-Voting Units) to: (i) a transferee in a widespread public distribution of the voting securities of the Company, (ii) an underwriter for the purpose of conducting a widespread public distribution of the voting securities of the Company, (iii) as part of a bona fide private placement in which no single person would receive 2% or more of any class of voting securities of the Company or (iv) a transferee if such transferee would control more than 50% of the voting securities of the Company notwithstanding any transfer of Non-Voting Units (or Series Seed-2 Units that are convertible into Non-Voting Units) (each, a "**Dispersion Transaction**"), then automatically and immediately after the consummation of such transfer: (1) such Non-Voting Units shall convert into an equivalent number of Common Units (i.e., on a one-to-one basis) and (2) such Series Seed-2 Preferred Units shall thereafter be convertible into Common Units instead of Non-Voting Units. Thereafter, the Company shall take such action as may be reasonably required to reflect any such conversions, transfers or changes, in the Dispersion Transaction.

5.8 Applicability of Section 9.2. This Article 5 is subject in all respects to the limitations in Section 9.2.

ARTICLE 6: CAPITAL

6.1 Capital Contributions. Each Member has, on the date hereof, made such Capital Contributions to the Company as are set forth on the books and records of the Company.

6.2 Additional Capital Contributions. The Capital Contributions of new Members and any additional Capital Contributions of existing Members shall be set forth on the books and records of the Company and each dated so as to indicate the date on which such new Capital Contributions are effective.

6.3 Maintenance of Capital Accounts. The Company shall maintain a Capital Account for each Member as part of its books and records.

ARTICLE 7: ALLOCATIONS

7.1 Profits and Losses. After giving effect to the special allocations set forth in Sections 7.3 and 7.4, Profits and Losses of the Company for any Fiscal Year (or other applicable taxable period) shall be allocated to the Members in such a manner as shall cause the Capital Accounts of the Members, as adjusted through the end of such Fiscal Year (or other applicable taxable period), to equal (a) the amount such Members would receive if all assets of the Company on hand at the end of such Fiscal Year (or other applicable taxable period) were sold for cash equal to their Book Values, all liabilities of the Company were satisfied in cash in accordance with their terms (limited in the case of non-recourse liabilities to the Book Value of the property securing such liabilities), and all remaining or resulting cash was distributed to the Members under Section 10.2(c), minus

(b) such Member's share of Minimum Gain and Member Loan Minimum Gain, computed immediately prior to the hypothetical sale of assets. Solely for purposes of making allocations under this Section 7.1, it shall be assumed that Members holding Profits Units are fully vested in their Profits Units.

7.2 Allocations in Year of Liquidation. Notwithstanding Section 7.1, but subject to Sections 7.3 and 7.4, to the extent necessary, individual items of income, gain, loss or deduction of the Company arising in the year in which an actual liquidation occurs or arising from the sale of all or substantially all of the Company's assets will be allocated such that, to the extent possible, the balance in each Member's Capital Account following all of the allocations pursuant to Sections 7.3 and 7.4 is equal to the amount that each such Member is entitled to receive under Section 10.2(c).

7.3 Special Allocations.

(a) Minimum Gain Chargeback. Notwithstanding any other provision of this Article 7, if there is a net decrease in Minimum Gain during any Fiscal Year or other period, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to the portion of such Person's share of the net decrease in Minimum Gain, such Person's share to be determined in accordance with Regulations Section 1.704-2(g), except that, to the extent that any exceptions contained in Regulations Section 1.704-2(f)(2) (exception for certain conversions and refinancings), 1.704-2(f)(3) (exception for certain capital contributions), 1.704-2(f)(4) (waiver for certain income allocations that fail to meet minimum gain chargeback requirement if minimum gain chargeback distorts economic arrangement) and 1.704-2(f)(5) (additional exceptions) apply to any Person, such minimum gain chargeback may be avoided. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(f)(6). This Section 7.3(a) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(f)(1) and shall be interpreted consistently therewith.

(b) Member Loan Minimum Gain Chargeback. Notwithstanding any other provision of this Article 7 except Section 7.3(a) hereof, if there is a net decrease in Member Loan Minimum Gain attributable to a Member Loan Nonrecourse Debt during any Fiscal Year, each Person who has a share of the Member Loan Minimum Gain attributable to such Member Loan Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to the portion of such Person's share of the net decrease in Member Loan Minimum Gain attributable to such Member Loan Nonrecourse Debt, except that, to the extent that any exceptions contained in Regulations Section 1.704-2(i) (net decrease in partner loan nonrecourse debt arising as a result of a conversion or refinancing, capital contribution, waiver for certain income allocations that fail to meet partner loan minimum gain chargeback requirement if partner loan minimum gain chargeback distorts economic arrangement, and additional exceptions contained in revenue rulings) apply to any Person, such Member Loan Minimum Gain chargeback may be avoided. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(i)(4). This Section 7.3(b) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Person in an amount and manner sufficient to eliminate, as quickly as possible, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Person, *provided* that an allocation pursuant to this Section 7.3(c) shall be made if and only to the extent that such Person would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 7 have been tentatively made as if this Section 7.3(c) were not in this Agreement.

(d) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year that is in excess of the sum of (i) the amount such Member is obligated to restore to the capital of the Company and (ii) the amount such Person is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), each such Person shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, *provided* that an allocation pursuant to this Section 7.3(d) shall be made if and only to the extent that such Person would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article 7 have been tentatively made as if Section 7.3(c) hereof and this Section 7.3(d) were not in this Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year or other period shall be allocated among the Members in accordance with their Sharing Percentages.

(f) Member Loan Nonrecourse Deductions. Any Member Loan Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Loan Nonrecourse Debt to which such Member Loan Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(g) Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Sections 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of (x) the distribution to a Member in complete liquidation of his Interest in the Company or (y) the transfer of an Interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated, in the case of clause (y), to the Members with respect to such transferred Interest in accordance with their Sharing Percentages in the Company in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or, in the case of clause (x), to the Members to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(h) Loss Allocation Limitation. The Losses allocated pursuant to Section 7.1 hereof shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event that some, but not all, of the Members would have an Adjusted Capital Account Deficit as a consequence of an allocation of Losses pursuant to Section 7.1 hereof, the limitation set forth in the preceding sentence shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member consistent with Regulations Section 1.704-1(b)(2)(ii)(d). All Losses in excess of the limitation set forth in this Section 7.3(h) shall be allocated to the Members in accordance with their Sharing Percentages in the Company as determined by the Board of Managers in its reasonable discretion.

7.4 Curative Allocations. The allocations set forth in Sections 7.3(a)-(h) hereof (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction. Therefore, notwithstanding any other provision of this Article 7 (other than the Regulatory Allocations), the Board of Managers shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 7.1, 7.2 and 7.3. In exercising its discretion under this Section 7.4, the Board of Managers shall take into account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

7.5 Other Allocation Rules.

(a) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Board of Managers using any permissible method under Code Section 706 and the Regulations thereunder.

(b) Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits or Losses pursuant to Sections 7.1, 7.2 and 7.3 for the Fiscal Year.

(c) The Members are aware of the income tax consequences of the allocations made by this Article 7 and hereby agree to be bound by the provisions of this Article 7 in reporting their share of Company income, gain, loss and deduction for income tax purposes.

(d) Solely for purposes of determining a Member's proportionate share of "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Members' interests in Company profits are in accordance with their Sharing Percentages.

7.6 Tax Allocations. For each Fiscal Year, items of taxable income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in the same manner as their corresponding book items were allocated pursuant to Sections 7.1 through 7.5 hereof for such Fiscal Year, as modified by the following principles:

(a) In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the basis at the time of contribution of such property to the Company for federal income tax purposes and its initial or adjusted value.

(b) Allocations pursuant to this Section 7.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Profits, Losses, or other items or Distributions pursuant to any provision of this Agreement.

(c) As long as consistent with the other provisions of this Article 7, to the extent that gain from the disposition of any Company property is, for federal income tax purposes, taxable as ordinary income by reason of recapture of depreciation or cost recovery deductions taken with respect to such property, such depreciation recapture shall be allocated among the Members in proportion to the depreciation or cost recovery deductions previously allocated among them with respect to such property; *provided, however,* that in the event the depreciation recapture is less than the aggregate amount of depreciation or cost recovery deductions giving rise to the depreciation recapture allocated among such Persons with respect to such property, the depreciation recapture will be allocated among such Persons based on the order in time the Members have been allocated such deductions with respect to such property.

ARTICLE 8: DISTRIBUTIONS

8.1 Available Cash. Except as otherwise provided herein (including the provisions of Section 10 relating to a Dissolution Event) and subject to any consent required under Section 4.4, Available Cash, if any, may, to the extent permitted hereunder and by Applicable Law, be distributed from time to time as determined by the Board of Managers to Members. All distributions pursuant to this Section 8.1 shall be made in the order or priority set forth in Sections 10.2(c)(iii) through 10.2(c)(v), and shall reduce any future amounts distribute to or payable to the Member pursuant to such Sections in the same manner as if such distributions had been made in connection with a Dissolution Event.

8.2 Tax Distributions. The Company shall, subject to Available Cash, distribute amounts to or on behalf of each Member equal to the Required Tax Distribution amount for such Member, pro rata based on the respective Required Tax Distribution amounts of the Members; provided, however, that no Required Tax Distributions shall be made in the year in which the Company is liquidated. Required Tax Distributions shall be treated as advances of distributions pursuant to this Agreement and shall be applied against and reduce any future amounts distributable to or payable to the Member (or such Member’s successor in interest).

ARTICLE 9: ADMISSION OF NEW MEMBERS AND ASSIGNABILITY OF COMPANY INTERESTS

9.1 Transfers; Admission of New Members. Subject to any restrictions on Transfer in the Investors’ Rights Agreement or the Right of First Refusal and Co-Sale Agreement and subject to Section 9.2, in connection with any Transfer:

(a) No Common Units (excluding Common Units issued upon conversion of Preferred Units) may be Transferred (other than Exempted Transfers) without the approval of a majority of the Board of Managers;

(b) The Person seeking to become a new Member or a transferee of Units shall deliver such documentation and undertakings as may be required by the Company to properly reflect such Transfer and to cause such Person to be bound by this Agreement as though such Person were the Transferring Member;

(c) The Transfer, alone or taken together with other transactions, shall not be permitted if it would cause the Company to be treated as a corporation or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes; and

(d) If reasonably requested by the Company, the Member seeking to effect such Transfer shall provide the Company with an opinion of counsel satisfactory to the Company, to the effect that such Transfer is either subject to an effective registration statement under, or exempt from the registration requirements of, applicable state and federal securities laws.

9.2 Limitations on Ownership and Voting. To the maximum extent under applicable law, if there is any conflict between any provision below or otherwise in this Agreement, on the one hand, and any provision in any of the Voting Agreement, the Right of First Refusal and Co-Sale Agreement, the Investors' Right Agreement or any other agreement, on the other hand, the provision below or otherwise in this Agreement shall control.

(a) Commencing on the date that 24X National Exchange is registered as a national securities exchange pursuant to Section 6(a) of the Exchange Act (the "**Registration Date**"), and for so long as the Company Controls, directly or indirectly, 24X National Exchange, except as provided in Section 9.2(b)(i) and Section 9.2(b)(ii):

(i) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, more than forty percent (40%) of the then issued and outstanding Units;

(ii) No member of 24X National Exchange, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, more than twenty percent (20%) of the then issued and outstanding Units; and

(iii) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of Units or give any consent or proxy with respect to Units representing more than twenty percent (20%) of the voting power of the then issued and outstanding Units, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the Units that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Units which would represent more than twenty percent (20%) of such voting power.

The parties hereto acknowledge that no Member shall be deemed to be in breach of this Section 9.2(a) if such Member is in violation of the limitations set forth above as a result of an action by any other Person (other than such Member or such Member's Affiliates) (including, for the avoidance of doubt, any transfer or surrender of Units by another Member or a redemption of Units by the Company).

(b) Commencing on the Registration Date, and for so long as the Company shall Control, directly or indirectly, 24X National Exchange, subject to Section 9.2(c) and Section 9.2(d):

(i) The limitations in Section 9.2(a)(i) and Section 9.2(a)(iii) above shall not apply in the case of any class or series of Units that does not have the right by its terms to nominate any managers or on other matters that may require the approval of the holders of Voting Units of the Company, if any (other than matters affecting the rights, preferences or privileges of said class or series of Units); and

(ii) The limitations in Section 9.2(a)(i) and Section 9.2(a)(iii) above (except with respect to members of 24X National Exchange and their Related Persons) may be waived by the Board of Managers pursuant to a resolution duly adopted by the Board of Managers, if, in connection with the taking of such action, the Board of Managers adopts a resolution stating that it is the determination of the Board of Managers that such action shall not impair the ability of 24X National Exchange to carry out its functions and responsibilities as an "exchange" under the Exchange Act, and the rules and regulations promulgated thereunder; that it is otherwise in the best interests of the Company, its Members and 24X National Exchange, and that it shall not impair the ability of the SEC to enforce the Exchange Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the SEC. In making the determinations referred to in the immediately preceding sentence, the Board of Managers may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the rules and regulations promulgated thereunder, and the governance of 24X National Exchange.

(c) Notwithstanding any provision of Section 9.2(b) above, in any case where a Person, either alone or with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Units, such sale, assignment or transfer shall not become effective until the Board of Managers shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act).

(d) Notwithstanding any provision of Section 9.2 above, and without giving effect to the same, any Person that either alone or together with its Related Persons proposes to own, directly or indirectly, of record or beneficially, Units constituting more than forty percent (40%) of the then issued and outstanding Units, or to exercise voting rights, or grant any proxies or consents with respect to Units constituting more than twenty percent (20%) of the voting power of the then-issued and outstanding Units, shall have delivered to the Board of Managers a notice in writing, not less than forty-five (45) days (or any shorter period to which the Board of Managers shall expressly consent) before the proposed ownership of such Units, or the proposed exercise of said voting rights or the granting of such proxies or consents, of its intention to do so.

(e) Commencing on the Registration Date and for so long as the Company shall Control, directly or indirectly, 24X National Exchange:

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of Units outstanding), of record or beneficially five percent (5%) or more of the then issued and outstanding Units shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more, give the Board of Managers written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Persons') approximate ownership interest of the Company; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Company, whether through ownership of securities, by contract or otherwise, provided that no Member shall be required to provide notice to the Company pursuant to this Section 9.2(e)(i) in connection with the execution of this Agreement.

(ii) Each Person required to provide written notice pursuant to Section 9.2(e)(i) shall update such notice promptly after any change in the contents of that notice; provided that no updated notice pursuant to this Section 9.2(e)(ii) shall be required to be provided to the Board of Managers (A) in the event of an increase or decrease in the ownership interest so reported of less than one percent (1%) (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the then issued and outstanding Units (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the then issued and outstanding Units (at a time when such Person previously owned more than such percentages); or (B) in the event the Company issues additional Units or takes any other action that dilutes the ownership of such Person, or acquires or redeems Units or takes any other action that increases the ownership of such Person, in each case without any change in the number of Units held by such Person.

(iii) The Board of Managers shall have the right to require any Person reasonably believed to be subject to and in violation of this Section 9.2(e) to provide the Company complete information as to all Units owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Section 9.2(e) as may reasonably be requested of such Person.

(f) (i) Any Transfer or attempted Transfer of any Units in violation of any provisions of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement, including without limitation, voting, payment of dividends and distributions with respect to such Units whether upon liquidation or otherwise.

(ii) If any Member purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, Units that would violate the provisions of this Agreement, then the Company shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any Units subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(iii) Subject to Sections 9.2(f)(i) and 9.2(f)(ii), commencing on the Registration Date and for so long as the Company Controls, directly or indirectly, 24X National Exchange, if any Member purports to Transfer any Units and such Transfer results in a violation of Section 9.2, then the Company shall have the right to, and shall promptly after confirming such violation and determining to exercise its right and to the extent funds are legally available, redeem all of the Units the holding of which by such Member or holder thereof results in a violation of Section 9.2 for a price per Unit, as applicable, equal to the Fair Market Value of such Units; provided, that if either such Member or such holder has received written notice from the Company prior to such Transfer, or a director or officer of such Member (if an entity) or such Member (if an individual) is otherwise actually aware, that such Transfer will result in a violation of Section 9.2, such applicable Units shall be redeemed for a price per Unit, as applicable, equal to the lesser of (a) book value or (b) Fair Market Value of such Units. The number of Units to be redeemed by the Company pursuant to the preceding sentence shall be calculated by the Company after taking into account the fact that immediately upon their redemption such redeemed Units shall become treasury shares and shall no longer be deemed to be outstanding. Written notice shall be given by the Company to the holders of the redeemable Units at the address of such holders appearing on the books of the Company, which notice shall specify a date for redemption of such Units that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any Units which have been so called for redemption shall not be deemed outstanding Units after the date on which written notice of redemption has been given to the holders of those Units if a sum sufficient to redeem such Units shall have been irrevocably deposited or set aside to pay the redemption price to the holders of the Units. From and after the applicable redemption date (unless the Company shall default in providing funds for the payment of the redemption price) the Units which have been redeemed by the Company as aforesaid shall become treasury shares, and all rights of the holder of such redeemed Units as a Member of the Company associated with such Units (except the right to receive from the Company the applicable redemption price against delivery to the Company of evidence of ownership of such Units) shall cease. Written notice shall be given by the Company to all holders of Units of any redemption by the Company (including, without limitation, a redemption pursuant to this Section 9.2(f)(iii)) not more than ten (10) days after consummation of the applicable redemption, which notice shall specify the number of Units of each class and series outstanding after such redemption. In the event that any redemption or other action by the Company has resulted in any Member owning such number of Units that is in violation of the provisions of Section 9.2, the Company shall have the right to and shall promptly after confirming such violation and determining to exercise its right and to the extent funds are legally available, redeem such Units for a price per Unit, as applicable, equal to Fair Market Value, and otherwise pursuant to the provisions of this Section 9.2(f)(iii) and subject to Section 9.2(g).

(g) Notwithstanding anything to the contrary:

(i) Dmitri Galinov and his Related Persons shall have a temporary exemption from the limitation on ownership set forth in Section 9.2 above until nine (9) months after the date of approval by the SEC of 24X National Exchange's Form 1 application to register as a national securities exchange or until commencement of the operation of the national securities exchange, if later than nine (9) months. If Dmitri Galinov and his Related Persons do not comply with the ownership limitations in Section 9.2 within the applicable time period in the preceding sentence, then the Company shall redeem all of the Units the holding of which by Dmitri Galinov and/or his Related Persons results in a violation of Section 9.2 for a price per Unit, as applicable, equal to the lesser of (a) book value or (b) Fair Market Value of such Units.

(ii) Dmitri Galinov and his Related Persons shall have a temporary exemption from the voting limitations set forth in Section 9.2 above until nine (9) months after the date of approval by the SEC of 24X National Exchange's Form 1 application to register as a national securities exchange or until commencement of the operation of the national securities exchange, if later than nine (9) months, but only with respect to any vote regarding any merger, consolidation or dissolution of the Company or any sale of all or substantially all of the assets of the Company.

9.3 Voluntary Withdrawal. Members may not voluntarily withdraw from the Company. In the event of a withdrawal in contravention of the foregoing provision, the withdrawing Member shall not be entitled to receive the fair value of its membership interest in the Company, and the Company may recover from the withdrawing Member damages for breach of the foregoing provision and offset damages against any amount otherwise distributable to the withdrawing Member.

ARTICLE 10: LIQUIDATION, DISSOLUTION AND TERMINATION

10.1 Appointment of Liquidating Agent. Upon the occurrence of a Dissolution Event (but not a Dissolution Event resulting from a Change of Control), a person shall be designated by the Board of Managers to act as a liquidator of the Company (the "**Liquidating Agent**").

10.2 Dissolution. The Company shall be dissolved only upon the occurrence of a Dissolution Event (but not a Dissolution Event resulting from a Change of Control). The dissolution of the Company shall take place in accordance with sections (a) through (d) below.

(a) Termination and Winding Up. Upon the occurrence of a Dissolution Event (other than a Dissolution Event resulting from a Change of Control), the Liquidating Agent shall commence to terminate and wind up the affairs of the Company. The Liquidating Agent shall proceed with such termination and winding up in as expeditious a manner as is reasonably practicable. The Liquidating Agent shall be entitled to receive reasonable and customary compensation for its services. The Liquidating Agent may resign at any time by giving 15 days' prior written notice, and may be removed at any time by the Board of Managers. The Liquidating Agent shall have and may exercise, without further authorization or consent of any of the parties hereto or their legal representatives or successors in interest, all powers (including the right to sell, transfer, assign, and dispose of property) to the extent necessary or desirable in the judgment of the Liquidating Agent to carry out the duties and functions of the Liquidating Agent hereunder for and during such period of time, as shall be reasonably required in the judgment of the Liquidating Agent to complete the termination and winding up and dissolution of the Company as provided for herein. Upon the dissolution of the Company, in lieu of Distributions of capital in cash to the Members, the Liquidating Agent, in its discretion, may distribute assets in kind, or partly in kind and partly in cash. Within 90 days after the final Distribution of the assets of the Company, the Liquidating Agent shall cause to be prepared and forwarded to each Member a final accounting of the Company.

(b) Reserves. After making payment or provision for payment of all debts and liabilities of the Company and all expenses of liquidation, the Liquidating Agent may set up such cash reserves as the Board of Managers may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company.

(c) Order of Distributions. Upon a Dissolution Event, the Liquidating Agent shall take full account of the Company's liabilities and property, and the Company's property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the Available Cash, to the extent sufficient therefor, shall be applied and distributed in the following order of priority:

(i) *First*, to the creditors, including Members, of the Company in payment of the unpaid liabilities of the Company to the extent required by law or under agreements with such creditors.

(ii) *Second*, to the creation or funding of any reserves which the Board of Managers deems necessary for any anticipated, contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the conduct of the Company's business.

(iii) *Third*, to the holders of any Preferred Units, an amount per Preferred Unit equal to the applicable Original Issue Price of such series of Preferred Units;

(iv) *Fourth*, to the Members holding Common Units (other than Unvested Profits Units) and Non-Voting Units, pro rata in accordance with their respective Sharing Percentages until such time as each Common Unit (other than Profits Units) has received aggregate distributions pursuant to this Section 10.2(c)(iv) in an amount equal to the product of (x) the Sharing Percentage represented by such Common Unit and (y) the total amount distributed pursuant to Section 10.2(c)(iii) and this Section 10.2(c)(iv). For purposes of the foregoing, each vested Profits Unit shall participate ratably in distributions pursuant to this Section 10.2(c)(iv), but only after, and to the extent that, such distributions constitute Appreciation with respect to such Profits Unit; and

(v) *Fifth,* to the Members holding Preferred Units, Common Units (other than Unvested Profits Units) and Non-Voting Units, pro rata in accordance with their Sharing Percentages.

(d) If any distribution under either Section 8.1 or Section 10.2(c) would be made in respect of any Unvested Profits Units, the portion of such distribution that is so allocable to Unvested Profits Units shall be held by the Company and not distributed to the applicable Holder of Profits Units at that time, but thereafter shall be distributed by the Company to the applicable Holder of Profits Units on an incremental basis, as, when and if any Unvested Profits Units become vested Profits Units in accordance with the agreements under which such Profits Units are issued; *provided*, that any such distributions which are (i) attributable to Profits Units that have been repurchased by the Company or (ii) relate to proceeds to the Company from a Dissolution Event attributable to Profit Units that do not vest upon such event shall, notwithstanding anything herein to the contrary, be distributed to the holders of Units that are not Unvested Profits Units in proportion to either their Sharing Percentages (without taking into account Unvested Profits Units), in the case of a Distribution under Section 8.1, or in accordance with Section 10.2(c) (without taking into account Unvested Profits Units), in the case of a Dissolution Event.

(e) In the event of an Asset Sale or a Change of Control, if any portion of the Available Cash payable to the equity holders of the Company is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the transaction agreement shall provide that (x) the portion of such Available Cash that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the Members in accordance with Section 10.2(c) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (y) any Additional Consideration which becomes payable to the Members upon satisfaction of such contingencies shall be allocated among the Members in accordance with Section 10.2(c) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 10.2(e), consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Asset Sale or Change of Control shall be deemed to be Initial Consideration.

(f) Required Filings. The Liquidating Agent shall (and is hereby given the authority to) publish, execute and record all documents required to effectuate the dissolution and termination of the Company in accordance with the Act.

ARTICLE 11: INDEMNIFICATION AND LIMITATION ON LIABILITY

11.1 The Company shall indemnify, defend and hold harmless any Person who was or is a party to any proceeding (other than an action by, or in the right of, the Company), by reason of the fact that he or she is or was a member of the Board of Managers or an officer of the Company, or is or was serving at the request of the Company as a manager or officer of another Person, to the fullest extent permitted by law, against all losses, claims, demands, costs, damages, judgments, liability or expense (including attorneys' fees and disbursements) incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty (solely to the extent indemnification is prohibited under Bermuda law) which may attach to any of the said persons. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of *nolo contendere* or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company, with respect to any criminal action or proceeding, or had reasonable cause to believe that his or her conduct was unlawful. The Company may similarly indemnify any Person acting as an employee or agent of the Company (or acting in such capacity for another Person at the request of the Company); provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty (solely to the extent indemnification is prohibited under Bermuda law) which may attach to any of the said persons.

11.2 The Company shall indemnify any Person, who was or is a party to any proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that the Person is or was a member of the Board of Managers or an officer of the Company, or is or was serving at the request of the Company as a manager or officer of another Person, against expenses and amounts paid in settlement not exceeding, in the judgment of the Board of Managers, the estimated expense of litigating the proceeding to conclusion, and actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall occur if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made under in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. The Company may similarly indemnify any Person acting as an employee or agent of the Company (or acting in such capacity for another Person at the request of the Company).

11.3 Any indemnification under this Article 11, unless pursuant to a determination by a court, shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Person in question is proper in the circumstances because he or she has met the applicable standard of conduct set forth in this Article 11. Such determination shall be made by the Board of Managers by a majority vote of a quorum consisting of members who were not parties to such proceeding.

11.4 Expenses incurred by an officer or member of the Board of Managers in defending a civil or criminal proceeding shall be paid by the Company in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such board member or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the Company, pursuant to this Article 11. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the Board of Managers deems appropriate.

11.5 The indemnification and advancement of expenses provided pursuant to this Article 11 are not exclusive, and the Company may make any other or further indemnification or advancement of expenses of any of the managers, officers, employees, or agents, under any agreement, vote of Members or disinterested managers, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any manager, officer, employee, or agent in circumstances where such would be prohibited by the Act or other Applicable Law.

11.6 Indemnification and advancement of expenses as provided in this Article 11 shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a manager, officer, employee, or agent to the Company and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

11.7 A manager shall not be personally liable for monetary damages to the Company or any other person for any statement, vote, decision, or failure to act, regarding company management or policy, by such manager, unless:

(a) The manager breached or failed to perform his or her duties as a manager; and

(b) The manager's breach of, or failure to perform, those duties constitutes or results from any of the following:

(i) A violation of criminal law, unless the board member had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful. A judgment or other final adjudication against a board member in any criminal proceeding for a violation of the criminal law stops that board member from contesting the fact that his or her breach, or failure to perform, constitutes a violation of the criminal law but does not prevent or ban the board member from establishing that he or she had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

(ii) A transaction from which the manager derived an improper personal benefit, either directly or indirectly.

(iii) A proceeding by or in the right of the Company to procure a judgment in its favor or by or in the right of a Member, conscious disregard for the best interest of the Company or wilful misconduct.

ARTICLE 12: MISCELLANEOUS

12.1 Accounting Basis for Tax and Reporting Purposes. The books and records of the Company for tax purposes, for purposes of this Agreement and for the purpose of reports to the Members shall be kept in accordance with such method as the Board of Managers shall determine.

12.2 Books and Records. The books and records of the Company shall be maintained at the registered office of the Company; provided, however, that:

(a) To the extent Company's corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings, are related to the activities of 24X National Exchange, such corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings, as well as premises, managers, officers, employees and agents of the Company shall be deemed to be the corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings, as well as premises, managers, officers, employees or agents, as applicable, of 24X National Exchange for the purposes of, and subject to oversight pursuant to, the Exchange Act.

(b) Commencing on the Registration Date, and so long as the Company shall directly or indirectly own or Control 24X National Exchange, the Company's corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings shall be maintained in the United States and shall be subject at all times to inspection and copying by the SEC and 24X National Exchange (and to the extent such records and documents relate to the activities of any routing broker for 24X National Exchange, FINRA, any other SROs of any routing broker of which the routing broker is a member, and any such routing broker); provided that such corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings are related to the operation or administration of 24X National Exchange or any routing broker for 24X National Exchange, as applicable.

(c) All books and records of 24X National Exchange reflecting confidential information pertaining to the self-regulatory function of 24X National Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Company, and the information contained in those books and records, shall be retained in confidence by the Company, its personnel, managers, officers, employees and agents, and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in this Agreement shall be interpreted so as to limit or impede the rights of the SEC or 24X National Exchange to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any managers, officers, employees or agents of the Company to disclose such confidential information to the SEC or 24X National Exchange.

12.3 Consent. Unless otherwise specifically provided for herein and subject to the limitations in Section 9.2, whenever in this Agreement the consent or approval of the Members is required, such consent or approval shall be deemed given upon receipt by the Board of Managers of the written consent or approval of the Majority Members required to give such consent or approval.

12.4 Partnership Representative.

(a) The "**Partnership Representative**" (as such term is defined in Section 6223 of the Code) of the Company shall be selected by the Managers. The Partnership Representative is hereby directed and authorized to take whatever steps the designated Partnership Representative, in its reasonable discretion, deems necessary or desirable to perfect such designation, including filing any forms or documents with the Internal Revenue and taking such other action as may from time to time be required under the Treasury Regulations. Expenses incurred by the Partnership Representative in its capacity as such, shall be borne by the Company as Company expenses. Such expenses shall include fees of attorneys and other tax professionals, accountants, appraisers and experts, filing fees and reasonable out-of-pocket costs.

(b) The Partnership Representative shall have all of the rights, duties and powers provided for in Code Sections 6221 through 6241, inclusive, provided that in exercising such rights, duties and powers, the Partnership Representative shall be bound by the terms of this Section 12.4.

(c) The Partnership Representative shall promptly notify the Managers in writing of any audit or claim by any taxing authority that could result in a liability for income taxes or a material amount of non-income taxes (each such audit or claim, a "**Material Tax Proceeding**") and shall promptly deliver to the Managers a copy of all notices, communications, reports and writings received from any taxing authority relating to a Material Tax Proceeding and shall keep the Managers advised of all developments with respect to a Material Tax Proceeding. The Partnership Representative will obtain consent of the Managers before settling or taking any material action in respect of any Material Tax Proceeding.

(d) On behalf of the Company, the Partnership Representative shall, at the direction of the Board of Managers, make a timely election under Code Section 6226(a) to treat a "partnership adjustment" as an adjustment to be taken into account by each Member (including former Members) in accordance with Code Section 6226(b).

(e) In the event that the Company incurs any liability for taxes and associated interest and penalties for any reason (the "**Tax Liabilities**"), the Partnership Representative shall cause the Members (including former Members) to whom such Tax Liabilities relate, to pay, and each such Member hereby agrees to pay, such amount to the Company, and such amount shall not be treated as a Capital Contribution to the Company. Any amount not paid by a Member (or former Member) at the time requested by the Partnership Representative shall accrue interest at eight percent per annum (8%) until paid, and such Member (or former Member) shall also be liable to the Company for any damages resulting from a delay in making such payment beyond the date such payment is requested by the Partnership Representative. Notwithstanding the foregoing, any amount paid by the Company that is attributable to a Member (or former Member), as determined by the Board of Managers shall be treated as an advance on future distributions to which such Member (or former Member) is otherwise entitled until such amount is paid by such Member (or former Member).

(f) No Member shall file a notice under Code Section 6222(b) in connection with such Member's intention to treat an item on such Member's Federal income tax return in a manner that is inconsistent with the treatment of such item on the Company's Federal income tax return without the consent of the Board of Managers, which such consent shall not be unreasonably withheld.

(g) The provisions of this Section 12.4 shall survive the termination of the Company or the termination of any Member's interest in the Company and shall remain binding on the Members for a period of time necessary to resolve any and all matters regarding the federal income taxation of the Company and any applicable state income tax matters.

12.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the books and records of the Company, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 12.5. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to One Landmark Square, 18th Floor, Stamford, CT, 06901, Attn: David Sassoon, Telephone (203) 293-2385, Email: david@24exchange.com.

12.6 Entire Agreement. This Agreement is the entire agreement among the parties hereto relating to the subject matter hereof. Without limiting the foregoing, the Existing Agreement is superseded in its entirety by this Agreement.

12.7 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be used against any party.

12.8 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under Applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

12.9 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience of reference only and do not constitute a part of and shall not be utilized in interpreting this Agreement.

12.10 Consent to Amendments; Waivers.

(a) Except as otherwise expressly provided herein and subject to Section 9.2 and Section 12.10(b), the provisions of this Agreement may be amended or waived at any time by the written agreement of the Company and the Majority Members. Any waiver, permit, consent or approval of any kind or character on the part of any such Member of any provisions or conditions of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in such writing. Any amendment or waiver of any provision hereof that by its terms adversely affects the Members holding a series or sub-series of Preferred Units (or any individual Member) in a discriminatory manner relative to the Preferred Members generally shall only be effective as against the Members or Units so affected upon the written consent of holders of a majority of the then-outstanding Units of the series or sub-series so adversely affected. Notwithstanding anything to the contrary, no amendment that would change the limited liability status of any Member or that would increase any Member's capital contributions shall be made without the written consent of such Member.

(b) Notwithstanding the provisions of this Section 12.10, commencing on the Registration Date, and for so long as the Company shall Control, directly or indirectly, 24X National Exchange, before any amendment to or repeal of any provisions in this Agreement shall be effective, the applicable changes shall be submitted to the governing board of such exchange for approval, and, if approved, the proposed changes to this Agreement shall not be effective until filed with or filed with and approved by the SEC, as the case may be, to the extent required by Applicable Law, it being agreed that if the same must be filed with or filed with and approved by the SEC before the changes may be effective, under Section 19 of the Exchange Act and the rules and regulations promulgated under the Exchange Act by the SEC or otherwise, then the proposed changes to this Agreement shall not be effective until filed with or filed with and approved by the SEC, as the case may be.

12.11 Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto, whether so expressed or not; *provided*, that in the case of an assignment, such assignment shall be made in conjunction with a Transfer of Units, such assignment shall specifically provide that the assignee shall assume all obligations of the assigning Member, and such assignee shall execute and deliver to the Company and the other Members a counterpart of this Agreement.

12.12 Third Party Rights. The provisions of this Agreement are for the exclusive benefit of the Company and the Members and no other person (including, without limitation, any creditor of the

Company) shall have any right or claim against the Company or the Members by reason of these provisions or be entitled to enforce any of these provisions against the Company or the Members.

12.13 Governing Law. Subject to Section 3.4(c), all questions concerning the construction, validity, and interpretation of this Agreement, and the performance of the obligations imposed by this Agreement, shall be governed by the laws of Bermuda.

12.14 Remedies. The parties hereto shall have all rights and remedies set forth in this Agreement and all rights and remedies available under any Applicable Law. The parties hereto agree and acknowledge that money may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may, in its sole discretion, apply to any court of law or equity of competent jurisdiction for specific performance or injunctive relief (without posting bond or other security) in order to enforce, or prevent any violations of, the provisions of this Agreement.

12.15 Waiver of Partition. Except as may be otherwise provided by law in connection with the winding-up, liquidation and dissolution of the Company, each Member hereby irrevocably waives any and all rights that it may have to maintain an action for partition of any of the Company's property.

12.16 Confidentiality. Each Member agrees to keep confidential and not disclose, divulge or use for any purpose, other than to monitor its investment in the Company, any confidential information obtained from the Company pursuant to the terms of this Agreement, unless such confidential information (i) is known or becomes known to the public in general (other than as a result of a breach of this Section 12.16 by such Member), (ii) is or has been independently developed or conceived by such Member without use of the Company's confidential information or (iii) is or has been made known or disclosed to such Member by a third party without a breach of any obligation of confidentiality such third party may have to the Company; *provided, however*, that such Member may disclose confidential information (a) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company, (b) to any current or prospective Affiliate, partner, member, stockholder, investor or other beneficial owner, or wholly owned Subsidiary of such Member in the ordinary course of business, or (c) as may otherwise be required by law, provided that such Member takes reasonable steps to minimize the extent of any such required disclosure.

12.17 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument. Facsimile and .PDF format signature pages shall be valid as originals for all purposes hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Third Amended and Restated Limited Liability Company Operating Agreement to be duly executed and delivered as of the date first above written.

24X BERMUDA HOLDINGS LLC

Signed by:

By: ______________________________

607774EAF1D04C6...

Name: Dmitri Galinov
Title: Manager

Address:
Maples Corporate Services (Bermuda) Limited,
Cumberland House, 7th Floor, 1 Victoria Street,
Hamilton HM11, Bermuda

Members representing the Majority Members have approved the adoption of this Agreement pursuant to their execution of that certain Written Consent of the Company, the Majority Members, dated as of the date hereof.

FORM NO. 6 **Registration No. 54342**

BERMUDA

CERTIFICATE OF INCORPORATION

I hereby in accordance with section 14 of ***the Companies Act 1981*** issue this Certificate of Incorporation and do certify that on the **9th** day of **January 2019**

24 Exchange Bermuda Limited

was registered by me in the Register maintained by me under the provisions of the said section and that the status of the said company is that of an **exempted** company.

Given under my hand and the Seal of
the REGISTRAR OF COMPANIES
this **10th** day of **January 2019**

Maria Boodram
for Registrar of Companies

FORM No. 2

CERTIFIED A TRUE COPY OF THE ORIGINAL

Stephanie P. Sanderson
Commissioner for Oaths
5th Floor, Andrew's Place
51 Church Street
Hamilton HM 12
Bermuda
Date: 15 January 2019

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF ASSOCIATION OF COMPANY LIMITED BY SHARES
Section 7(1) and (2)

MEMORANDUM OF ASSOCIATION

OF

24 Exchange Bermuda Limited

(hereinafter referred to as the "**Company**")

1. The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2. We, the undersigned, namely,

Name and Address	Bermudian Status (Yes or No)	Nationality	Number of Shares Subscribed
Matthew Madeiros 5th Floor, Andrew's Place 51 Church Street Hamilton HM 12 Bermuda	Yes	British / Bermudian	1
Alexandra Fox 5th Floor, Andrew's Place 51 Church Street Hamilton HM 12 Bermuda	No	Canadian	1

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3. The Company is to be an **exempted** Company as defined by the Companies Act 1981, as amended (**Companies Act**).

4. The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding ___ in all, including the following parcels:

None

5. The authorised share capital of the Company is US$1,000 divided into 1,000 Common Shares of par value US$1.00 each.

6. The objects for which the Company is formed and incorporated are unrestricted.

7. Subject to paragraph 4, the Company may do all such things as are incidental or conducive to the attainment of its objects and shall have the capacity, rights, powers and privileges of a natural person, including (without limitation) the power, subject to the Companies Act, to:

   (a) issue preference shares which are, at the option of the holder, liable to be redeemed;

   (b) purchase its own shares for cancellation; and

   (c) acquire its own shares to be held as treasury shares.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof:

Matthew Madeiros

(Witness)

Alexandra Fox

(Witness)

SUBSCRIBED this 9th day of January, 2019

Registration No. 54342

GOVERNMENT OF BERMUDA

Registrar of Companies

The Companies Act 1981

CERTIFICATE OF CHANGE OF NAME

I HEREBY CERTIFY that in accordance with section 10 of **the Companies Act 1981** 24 Exchange Bermuda Limited by resolution and with the approval of the Registrar of Companies has changed its name and was registered as 24X Bermuda Limited on the 5th day of June 2023.

Kenneth Joaquin

Registrar of Companies

7th day of June 2023

BYE-LAWS

OF

24 Exchange Bermuda Limited

BM Corporate Services Limited HEREBY CERTIFIES that that the within-written Bye-laws are a true copy of the Amended and Restated Bye-laws of 24 Exchange Bermuda Limited, as approved and adopted by the sole Member by way of unanimous written resolutions effective 26 August 2022, in substitution and to the exclusion of the Bye-laws adopted on 5 August 2021.

For and on behalf of BM Corporate Services Limited
acting in its capacity as secretary

Juliet Evans
Authorised Signatory

TABLE OF CONTENTS

INTERPRETATION

1. DEFINITIONS

1.1 In these Bye-laws, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

Alternate Director	such person or persons who shall be appointed as an alternate director in accordance with these Bye-laws.
Appointed Newspaper	A newspaper appointed by the Registrar pursuant to the Companies Acts.
Auditor	includes an individual or partnership.
Board	the board of Directors of the Company appointed or elected pursuant to these Bye-laws or the directors present at a meeting of Directors at which there is a quorum.
Bye-laws	these Bye-laws in their present form or as they may be amended from time to time.
Company	24 Exchange Bermuda Limited, incorporated in Bermuda on the 9th day of January, 2019.
Companies Acts	the Companies Act 1981 as amended from time to time, the Registrar of Companies (Compliance Measures) Act 2017 as amended from time to time, and any other legislation affecting Bermuda companies from time to time.
Director	such person or persons who shall be elected or appointed from time to time as a director of the Company in accordance with these Bye-laws or the Companies Acts and includes any Alternate Director.
Notice	written notice as further provided in these Bye-laws unless otherwise specifically stated.
Officer	any person appointed by the Board to hold an office in the Company.
Register of Beneficial Owners	the register of beneficial owners referred to in these Bye-laws.
Register of Directors and Officers	the register of directors and officers referred to in these Bye-laws.
Register of Shareholders	the register of shareholders referred to in these Bye-laws.
Registered Office	the registered office of the Company from time to time.
Registrar	the Registrar of Companies appointed in accordance with the Companies Acts or such other person as may be performing his duties under the Companies Acts.

Resident Representative	any person appointed to act as resident representative and includes any deputy or assistant resident representative.
Seal	the common seal of the Company, if any, and includes any duplicate thereof.
Secretary	the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary.
Shareholder	the person registered in the Register of Shareholders as a shareholder of the Company and, when two (2) or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Shareholders as one of such joint holders or all of such persons, as the context so requires.
Treasury Share	a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled

1.2 In these Bye-laws, where not inconsistent with the context:

(a) words denoting the plural number include the singular number and vice versa;

(b) words denoting the masculine gender include the feminine and neuter genders;

(c) words importing persons include any individual, partnership, company, association or body of persons whether corporate or unincorporated;

(d) the words:

(i) "**may**" shall be construed as permissive;

(ii) "**shall**" shall be construed as imperative;

(e) unless otherwise provided herein, words or expressions defined in the Companies Acts shall bear the same meaning in these Bye-laws; and

(f) references to ”**month**” or “**quarter**” shall be to calendar month or quarter, as the case may be, unless otherwise specified.

1.3 For the purposes of these Bye-laws a company shall be deemed to be present in person if its representative(s) duly authorised pursuant to the Companies Acts is present.

1.4 For the purposes of these Bye-Laws, a corporation which is a Director shall be deemed to be present in person at a board meeting if an officer, attorney or other person authorised to attend on its behalf is present, and shall be deemed to discharge its duties and carry out any actions required under these Bye-Laws and the Companies Acts, including the signing and execution of documents, deeds and other instruments, if an officer, attorney or other person authorised to act on its behalf so acts.

1.5 In these Bye-laws expressions referring to writing or its cognates shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.

1.6 References in these Bye-laws to any statute or statutory provision shall include any statute or statutory provision which amends, extends, consolidates or replaces the same, or which has been amended, extended, consolidated or replaced by the same, and shall include any orders, regulations instruments or other subordinate legislation made under the relevant statute.

1.7 Any words or expressions defined in the Companies Acts in force at the date when these Bye-laws or any part thereof are adopted shall bear the same meaning in these Bye-laws or such part (as the case may be).

1.8 Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof.

SHARES

2. SHARE CAPITAL

2.1 The share capital of the Company, at the date of adoption of these Bye-laws is US$2,980 divided into 2,980 shares of US$1.00 each.

3. POWER TO ISSUE SHARES

3.1 Subject to the provisions of these Bye-laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board which shall have the power to offer, allot, grant options over or otherwise dispose of them on such terms and conditions and with such rights and restrictions as the Board may determine. Subject to the provisions of these Bye-laws and the Companies Acts, the Company may issue preference shares on terms that they are:

(a) to be redeemed on the happening of a specified event or on a given date; and/or

(b) liable to be redeemed at the option of the Company; and/or

(c) liable to be redeemed at the option of the holder.

The terms and manner of redemption may be determined by the Board.

4. POWER OF THE COMPANY TO PURCHASE ITS SHARES

4.1 The Company may purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Companies Acts on such terms as the Board shall think fit.

4.2 The Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the Companies Acts.

5. RIGHTS ATTACHING TO SHARES

5.1 Subject to any special rights conferred on the holders of any share or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

5.2 Subject to any resolution of the Shareholders to the contrary or as otherwise set out in these Bye-laws, the holders of the shares shall:

(a) be entitled to one (1) vote per share;

(b) be entitled to such dividends as the Board may from time to time declare;

(c) in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d) generally be entitled to enjoy all of the rights attaching to shares.

5.3 The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage permitted or conferred by law.

5.4 All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share. Without limiting the generality of the foregoing, if the Company holds Treasury Shares, the Company shall not have any right to attend and vote at a general meeting or sign written resolutions and any purported exercise of such a right is void. Except where required by the Companies Acts, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company.

6. LIEN

6.1 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Company shall also have a first and paramount lien on every share standing registered in the name of a Shareholder, whether singly or jointly with any other person, for all the debts and liabilities of such Shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or his estate and any other person, whether a Shareholder or not. The Company's lien on a share shall extend to all dividends payable thereon. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-law.

6.2 The Company (subject to compliance with Bye-law 13) may sell, in such manner as the Board may think fit, any share on which the Company has a lien provided that no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) days after a notice in writing has been served on the holder for the time being of the share, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment.

6.3 The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

7. CALLS ON SHARES

7.1 The Board may make such calls as it thinks fit upon the Shareholders (for the avoidance of doubt excluding the Company in respect of any nil or partly paid shares held by the Company as Treasury Shares) in respect of any moneys (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such Shareholders and each Shareholder shall (subject to the Company serving upon him at least fourteen (14) days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.

7.2 If a call is not paid on or before the day appointed for payment thereof, the Shareholder may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment.

7.3 Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-Laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Bye-Laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

7.4 The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

7.5 The joint holders of a share shall be jointly and severally liable to pay all calls and any interest, costs and expenses in respect thereof.

7.6 The Company may accept from any Shareholder the whole or a part of the amount remaining unpaid on any shares held by him, although no part of that amount has been called up.

8. FORFEITURE OF SHARES

8.1 If any Shareholder fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Shareholder, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward such Shareholder a notice in writing in the form set out in Appendix I, or as near thereto as circumstances admit, or in such other form as the Board may accept.

8.2 If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine. Without limiting the generality of the foregoing, the disposal may take place by sale, repurchase, redemption or any other method of disposal permitted by and consistent with these Bye-laws and the Companies Acts.

8.3 A Shareholder whose share or shares have been so forfeited shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture, together with all interest due thereon and any costs and expenses incurred by the Company in connection therewith. Such forfeiture shall include any dividend that is declared in respect of the forfeited shares, but not actually paid before the forfeiture, provided that the Board may, without being under any obligation to do so, resolve to apply the amount of the unpaid dividend against the amount of the call, interest, costs and expenses owing in relation to the forfeited shares.

8.4 The Board may accept the surrender of any shares which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

9. SHARE CERTIFICATES

9.1 Every Shareholder shall be entitled to a certificate under the Seal or bearing the signature (or a facsimile thereof) of a Director or the Secretary or a person expressly authorised to sign specifying the number and, where appropriate, the class of shares held by such Shareholder and whether the same are fully paid up and, if not, specifying the amount paid on such shares. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical means.

9.2 The Company shall be under no obligation to complete and deliver a share certificate unless specifically called upon to do so by the person to whom the shares have been allotted.

9.3 If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

10. **FRACTIONAL SHARES**

10.1 The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

REGISTRATION OF SHARES

11. **REGISTERS OF SHAREHOLDERS AND BENEFICIAL OWNERS**

11.1 The Board shall cause to be kept in one or more books a Register of Shareholders and a Register of Beneficial Owners and shall enter therein the respective particulars required by the Companies Acts.

11.2 The Register of Shareholders shall be open to inspection without charge at the Registered Office of the Company on every business day, subject to such reasonable restrictions as the Board may impose, so that not less than two (2) hours in each business day be allowed for inspection. The Register of Shareholders may, after notice has been given in accordance with the Companies Acts, be closed for any time or times not exceeding in the whole thirty (30) days in each year.

12. **REGISTERED HOLDER ABSOLUTE OWNER**

12.1 The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other person.

13. **TRANSFER OF REGISTERED SHARES**

13.1 Subject to the Companies Acts, an instrument of transfer shall be in writing in the form set out in Appendix II, or as near thereto as circumstances admit, or in such other form as the Board may accept. For the avoidance of doubt no instrument of transfer shall be required on the redemption of a share or on the purchase by the Company of a share.

13.2 Such instrument of transfer shall be signed by or on behalf of the transferor and where a share is not fully paid the transferee. The transferor shall be deemed to remain the holder of such share until the same has been registered as having been transferred to the transferee in the Register of Shareholders.

13.3 The joint holders of any share may transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Shareholder may transfer any such share to the executors or administrators of such deceased Shareholder.

13.4 The Board may in its absolute discretion and without assigning any reason therefor refuse to register the transfer of a share.

13.5 The Board may also refuse to register a transfer unless:-

(a) the instrument of transfer is duly stamped (if required by law) and lodged with the Company accompanied by the certificate in respect of the shares to which it relates and by such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share; or

(c) applicable consents, authorisations and permissions of any governmental body or agency in Bermuda have been obtained.

13.6 If the Board refuses to register a transfer of any share the Secretary shall, within three (3) months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

13.7 No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, distringas or stop notice, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register relating to any share.

13.8 Notwithstanding anything contained in these Bye-laws, the Directors shall not decline to register any transfer of shares, nor may they suspend registration thereof where such transfer is executed by any bank or other person to whom such shares have been charged by way of security, or by any nominee or agent of such bank or person, and whether the transfer is effected for the purpose of perfecting any mortgage or charge of such shares or pursuant to the sale of such shares under such mortgage or charge, and a certificate signed by any officer of such bank or by such person that such shares were so mortgaged or charged and the transfer was so executed shall be conclusive evidence of such facts.

14. **TRANSMISSION OF REGISTERED SHARES**

14.1 In the case of the death of a Shareholder, the survivor or survivors where the deceased Shareholder was a joint holder, and the legal personal representatives of the deceased Shareholder where the deceased Shareholder was a sole holder, shall be the only persons recognised by the Company as having any title to the deceased Shareholder's interest in the shares. Nothing herein contained shall release the estate of a deceased holder (whether joint or several) from any liability in respect of any share which had been held by such deceased Shareholder jointly with other persons or solely. Subject to the Companies Acts, for the purpose of this Bye-law, legal personal representative means the executor or administrator of a deceased Shareholder or such other person as the Board may, in its absolute discretion, decide as being properly authorised to deal with the shares of a deceased Shareholder.

14.2 Any person becoming entitled to a share in consequence of the death of any Shareholder or otherwise by operation of applicable laws, may be registered as a Shareholder upon such evidence as the Board may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer in writing in the form set out in Appendix III, or as near thereto as circumstances admit, or in such other form as the Board may accept. On the presentation of the foregoing materials to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Shareholder. Notwithstanding the foregoing, the Board shall, in any case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that Shareholder before such Shareholder's death or bankruptcy, as the case may be.

14.3 A person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other monies payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of, or to attend or vote at, general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Shareholder until he shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within sixty (60) days, the

Board may thereafter withhold payment of all dividends and other monies payable in respect of the shares until the requirements of the notice have been complied with.

14.4 Where two (2) or more persons are registered as joint holders of a share or shares, then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to such share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

15. **UNTRACEABLE SHAREHOLDERS**

15.1 The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale the Shares of a Shareholder or the Shares to which a person is entitled by virtue of the transmission on death or bankruptcy etc. provided that:-

(a) during a period of seven (7) years no dividend in respect of such Shares has been claimed and all share certificates for Shares issued under a capitalisation issue have been returned to the Company unclaimed provided that at least two (2) payments of dividends and/or capitalisation issues have taken place in relation to the shares in question during such seven (7) year period;

(b) on expiry of the said period of seven (7) years the Company shall have published an advertisement in an Appointed Newspaper and also in a newspaper circulating in the area in which the last known address of the Shareholder or the address at which service of notice upon such Shareholder or other person may be effected in accordance with these Bye-laws, giving notice of its intention to sell the said Shares; and

(c) during the said period of seven (7) years and the period of three (3) months following the publication of the said advertisement the Company shall have received indication neither of the whereabouts nor of the existence of such Shareholder or person.

15.2 To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of the said Shares and such instrument of transfer shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Shareholder or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Shareholder or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the Directors may from time to time think fit.

ALTERATION OF SHARE CAPITAL

16. **POWER TO ALTER CAPITAL**

16.1 The Company may if authorised by resolution of the Shareholders:-

(a) increase its authorised share capital by such amount to be divided into shares of such par value as the resolution of the Shareholders shall prescribe;

(b) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(c) consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

(d) sub-divide its shares or any of them into shares of smaller par value than is fixed by its Memorandum, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

(e) make provision for the issue and allotment of shares which do not carry any voting rights;

(f) cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(g) change the currency denomination of its share capital; and

(h) subject to the Companies Acts, reduce its issued share capital, capital redemption reserve fund, share premium or contributed surplus account in any manner.

16.2 Where, on any alteration or reduction of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit.

17. **VARIATION OF RIGHTS ATTACHING TO SHARES**

17.1 If, at any time, the share capital is divided into different classes of shares, and subject to the Companies Acts, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of seventy-five per cent (75%) of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two (2) persons at least holding or representing by proxy one- third (1/3) of the issued shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

DIVIDENDS AND CAPITALISATION

18. **DIVIDENDS**

18.1 The Board may, subject to these Bye-laws and in accordance with the Companies Acts, declare a dividend or distributions out of contributed surplus to be paid to the Shareholders, in proportion to the number of shares held by them, and according to their rights and interests including such interim dividends as appear to the Board to be justified by the position of the Company. The Board, in its discretion, may determine that such dividend may be paid in cash or shall be satisfied, subject to Bye-Law 21, in paying up in full shares in the Company to be issued to the Shareholders credited as fully paid or partly paid or partly in one way and partly the other.

18.2 The Board may fix any date as the record date for determining the Shareholders entitled to receive any dividend or distribution.

18.3 The Company may pay dividends or distributions in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others.

18.4 No dividend, distribution or other monies payable by the Company on or in respect of any share shall bear interest against the Company.

18.5 The Board may deduct from any dividend, distribution or other monies payable to a Shareholder by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

18.6 All unclaimed dividends or distribution out of contributed surplus may be invested or otherwise made use of by the Directors for the benefit of the Company as they shall think fit, until the same is claimed and so that the Company shall not thereby be constituted as a trustee in respect thereof. Any dividend or distribution out of contributed surplus unclaimed after a period of seven (7) years from the date for payment of such dividend or distribution shall automatically be forfeited and revert to the Company.

18.7 If either:-

(a) a payment for a dividend or other sum payable in respect of a share sent by the Company to the person entitled to it in accordance with these Bye-laws is left uncashed or is returned to the Company and, after reasonable enquiries, the Company is unable to establish any new address or, with respect to a payment to be made by a funds transfer system, a new account, for that person; or

(b) such a payment is left uncashed or returned to the Company on two (2) consecutive occasions,

then the Company shall not be obliged to send any dividends or other sums payable in respect of that share to that person until he notifies the Company of an address or, where the payment is to be made by a funds transfer system, details of the account, to be used for the purpose.

18.8 The Board may also, in addition to its other powers, direct payment or satisfaction of any dividend or distribution out of contributed surplus wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, and where any difficulty arises in regard to such distribution or dividend, the Board may settle it as it thinks expedient, and in particular, may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the values so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board, provided that such dividend or distribution may not be satisfied by the distribution of any partly paid shares or debentures of any company without the sanction of a resolution of the Company.

19. POWER TO SET ASIDE PROFITS

19.1 The Board may, before declaring a dividend or distribution out of contributed surplus, set aside out of the surplus or profits of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other purpose. The Board may also carry forward any sums which it may think prudent not to distribute without placing the same to reserve

20. METHOD OF PAYMENT

20.1 Any dividend, interest, or other moneys payable in cash in respect of the shares may be paid by cheque or draft sent through the post directed to the Shareholder at such Shareholder's address in the Register of Shareholders, or to such person and to such address as the holder may in writing direct.

20.2 In the case of joint holders of shares, any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or draft sent through the post directed to the address of the holder first named in the Register of Shareholders, or to such person and to such address as the joint holders may in writing direct. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend paid in respect of such shares.

20.3 The Board may deduct from the dividends or distributions payable to any Shareholder all moneys due from such Shareholder to the Company on account of calls or otherwise.

21. CAPITALISATION

21.1 The Board may capitalise any amount for the time being standing to the credit of any of the Company's share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such amount in paying up unissued shares, debentures or other obligations of the Company to be allotted and distributed credited as fully paid amongst Shareholders or partly in one way and partly in the other provided that for the purposes of this Bye-law, a share premium account may be applied only in paying up of unissued shares to be issued to such Shareholder credited as fully paid.

21.2 The Board may capitalise any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in paying up in full, partly or nil paid shares of those Shareholders who would have been entitled to such amounts if they were distributed by way of dividend or distribution.

21.3 Where any difficulty arises in regard to any distribution under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Shareholders.

MEETINGS OF SHAREHOLDERS

22. ANNUAL GENERAL MEETINGS

22.1 Subject to Bye-law 22.2 below, the Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts at such times and places as the Board shall appoint.

22.2 The Company may, by resolution of the Company in general meeting, elect to dispense with the holding of annual general meetings (i) for the year in which it is made and any subsequent year or years (ii) for a specified number of years, or (iii) indefinitely and such election shall be subject to the provisions of the Companies Acts.

23. SPECIAL GENERAL MEETINGS

23.1 The Board may, whenever it thinks fit, and shall, when required by the Companies Acts, convene general meetings other than annual general meetings which shall be called special general meetings.

24. REQUISITIONED GENERAL MEETINGS

24.1 The Board shall, on the requisition of Shareholders holding at the date of the deposit of the requisition not less than one-tenth (1/10) of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene a special general meeting and the provisions of the Companies Acts shall apply.

25. NOTICE OF GENERAL MEETINGS

25.1 At least five (5) days' notice of an annual general meeting and at least five (5) days' notice of a special general meeting shall be given to each Shareholder entitled to attend and vote thereat. The notice shall be exclusive of the day on which is served and the day for which it is given and state the date, place and time at which the meeting is to be held and in the case of a special general meeting, the general nature of the other business to be conducted at the meeting.

25.2 The Board may fix any date as the record date for determining the Shareholders entitled to receive notice of and to vote at any general meeting.

25.3 A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Bye-laws, be deemed to have been properly called if it is so agreed by (i) all the Shareholders entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Shareholders having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent (95%) in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting.

25.4 The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

26. GIVING NOTICE AND ACCESS

26.1 A notice may be given by the Company to a Shareholder in accordance with Bye-law 78.

26.2 Shareholders shall only be entitled to see the Register of Directors and Officers, the Register of Shareholders, the financial information provided for in Bye-laws 75 and the minutes of the meetings of Shareholders.

27. POSTPONEMENT OF GENERAL MEETING

27.1 The Secretary may postpone any general meeting called in accordance with these Bye-laws (other than a meeting requisitioned under these Bye-laws) provided that notice of postponement is given to the Shareholders before the time for such meeting. Fresh notice of the date, time and place for the postponed meeting shall be given to each Shareholder in accordance with these Bye-laws.

28. ELECTRONIC PARTICIPATION IN MEETINGS

28.1 Shareholders may participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

29. QUORUM AT GENERAL MEETINGS

29.1 In accordance with the Companies Acts, a general meeting may be held with only one individual present provided that the requirement for a quorum is satisfied. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman, which shall not be treated as part of the business of the general meeting. Save as otherwise provided by these Bye-laws, at least one Shareholder present in person or by proxy and entitled to vote shall form a quorum for the transaction of business at any general meeting.

29.2 If within fine (5) minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition of Shareholders, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting one Shareholder present in person or by proxy and entitled to vote shall be a quorum. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with these Bye-laws.

30. **CHAIRMAN TO PRESIDE AT GENERAL MEETINGS**

30.1 Unless otherwise agreed by a majority of those attending and entitled to vote thereat, the Chairman, if there be one, shall act as chairman at all general meetings at which such person is present. In their absence a chairman shall be appointed or elected by those present at the meeting and entitled to vote.

31. **VOTING ON RESOLUTIONS**

31.1 Subject to the Companies Acts and these Bye-laws, any question proposed for the consideration of the Shareholders at any general meeting shall be decided by a simple majority of votes cast in accordance with these Bye-laws and in the case of an equality of votes the resolution shall fail.

31.2 No Shareholder shall be entitled to vote at a general meeting unless such Shareholder has paid all the calls on all shares held by such Shareholder.

31.3 At any general meeting a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to these Bye-laws, every Shareholder present in person and every person holding a valid proxy at such meeting shall be entitled to one (1) vote and shall cast such vote by raising his hand.

31.4 In the event that a Shareholder participates in a general meeting by telephone, electronic or other communication facilities or means, the chairman of the meeting shall direct the manner in which such Shareholder may cast his vote on a show of hands.

31.5 At any general meeting if an amendment is proposed to any resolution under consideration and the chairman of the meeting rules on whether or not the proposed amendment is out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

31.6 At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to these Bye-laws, be conclusive evidence of that fact.

32. **POWER TO DEMAND A VOTE ON A POLL**

32.1 Notwithstanding the foregoing, a poll may be demanded by any of the following persons:

(a) the chairman of such meeting; or

(b) at least three (3) Shareholders present in person or represented by proxy; or

(c) any Shareholder or Shareholders present in person or represented by proxy and holding between them not less than one-tenth (1/10) of the total voting rights of all the Shareholders having the right to vote at such meeting; or

(d) any Shareholder or Shareholders present in person or represented by proxy holding shares in the Company conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth (1/10) of the total amount paid up on all such shares conferring such right.

32.2 Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every person present at such meeting shall have one (1) vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Shareholders are present by telephone, electronic or other communication facilities or means, in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A person entitled to more than one (1) vote need not use all his votes or cast all the votes he uses in the same way.

32.3 A poll demanded for the purpose of electing a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner during such meeting as the chairman (or acting chairman) of the meeting may direct. Any business other than that upon which a poll has been demanded may be conducted pending the taking of the poll.

32.4 Where a vote is taken by poll, each person physically present and entitled to vote shall be furnished with a ballot paper on which such person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each person present by telephone, electronic or other communication facilities or means shall cast his vote in such manner as the chairman shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by a committee of not less than two (2) Shareholders or proxy holders appointed by the chairman for the purpose and the result of the poll shall be declared by the chairman.

33. VOTING BY JOINT HOLDERS OF SHARES

33.1 In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders.

34. PROXY

34.1 Any Shareholder entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Shareholder may appoint a proxy in respect of part only of his holding of shares and may appoint one or more proxies to attend on the same occasion.

34.2 The instrument appointing a proxy shall be in writing in the form set out in Appendix IV, or as near thereto as circumstances admit, or in such other form as the Board may accept. The Board may if it thinks fit, send out with the notice of any general meeting, the form(s) of proxy for use at that meeting.

34.3 Subject to Bye-law 34.6 the instrument appointing a proxy together with such other evidence as to its due execution as the Board may from time to time require, shall be deposited at the Registered Office (or at such other place or in such manner as is specified in the notice convening the meeting or in any notice of adjournment or, in either case, in any document sent therewith) not less than twenty-four (24*)* hours (or, such shorter time as may be stated in the proxy circulated with the notice of meeting) before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and an instrument appointing a proxy which is not received in the manner so prescribed shall be invalid save as aforesaid

34.4 A Shareholder who is the holder of two (2) or more shares may appoint more than one proxy to represent him and vote on his behalf in respect of different shares.

34.5 A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other documents sent therewith) one (1) hour at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

34.6 Subject to the Companies Acts, the Board may at its discretion waive any of the provisions of these Bye-laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any Shareholder at any general meetings. The decision of the chairman of any general meeting as to the validity of any appointment of a proxy shall be final.

34.7 Notwithstanding any other provision of these Bye-laws, any Shareholder may appoint an irrevocable proxy by depositing at the Registered Office an irrevocable proxy and such irrevocable proxy shall be valid for all general meetings and adjournments thereof, or resolutions in writing, as the case may be, until terminated in accordance with its own terms, or until written notice of termination is received at the Registered Office signed by the proxy. The instrument creating the irrevocable proxy shall recite that it is constituted as such and shall confirm that it is granted with an interest. The operation of an irrevocable proxy shall not be suspended at any general meeting or adjournment thereof at which the Shareholder who has appointed such proxy is present and the Shareholder may not specially appoint another proxy or vote himself in respect of any shares which are the subject of the irrevocable proxy.

35. REPRESENTATION OF CORPORATE SHAREHOLDER

35.1 Where any company is a Shareholder any of its officers or any other person duly authorised by a resolution of its directors or other governing body, may act as its representative(s) at any meeting of the Company. Any person so authorised shall be entitled to exercise the same powers on behalf of the corporate Shareholder which such person represents as that company could exercise if it were an individual Shareholder, and that Shareholder shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

35.2 Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at general meetings on behalf of a corporation which is a Shareholder.

35.3 The provisions of this Bye-law are in addition to, and not in derogation of, any right to appoint a proxy.

36. ADJOURNMENT OF GENERAL MEETING

36.1 The chairman of a general meeting may, with the consent of the Shareholders at any general meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting. Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with these Bye-laws.

37. WRITTEN RESOLUTIONS

37.1 Subject to these Bye-laws, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the Shareholders may, without a meeting be done by written resolution in accordance with this Bye-law.

37.2 Notice of a written resolution shall be given, and a copy of the resolution shall be circulated to all Shareholders who would be entitled to attend a meeting and vote thereon. The accidental omission to give notice to, or the non-receipt of a notice by, any Shareholder does not invalidate the passing of a resolution.

37.3 A written resolution is passed when it is signed by, or in the case of a Shareholder that is a company, on behalf of, the Shareholders who at the date that the notice is given represent such majority of votes as would be required if the resolution was voted on at a meeting of Shareholders at which all Shareholders entitled to attend and vote thereat were present and voting.

37.4 A resolution in writing may be signed in any number of counterparts

37.5 A resolution in writing made in accordance with this Bye-law is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Shareholders, as the case may be, and any reference in any Bye-law to a meeting at which a resolution is passed or to Shareholders voting in favour of a resolution shall be construed accordingly.

37.6 A resolution in writing made in accordance with this Bye-law shall constitute minutes for the purposes of the Companies Acts.

37.7 This Bye-law shall not apply to:

(a) a resolution passed to remove an Auditor from office before the expiration of his term of office; or

(b) a resolution passed for the purpose of removing a Director before the expiration of his term of office.

37.8 For the purposes of this Bye-law, the effective date of the resolution is the date when the resolution is signed by, or in the case of a Shareholder that is a corporation whether or not a company within the meaning of the Companies Acts, on behalf of, the last Shareholder whose signature results in the necessary voting majority being achieved and any reference in any Bye-law to the date of passing of a resolution is, in relation to a resolution made in accordance with this Bye-law, a reference to such date.

38. DIRECTORS ATTENDANCE AT GENERAL MEETINGS

38.1 Each Director shall be entitled to receive notice of, attend and be heard at any general meeting of the Company.

DIRECTORS AND OFFICERS

39. ELECTION OF DIRECTORS

39.1 The Board of Directors shall be elected or appointed in the first place at the statutory meeting of the Company and thereafter, except in the case of a casual vacancy, at the annual general meeting or at any special general meeting called for that purpose.

39.2 The Company may at any annual general meeting or any special general meeting called for that purpose determine that one or more vacancies in the Board shall be deemed casual vacancies for the purposes of these Bye-laws. Without prejudice to the power of the Company by resolution in pursuance of any of the provisions of these Bye-laws to appoint any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power, at any time and from time to time, to appoint any individual to be a Director so as to fill a casual vacancy. Directors so appointed shall hold office until the next Annual General Meeting and are eligible for re-election at that Annual General Meeting.

40. NUMBER OF DIRECTORS

40.1 The Board shall consist of not less than two (2) Directors or such number in excess thereof as the Shareholders may by resolution determine.

41. TERM OF OFFICE OF DIRECTORS

41.1 Directors shall hold office for such term as the Shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

41.2 The Directors shall (subject to any resolution of the Shareholders to the contrary) have the power from time to time to appoint any person as a Director to fill a casual vacancy on the Board. Any Director appointed by the Board shall hold office only until the next annual general meeting and shall then be eligible for re-election.

41.3 A retiring Director shall be eligible for re-election.

42. ALTERNATE DIRECTORS

42.1 Any person may be elected as an Alternate Director to any one or more Directors by;

(a) the Shareholders at any general meeting;

(b) the Board; or

(c) a Director depositing at the Registered Office written notice of the appointment of an Alternate Director, or delivering such notice at a meeting of the Directors, at any time.

42.2 The same person may be appointed as the Alternate Director of more than one Director.

42.3 Any person elected or appointed pursuant to Bye-laws 42.1 or **Error! Reference source not found.** shall h ave all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present.

42.4 Every person acting as an Alternate Director shall (except as regards powers to appoint an alternate and remuneration) be subject in all respects to the provisions of these Bye-laws relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for any Director for whom he is alternate. An Alternate Director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent, *mutatis mutandis*, as if he were a Director. Every person acting as an Alternate Director shall have one (1) vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director).

42.5 An Alternate Director shall be entitled to receive notice of all meetings of the Board and to attend and vote at any such meeting at which a Director for whom such Alternate Director was appointed in the alternative is not personally present and generally to perform at such meeting all the functions of such Director for whom such Alternate Director was appointed.

42.6 The signature of an Alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the terms of his or her appointment provides to the contrary, be as effective as the signature of the Director or Directors to whom he or she is alternate.

42.7 An Alternate Director shall cease to be such if the Director for whom he was appointed to act as a Director in the alternative ceases for any reason to be a Director, but he may be re-appointed by the Board as an alternate to the person appointed to fill the vacancy in accordance with these Bye-laws.

43. REMOVAL OF DIRECTORS

43.1 Subject to any provision to the contrary in these Bye-laws, the Shareholders entitled to vote for the election of Directors may, at any special general meeting convened and held in accordance with these Bye-laws, remove a Director provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than 14 days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director's removal.

43.2 If a Director is removed from the Board under this Bye-law the Shareholders may fill the vacancy at the meeting at which such Director is removed. In the absence of such election or appointment, the Board may fill the vacancy.

44. VACANCY IN THE OFFICE OF DIRECTOR

44.1 The office of Director shall be vacated if the Director:

(a) is removed from office pursuant to these Bye-laws or is prohibited from being a Director by law;

(b) is or becomes bankrupt, or makes any arrangement or composition with his creditors generally;

(c) is or becomes of unsound mind, a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that his office is vacated or dies; or

(d) resigns his office by notice in writing to the Company.

44.2 The Board shall have the power to appoint any person as a Director to fill a vacancy on the Board occurring as a result of the death, disability, disqualification or resignation of any Director and to appoint an Alternate Director to any Director so appointed.

45. REMUNERATION OF DIRECTORS

45.1 The remuneration (if any) of the Directors shall be determined by resolution of the Company in general meeting and shall be deemed to accrue from day to day. The Directors may also be paid all travel, hotel and other expenses properly incurred by them in attending and returning from the meetings of the Board, any committee appointed by the Board, general meetings, or in connection with the business of the Company or their duties as Directors generally.

46. DEFECT IN APPOINTMENT

46.1 All acts done in good faith by the Board, any Director, a member of a committee appointed by the Board, any person to whom the Board may have delegated any of its powers, or any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that he was, or any of them were, disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or act in the relevant capacity.

47. DIRECTORS TO MANAGE BUSINESS

47.1 The business of the Company shall be managed and conducted by the Board. In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by the Companies Acts or by these Bye-laws, required to be exercised by the Company in general meeting.

48. POWERS OF THE BOARD OF DIRECTORS

48.1 The Board may:

(a) appoint, suspend, or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties;

(b) exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party;

(c) appoint one or more Directors to the office of managing director or chief executive officer of the Company, who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company;

(d) appoint a person to act as manager of the Company's day-to-day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business;

(e) by power of attorney, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney;

(f) procure that the Company pays all expenses incurred in promoting and incorporating the Company;

(g) delegate any of its powers (including the power to sub-delegate) to a committee of one or more persons appointed by the Board which may consist partly or entirely of non-Directors, provided that every such committee shall conform to such directions as the Board shall impose on them and provided further that the meetings and proceedings of any such committee shall be governed by the provisions of these Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board;

(h) delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board may see fit;

(i) present any petition and make any application in connection with the liquidation or reorganisation of the Company;

(j) in connection with the issue of any share, pay such commission and brokerage as may be permitted by law; and

(k) authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any deed, agreement, document or instrument on behalf of the Company.

49. REGISTER OF DIRECTORS AND OFFICERS

49.1 The Board shall cause to be kept in one or more books at the Registered Office a Register of Directors and Officers and shall enter therein the particulars required by the Companies Acts.

49.2 The Register of Directors and Officers shall be open to inspection without charge at the Registered Office of the Company on every business day, subject to such reasonable restrictions as the Board may impose, so that not less than two (2) hours in each business day be allowed for inspection.

49.3 As required by the Companies Acts, details of the Directors shall be filed with the Registrar and the Registrar shall be notified of any change in the details of the Directors within thirty (30) days of any such change.

49.4 The register of Directors maintained by the Registrar shall be open to inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed.

50. APPOINTMENT OF OFFICERS

50.1 The Board may appoint such officers (who may or may not be Directors) as the Board may determine.

51. APPOINTMENT OF SECRETARY AND RESIDENT REPRESENTATIVE

51.1 The Secretary (including one or more deputy or assistant secretaries) and, if required, the Resident Representative, shall be appointed by the Board from time to time at such remuneration (if any) and upon such terms as it may think fit and any Secretary and Resident Representative so appointed may be removed by the Board.

51.2 The duties of the Secretary and the duties of the Resident Representative shall be those prescribed by the Companies Acts together with such other duties as shall from time to time be prescribed by the Board.

51.3 A provision of the Companies Acts or these Bye-Laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

52. **DUTIES OF OFFICERS**

52.1 The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

53. **REMUNERATION OF OFFICERS**

53.1 The Officers shall receive such remuneration as the Board may determine.

54. **DIRECTORS' INTERESTS**

54.1 Any Director, or any Director's firm, partner or any company with whom any Director is associated, may act in any capacity for, be employed by or render services to the Company and such Director or such Director's firm, partner or company shall be entitled to remuneration as if such Director were not a Director. Nothing herein contained shall authorise a Director or Director's firm, partner or company to act as Auditor to the Company.

54.2 A Director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company shall declare the nature of such interest as required by the Companies Acts.

54.3 Following a declaration being made pursuant to this Bye-law, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum for such meeting.

55. **INDEMNIFICATION AND EXCULPATION OF DIRECTORS AND OFFICERS**

55.1 The Directors, Secretary and other Officers (such term to include any person appointed to any committee by the Board) for the time being acting in relation to any of the affairs of the Company, any subsidiary thereof, and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company or any subsidiary thereof and every one of them, and their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of the said persons. Each Shareholder agrees to waive any claim or right of action such Shareholder might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company or any subsidiary thereof, provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director or Officer.

55.2 The Company may purchase and maintain insurance for the benefit of any Director or Officer against any liability incurred by him under the Companies Acts in his capacity as a Director or Officer or indemnifying such Director or Officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty in relation to the Company or any subsidiary thereof.

55.3 The Company may advance moneys to a Director or Officer for the costs, charges and expenses incurred by the Director or Officer in defending any civil or criminal proceedings against him, on condition that the Director or Officer shall repay the advance if any allegation of fraud or dishonesty is proved against him.

MEETINGS OF THE BOARD OF DIRECTORS

56. BOARD MEETINGS

56.1 The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. A resolution put to the vote at a meeting of the Board shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail.

57. NOTICE OF BOARD MEETINGS

57.1 A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board. Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director verbally (including in person or by telephone) or otherwise communicated or sent to such Director by post, electronic means or other mode of representing words in a visible form at such Director's last known address or in accordance with any other instructions given by such Director to the Company for this purpose.

58. ELECTRONIC PARTICIPATION IN MEETINGS

58.1 Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

58.2 A meeting of the Directors to which this Bye-law applies shall be deemed to take place where the majority of those participating is assembled or, if there is no majority, at the place where the chairman of the meeting is present.

59. QUORUM AT BOARD MEETINGS

59.1 The quorum necessary for the transaction of business at a meeting of the Board may be fixed by the Board and, unless so fixed at any other number shall be two (2) Directors, save where there is only one (1) Director in which case the quorum should be one (1) Director.

60. BOARD TO CONTINUE IN THE EVENT OF VACANCY

60.1 The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by these Bye-laws as the quorum necessary for the transaction of business at meetings of the Board, the continuing Directors or Director may act for the purpose of (i) summoning a general meeting; or (ii) preserving the assets of the Company.

61. CHAIRMAN TO PRESIDE

61.1 Unless otherwise agreed by a majority of the Directors attending, the Chairman, if there be one, shall act as chairman at all meetings of the Board at which such person is present. In their absence a chairman shall be appointed or elected by the Directors present at the meeting.

62. **WRITTEN RESOLUTIONS**

62.1 A resolution signed by all the Directors, which may be in counterparts, shall be as valid as if it had been passed at a meeting of the Board duly called and constituted, such resolution to be effective on the date on which the last Director signs the resolution.

63. **VALIDITY OF PRIOR ACTS OF THE BOARD**

63.1 No regulation or alteration to these Bye-laws made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.

CORPORATE RECORDS AND DOCUMENTS

64. **MINUTES**

64.1 The Board shall cause minutes to be duly entered in books provided for the purpose:

(a) of all elections and appointments of Officers;

(b) of the names of the Directors present at each meeting of the Board and of any committee appointed by the Board; and

(c) of all resolutions and proceedings of general meetings of the Shareholders, meetings of the Board, meetings of managers and meetings of committees appointed by the Board.

65. **PLACE WHERE CORPORATE RECORDS KEPT**

65.1 Minutes prepared in accordance with the Companies Acts and these Bye-laws shall be kept by the Secretary at the Registered Office.

66. **FORM AND USE OF SEAL**

66.1 The Company may adopt a Seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda.

66.2 The Seal may, but need not, be affixed to any deed, instrument, share certificate or document, and if the Seal is to be affixed thereto, it shall be attested by the signature of (i) any Director, or (ii) any Officer, or (iii) the Secretary, or (iv) any person authorised by the Board for that purpose.

66.3 A Resident Representative may, but need not, affix the Seal of the Company to certify the authenticity of any copies of documents.

67. **DESTRUCTION OF DOCUMENTS**

67.1 The Board may authorise or arrange the destruction of documents held by the Company as follows:

(a) at any time after the expiration of six (6) years from the date of registration, all instruments of transfer of shares and all other documents transferring or purporting to transfer shares or representing or purporting to represent the right to be registered as the holder of shares on the faith of which entries have been made in the Register of Shareholders;

(b) at any time after the expiration of one (1) year from the date of cancellation, all registered share certificates which have been cancelled;

(c) at any time after the expiration of two (2) years from the date of recording them, all dividend mandates and notifications of change of address; and

(d) at any time after the expiration of one (1) year from the date of actual payment, all paid dividend drafts and cheques.

67.2 It shall conclusively be presumed in favour of the Company that:

(a) every entry in the Register of Shareholders purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made;

(b) every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

(c) every share certificate so destroyed was a valid certificate duly and properly cancelled;

(d) every other document mentioned in Bye-law 67.1(a) so destroyed was a valid and effective document in accordance with the particulars of it recorded in the books and records of the Company; and

(e) every paid dividend warrant and cheque so destroyed was duly paid.

67.3 The provisions of Bye-law 67.1(a) shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant.

67.4 Nothing in this Bye-law shall be construed as imposing on the Company or the Board any liability in respect of the destruction of any document earlier than as stated in Bye-law 67.1(a) or in any other circumstances in which liability would not attach to the Company or the Board in the absence of this Bye-law.

67.5 References in this Bye-law to the destruction of any document include references to its disposal in any manner.

ACCOUNTS

68. BOOKS OF ACCOUNT

68.1 The Board shall cause to be kept proper records of account with respect to all transactions of the Company in accordance with the Companies Acts and in particular with respect to:

(a) all amounts of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

(b) all sales and purchases of goods by the Company; and

(c) all assets and liabilities of the Company.

68.2 Such records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit, and shall at all times be open to inspection by the Directors or the Resident Representative, provided that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the Directors to ascertain with reasonable accuracy the financial position of the Company at the end of each three (3) month period.

68.3 No Shareholder (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Acts or authorised by the Directors or by the Company in General Meeting.

69. **FINANCIAL YEAR END**

69.1 The financial year end of the Company may be determined by resolution of the Directors and failing such resolution shall be the Accounting Date in each year.

AUDITS

70. **ANNUAL AUDIT**

70.1 Subject to any rights to waive laying of accounts or appointment of an Auditor pursuant to the Companies Acts, the accounts of the Company shall be audited at least once in every year.

71. **APPOINTMENT OF AUDITOR**

71.1 Subject to the Companies Acts, at the annual general meeting or at a subsequent special general meeting in each year, an independent representative of the Shareholders shall be appointed by them as Auditor of the accounts of the Company.

71.2 The Auditor may be a Shareholder but no Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

72. **REMUNERATION OF AUDITOR**

72.1 Save in the case of an Auditor appointed pursuant to Bye-law 77, the remuneration of the Auditor shall be fixed by the Company in general meeting or in such manner as the Shareholders may determine. In the case of an Auditor appointed pursuant to Bye-law 77, the remuneration of the Auditor may be fixed by the Board.

73. **DUTIES OF AUDITOR**

73.1 The financial statements provided for by these Bye-laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards.

73.2 The generally accepted auditing standards referred to in this Bye-law may be those of a country or jurisdiction other than Bermuda or such other generally accepted auditing standards as may be provided for in the Companies Acts. If so, the financial statements and the report of the Auditor shall identify the generally accepted auditing standards used.

74. **ACCESS TO RECORDS**

74.1 The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Officers of the Company for any information in their possession relating to the books or affairs of the Company.

75. **FINANCIAL STATEMENTS**

75.1 Subject to any rights to waive laying of accounts pursuant to the Companies Acts, financial statements as required by the Companies Acts shall be laid before the Shareholders in general meeting or (as the case may be) made available to Shareholders in accordance with the Companies Acts. A resolution in writing made in accordance with these Bye-laws receiving, accepting, adopting, approving or otherwise acknowledging financial statements shall be deemed to be the laying of such statements before the Shareholders in general meeting.

76. **DISTRIBUTION OF AUDITOR'S REPORT**

76.1 The report of the Auditor shall be laid before the Shareholders in general meeting.

76.2 The Auditor shall be entitled to attend any general meeting at which any accounts which have been examined or reported on by him are to be laid before the Company and to make any statement or explanations he may desire with respect to the accounts, and notice of every such meeting shall be given to the Auditor in the manner prescribed for Shareholders.

77. **VACANCY IN THE OFFICE OF AUDITOR**

77.1 The Board may fill any casual vacancy in the office of the auditor.

SERVICE OF NOTICES AND OTHER DOCUMENTS

78. **HOW NOTICE IS SERVED**

78.1 Any Shareholder who has not left at or sent to the Registered Office, a place of address or an electronic mail address (for registration in the Register of Shareholders) at or to which all notices and documents of the Company may be served or sent is not entitled to receive any notice.

78.2 A notice may be given by the Company to a Shareholder:-

(a) by delivering it to such Shareholder in person; or

(b) by sending it by letter mail or courier to such Shareholder's address in the Register of Shareholders; or

(c) by transmitting it by electronic means (including facsimile and electronic mail, but not telephone) in accordance with such directions as may be given by such Shareholder to the Company for such purpose; or

(d) in accordance with Bye-law 78.5.

78.3 Any notice required to be given to a Shareholder shall, with respect to any shares held jointly by two (2) or more persons, be given to whichever of such persons is named first in the Register of Shareholders and notice so given shall be sufficient notice to all the holders of such shares.

78.4 Any notice (save for one delivered in accordance with Bye-law 78.5 shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted, and the time when it was posted, delivered to the courier, or transmitted by electronic means.

78.5 Where a Shareholder indicates his consent (in a form and manner satisfactory to the Board), to receive information or documents by accessing them on a website rather than by other means, or receipt in this manner is otherwise permitted by the Companies Acts, the Board may deliver such information or documents by notifying the Shareholder of their availability and including therein the address of the website, the place on the website where the information or document may be found, and instructions as to how the information or document may be accessed on the website.

78.6 In the case of information or documents delivered in accordance with Bye-law 78.5 service shall be deemed to have occurred when (i) the Shareholder is notified in accordance with that Bye-law; and (ii) the information or document is published on the website.

VOLUNTARY WINDING-UP AND DISSOLUTION

79. **WINDING-UP**

79.1 If the Company shall be wound up the liquidator may, with the sanction of a resolution of the Shareholders, divide amongst the Shareholders in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in the trustees upon such trusts for the benefit of the Shareholders as the liquidator shall think fit, but so that no Shareholder shall be compelled to accept any shares or other securities or assets whereon there is any liability.

CHANGES TO CONSTITUTION

80. **CHANGES TO BYE-LAWS**

80.1 No Bye-law may be rescinded, altered or amended and no new Bye-law may be made save in accordance with the Companies Acts and until the same has been approved by a resolution of the Board and by a resolution of the Shareholders.

81. **CHANGES TO THE MEMORANDUM OF ASSOCIATION**

81.1 No alteration or amendment to the Memorandum of Association may be made save in accordance with the Companies Acts and until same has been approved by a resolution of the Board and by a resolution of the Shareholders.

REDOMICILE

82. **DISCONTINUANCE**

82.1 The Board may exercise all the powers of the Company to discontinue the Company to a jurisdiction outside Bermuda pursuant to the Companies Acts.

BUSINESS COMBINATION

83. **MERGER OR AMALGAMATION**

83.1 Any resolution proposed for consideration at any general meeting to approve the merger or amalgamation of the Company with any other company, wherever incorporated, shall require the approval of a resolution of the Shareholders and the quorum for such meeting shall be that required in Bye-law 29 and a poll may be demanded in respect of such resolution in accordance with the provisions of Bye-law 32.

APPENDIX I

Notice of Liability to Forfeiture for Non-Payment of Call OF [insert name of company] (**Company**)

You have failed to pay the call of [amount of call] made on the [ ] day of [ ], 20[ ], in respect of the [number] share(s) [number in figures] standing in your name in the Register of Shareholders of the Company, on the [ ] day of [ ], 20[ ], the day appointed for payment of such call. You are hereby notified that unless you pay such call together with interest accrued thereon in the sum of $[ ] (calculated at the rate of [ ] per annum computed from the said [ ] day of [ ], 20[ ] to the date hereof at the Registered Office of the Company on or before the [ ] day of [ ] 20[ ] the share(s) will be liable to be forfeited.

Dated this [ ] day of [ ], 20[ ]

____

[Signature of Secretary]

By Order of the Board

APPENDIX II

SHARE TRANSFER FORM

FULL NAME AND ADDRESS OF TRANSFEROR:

FULL NAME AND ADDRESS OF TRANSFEREE:

FULL NAME OF COMPANY:

NUMBER AND FULL DESCRIPTION OF SHARES:

CONSIDERATION:

The Transferor hereby transfers to the Transferee the shares described above free of all liens, charges and encumbrances and together with all rights now or hereafter attaching thereto, but subject to the Memorandum of Association and Bye-laws of the Company.

Duly signed this day of , by or on behalf of:

The Transferor ______________________________

in the presence of:

Witness (Signature): ______________________________

Witness Name (Print): ______________________________

Witness Address (Print): ______________________________

APPENDIX III

Transfer by a Person Becoming Entitled on Death/Bankruptcy of a Shareholder of
[company] (**Company**)

I/We, having become entitled in consequence of the [death/bankruptcy] of [name and address of deceased/bankrupt Shareholder] to [number] share(s) standing in the Register of Shareholders of the Company in the name of the said [name of deceased/bankrupt Shareholder] instead of being registered myself/ourselves, elect to have [name of transferee] (the "Transferee") registered as a transferee of such share(s) and I/we do hereby accordingly transfer the said share(s) to the Transferee to hold the same unto the Transferee, his or her executors, administrators and assigns, subject to the conditions on which the same were held at the time of the execution hereof; and the Transferee does hereby agree to take the said share(s) subject to the same conditions.

DATED this [ ] day of [ ], 20[ ]

Signed by:	In the presence of:
______________________________	______________________________
Transferor	Witness
______________________________	______________________________
Transferee	Witness

APPENDIX IV

Proxy of [company] (**Company**)

I/We, [insert names here], being a Shareholder of the Company with [number] shares, HEREBY APPOINT [name] of [address] or failing him, [name] of [address] to be my/our proxy to vote for me/us at the meeting of the Shareholders to be held on the [ ] day of [ ], 20[ ] and at any adjournment thereof. (Any restrictions on voting to be inserted here.)

Signed this [ ] day of [ ], 20[ ]

____

Shareholder(s)

Company number: 11949137

Dated 21 June **2019**

COMPANIES ACT 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION OF

24 EXCHANGE UK LTD

Katten

Katten Muchin Rosenman UK LLP

Paternoster House
65 St Paul's Churchyard
London EC4M 8AB
Tel: 020 7776 7620
Fax: 020 7776 7621

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CONTENTS

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1. **PRELIMINARY AND INTERPRETATION**

1.1 **In these articles:**

"**CA 2006**" means Companies Act 2006;

"**Model Articles**" means the model articles for private companies limited by shares prescribed by Schedule 1 to the Companies (Model Articles) Regulations 2008 (SI 2008/3229) (including any amendments thereto) as in force on the date on which these articles become part of the constitution of the Company;

the term "**Company Communication Provisions**" means the company communication provisions in the CA 2006 (being the provisions at sections 1144 to 1148 and Schedules 4 and 5);

references to an "**article**" are to a provision of these articles;

references to an "**eligible director**" are to a director who would have been entitled to vote on any matter at a meeting of directors (but excluding any director whose vote is not to be counted in respect of the particular matter);

references to a "**regulation**" are to an article in the Model Articles; and

references to any particular provision of the CA 2006 include any statutory modification or re-enactment of that provision for the time being in force.

1.2 Save as otherwise specifically provided in these articles, words and phrases used in these articles have the meanings ascribed to them in or by virtue of the Model Articles.

1.3 The Model Articles apply to the Company, except where they are excluded or modified by these articles or are otherwise inconsistent with these articles and, together with these articles, constitute all the articles of the Company.

1.4 Regulations 8, 14(1) to 14(5) (inclusive), 15, 19(3)(b), 21, 26(1), 26(5), 36(4), 41(1), 44(2) to 44(4) (inclusive), 52 and 53 do not apply to the Company.

2. **DIRECTORS TO TAKE DECISIONS COLLECTIVELY**

Without prejudice to the provisions of regulation 7(2), a sole director may take decisions by way of written resolution.

3. **UNANIMOUS DECISIONS**

3.1 A decision of the directors is taken in accordance with this article 3 when all eligible directors indicate by any means that they share a common view on a matter.

3.2 Such a decision may take the form of a resolution in writing, where each eligible director has signed one or more copies of it, or to which each eligible director has otherwise indicated agreement in writing. A proposed directors' written resolution is adopted when all the directors who would have been entitled to vote on the resolution at a directors' meeting have signed one or more copies of it.

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3.3 A decision may not be taken in accordance with this article if the eligible directors would not have formed a quorum had the matter been proposed as a resolution at a directors' meeting.

3.4 Article 3.1 is without prejudice to regulation 7 save that the reference in that regulation to "a decision taken in accordance with article 8" shall have effect replaced by "a decision taken in accordance with articles 3.1 to 3.3 of these articles".

4. CHANGE OF NAME

The Company may change its name by decision of the directors.

5. INTERESTED DIRECTOR TO VOTE AND COUNT FOR QUORUM

Provided that a director has disclosed any interest he may have in accordance with the CA 2006, a director may vote at a meeting of directors or of a committee of directors on a resolution or participate in any unanimous decision concerning any matter in which he is interested, and (whether or not he votes or participates) he may be counted in the quorum when that resolution or matter is considered.

6. DIRECTORS' POWER TO AUTHORISE CONFLICT SITUATIONS

6.1 For the purposes of section 175 of the CA 2006, the directors shall have the power to authorise, on such terms (including as regards duration and revocation) and subject to such limits or conditions (if any) as they may determine ("**Conflict Authorisation**"), any matter proposed to them in accordance with these articles which would, or might, if not so authorised, constitute or give rise to a situation in which a director ("**Relevant Director**") has, or could have, a direct or indirect interest which conflicts, or possibly may conflict, with the interests of the Company ("**Conflict Situation**").

Any Conflict Authorisation shall extend to any actual or possible conflict of interest which may reasonably be expected to arise out of the Conflict Situation so authorised.

6.2 **Where directors give a Conflict Authorisation:**

6.2.1 the terms of such Conflict Authorisation shall be recorded in writing (but the authorisation shall be effective whether or not the terms are so recorded);

6.2.2 the directors may revoke or vary such Conflict Authorisation at any time but this will not affect anything done by the Relevant Director prior to such revocation or variation in accordance with the terms of such authorisation; and

6.2.3 the Relevant Director shall be obliged to act in accordance with any terms, limits or conditions to which such Conflict Authorisation is made subject.

6.3 Any terms to which a Conflict Authorisation is made subject ("**Conflict Authorisation Terms**") may include (without limitation to article 6.1) provision that:

6.3.1 where the Relevant Director obtains (other than in his capacity as a director of the Company or as its employee or agent or, if the directors so

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decide, in any other capacity that would otherwise oblige him to disclose it to the Company) information that is confidential to a third party, he will not be obliged to disclose it to the Company or to use it directly or indirectly for the benefit of the Company or in performing his duties as a director of the Company in circumstances where to do so would amount to a breach of a duty of confidence owed to that third party; and/or

6.3.2 the Relevant Director may (but shall be under no obligation to) absent himself from the discussion of, and/or the making of decisions relating to, the relevant matter (whether at any meeting of the directors or otherwise) and be excused from reviewing documents and information prepared by or for the directors to the extent that they relate to that matter; and/or

6.3.3 the Relevant Director may be excluded from the receipt of or access to documents and information, the participation in discussion and/or the making of decisions (whether at directors' meetings or otherwise) related to the relevant matter,

and the Company will not treat anything done (or omitted to be done) by the Relevant Director in accordance with any such provision (or otherwise in accordance with any Conflict Authorisation Terms given under article 6.1) as a breach by him of his duties under sections 172 to 174 (inclusive) of the CA 2006.

6.4 Subject to article 6.5 but without prejudice to article 6.1 to article 6.3, authorisation is given by the shareholders for the time being on the terms of these articles to each director in respect of any Conflict Situation that exists as at the date of adoption of these articles or that subsequently arises because (in either case) the director is or becomes a shareholder, investor or other participant in, lender to, guarantor, director, officer, manager or employee of, or otherwise in any other way interested or concerned in, any member of the Relevant Group ("**Group Conflict Authorisation**"). The Conflict Authorisation Terms applicable to the Group Conflict Authorisation ("**Group Conflict Authorisation Terms**") are automatically set by this article 6.4 so that the director concerned:

6.4.1 is not obliged to disclose to the Company information that is confidential to a third party obtained by him (other than in his capacity as a director of the Company or as its employee or agent or, if the directors so decide, in any other capacity that would otherwise oblige him to disclose it to the Company) in any situation to which the Group Conflict Authorisation applies, nor to use any such information directly or indirectly for the benefit of the Company or in performing his duties as a director of the Company, in circumstances where to do so would amount to a breach of a duty of confidence owed to that third party; and

6.4.2 may (but shall be under no obligation to):

(a) absent himself from the discussions of, and/or the making of decisions relating to the Conflict Situation concerned;

(b) make arrangements not to receive documents and information relating to the Conflict Situation concerned,

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and the Company will not treat anything done (or omitted to be done) by the director concerned in accordance with the Group Conflict Authorisation Terms as a breach by him of his duties under sections 172 to 174 (inclusive) of the CA 2006.

6.5 A Group Conflict Authorisation given or deemed given under article 6.4 may be revoked, varied or reduced in its scope or effect by special resolution.

6.6 For the purposes of any meeting (or part of a meeting) held or decision taken pursuant to this article 6 to authorise a Conflict Situation, if there is only one eligible director in office other than the Relevant Director, the quorum for such meeting (or part of meeting) shall be one eligible director. Regulation 11(2) shall be modified accordingly.

6.7 **In this article 6 Relevant Group comprises:**

6.7.1 the Company;

6.7.2 each (if any) body corporate which is for the time being a wholly owned subsidiary of the Company;

6.7.3 each (if any) body corporate of which the Company is for the time being a wholly owned subsidiary (Parent); and

6.7.4 each (if any) body corporate (not falling within any preceding paragraph of this definition) which is for the time being a wholly owned subsidiary of the Parent.

7. DIRECTORS PERMITTED TO RETAIN BENEFITS

7.1 A director is not required, by reason of being a director, to account to the Company for any profit, remuneration or other benefit which he derives from or in connection with:

7.1.1 a Conflict Situation which has been authorised by the directors pursuant to article 6, or by the shareholders (subject to any terms, limits or conditions attaching to such authorisation);

7.1.2 being interested in any contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested;

7.1.3 holding any other office or place of profit under the Company, except that of auditor, in conjunction with the office of director and acting by himself or through his firm in a professional capacity for the Company (and being entitled to remuneration as the directors may arrange, either in addition to or in lieu of any remuneration provided for by any other article); and

7.1.4 being a director or other officer of, or employed by, or a party to any contract, arrangement, transaction or proposal with or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested or as regards which the Company has any powers of appointment.

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7.2 The Company will not treat the receipt by the director of any profit, remuneration or other benefit referred to in article 7.1 as a breach of duty under section 176 of the CA 2006. No such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest, profit, remuneration or other benefit.

8. RECORDS OF DECISIONS TO BE KEPT

8.1 The directors must ensure that the Company keeps a record, in writing, for at least 10 years from the date of the decision recorded, of every unanimous or majority decision taken by the directors or decision taken by a sole director.

8.2 Where decisions of the directors are taken by electronic means, such decisions shall be recorded by the directors in permanent form so that they can be read with the naked eye.

9. APPOINTMENT OF DIRECTORS

9.1 A holder or holders of over half in nominal value of the issued ordinary share capital for the time being in the Company shall have power from time to time and at any time to appoint any person as a director or directors either as an additional director or to fill any vacancy and to remove from office any director howsoever appointed and notwithstanding any agreement between the Company and the director.

9.2 Any such appointment or removal shall be effected by an instrument in writing signed by the holder or holders making the same. In the case of a holder being a body corporate, such instrument may be executed by any person duly authorised on its behalf including by any director or other officer of such holder.

9.3 An instrument for the purposes of this article 9 shall take effect upon lodgement at the registered office of the Company or at such later date after its lodgement as may be specified in the instrument and (in the case of the appointment of a person not already a director or an alternate) shall be accompanied by his consent to act as a director in the form prescribed by the CA 2006.

10. APPOINTMENT OF ALTERNATE DIRECTORS

10.1 A director (other than an alternate director) may by notice in writing delivered to the Company, or in any other manner approved by the directors, appoint any person willing to act to be his alternate.

10.2 The appointment of an alternate director who is not already a director or alternate director shall:

10.2.1 require the approval of the directors; and

10.2.2 not be effective until his consent to act as a director in the form prescribed by the CA 2006 has been received by the Company.

11. RIGHTS AND RESPONSIBILITIES OF ALTERNATE DIRECTORS

11.1 An alternate director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served on him) have the same rights in

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relation to any decision of the directors as his appointor and in particular shall (without limitation) be entitled to receive notice of all meetings of the directors and all committees of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor (other than the power to appoint an alternate director).

11.2 An alternate director shall have the same capacity as any other director to execute a document in the name of the Company or to attest the affixing of its seal.

11.3 A person who is an alternate director but not a director:

11.3.1 may be counted as participating for the purposes of determining whether a quorum is participating (but only if that person's appointor is not participating); and

11.3.2 may participate in a unanimous decision of the directors (but only if that person's appointor is not participating).

11.4 A director acting as alternate director shall have a separate vote for each director for whom he acts as alternate in addition to his own, but he shall count as only one for the purpose of determining whether a quorum is present. A person (not himself a director) who acts as alternate director for more than one director shall have a separate vote for each director for whom he acts as alternate, but he shall count as only one for the purpose of determining whether a quorum is present.

11.5 An alternate director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified in the same way and to the same extent as a director. However, he shall not be entitled to receive from the Company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice to the Company direct. Subject to this article 11, the Company shall pay to an alternate director such expenses as might properly have been paid to him if he had been a director.

11.6 Every person acting as an alternate director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the director appointing him.

12. TERMINATION OF APPOINTMENT OF ALTERNATE DIRECTOR

An alternate director shall cease to be an alternate director:

12.1.1 if his appointor revokes his appointment by notice in writing delivered to the Company, or in any other manner approved by the directors; or

12.1.2 if his appointor ceases for any reason to be a director; or

12.1.3 if any event happens in relation to him which causes his office as director to be vacated or (if not himself a director) would do so if he were himself a director.

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13. ACTS OF DIRECTORS

Subject to the provisions of CA 2006, all acts done by a meeting of directors or by a person acting as a director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

14. GRATUITIES AND PENSIONS

The directors may, on behalf of the Company, exercise all the powers of the Company to provide benefits, whether by the payment of gratuities or pensions or by insurance or in any other manner (whether similar to the foregoing or not), for any director or former director or any relation, connection or dependant of any director or former director who holds or has held any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or with a predecessor in business of the Company or of any such subsidiary and may contribute to any fund and pay premiums for the purchase or provision of any such benefit. No director or former director shall be accountable to the Company or the members for any benefit permitted by this article 14 and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

15. SHARE CAPITAL

By virtue of section 567(1) of the CA 2006, the provisions of sections 561 and 562 of the CA 2006 shall not apply to an allotment of equity securities (as defined in section 560(1) of the CA 2006) made by the Company.

16. LIEN ON SHARES

The Company shall have a first and paramount lien ("**Company's lien**") over every share (whether fully paid or not), standing registered in the name of any holder, whether he is their sole holder or is one of two or more joint holders, for all money presently payable by him or his estate to the Company. The directors may resolve that any share be exempt wholly or in part from this article 16.

17. ENFORCEMENT OF THE COMPANY'S LIEN

17.1 For the purpose of enforcing the Company's lien on any shares, the directors may sell them in such manner as they decide if an amount owing to the Company is presently payable and is not paid within 14 days following the giving of a notice to the holder (or any transmittee) demanding payment of the amount due within such 14 day period and stating that if the notice is not complied with the shares may be sold.

17.2 **Where shares are sold under this article 17:**

17.2.1 the directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser (and

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any instrument so executed shall be effective as if it had been executed by the holder of, or the transmittee to, the shares to which it relates); and

17.2.2 the transferee is not bound to see to the application of the consideration, and the transferee's title is not affected by any irregularity in or invalidity of the process leading to the sale.

17.3 The net proceeds of any sale of shares subject to the Company's lien under these articles (after payment of the costs and expenses of sale) shall be applied in or towards satisfaction of the amount then due to the Company. Any balance shall be paid to the original holder of, or the person entitled (but for such sale) by transmission to, the shares on surrender to the Company for cancellation of the certificate for such shares and subject to the Company having a lien on such balance on the same basis as applied to such shares for any amount not presently payable as existed on such shares before the sale.

17.4 A statutory declaration by a director or the company secretary that a share has been sold to satisfy the Company's lien on a specified date shall be conclusive evidence of the facts stated in it against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of any necessary instrument of transfer) constitute good title to the share.

17.5 If a share is subject to the Company's lien and the directors are entitled to issue a notice in respect of it, they may, instead of issuing a notice, deduct from any dividend or other sum payable in respect of the share any sum of money which is payable to the Company to the extent that they are entitled to require payment under a lien enforcement notice. Money so deducted must be used to pay any of the sums payable to the Company.

17.6 Where a deduction is made under article 17.5, the Company must notify the distribution recipient in writing of the fact and amount of any such deduction, any non-payment of a dividend or other sum payable in respect of a share resulting from any such deduction; and how the money deducted has been applied.

18. TRANSFER OF SHARES

18.1 Shares may be transferred by means of an instrument of transfer in any usual form or any other form approved by the directors, which is executed by or on behalf of:

18.1.1 the transferor; and

18.1.2 (if any of the shares is not fully paid) the transferee.

18.2 Subject to article 18.3, the directors may, in their absolute discretion, refuse to register any transfer of a share, whether it is fully paid or not.

18.3 Notwithstanding anything contained in these articles, the directors shall not decline to register any transfer of shares where such transfer is executed by any person to whom such shares have been charged by way of security, or by any nominee of any such person, pursuant to a power of sale under such security (whether or not such transfer is to the person to whom such person has been charged by way of security or to any

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nominee of any such person), and a certificate by any such person or any employee of any such person that the shares were so charged and the transfer was so executed shall be conclusive evidence of such facts.

19. SHARES SUBJECT TO SECURITY INTERESTS

Notwithstanding anything contained in these articles, whether expressly or impliedly contradictory to the provisions of this Article 19 (to the effect that any provision contained in this Article 19 shall override any other provision of these articles):

19.1.1 any pre-emption rights conferred on existing members by these articles or otherwise shall not apply to; and

19.1.2 the directors shall not decline to register, nor may they suspend registration of, any transfer of shares where such transfer:

(a) is to any bank, institution or other person which has been granted a security interest in respect of such shares, or to any nominee of such a bank, institution or other person (or a person acting as agent or security trustee for such person) ("**Secured Institution**") (and a certificate by any such person or an employee of any such person that a security interest over the shares was so granted and the transfer was so executed shall be conclusive evidence of such facts);

(b) is delivered to the Company for registration by a Secured Institution or its nominee in order to perfect its security over the shares; or

(c) is executed by a Secured Institution or its nominee pursuant to a power of sale or other power existing under such security,

and the directors shall forthwith register any such transfer of shares upon receipt and furthermore notwithstanding anything to the contrary contained in these articles no transferor of any shares in the Company or proposed transferor of such shares to a Secured Institution or its nominee and no Secured Institution or its nominee shall (in either such case) be required to offer the shares which are or are to be the subject of any transfer as aforesaid to the shareholders for the time being of the Company or any of them and no such shareholder shall have any right under the articles or otherwise howsoever to require such shares to be transferred to them whether for any valuable consideration or otherwise;

19.1.3 the directors shall not issue any share certificates (whether by way of replacement or otherwise) without the prior written consent of (or on behalf of) all (if any) Secured Institutions; and

19.1.4 the lien set out in article 16 shall not apply to shares held by a Secured Institution.

Any variation of this Article 19 shall be deemed to be a variation of the rights of each class of share in the capital of the Company.

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20. TRANSMISSION OF SHARES

20.1 The directors may at any time give notice requiring any transmittee to elect either to be registered himself in respect of the share or to transfer the share and, if the notice is not complied with within 60 days, the directors may thereafter withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice shall have been complied with.

20.2 Nothing in these articles releases the estate of a deceased holder from any liability in respect of a share solely or jointly held by that holder.

21. CALCULATION OF DIVIDENDS

21.1 Except as otherwise provided by the articles or the rights attached to shares, all dividends must be:

21.1.1 declared and paid according to the nominal amounts paid up on the shares on which the dividend is paid; and

21.1.2 apportioned and paid proportionately to the nominal amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

21.2 If any share is issued on terms providing that it ranks for dividend as from a particular date (whether before, on or after allotment), that share ranks for dividend accordingly.

21.3 For the purposes of calculating dividends, no account is to be taken of any amount which has been paid up on a share in advance of the due date for payment of that amount.

22. CAPITALISATION OF PROFITS

Without prejudice to regulation 36, a capitalised sum which was appropriated from profits available for distribution may be applied:

22.1 in or towards paying up any amounts unpaid on existing shares held by the persons entitled; or

22.2 in paying up new debentures of the Company which are then allotted credited as fully paid to the persons entitled or as they may direct.

23. NOTICE OF GENERAL MEETINGS

Notice of any general meeting need not be given to any director in that capacity.

24. ADJOURNMENT OF GENERAL MEETINGS

24.1 If within 10 minutes from the time appointed for a general meeting a quorum is not present or, if during a meeting a quorum ceases to be present, the meeting, if convened upon the request of the shareholders in accordance with the CA 2006, shall be dissolved; in any other case, it shall stand adjourned.

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24.2 If a quorum is not present at any such adjourned meeting within 10 minutes from the time appointed for that meeting, the meeting shall be dissolved.

25. POLL VOTES

25.1 A poll may be demanded at any general meeting by:

25.1.1 the chairman; or

25.1.2 any qualifying person (as such term is defined in section 318 of the CA 2006) present and entitled to vote at the meeting.

25.2 A demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

26. PROCEDURE ON A POLL

26.1 Subject to the articles, polls at general meetings must be taken when, where and in such manner as the chairman of the meeting directs. The chairman of the meeting may appoint scrutineers (who need not be holders) and decide how and when the result of the poll is to be declared.

26.2 The result of a poll shall be the decision of the meeting in respect of the resolution on which the poll was demanded.

26.3 A poll on the election of the chairman of the meeting or a question of adjournment must be taken immediately. All other polls must be taken within 30 days of their being demanded.

26.4 A demand for a poll does not prevent a general meeting from continuing, except as regards the question on which the poll was demanded.

26.5 No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least 7 days' notice must be given specifying the time and place at which the poll is to be taken.

27. FAILURE OF PROXY TO VOTE IN ACCORDANCE WITH INSTRUCTIONS

The omission or failure by any proxy to vote in accordance with any instructions given to him by his appointor shall not invalidate any vote cast by him or any resolution passed at the general meeting concerned.

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28. **NO VOTING OF SHARES ON WHICH MONEY IS OWED TO THE COMPANY**

No voting rights attached to a share may be exercising at any general meeting, at any adjournment of it, or on any poll called at or in relation to it, unless all amounts due and payable to the Company in respect of that share have been paid.

29. **NOTICES**

29.1 Any notice, document or information (including a share certificate) which is sent or supplied by the Company:

29.1.1 in hard copy form, or in electronic form but to be delivered other than by electronic means, and which is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where first class mail is not used, 48 hours) after the time it was posted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted;

29.1.2 by electronic means shall be deemed to have been received by the intended recipient 24 hours after it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed; and

29.1.3 by means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

29.2 Any accidental failure on the part of the Company to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding. This article shall have effect in place of the Company Communications Provisions relating to deemed delivery of notices, documents or information.

29.3 For the purposes of calculating the time when any notice, document or information sent or supplied by the Company is deemed to have been received by the intended recipient for the purposes of these articles (regardless of whether the period is expressed in hours or days) full account shall be taken of any day, and any part of a day, that is not a working day. This article shall have effect in place of the Company Communications Provisions regarding the calculation of the time when any such notice, document or information is deemed to have been received by the intended recipient.

30. **INDEMNITY**

30.1 **Subject to the CA 2006, the Company:**

30.1.1 shall, without prejudice to any other indemnity to which the person concerned may otherwise be entitled, indemnify every relevant officer out

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of the assets of the Company against all costs, charges, losses, expenses and liabilities incurred by him:

(a) in relation to the actual or purported execution and discharge of the duties of such office; and

(b) in relation to the Company's (or associated company's) activities in its capacity as a trustee of an occupational pension scheme (as defined in section 235(6) of the CA 2006);

30.1.2 may provide any relevant officer with funds to meet his defence expenditure in respect of any civil or criminal proceedings or regulatory investigation or other regulatory action or in connection with any application for any category of relief permitted by the CA 2006 and may do anything to enable him to avoid incurring any such expenditure;

30.1.3 may decide to purchase and maintain insurance, at the expense of the Company for the benefit of any relevant officer in respect of any relevant loss.

30.2 **In this article 30:**

30.2.1 companies are **associated** if one is a subsidiary of the other or both are subsidiaries of the same body corporate;

30.2.2 a relevant officer means any director, secretary, auditor or other officer of the Company or an associated company (including any company which is a trustee of an occupational pension scheme (as defined in section 235(6) of the CA 2006); and

30.2.3 a relevant loss means any loss or liability which has been or may be incurred by a relevant officer in connection with that officer's duties or powers in relation to the Company, any associated company or any pension fund or employees' share scheme of the Company or associated company.

31. MISCELLANEOUS PROVISIONS

31.1 The words "make any rule" in regulation 16 shall be deleted and substituted with the words "make, vary, relax or repeal any rule".

31.2 In regulation 18(f), the words "as a director" shall be included after the words "the director is resigning".

31.3 Regulation 19(3) shall by amended by the deletion of the word "and" at the end of regulation 19(3)(a).

31.4 Regulation 20 shall be amended by the insertion of the words "(including alternate directors) and the secretary" before the words "properly incur".

31.5 In regulation 24(2)(c), the words "that the shares are fully paid" shall be substituted with the words "the amounts paid up on them".

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31.6 In regulation 25(2)(c), the words “payment of a reasonable fee as the directors decide” shall be substituted with the words “payment of reasonable expenses”.

31.7 Regulation 29 shall be amended by the insertion of the words “, or the name of any person nominated under regulation 27(2),” after the words “the transmittee’s name”.

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FILE COPY

CERTIFICATE OF INCORPORATION
OF A
PRIVATE LIMITED COMPANY

Company Number **11949137**

The Registrar of Companies for England and Wales, hereby certifies that

24 EXCHANGE UK LTD

is this day incorporated under the Companies Act 2006 as a private company, that the company is limited by shares, and the situation of its registered office is in England and Wales

Given at Companies House, Cardiff, on **16th April 2019**

* N11949137M *

Companies House

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Certificate No: 2

No. and class of shares: 1 ordinary share

Share Certificate

24 EXCHANGE UK LTD

(Registered in England & Wales with number 11949137)

This is to certify that **24 Exchange Bermuda Ltd.** of **5th Floor, Andrews Place, 51 George St., Hamilton, Bermuda** is the registered holder of 1 ordinary share of £1.00 fully paid in the above-named Company, subject to the articles of association of the Company.

Dated: 21 June 2019

Executed by the Company acting by two directors or by a director and its secretary or by any director in the presence of a witness who attests such signature.

....

Director

N. Woodall

Director/Secretary/Witness

Address of Witness:
5 Watersmeet Road
Lynmouth, Devon, EX35 6EP

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:52 PM 09/28/2021
FILED 08:52 PM 09/28/2021
SR 20213370126 - File Number 6267826

CERTIFICATE OF FORMATION

OF

24X US HOLDINGS LLC

FIRST: The name of the limited liability company is 24X US Holdings LLC (the "Company").

SECOND: The address of the Company's registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, in the county of New Castle. The name of the Company's registered agent for service of process in the State of Delaware at such address is The Corporation Trust Company.

THIRD: The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no member or manager of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member or acting as a manager of the Company.

FOURTH: This Certificate of Formation is effective upon filing.

FIFTH: The Company shall have perpetual existence.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of 24X US Holdings LLC this 28th day of September, 2021.

DocuSigned by:

By: ______________ 607774EAF1D04C6...

________, Authorized Person
Dmitri Galinov

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF 24X US HOLDINGS LLC

This **SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT** of **24X US HOLDINGS LLC** (such agreement, as amended from time to time, shall be referred to herein as this "**Agreement**"), effective as of December 9, 2024 (the "**Effective Date**"), is entered into by 24X Bermuda Holdings LLC, a limited liability company formed under the laws of Bermuda ("**24X Bermuda Holdings**"), as a Member and the Manager.

EXPLANATORY STATEMENT

A. The Company was formed pursuant to a Certificate of Formation (the "**Certificate**") filed with the Secretary on September 28, 2021, and is currently governed by that certain Amended and Restated Limited Liability Company Agreement of the Company, effective as of October 21, 2022 (the "**Existing Agreement**").

B. 24X Bermuda Holdings determined to amend and restate the Existing Agreement to, among other things, (i) make certain changes related to the Company's operation as a holding company of a national securities exchange and (ii) govern the management and operation of the Company and the relationship of 24X Bermuda Holdings and the Company from and after the Effective Date in accordance with the terms and subject to the conditions set forth in this Agreement.

C. 24X Bermuda Holdings desires to amend and restate the Existing Agreement as more particularly set forth herein and all of the requirements to amend and restate the Existing Agreement as set forth therein have been satisfied.

AGREEMENT

For good and valuable consideration, the Existing Agreement is hereby amended and restated in its entirety and 24X Bermuda Holdings, intending legally to be bound, agrees as follows:

Section I
Defined Terms

In addition to any terms that are defined in the text of this Agreement, capitalized terms shall have the meanings ascribed to them in Exhibit B of this Agreement.

Section II
Formation and Name; Office; Purpose; Term

The Company was formed upon the execution and filing of the Certificate with the Secretary on September 28, 2021. The name of the Company shall be "24X US Holdings LLC".

The Company may do business under that name and under any other name or names upon which the Manager may determine. The purpose of the Company shall be to engage in any lawful act or activity for which limited liability companies may be organized under the Act as determined by the Manager. The term of the Company began upon the filing of the Certificate with the Secretary and shall continue in perpetual existence until dissolved pursuant to this Agreement. The registered office of the Company in the State of Delaware shall be as set forth in the Certificate. The principal office and place of business of the Company shall be located at such location as may be determined by the Manager. The name and address of the Company's registered agent in the State of Delaware shall be as set forth in the Certificate. The name, present mailing address and Percentage Interest of each Member are set forth on Exhibit A. This Agreement is the limited liability company agreement of the Company within the meaning of the Act. Upon its execution of a counterpart signature page to this Agreement, 24X Bermuda Holdings hereby continues as a Member and is the sole Member of the Company as of the date hereof.

Section III
Ownership

(a) Admission of New Members. Subject to Section III(b) and Section VII(b), the Manager shall have the right to admit additional Members from time to time as it determines in its sole discretion. If at any time the Manager deems it to be in the best interest of the Company to raise additional equity capital to properly carry out the Company's business and operations, the Manager shall have the right to (i) raise additional equity capital for infusion into the Company from Members or other Persons on terms that may be senior to, junior to, or on parity with, the terms of the Units held by then existing Members, and (ii) subject to Section III(b) and Section VII(b), to admit the Persons investing such equity capital as additional Members. In addition, the Company may obtain funds through loans (which may be made by a Member) having such terms and conditions as the Manager, in his reasonable discretion, deems to be in the best interest of the Company. Subject to Section III(b) and Section VII(b), the Manager shall amend Exhibit A from time to time to reflect changes in the identity of the Members and changes in information set forth on Exhibit A.

(b) Limitations on Ownership.

(i) For so long as the Company Controls, directly or indirectly, 24X National Exchange LLC, a Delaware limited liability company ("**24X National Exchange**"), except as provided in Section III(b)(ii)(A) and (b)(ii)(B):

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, more than forty percent (40%) of the issued and outstanding Units;

(B) No member of 24X National Exchange, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, more than twenty percent (20%) of the issued and outstanding Units; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of Units or give any consent or proxy with respect to Units representing more than twenty percent (20%) of the voting power of the then issued and outstanding Units, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the Units that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Units which would represent more than twenty percent (20%) of such voting power.

No Member shall be deemed to be in breach of Section III(b)(i) if such Member is in violation of the limitations set forth above as a result of an action by any other Person (other than such Member or such Member's Affiliates) (including, for the avoidance of doubt, any transfer or surrender of Units by another Member or a redemption of Units by the Company).

(ii) For so long as the Company shall Control, directly or indirectly, 24X National Exchange, subject to Section III(b)(iii) and (b)(iv):

(A) The limitations in Section III(b)(i)(A) and Section III(b)(i)(C) above shall not apply in the case of (x) 24X Bermuda Holdings or (y) any class of Units that does not have the right by its terms to nominate any directors or on other matters that may require the approval of the holders of voting Units of the Company, if any (other than matters affecting the rights, preferences or privileges of said class of Units); and

(B) The limitations in Section III(b)(i)(A) and Section III(b)(i)(C) above (except with respect to members of 24X National Exchange and their Related Persons) may be waived by the Manager pursuant to a resolution duly adopted by the Manager, if, in connection with the taking of such action, the Manager adopts a resolution stating that it is the determination of the Manager that such action shall not impair the ability of 24X National Exchange to carry out its functions and responsibilities as an "exchange" under the Exchange Act, and the rules and regulations promulgated thereunder; that it is otherwise in the best interests of the Company, its Members and 24X National Exchange, and that it shall not impair the ability of the SEC to enforce the Exchange Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the SEC. In making the determinations referred to in the immediately preceding sentence, the Manager may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the rules and regulations promulgated thereunder, and the governance of 24X National Exchange.

(iii) Notwithstanding any provision of Section III(b)(ii) above, in any case where a Person, either alone or with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Units, such sale, assignment or transfer shall not become effective until the Manager shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act).

(iv) Notwithstanding any provision of Section III(b)(ii) above, and without giving effect to the same, any Person that either alone or together with its Related Persons proposes to own, directly or indirectly, of record or beneficially, more than forty percent (40%) of the issued and outstanding Units, or to exercise voting rights, or grant any proxies or consents with respect to Units constituting more than twenty percent (20%) of the voting power of the issued and outstanding Units, shall have delivered to the Manager a notice in writing, not less than forty-five (45) days (or any shorter period to which the Manager shall expressly consent) before the proposed ownership of such Units, or the proposed exercise of said voting rights or the granting of such proxies or consents, of its intention to do so.

(c) For so long as the Company shall Control, directly or indirectly, 24X National Exchange:

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of Units outstanding), of record or beneficially five percent (5%) or more of the then issued and outstanding Units shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more, give the Manager written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Persons') approximate ownership interest of the Company; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Company, whether through ownership of securities, by contract or otherwise, provided that no Member shall be required to provide notice to the Company pursuant to this Section III(c)(i) in connection with the execution of this Agreement.

(ii) Each Person required to provide written notice pursuant to Section III(c)(i) shall update such notice promptly after any change in the contents of that notice; provided that no updated notice pursuant to this Section III(c)(ii) shall be required to be provided to the Manager (A) in the event of an increase or decrease in the ownership interest so reported of less than one percent (1%) (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the then issued and outstanding Units (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the then issued and outstanding Units (at a time when such Person previously owned more than such percentages); or (B) in the event the Company issues additional Units or takes any other action that dilutes the ownership of such Person, or acquires or redeems Units or takes any other action that increases the ownership of such Person, in each case without any change in the number of Units held by such Person.

(iii) The Manager shall have the right to require any Person reasonably believed to be subject to and in violation of this Section III(c) to provide the Company complete information as to all Units owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Section III(c) as may reasonably be requested of such Person.

(d) (i) Any Transfer or attempted Transfer of any Units in violation of any provisions of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement, including without limitation, voting, payment of dividends and distributions with respect to such Units whether upon liquidation or otherwise.

(ii) If any Member purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, Units that would violate the provisions of this Agreement, then the Company shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any Units subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(iii) Subject to Sections III(d)(i) and III(d)(ii), for so long as the Company Controls, directly or indirectly, 24X National Exchange, if any Member purports to Transfer any Units and such Transfer results in a violation of Section III, then the Company shall have the right to, and shall promptly after confirming such violation and determining to exercise its right and to the extent funds are legally available, redeem all of the Units the holding of which by such Member or holder thereof results in a violation of Section III for a price per Unit, as applicable, equal to the Fair Market Value of such Units; provided, that if either such Member or such holder has received written notice from the Company prior to such Transfer, or a director or officer of such Member (if an entity) or such Member (if an individual) is otherwise actually aware, that such Transfer will result in a violation of Section III, such applicable Units shall be redeemed for a price per Unit, as applicable, equal to the lesser of (a) book value or (b) Fair Market Value of such Units. The number of Units to be redeemed by the Company pursuant to the preceding sentence shall be calculated by the Company after taking into account the fact that immediately upon their redemption such redeemed Units shall become treasury shares and shall no longer be deemed to be outstanding. Written notice shall be given by the Company to the holders of the redeemable Units at the address of such holders appearing on the books of the Company, which notice shall specify a date for redemption of such Units that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any Units which have been so called for redemption shall not be deemed outstanding Units after the date on which written notice of redemption has been given to the holders of those Units if a sum sufficient to redeem such Units shall have been irrevocably deposited or set aside to pay the redemption price to the holders of the Units. From and after the applicable redemption date (unless the Company shall default in providing funds for the payment of the redemption price) the Units which have been redeemed by the Company as aforesaid shall become treasury shares, and all rights of the holder of such redeemed Units as a Member of the Company associated with such Units (except the right to receive from the Company the applicable redemption price against delivery to the Company of evidence of ownership of such Units) shall cease. Written notice shall be given by the Company to all holders of Units of any redemption by the Company (including, without limitation, a redemption pursuant to this Section III(d)(iii)) not more than ten (10) days after consummation of the applicable redemption, which notice shall specify the number of Units outstanding after such redemption. In the event that any redemption or other action by the Company has resulted in any Member owning such number of Units that is in violation of the provisions of Section III, the Company shall have the right to and shall promptly after confirming such violation and determining to exercise its right and to the extent funds are legally available, redeem such Units for a price per Unit, as applicable, equal to Fair Market Value, and otherwise pursuant to the provisions of this Section III(d)(iii).

Section IV
Capital

It is acknowledged that 24X Bermuda Holdings has made all Capital Contributions to the capital of the Company required to be made by such Member as of the Effective Date. From time to time the Members may, but shall not be obligated to, contribute additional capital or make loans to the Company, all at such times and upon such terms as the Manager shall approve, acting in his sole discretion. No Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligations of the Company.

Section V
Profit, Loss and Distributions

Cash Flow for each taxable year of the Company shall be distributed to the Members, at such time as determined by the Manager, in proportion to the Percentage Interest of each Member. Except as otherwise required by Section 704 of the Code, all Profit or Loss shall be allocated to the Members in proportion to their respective Percentage Interest. If the Company is dissolved, the assets of the Company shall be distributed as provided in Section VIII.

Section VI
Management: Rights, Powers and Duties

(a) The Company shall be managed and all decisions regarding the Company shall be made exclusively by a manager (the "**Manager**") appointed in accordance with this Section VI and, if and to the extent authorized by the Manager, Officers. The Manager may, but need not, be a Member. The initial Manager shall be 24X Bermuda Holdings. The Manager may be removed from such position, and a successor Manager shall be appointed, by 24X Bermuda Holdings. Any Officer authorized and appointed to act by the Manager shall have full power and authority to act for and bind the Company for the purposes so authorized or appointed and third parties may rely upon such authorization or appointment. Each Officer shall hold office until his or her successor is elected or appointed or until his or her earlier displacement from office by resignation, removal or otherwise; provided that if the term of office of any Officer elected or appointed pursuant to this Section VI shall have been fixed by the Manager, he or she shall cease to hold such office no later than the date of expiration of such term, regardless of whether any other person shall have been elected or appointed to succeed him or her. Any Officer may resign by written notice to the Company and may be removed with or without cause by the Manager whenever in his judgment the best interests of the Company will be served thereby. No Member shall have the right to participate in the management of the Company, except as is required by applicable law or except to the extent such Member is also the Manager. The Manager shall devote such time to the Company's business as the Manager shall, in his sole discretion, deem to be necessary to manage and supervise the Company's business and affairs. Each Member acknowledges and agrees that (i) neither the Members nor the Manager shall have any duties (including, but not limited to, any fiduciary duties) to the Company or the Members other than those duties expressly described herein and the implied contractual covenant of good faith and fair dealing and (ii) so long as the Members and the Manager act in a manner consistent with the implied contractual covenant of good faith and fair dealing and with the express provisions of this Agreement, none of the Members or the Manager shall, to the fullest extent permitted by law, be in breach of any duties (including fiduciary duties) in respect of the Company and/or any Member otherwise applicable at law or in equity. Subject to the foregoing but notwithstanding any other provision of this Agreement to the contrary or other applicable provision of law or equity, whenever in this Agreement the Member or the Manager is permitted or required to make a decision or take an action (a) in his or their "sole discretion" or "discretion" or under a similar grant of authority or latitude, in making such decisions or taking such actions, the Members and the Manager shall be entitled to take into account his or their own interests as well as the interests of the Members as a whole or (b) in "good faith" or under another expressed standard, the Members and the Manager shall act under such express standard and shall not be subject to any other or different standard.

(b) For so long as the Company Controls 24X National Exchange:

(i) The Company shall ensure that the Manager, the Officers, the employees and the agents of the Company give due regard to the preservation of the independence of the self-regulatory function of 24X National Exchange, and to the obligations of 24X National Exchange to investors and the general public and shall not take any actions which would interfere with the effectuation of any decisions by the board of 24X National Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of 24X National Exchange to carry out its responsibilities under the Exchange Act.

(ii) The Company shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the SEC and 24X National Exchange, FINRA and any other self-regulatory organization ("SROs") of which any routing broker for 24X National Exchange is a member, pursuant to and to the extent of their respective regulatory authority. The Manager, Officers, employees and agents of the Company, by virtue of their acceptance of their respective positions, agree to comply, and shall comply, with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with (i) the SEC and 24X National Exchange in respect of the SEC's oversight responsibilities regarding 24X National

Exchange the self-regulatory functions and responsibilities of 24X National Exchange, and (ii) FINRA, any other SROs of which any routing broker of 24X National Exchange is a member, and any routing broker of 24X National Exchange in respect of FINRA's and any such other SRO's oversight responsibilities regarding any routing broker of 24X National Exchange, as applicable, and the Company shall take reasonable steps necessary to cause its Manager, Officers, employees and agents to so cooperate.

(iii) Notwithstanding any provision of this Agreement to the contrary, the Company and its Manager, Officers, employees and agents, by virtue of their acceptance of such position, shall, to the fullest extent permitted by law, be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, and 24X National Exchange, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of 24X National Exchange, and by virtue of their acceptance of any such position, shall, to the fullest extent permitted by law, be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC or 24X National Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Company and its Manager, directors, Officers, employees and agents also agree that they shall maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of 24X National Exchange.

(c) The Company shall take reasonable steps necessary to cause each Manager, Officer, employee and agent of the Company, prior to accepting a position with the Company, to consent in writing to the applicability of the provisions contained in this Agreement with respect to their activities related to 24X National Exchange.

(d) In its capacity as a Member of 24X National Exchange LLC:

(i) the Company shall vote, and cause to be voted, in favor of only those directors, members of the Nominating Committee of 24X National Exchange LLC, and members of the Member Nominating Committee of 24X National Exchange LLC who are nominated in the manner set forth in the 24X National Exchange LLC Agreement; and

(ii) with respect to any action taken by written consent, the Company shall cause to be validly executed only the written consents electing only the directors, members of the Nominating Committee, and members of the Member Nominating Committee of 24X National Exchange LLC referred to in the preceding clause (i).

Section VII
Transfer and Resignation

(a) Except as otherwise expressly permitted by this Agreement, no Member shall have the right, without the prior written consent of the Manager, to Transfer all or any part of such Member's Units; provided, however, that if the Transfer is a transfer by operation of law by reason of the death of an individual Person, the dissolution of a non-individual Person or otherwise, and if the result of such Transfer would be the Resignation of the last remaining Member in the Company, then the transferee(s) will be automatically admitted as Member(s) in the Company (it being agreed that in the case of death of an individual Person, the estate of such Person shall automatically be admitted as a Member, subject to the remainder of this Section VII, including paragraph (b) of this Section VII); provided, further, that any of such transferee(s) may elect, at any time on or before ninety (90) days after such Transfer to such transferee, to Resign as a Member in the Company, such Resignation to be effective retroactive to the date of such Transfer. Except as provided in the preceding sentence, no Member shall have the right to Resign without the prior written consent of the Manager. The Company shall not be obligated to purchase the Units of any Person who has Resigned for his fair value or otherwise. Notwithstanding any provision contained in this Agreement to the contrary but subject to paragraph (b) of this Section VII, 24X Bermuda Holdings shall have the right, without the consent of the Manager, to Transfer all or any part of such Member's Units, and such transferees shall automatically be deemed to be admitted as Members in the Company. For purposes of this Agreement, a Transfer of Units shall include any Transfer of any direct or indirect ownership interests in a Member and any change in the power of a Person to direct the business and affairs of the Member by virtue of ownership of voting securities, contract or otherwise. The Manager may resign as the Manager at any time and without the consent of any Person upon written notice to the Company; provided that any such resignation shall not result in the dissolution of the Company. Following the resignation of the Manager, such Manager and the Persons described in Section IX shall remain entitled to indemnification from the Company to the extent available under such Section with respect to any matter arising prior to his or their resignation. The Units are securities governed by Article 8 of the Uniform Commercial Code as in effect in the State of Delaware. Units shall not be certificated. The transferee of a Transfer of Units for collateral purposes shall not be admitted as a Member in the Company until such time, if any, as the transferee has acquired all rights and title to such Units and such transferee expressly agrees in writing to be bound to the terms and conditions of this Agreement.

(b) Notwithstanding any provision contained in this Agreement to the contrary:

(i) No Member may Transfer, in whole or in part, any of its Units to any Person, unless such Transfer shall be filed with and approved by the SEC under Section 19 of the Exchange Act.

(ii) Subject to paragraph (b)(i) of this Section VII , no Member may Transfer any Units to any Person to the extent such Transfer would result in (w) a violation of the Securities Act or any other Applicable Law, (x) the Company being required to register as an investment company under the U.S. Investment Company Act of 1940, as amended, (y) the Company being required to register as an investment adviser under state or federal securities laws, or (z) the Company being treated as a corporation for U.S. federal income tax purposes.

(c) In the event of any Transfer of Units in accordance with this Section VII, the Company shall amend **Exhibit A** to appropriately reflect such Transfer.

(d) (i) Any Transfer or attempted Transfer of any Units in violation of any provisions of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement.

(ii) If any Member purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, Units that would violate the provisions of this Agreement, then the Company shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any Units subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(iii) Subject to (d)(i) and (d)(ii) of this Section VII, for so long as the Company Controls, directly or indirectly, 24X National Exchange, if any Member purports to Transfer any Units and such Transfer results in a violation of paragraph (b) Section VI, then the Company shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem all of the Units the holding of which by such Member or holder thereof results in a violation of paragraph (b) of Section VI for a price per Unit, as applicable, equal to the Fair Market Value of such Units; provided, that if either such Member or such holder has received written notice from the Company prior to such Transfer, or a director or officer of such Member (if an entity) or such Member (if an individual) is otherwise actually aware, that such Transfer will result in a violation of paragraph (b) of Section VI, such applicable Units shall be redeemed for a price per Unit, as applicable, equal to the lesser of (a) book value or (b) Fair Market Value of such Units. The number of Units to be redeemed by the Company pursuant to the preceding sentence shall be calculated by the Company after taking into account the fact that immediately upon their redemption such redeemed Units shall no longer be deemed to be outstanding. Written notice shall be given by the Company to the holders of the redeemable Units at the address of such holders appearing on the books of the Company, which notice shall specify a date for redemption of such Units that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any Units which have been so called for redemption shall not be deemed outstanding after the date on which written notice of redemption has been given to the holders of those Units if a sum sufficient to redeem such Units shall have been irrevocably deposited or set aside to pay the redemption price to the holders of the Units. From and after the applicable redemption date (unless the Company shall default in providing funds for the payment of the redemption price) the Units which have been redeemed by the Company as aforesaid shall no longer be outstanding, and all rights of the holder of such redeemed Units as a Member of the Company associated with such Units (except the right to receive from the Company the applicable redemption price against delivery to the Company of evidence of ownership of such Units) shall cease. Written notice shall be given by the Company to all holders of Units of any redemption by the Company (including, without limitation, a redemption pursuant to this paragraph (d)(iii) of Section VII) not more than ten (10) days after consummation of the applicable redemption, which notice shall specify the number of Units outstanding after such redemption. In the event that any redemption or other action by the Company has resulted in any Member owning such number of Units that is in violation of the provisions of paragraph (b)of Section VI, the Company shall have the right to and shall promptly after confirming such violation, redeem such Units for a price per Unit, as applicable, equal to Fair Market Value, and otherwise pursuant to the provisions of paragraph (d)(iii) of this Section VII and subject to paragraph (b) of Section VI.

Section VIII
Dissolution

The Company shall be dissolved only if the Manager determines to dissolve the Company or if the Company has no Members and no Member agrees in writing, within thirty (30) days after the occurrence of the event pursuant to which the last Person ceased to be a Member, to become a Member and be bound by the terms and conditions of this Agreement. If the Company is dissolved, the affairs of the Company shall be wound up. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company in satisfaction of the liabilities of the Company and then to the Members in proportion to their Percentage Interest.

Section IX
Liability and Indemnification

(a) Except as otherwise required by non-waivable provisions of applicable law or as expressly set forth in this Agreement, no Member shall have any personal liability whatsoever in such Member's capacity as a Member in excess of its Capital Contribution, whether to the Company, to any other Member, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company, other than arising out of a breach of this Agreement by such Member, actions by such Member prohibited by this Agreement or as provided in any other written agreement between the Company and such Member.

(b) None of the Members, the Manager or the Officers shall be personally liable for the return of any portion of the Capital Contributions (or any return thereon) of the Members and the return, if any, of such Capital Contributions (or any return thereon) shall be made solely from assets of the Company. None of the Members or the Manager shall be required to pay to the Company or any Member any deficit in any Member's capital account upon dissolution of the Company or otherwise. None of the Members, the Manager or the Officers shall be liable, responsible or accountable, in damages or otherwise, to any Member or to the Company for any act performed by such Member, the Manager or such Officer within the scope of the authority conferred on the Members, the Manager or the Officers by this Agreement, except for gross negligence, fraud, bad faith or a material breach of this Agreement.

(c) The Company shall, to the fullest extent permitted by law, indemnify and hold harmless the Members, Manager, Officers and their respective partners, shareholders, members, officers, trustees, advisory board, directors, employees, attorneys and agents and other Affiliates (collectively, the "**Indemnified Parties**") from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or any of its subsidiaries or in furtherance of the interests of the Company or any of its subsidiaries or by reason of the fact that such Person is or was a Member, Manager, Officer, employee or agent of the Company or any of its subsidiaries, or is or was serving at the request of the Company as a director, trustee, member, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding or claim, unless the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based arose out of such Indemnified Party's gross negligence or were performed or omitted fraudulently or in bad faith by such Indemnified Party or constituted a material breach of this Agreement. If any claim for indemnification is based on a claim by a third party (a "**Third Party Claim**"), the Indemnified Party in question shall give prompt written notice thereof to the Company and shall permit the Company to defend and/or settle such Third Party Claim, so long as it does so diligently and in good faith; provided, however, that no compromise or settlement of any claim may be effected by the Company without the Indemnified Party's consent (which will not be unreasonably withheld, conditioned or delayed) unless the sole relief provided is monetary damages that are paid in full by the Company. Any such indemnification shall only be from the assets or insurance of the Company and no Member shall be required to contribute capital to the Company to satisfy any such indemnification. To the fullest extent permitted by law, any such indemnification shall be paid by the Company in advance of the final disposition of any such action, proceeding or claim upon receipt of an undertaking by or on behalf of the Indemnified Party seeking advancement to repay the amount advanced should it ultimately be determined that the Indemnified Party was not entitled to be indemnified hereunder or under the Act.

Section X
Accounting and Partnership Representative

All funds of the Company shall be deposited in such bank or other investment accounts as the Manager shall approve. All such accounts shall be in the Company's name. The annual accounting period of the Company shall be the calendar year. 24X Bermuda Holdings (or any individual designated by 24X Bermuda Holdings) shall be designated as the "partnership representative", as defined in Code Section 6223 (as in effect following the effective date of its amendment by Section 1101 of H.R. 1314) (the "**Partnership Representative**") and the Company and the Members shall complete any necessary actions (including executing any required certificates or other documents) to effect such designation. The Partnership Representative shall be entitled to rely in good faith on the advice of outside legal counsel and accountants as to the nature and scope of the Partnership Representative's responsibilities and authority, and any act or omission of the Partnership Representative pursuant to such advice in no event shall subject the Partnership Representative to liability to the Company or the Members.

Section XI
Amendments

(a) Subject to paragraph (b) of this Section XI, this Agreement may be amended or repealed, or a new Limited Liability Company Agreement may be adopted, by the written consent of 24X Bermuda Holdings;

(b) For so long as the Company shall Control, directly or indirectly, 24X National Exchange, before any amendment to or repeal of any provisions in this Agreement, the applicable changes shall be submitted to the governing board of such exchange for approval, and, if approved, the proposed changes to this Agreement shall not be effective until filed with or filed with and approved by the SEC, as the case may be, to the extent required by Applicable Law, it being agreed that if the same must be filed with or filed with and approved by the SEC before the changes may be effective, under Section 19 of the Exchange Act and the rules and regulations promulgated under the Exchange Act by the SEC or otherwise, then the proposed changes to this Agreement shall not be effective until filed with or filed with and approved by the SEC, as the case may be.

Section XII
Books and Records

(a) To the extent the Company's corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings, are related to the activities of 24X National Exchange, such corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings, as well as premises, Managers, Officers, employees and agents of the Company shall be deemed to be the corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings, as well as premises, managers, officers, employees or agents, as applicable of 24X National Exchange for the purposes of, and subject to oversight pursuant to, the U.S. Securities Exchange Act of 1934, as amended.

(b) For so long as the Company shall directly or indirectly own or control 24X National Exchange, the Company's corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings shall be maintained in the United States and shall be subject at all times to inspection and copying by the SEC and 24X National Exchange (and to the extent such records and documents relate to the activities of any routing broker for 24X National Exchange, FINRA, any other SROs of any routing broker of which the routing broker is a member, and any such routing broker); provided that such corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings are related to the operation or administration of 24X National Exchange or any routing broker for 24X National Exchange, as applicable.

(c) All books and records of 24X National Exchange reflecting confidential information pertaining to the self-regulatory function of 24X National Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Company, and the information contained in those books and records, shall be retained in confidence by the Company, its personnel, Managers, Officers, employees and agents, and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in this Agreement shall be interpreted so as to limit or impede the rights of the SEC or 24X National Exchange to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Manager, Officer, employee or agent of the Company to disclose such confidential information to the SEC or 24X National Exchange.

Section XIII
General Provisions

Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a "notice") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, or sent by recognized overnight delivery service. A notice must be addressed to a Member at the Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. Notices shall be deemed given upon receipt or refusal to accept delivery. Any party may designate, by notice to the Company, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees. This Agreement constitutes the complete and exclusive statement of the agreement among the Manager and the Members and supersedes all prior written and oral statements, including any prior representation, statement, condition or warranty. This Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns. Nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

[Remainder of Page Intentionally Left Blank.
Signature Page Follows.]

IN WITNESS WHEREOF, the undersigned have executed this Second Amended and Restated Limited Liability Company Agreement as of the Effective Date.

MANAGER AND MEMBER:

24X BERMUDA HOLDINGS LLC

Signed by:

By: ______________________________
807774EAF1D04C6...
Name: Dmitri Galinov
Title: CEO Manager

EXHIBIT A

NAME, ADDRESS AND PERCENTAGE INTEREST

Name and Address	Percentage Interest (both ownership interest and voting interest)
24X Bermuda Holdings LLC c/o Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street Hamilton, Pembroke, HM 11, Bermuda	100%

EXHIBIT B

Definitions

For purposes of this Agreement, the following terms shall have the meanings set forth below (such meanings to be equally applicable to both the singular and plural forms of the terms so defined).

"24X National Exchange LLC Agreement" means the limited liability company agreement of 24X National Exchange, as amended, restated or supplemented or otherwise modified from time to time.

"Act" means the Delaware Limited Liability Company Act, as amended from time to time.

"Affiliate" means a Person who, directly or indirectly, Controls, is Controlled by, or is under common Control with, such other Person.

"Applicable Law" means (i) the provisions of all applicable statutes and laws of the United States of America, the states thereof (including the Act), and all other countries in which the Company or any of its Affiliates are then doing business, and (ii) the constitution, by-laws, rules, regulations, orders, customs and usage of (A) the Company and (B) any United States, state or foreign governmental, regulatory or self-regulatory authority, in each case having jurisdiction over the Company or any of its Affiliates.

"Capital Contribution" means the total amount of cash and the Gross Asset Value of any other assets contributed to the Company by a Member, net of liabilities assumed or to which the assets are subject.

"Cash Flow" means the revenues and other cash receipts of the Company minus the expenditures of the Company. Cash Flow will not include reserves established by the Manager from time to time except to the extent released from the reserves in question for distribution.

"Code" means the U.S. Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"Company" means 24X US Holdings LLC, a Delaware limited liability company.

"Control" means the ownership, directly or indirectly, of fifty percent (50%) or more of the voting equity share capital of a specific Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person of which it owns, directly or indirectly, a majority of the ownership or voting interests.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute, and the applicable rules and regulations promulgated thereunder.

"Fair Market Value" means:
(a) as applied to any asset constituting cash or cash equivalents, the amount of such cash or cash equivalents;

(b) as applied to any asset constituting publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the average, over a period of twenty-one (21) business days consisting of the date of valuation and the twenty (20) consecutive business days prior to that date, of the average of the closing prices of the sales of such securities on the primary securities exchange on which such securities may at that time be listed, or, if there have been no sales on such exchange on any business day, the average of the highest bid and lowest asked prices on such exchange at the end of such business day, or, if on any business day such securities are not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 p.m., New York time, or, if on any business day such securities are not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such business day in the domestic over the counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization;

(c) as applied to any assets other than cash, cash equivalents or publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the fair value of such assets, as determined by the Manager in good faith based on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant but without taking into account any discounts for lack of liquidity or minority interest or similar discounts; provided, that a Member may, within fifteen (15) business days following receipt by such Member of the Manager's determination of Fair Market Value, direct the Manager to obtain an independent third-party appraisal of the its determination, with the determination by the independent appraiser binding on the parties.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the fair market value of such asset, as determined by the Manager in his reasonable discretion;

(b) The Gross Asset Values of all Company assets shall be adjusted by the Manager to equal their respective fair market values (unless otherwise determined by the Manager in his reasonable discretion) as of the following:

(i) The acquisition of additional Units by any new or existing Member in exchange for more than a *de minimis* Capital Contribution if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(ii) The grant of a Unit in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member;

(iii) The distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for a Unit if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; and

(iv) The liquidation of the Company within the meaning of Regulation § 1.704-1(b)(2)(ii)(g);

(c) The Gross Asset Value of any Company assets distributed to any Member shall be the gross fair market value of such asset, as determined by the Manager in his reasonable discretion, on the date of such distribution; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining capital accounts pursuant to Regulation § 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent that the Manager determines that an adjustment pursuant to subsection (b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

"Manager" means the Person designated as such in this Agreement. The Manager is a "manager" of the Company within the meaning of the Act.

"Member" means each Person signing this Agreement and any Person who subsequently is admitted as a member in the Company.

"Officer" means any individual from time to time authorized or appointed by the Manager to act as an officer or representative of the Company on a general basis or for a specific purpose, which individual shall act for and bind the Company as authorized by the Manager.

"Percentage Interest" means, for any Member, the voting and ownership percentage interest of such Member (as applicable) in the Company as set forth on Exhibit A.

"Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

"Profit" and "Loss" mean, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with the Code.

"Related Persons" means with respect to any Person: (a) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Exchange Act); (b) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of Units; (c) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (d) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as 24X National Exchange, any Person that is associated with such member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act); (e) in the case of a Person that is a natural person and member of 24X National Exchange, any broker or dealer that is also a member of 24X National Exchange with which such Person is associated; (f) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Company, any subsidiary of the Company, or any of the Company's parent companies; (g) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (h) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

"Resignation" (including its correlative meanings "Resign" or "Resigned") means a Member's resignation from the Company by any means.

"SEC" means the U.S. Securities and Exchange Commission.

"Secretary" means the Delaware Secretary of State.

"Securities Act" means the U.S. Securities Act of 1933, as amended and in effect from time to time, and any successor statute, and the applicable rules and regulations promulgated thereunder.

"Transfer" means, when used as a noun, any direct or indirect sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means to, directly or indirectly, sell, hypothecate, pledge, assign, or otherwise transfer. "Transfer" when used as a verb shall have a correlative meaning. "Transferor" and "Transferee" mean a Person who makes or receives a Transfer, respectively.

"Unit" means the limited liability company interests issued by the Company to the Members and, where applicable, having the powers, preferences, priorities and rights and the qualifications, limitations and restrictions set forth in this Agreement. For the sake of clarity, the Units shall constitute the "limited liability company interests" of the Company for all purposes of, and within the meaning set forth in, the Act and shall represent interests in ownership, Profits and Losses of the Company

220926 fo

THE COMPANIES ACT, 2013
COMPANY LIMITED BY SHARES
ARTICLES OF ASSOCIATION
OF
24X ETP INDIA PRIVATE LIMITED

1. Regulations contained in Table 'F' in First Schedule to the Companies Act, 2013 to the extent applicable, shall apply to the Company so far only as they are not inconsistent with any of the provisions contained in these Articles. It is hereby clarified that the provisions of Regulations 27, 44 to 49, 51, 76, and 79 of Table F shall not be applicable to the Company.

2. In these Articles, unless the context otherwise requires:

(a) "**Articles**" means these articles of association of the Company.

(b) "**Board**" shall mean the board of directors of the Company.

(c) "**Companies Act**" shall mean the Companies Act, 2013 and includes any statutory modification or re-enactment thereof for the time being in force as amended from time to time.

(d) "**Company**" shall mean 24X ETP India Private Limited.

Except as provided above and unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Companies Act.

PRIVATE COMPANY

3. The Company is a private limited company within the meaning of Section 2(68) of the Companies Act and accordingly:

(a) the right to transfer the shares is restricted in the manner and to the extent provided in these Articles;

(b) the number of members of the Company (exclusive of persons who are in the employment of the Company and persons who, having been formerly in the employment of the Company, were members of the Company while in that employment and have continued to be members after the employment ceased) is limited to 200 (two hundred), provided that for the purpose of these Articles, where 2 (two) or more persons jointly hold 1 (one) or more shares, they shall be treated as a single member; and

(c) no invitation shall be issued to the public to subscribe for any securities of the Company.

SHARE CAPITAL

4. The authorised share capital of the Company is as stated in the memorandum of association of the Company, with the power to increase its capital, to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles and to vary, modify or abrogate any

MPM

such rights, privileges or conditions only in such manner as may for the time being be provided by these Articles or the Companies Act. The rights of the shareholders shall be determined at the time of issue thereof.

5. The share capital of the Company may comprise of the following classes:

(a) equity share capital:

(i) with voting rights; or

(ii) with differential rights as to dividend, voting or otherwise; and

(b) preference share capital; and/or

(c) any other kind of capital, whether equity, preference or otherwise, and whether with differential rights as to dividend, voting or otherwise, without the provisions of Sections 43 and/or 47 being applicable to the Company.

6. Subject to these Articles, the shares in the capital of the Company shall be under the control of the directors who may issue allot or otherwise dispose of the same or any of them to such persons, in such proportion and on such terms and conditions, either at a premium or at par and at such time as the directors may from time to time think fit.

7. Any shares of the original or increased capital may, from time to time, be issued with any such guarantee or any right of preference, whether in respect of dividend or of repayment of capital or both or any such other special privilege or advantage over any shares previously issued or then about to be issued or with such deferred or qualified rights as compared with any shares previously issued or subject to any such approvals or conditions and with any special right or limited right or without any right of voting and generally on such terms as the Company may, from time to time, determine.

8. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

9. Any preference shares may be issued on the terms that they are to be redeemed on such terms and in such manner as the Company may determine, prior to such issuance, without the provisions of Sections 43 and/or 47 being applicable.

10. The Company shall have the right to convert any of its unissued equity shares into preference shares and *vice versa* with such rights, privileges and conditions attaching thereto as may then be decided upon. The Company shall also be entitled to issue preference shares which are liable to be redeemed and that if and when any redeemable preference shares are issued, the provisions of the Companies Act shall be complied with.

11. The rights of the holders of any class of shares, for the time being forming part of the capital of the Company may be modified, affected, varied, extended or surrendered either with the consent in writing of the holders of three-fourths of the issued shares of the class or with the sanction of a special resolution passed at a separate meeting of the holders of those shares.

Provided that if variation by one class of shareholders affects the rights of any other class of shareholders, the consent of three-fourths of such other class of shareholders shall also be obtained and the provisions of this section shall apply to such variation.

MAM

TRANSFERS OF SHARES

12. The Board may, in their absolute and uncontrolled discretion, decline to register or acknowledge any transfer or transmission of shares. The Board shall within a period of 30 (thirty) days from the date on which the instrument of transfer, or the intimation of such transmission, as the case may be, was delivered to the Company, send notice of the refusal to the transferor and the transferee or to the person giving intimation of such transmission, as the case may be, giving reasons for such refusal.

13. No transfer shall be registered unless a proper instrument of transfer has been delivered to the Company. The instrument of transfer of any shares shall be executed by or on behalf of the transferor or by or on behalf of the transferee and shall specify the name, address and occupation if any, of the transferee, along with the certificate relating to the securities, or if no such certificate is in existence, along with the letter of allotment of securities, and the transferor shall be deemed or remain the holder of such share until the name of the transferee is entered in the register in respect thereof.

14. The instrument of transfer of any share shall be in writing in the prescribed form under the Companies Act, duly stamped, and lodged with the Company within the prescribed time.

15. The Company shall incur no liability or responsibility whatsoever in consequence of its registering or giving effect to any transfer of shares made or refused in terms of these Articles.

ALTERATION OF CAPITAL

16. The Company may, from time to time, by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as may be specified in the resolution.

17. The Company shall have the power, by means of a special resolution to be passed at a general meeting of the Company, to issue sweat equity shares of a class of shares already issued.

18. The Company may, by ordinary resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) convert all or any of its fully paid-up shares into stock, and reconvert that stock into fully paid-up shares of any denomination;

(c) sub-divide its existing shares or any of them into shares of smaller amount than is fixed by the memorandum, subject, nevertheless, to the applicable provisions of the Companies Act;

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

19. The Company may, by special resolution, reduce in any manner and with, and subject to, any incident authorized and consent required by law:

(a) its share capital;

(b) any capital redemption reserve account; and/or

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(c) any securities premium account.

FURTHER ISSUE OF CAPITAL

20. After obtaining the sanction of the Company in a general meeting by special resolution, the shares in the capital of the Company shall be allotted or otherwise disposed of by the Board by way of a preferential offer of shares on a private placement basis to such persons (whether already members or not or to employees under a scheme of employees' stock option) in such proportion and on such terms and conditions and either at premium or at par or against payment in cash or kind.

21. Where it is proposed to increase the subscribed capital by the issue of further shares, such shares shall be offered to persons who, at the date of the offer, are holders of equity shares of the Company in proportion, as nearly as circumstances admit, to the paid-up share capital on those shares by sending a letter of offer subject to the following conditions, namely:

(a) the offer shall be made by notice specifying the number of shares offered and limiting a time not being less than fifteen days and not exceeding thirty days from the date of the offer within which the offer, if not accepted, shall be deemed to have been declined;

(b) the offer aforesaid shall not include a right exercisable by the person concerned to renounce the shares offered to him or any of them in favour of any other person;

(c) after the expiry of the time specified in the notice aforesaid, or on receipt of earlier intimation from the person to whom such notice is given that he declines to accept the shares offered, the Board may dispose of them in such manner which is not disadvantageous to the shareholders and the company; and

(d) the notice shall be despatched to all the existing shareholders at least three days before the opening of the issue.

Where 90% of the members of the Company have given their consent in writing, the offer may provide for periods lesser than those specified in this Article.

22. The Company may accept from any member, the whole or a part of the amount remaining unpaid on any shares held by him, even if no part of that amount has been called up.

SHARE CERTIFICATES

23. The certificates of shares shall be issued in accordance with the provisions of the Companies (Share Capital and Debentures) Rules, 2014.

24. The manner of issue or renewal of a certificate or issue of a duplicate thereof, the form of a certificate (original or renewed) or of a duplicate thereof, the particulars to be entered in the register of members or in the register of renewed or duplicate certificates, the form of such registers, the fee on payment of which, the terms and conditions, if any, including terms and conditions as to evidence and indemnity and the payment of out-of-pocket expenses incurred by the Company in investigating evidence, on which a certificate may be renewed or a duplicate thereof may be issued, shall be such as prescribed by the Companies (Share Capital and Debentures) Rules, 2014 or any other Rules in substitution or modification thereof.

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CAPITALIZATION OF PROFITS

25. The Company may, in accordance with the provisions of the Companies Act, capitalise its profits or reserves for the purpose of issuing fully paid-up bonus shares.

BUY-BACK OF SECURITIES

26. The Company may, in accordance with the provisions of the Companies Act, purchase/buy-back its own shares or other specified securities.

GENERAL MEETINGS

27. All general meetings other than annual general meetings shall be called extraordinary general meetings.

28. The Board may, whenever it thinks fit, call an extraordinary general meeting.

29. A general meeting of the Company may be called by giving not less than 7 (seven) days' notice provided however that with the consent of members holding majority of the voting rights of the Company, a general meeting may be called with shorter consent.

30. The notice of a general meeting need not be accompanied by a statement setting out the following material facts concerning each item of special business to be transacted at the meeting. Further, even if it is so accompanied, the provisions of Section 102 of the Companies Act shall not be applicable and need not be complied with.

31. All general meetings, other than the annual general meeting (which shall be held at any place within the city, town or village in which the registered office of the Company is situated) may be held at any place, and for any general meeting where the Company makes arrangements, the shareholders may attend by way of, video conference or through any other medium as may be permitted under the Companies Act.

32. If at any time there are not within India directors capable of acting who are sufficient in number to form a quorum, any director or any 2 (two) members of the Company may call an extraordinary general meeting in the same manner, as nearly as possible, as that in which such a meeting may be called by the Board.

33. Save as herein otherwise provided, 2 (two) members present in person or by proxy or through authorized representative shall form quorum. No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business and at the time when each item of business is being conducted.

34. If quorum is not present within 1 (one) hour from the time appointed for holding the meeting, the meeting shall stand adjourned to such time and place as may be decided by the Board. The provisions of these Articles in relation to the convening of such adjourned general meetings shall apply.

35. The chairman, if any, of the Board shall preside as chairman at every general meeting of the Company. The chairman shall have a second or casting vote.

36. If there is no such chairman, or if he is not present within 15 (fifteen) minutes after the time appointed for holding the meeting, or is unwilling to act as chairman of the meeting, the shareholders present shall elect the chairman of the meeting.

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37. The chairman may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place.

38. The provisions of Sections 104 to 106 and 109 of the Companies Act shall not apply to the Company.

39. At any general meeting, a resolution put to the vote of the meeting shall, unless a poll is demanded or the voting is carried out electronically, be decided on a show of hands.

40. Any member of a company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as a proxy to attend and vote at the meeting on his behalf. Such proxy shall have the right to speak at such meeting and shall be entitled to vote, whether by show of hands, a poll or otherwise. Further a person appointed as proxy is permitted to act on behalf of any number of members and/or any number of shares, without any limit.

41. The instrument appointing a proxy shall be in such form as the Company may deem fit, shall be in writing and shall be signed by the appointer or his attorney duly authorised in writing or, if the appointer is a body corporate, by an officer or an attorney duly authorised by it.

42. On a poll taken at a meeting of a Company, a member entitled to more than 1 (one) vote, or his proxy or other person entitled to vote for him, need not, if he votes, use all his votes or cast in the same way all the votes he uses.

DIRECTORS

43. The directors of the Company shall be appointed in accordance with the Companies Act from time to time, to the extent applicable.

44. The number of directors shall not be less than 2 (two) at any time, and may exceed 15 (fifteen) only on receipt of sanction from the members by way of a special resolution in this regard.

45. The first directors of the Company shall be:

(a) Mr. Dmitri Galinov;

(b) Mr. Jason Woerz; and

(c) Mr. Bethanabhotla Sai Krishna Saketh (Resident Director)

46. Any casual vacancy in the Board shall be filled up at a meeting of the Board.

47. The Board shall have power to appoint additional directors on the Board, in accordance with the provisions of the Companies Act.

48. The Board may appoint a person, not being a person holding any alternate directorship for any other director in the Company, or holding directorship in the same company, to act as an alternate director for a director during his absence for a period of not less than 3 (three) months from India. The alternate shall automatically vacate office upon the earlier of (a) the return of the original director to India, and (b) completion of the tenure of the director to whom he is an alternate.

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49. The Board shall have the power to appoint any person as a director nominated by any institution in pursuance of the provisions of any law for the time being in force or of any agreement.

50. The directors shall not be liable to retirement by rotation.

51. All cheques, promissory notes, drafts, hundis, bills of exchange and other negotiable instruments, and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, by such person and in such manner as the Board shall from time to time by resolution determine.

MEETINGS OF DIRECTORS

52. The Directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings and proceedings as they think fit. Provided, however, that at least 4 (four) such meetings shall be held every year in such a manner that not more than 120 (one hundred and twenty) days shall intervene between 2 (two) consecutive meetings. Meetings of the Board may be held within or outside India, subject to the provisions of the Companies Act.

53. The chairman may at any time, any director, and/or the manager, secretary or such other officer of the Company as may be authorised by the directors shall, upon the requisition of a director, convene a meeting of the Board.

54. Any question arising at any meeting of the Board shall be decided by a majority of votes and in case of equality of votes, the Chairman shall have second or casting vote.

55. The rules and regulations for the conduct of the meetings of the Board, including for matters such as quorum, notices for meeting and agenda, as contained in these Articles or in the Companies Act, insofar as applicable, shall apply to discussions through audio conferencing, video conferencing or net conferencing, as the case may be.

56. A director may participate in and vote at a meeting of the Board by means of a video conferencing or similar communications equipment which allows all persons participating in the meeting to see and hear each other and record the deliberations. Where any director participates in a meeting of the Board by any of the means above, the Company shall ensure that such director is provided with a copy of all documents referred to during such Board meeting prior to the commencement of this Board meeting.

57. A meeting of the Board at which quorum is present shall be able to exercise all or any of the authorities, powers and discretion which by or under the Companies Act of these presents are vested in or exercisable by the Board generally.

58. If quorum is not present within 1 (one) hour from the time appointed for holding the meeting, the meeting shall stand adjourned to such time and place as may be decided by the Board. The provisions of these Articles in relation to the convening of such adjourned general meetings shall apply.

59. The Board may delegate any of its powers to committees of the Board consisting of such member(s) or members of its body as it thinks fit, and it may, from time to time, revoke and discharge any such committee of the Board, either wholly or in part, and either as to persons or purposes. Every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may, from time to time, be imposed on it by the Board. All acts done by any such committee of the Board in conformity with such

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regulations and in fulfillment of the purpose of their appointment shall have like force and effect as if done by the Board.

60. No resolution shall be deemed to have been duly passed by the Board or by a committee thereof by circulation, unless the resolution has been circulated in draft, together with the necessary papers, if any, to all the directors, or to all the members of the committee, as the case may be, at their address registered with the Company in India by hand delivery or by post or by courier, or through electronic means as prescribed under the Companies Act and has been approved by a majority of the directors or members of the committee, who are entitled to vote on the resolution.

61. Save as otherwise expressly provided in the Companies Act, a resolution in writing, signed by all the members of the Board or of a committee thereof, for the time being entitled to receive notice of a meeting of the Board or committee, shall be valid and effective as if it had been passed at a meeting of the Board or committee, duly convened and held.

62. The Board may, at any time and from time to time, by power of attorney, appoint any person or persons to be the attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles) and for such period and subject to such conditions, as the Board may from time to time think fit, and may contain powers enabling any such attorneys as aforesaid to sub-delegate all or any of the powers, authorities and directions for the time being vested in them.

KEY MANAGERIAL PERSONNEL

63. The Board may, from time to time, appoint 1 (one) or more of their members to be a managing director or a whole-time director of the Company to hold such office on terms and conditions as they may deem fit and delegate such power to him as they may deem proper and from time to time remove or dismiss him or them from office and appoint another in his/their place.

64. The Board may fix the remuneration of such managing director(s) and whole-time director, whether by way of salary or commission or by conferring a right to participate in the profits of the Company or by combination of any of the above.

65. An individual may be appointed or reappointed as the chairperson of the Company as well as the managing director or chief executive officer of the Company at the same time.

66. The Board may appoint a whole-time secretary of the Company possessing the prescribed qualification for such term, at such remuneration and upon such conditions as they may think fit and any secretary so appointed may be removed by them. The duties of the whole-time company secretary will be as per the Companies Act and as directed by the Board from time to time.

FOREIGN REGISTER OF MEMBERS

67. The Company may exercise the powers conferred on it by the provisions of the Companies Act with regard to keeping a foreign register of its members, debenture holders and the Board may, subject to provisions of the Companies Act, make and vary such regulations as it may think fit in relation to the keeping of any such registers.

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ALTERATION TO MEMORANDUM

68. The Company shall have the power to alter the conditions of the memorandum of association in any manner as it may deem fit.

SEAL

69. The Company shall not have a common seal.

70. Any authorisation under Section 22 of the Companies Act shall be made by two directors or by a director and the Company Secretary, wherever the company has appointed a Company Secretary.

SECRECY CLAUSE

71. No member shall be entitled to require discovery of or any information respecting any details of the Company's trading or any other matter which may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the directors it will not be expedient in the interest of the Company to communicate the same.

INDEMNITY

72. Subject to the provisions of the Companies Act every director of the Company, officer (whether managing director, manager, secretary or other officer) or employee or any person employed by the Company shall be indemnified by the Company against liability in respect of matters which arise from acts or omissions of the relevant person in the ordinary course of discharging his or her authorised duties other than liability which arises as a result of that persons dishonesty, fraud or negligence, and it shall be the duty of the directors, out of the funds of the Company to pay all costs, losses and expenses (including travelling expenses) which any such director, officer, or other employee, may incur or become liable to by reason of any contract entered into or act or deed done by him as such director, officer or other employee or in any way in the discharge of his duties.

73. Subject as aforesaid every director, officer or other employee of the Company shall be indemnified against any liability incurred by him in defending any proceedings whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or discharged in connection with any application under the Companies Act in which relief is granted to him by the Court or the Tribunal.

GENERAL AUTHORITY

74. Wherever in the Companies Act it has been provided that any company shall have any right, privilege or authority or that any company cannot carry out any transaction unless it is so authorised by its Articles, then and in that case this Article hereby authorises and empowers the Company to have such right, privilege or authority and to carry out such transaction as have been permitted by the Companies Act, without there being any other specific Article in that behalf herein provided.

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We, the several persons, whose names, addresses and descriptions are subscribed hereunder are desirous of being formed into a company in pursuance of these Articles of Association:-

Sr. No.	Names, addresses, descriptions and occupations of subscribers	Photograph	Signature of subscriber	Signature, names, addresses, descriptions and occupations of witnesses
1.	24X Bermuda Limited c/o Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM11, Bermuda Mr. Michael Paul Millward Authorised Representative of 24X Bermuda Limited, Resident of 67 Valley Road, Henley on Thames, RG9 1RL, United Kingdom son of Mr. Christopher Millward Occupation: Service Vide resolution dat[ed] November 16, 2023	Affix photo 	sign [signature]	I witness to subscriber 1 who has subscribed and signed in my presence on 16/1/24 (date) at LONDON UK (place); further I have verified their identity details (ID) for their identification and satisfied myself of their identification particulars as filled in Name: EMMA TURNER Fathers Name: NEIL TURNER Occupation: BROKER Address: FLAT 6 ASHWOOD HOUSE, 32 HOMERTON ROW, LONDON E9 6ED Signature: [signature]

Date: 16 Jan 2024

Place: LONDON, UK

Signed and sworn to [or affirmed] before me on 16 January 20 24
by Michael Paul Millward (name(s) of individual(s) making statement).

[signature]

(Notary's official signature)

Jessica Elizabeth Sarah Pay
Notary Public

(Title of office)

My Commission is for life

(Commission Expiration)

JOHN VENN & SONS
SCRIVENER NOTARIES
TRANSLATORS
95 Aldwych London
WC2B 4JF England
Tel: 020 7395 4300

notary@johnvenn.co.uk
www.johnvenn.co.uk

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APOSTILLE

(Convention de La Haye du 5 octobre 1961)

1.	**Country:** Pays / Pais:	United Kingdom of Great Britain and Northern Ireland
	This public document Le présent acte public / El presente documento público	
2.	**Has been signed by** a été signé par ha sido firmado por	Jessica Elizabeth Sarah Pay
3.	**Acting in the capacity of** agissant en qualité de quien actúa en calidad de	Notary Public
4.	**Bears the seal / stamp of** est revêtu du sceau / timbre de y está revestido del sello / timbre de	The Said Notary Public
	Certified Attesté / Certificado	
5.	**at** á / en	London
6.	**the** le / el día	17 January 2024
7.	**by** par / por	His Majesty's Principal Secretary of State for Foreign, Commonwealth and Development Affairs
8.	**Number** sous no / bajo el numero	APO-LR44-GMBH-RU02-CUHD
9.	**Seal / stamp** Sceau / timbre Sello / timbre	FOREIGN, COMMONWEALTH & DEVELOPMENT OFFICE LONDON
10.	**Signature** Signature Firma	J. Ingram

This Apostille is not to be used in the UK and only confirms the authenticity of the signature, seal or stamp on the attached UK public document. It does not confirm the authenticity of the underlying document. Apostilles attached to documents that have been photocopied and certified in the UK confirm the signature of the UK official who conducted the certification only. It does not authenticate either the signature on the original document or the contents of the original document in any way.

If this document is to be used in a country not party to the Hague Convention of the 5th of October 1961, it should be presented to the consular section of the mission representing that country

To verify this apostille go to www.verifyapostille.service.gov.uk

Sr. No.	Names, addresses, descriptions and occupations of subscribers	Photograph	Signature of subscriber	Signature, names, addresses, descriptions and occupations of witnesses
2.	Dmitri Galinov, Son of Jacob, Resident of 8961 SW 62nd Court, Miami Florida 33134, United States of America Occupation: Service As nominee of 24X Bermuda Limited	Affix Photo	Sign	**I witness to subscriber 2 who has subscribed and signed in my presence on** __________________ **(date) at** __________________ **(place);** **further I have verified their identity details (ID) for their identification and satisfied myself of their identification particulars as filled in** **Name:** ________ **Fathers Name:**_______ **Occupation:** ________ **Address:** __________________ __________________ __________________ __________________ **Signature:**
Date: Place:				

Signed and sworn to [or affirmed] before me on ___________, 20____
by ______________________ (name(s) of individual(s) making statement).

____
(Notary's official signature)

____
(Title of office)

____
(Commission Expiration)

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State of Florida

Department of State

APOSTILLE

(Convention de La Haye du 5 octobre 1961)

1. Country: United States of America

This public document

2. has been signed by **Gabriela Pozo**

3. acting in the capacity of **Notary Public of Florida**

4. bears the seal/stamp of **Notary Public, State of Florida**

Certified

5. at **Tallahassee, Florida**

6. the **Sixteenth day of January, A.D., 2024**

7. by **Secretary of State, State of Florida**

8. No. **2024-7531**

9. Seal/Stamp:

GREAT SEAL OF THE STATE OF FLORIDA
IN GOD WE TRUST

10. Signature:

Secretary of State

DSDE 99 (2/12)

FLORIDA JURAT
FS 117.05(13)

State of Florida
County of Miami Dade

Sworn to (or affirmed) and subscribed before me by means of

☑ Physical Presence,

— OR —

☐ Online Notarization,

this 09 day of Jan, 2024, by
Day *Month* *Year*

Dmitri Galinov
Name of Person Swearing or Affirming

[signature]
Signature of Notary Public — State of Florida

Gabriela Pozo
Name of Notary Typed, Printed or Stamped

GABRIELA POZO
Notary Public - State of Florida
Commission # HH 228469
My Comm. Expires Apr 11, 2026
Bonded through National Notary Assn.

Place Notary Seal Stamp Above

☐ Personally Known

☑ Produced Identification

Type of Identification Produced: PASSPORT

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Name, addresses descriptions and occupations

Document Date: Jan 09, 2024 Number of Pages: 1

Signer(s) Other Than Named Above: ______

Sr. No.	Names, addresses, descriptions and occupations of subscribers	Photograph	Signature of subscriber	Signature, names, addresses, descriptions and occupations of witnesses
2.	Dmitri Galinov, Son of Jacob, Resident of 8961 SW 62nd Court, Miami Florida 33134, United States of America Occupation: Service As nominee of 24X Bermuda Limited	Affix Photo 	Sign [signature]	**I witness to subscriber 2 who has subscribed and signed in my presence on** Jan 9th 2024 **(date) at** Miami, FL USA **(place);** **further I have verified their identity details (ID) for their identification and satisfied myself of their identification particulars as filled in** **Name:** Michael Sladek **Fathers Name:** Joseph **Occupation:** Head of Ops **Address:** 201 SE 2nd AVE Miami, FL 33131 USA **Signature:** [signature]

Date: Jan 09, 2024

Place: Miami, FL

Signed and sworn to [or affirmed] before me on Jan 09, 2024
by DMITRI GALINOV (name(s) of individual(s) making statement).

[signature]

(Notary's official signature)

Notary Public

(Title of office)

04/11/2026

(Commission Expiration)

GABRIELA POZO
Notary Public - State of Florida
Commission # HH 228469
My Comm. Expires Apr 11, 2026
Bonded through National Notary Assn.

Signed and sworn to [or affirmed] before me on Jan 09, 2024
by Michael Joseph SLADEK (name(s) of individual(s) making statement).

(Notary's official signature)

Notary Public

(Title of office)

04/11/2026

(Commission Expiration)

GABRIELA POZO
Notary Public - State of Florida
Commission # HH 228469
My Comm. Expires Apr 11, 2026
Bonded through National Notary Assn.

Signed and sworn to [or affirmed] before me on __________, 20____
by ________________ (name(s) of individual(s) making statement).

(Notary's official signature)

(Title of office)

(Commission Expiration)

सत्यमेव जयते

GOVERNMENT OF INDIA
MINISTRY OF CORPORATE AFFAIRS

Central Registration Centre

Certificate of Incorporation

[Pursuant to sub-section (2) of section 7 and sub-section (1) of section 8 of the Companies Act, 2013 (18 of 2013) and rule 18 of the Companies (Incorporation) Rules, 2014]

I hereby certify that 24X ETP INDIA PRIVATE LIMITED is incorporated on this TWENTY EIGHTH day of FEBRUARY TWO THOUSAND TWENTY FOUR under the Companies Act, 2013 (18 of 2013) and that the company is Company limited by shares

The Corporate Identity Number of the company is **U63999MH2024FTC420281**

The Permanent Account Number (PAN) of the company is **AACCZ3569J***

The Tax Deduction and Collection Account Number (TAN) of the company is **MUMX00962D***

Given under my hand at Manesar this TWENTY EIGHTH day of FEBRUARY TWO THOUSAND TWENTY FOUR

Certification signature by DS MINISTRY OF CORPORATE AFFAIRS , CRC MANESAR 1 <ROC.CRC@MCA.GOV.IN>, Validity Unknown

Digitally signed by
DS MINISTRY OF CORPORATE AFFAIRS , CRC MANESAR 1
Date: 2024.02.28 18:23:26 IST

SHEETAL KUMARI

Assistant Registrar of Companies/ Deputy Registrar of Companies/ Registrar of Companies

For and on behalf of the Jurisdictional Registrar of Companies

Registrar of Companies

Central Registration Centre

Disclaimer: This certificate only evidences incorporation of the company on the basis of documents and declarations of the applicant(s). This certificate is neither a license nor permission to conduct business or solicit deposits or funds from public. Permission of sector regulator is necessary wherever required. Registration status and other details of the company can be verified on mca.gov.in

---

Mailing Address as per record available in Registrar of Companies office:

24X ETP INDIA PRIVATE LIMITED

1STFLR-25 SEJ PLAZA MARVE, NR NUTAN VIDYA MANDIR SCH, Malad, Malad West, Mumbai- 400064, Maharashtra

*as issued by Income tax Department

24X National Exchange LLC
Date of filing: June 30, 2025
Date as of which the information is accurate: June 30, 2025

Exhibit D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Exhibit D-1 Unaudited Financial Statements of 24X Bermuda Holdings LLC, for the fiscal year ending December 31, 2024

Exhibit D-2 Unaudited Financial Statements of 24X Bermuda Limited, for the fiscal year ending December 31, 2024

Exhibit D-3 Unaudited Financial Statements of 24 Exchange UK Limited, for the fiscal year ending December 31, 2024.

Exhibit D-4 Unaudited Financial Statements of 24X US Holdings LLC, for the fiscal year ending December 31, 2024

Exhibit D-5 24X ETP India Private Limited is inactive and has no financials for the fiscal year ending December 31, 2024

24X BERMUDA HOLDINGS LLC
Financial Statements

December 31, 2024

24X BERMUDA HOLDINGS LLC
DECEMBER 31, 2024

TABLE OF CONTENTS

24X BERMUDA HOLDINGS LLC
BALANCE SHEET
DECEMBER 31, 2024

ASSETS

CURRENT ASSETS:		
Prepaid expenses and other current assets		**5,879**
TOTAL CURRENT ASSETS		**5,879**
OTHER ASSETS		
Investments in wholly-owned subsidiaries		**4,262,798**
Due from affiliates		**4,928,265**
TOTAL OTHER ASSETS		**9,191,063**
TOTAL ASSETS	**$**	**9,196,942**

LIABILITIES AND MEMBERS' EQUITY

LONG-TERM LIABILITIES:		
Investments in wholly-owned subsidiaries	**$**	**4,741,783**
TOTAL LONG-TERM LIABILITIES		**4,741,783**
TOTAL LIABILITIES		**4,741,783**
COMMITMENTS		
MEMBERS' EQUITY		**4,455,159**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**9,196,942**

See Accompanying Notes to Financial Statements – To be provided.

24X BERMUDA HOLDINGS LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2024

EXPENSES:		
Insurance expense	$	**28,066**
Professional fees		**30,465**
Loss in equity of wholly-owned subsidiaries		**2,179,834**
NET LOSS	$	**2,238,365**

See Accompanying Notes to Financial Statements – To be provided.

24X BERMUDA HOLDINGS LLC
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2024

	Preferred Units	Common Units	Accumulated Deficit	Total
Balance, January 1, 2024	$ 26,545,883	$ 2,321,704	$ (22,257,969)	$ 6,609,618
Common units issued for options and warrants exercised	-	3,656	-	3,656
Unit-based compensation recorded by subsidiary	-	80,250	-	80,250
Net loss	-	-	(2,238,365)	(2,238,365)
Balance, December 31, 2024	$ 26,545,883	$ 2,405,610	$ (24,496,334)	$ 4,455,159

See Accompanying Notes to Financial Statements

24X BERMUDA HOLDINGS LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	**(2,238,365)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Loss in equity of subsidiaries		**2,179,834**
Professional fees paid by subsidiary		**25,640**
Decrease in operating assets:		
Prepaid expenses and other current assets		**32,891**
NET CASH PROVIDED BY OPERATING ACTIVITIES		**-**
NET DECREASE IN CASH		**-**
CASH, ***beginning of year***		**-**
CASH, ***end of year***	**$**	**-**
Schedule of noncash activities:		
Common units issued for options and warrants exercised - cash received by subsidiary		**3,658**
Unit-based compensation recorded by subsidiary		**80,250**
Prepaid expenses paid by subsidiary		**33,945**

24X BERMUDA LIMITED
(F/K/A 24 EXCHANGE BERMUDA LIMITED)
Financial Statements

December 31, 2024

24X BERMUDA LIMITED
(F/K/A 24 EXCHANGE BERMUDA LIMITED)
DECEMBER 31, 2024

TABLE OF CONTENTS

24X BERMUDA LIMITED
(F/K/A 24 EXCHANGE BERMUDA LIMITED)
BALANCE SHEET
DECEMBER 31, 2024

ASSETS

CURRENT ASSETS:		
Cash	$	3,558,026
Accounts receivable		2,028,996
Loans receivable - consultants and officer		230,140
Prepaid expenses and other current assets		112,937
TOTAL CURRENT ASSETS		5,930,099
EQUIPMENT, NET		115,629
OPERATING LEASE RIGHT-OF-USE ASSETS		160,026
OTHER ASSETS		
Due from affiliates		3,902,544
Security deposit		69,007
Investment in wholly-owned subsidiary		37,621
TOTAL OTHER ASSETS		4,009,172
TOTAL ASSETS	$	10,214,926

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	1,416,712
Deferred revenue		22,747
Operating leases liabilities, current portion		111,488
TOTAL CURRENT LIABILITIES		1,550,947
LONG TERM LIABILITIES		
Due from Parent and affiliates		4,348,832
Operating leases liabilities, net of current portion		52,350
TOTAL LIABILITIES		5,952,129
COMMITMENTS		
STOCKHOLDER'S EQUITY:		
Preferred stock, $0.0001 par value		335
Common stock, $0.0001 par value		946
Additional paid-in capital		21,073,838
Accumulated deficit		(16,812,322)
TOTAL STOCKHOLDER'S EQUITY		4,262,797
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	10,214,926

See Accompanying Notes to Financial Statements – To be provided.

24X BERMUDA LIMITED
(F/K/A 24 EXCHANGE BERMUDA LIMITED)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2024

REVENUE	**$ 14,018,698**
OPERATING EXPENSES:	
Office salaries	**7,561,428**
Trading costs	**3,664,448**
Communications and technology	**1,267,469**
Office expense	**944,532**
Professional fees	**595,422**
Travel and entertainment	**455,194**
Amortization	**219,992**
Advertising and promotion	**100,814**
Stock-based compensation	**80,250**
Depreciation	**41,190**
TOTAL OPERATING EXPENSES	**14,930,739**
LOSS FROM OPERATIONS	**(912,041)**
OTHER INCOME (EXPENSE):	
Gain on foreign currency transactions	**6,362**
Income in equity of wholly-owned subsidiary	**14,593**
Interest income	**51,299**
TOTAL OTHER INCOME	**72,254**
NET LOSS	$ **(839,787)**

See Accompanying Notes to Financial Statements – To be provided.

24X BERMUDA LIMITED
(F/K/A 24 EXCHANGE BERMUDA LIMITED)
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2024

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2024	$ 335	$ 946	$ 21,073,838	$ (15,972,535)	$ 5,102,584
Net loss	-	-	-	(839,787)	(839,787)
Balance, December 31, 2024	$ 335	$ 946	$ 21,073,838	$ (16,812,322)	$ 4,262,797

See Accompanying Notes to Financial Statements – To be provided.

24X BERMUDA LIMITED
(F/K/A 24 EXCHANGE BERMUDA LIMITED)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	**(839,787)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		**261,182**
Amortization of operating lease right-of-use assets		**147,251**
Interest income		**(9,250)**
Income in equity of wholly-owned subsidiary		**(14,593)**
Decrease (increase) in operating assets:		
Accounts receivable		**129,747**
Prepaid expenses and other current assets		**(3,915)**
Security deposit		**435**
Decrease in operating liabilities:		
Accounts payable and accrued expenses		**524,189**
Operating lease liabilities		**(150,318)**
NET CASH PROVIDED BY OPERATING ACTIVITIES		**44,941**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net advances - shareholder		**(175,000)**
Net repayments of advances due from parent and affiliate		**1,986,657**
Purchases of equipment		**(43,901)**
NET CASH PROVIDED BY INVESTING ACTIVITIES		**1,767,756**
NET INCREASE IN CASH		**1,812,697**
CASH, *beginning of year*		**1,745,329**
CASH, *end of year*	**$**	**3,558,026**
Supplemental cash flow information:		
Cash paid for income taxes	$	**3,750**

See Accompanying Notes to Financial Statements – To be provided.

Company registration number 11949137 (England and Wales)

24 EXCHANGE UK LIMITED

Unaudited financial statements

For the year ended 31 December 2024

Pages for filing with registrar

24 EXCHANGE UK LIMITED

CONTENTS

24 EXCHANGE UK LIMITED

BALANCE SHEET

As at 31 December 2024

		2024		2023	
	Notes	**£**	**£**	**£**	**£**
Fixed assets					
Tangible assets	**3**		2,257		2,925
Current assets					
Debtors	**4**	198,016		71,723	
Cash at bank and in hand		23,409		20,049	
		221,425		91,772	
Creditors: amounts falling due within one year	**5**	(193,721)		(75,621)	
Net current assets			27,704		16,151
Net assets			29,961		19,076
Capital and reserves					
Called up share capital			1		1
Profit and loss reserves			29,960		19,075
Total equity			29,961		19,076

For the financial year ended 31 December 2024 the company was entitled to exemption from audit under section 477 of the Companies Act 2006 relating to small companies.

The member has not required the company to obtain an audit of its financial statements for the year in question in accordance with section 476.

The directors acknowledge their responsibilities for complying with the requirements of the Companies Act 2006 with respect to accounting records and the preparation of financial statements.

These financial statements have been prepared and delivered in accordance with the provisions applicable to companies subject to the small companies regime.

The directors of the company have elected not to include a copy of the profit and loss account within the financial statements.

The financial statements were approved by the board of directors and authorised for issue on 6/30/2025 and are signed on its behalf by:

Signed by:
Michael Paul Millward
740271CABC8E498...

Mr M P Millward
Director

Company registration number 11949137 (England and Wales)

1 Accounting policies

Company information

24 Exchange UK Limited is a private company limited by shares incorporated in England and Wales. The registered office is 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, England, WA14 2DT.

1.1 Accounting convention

These financial statements have been prepared in accordance with FRS 102 "The Financial Reporting Standard applicable in the UK and Republic of Ireland" ("FRS 102") and the requirements of the Companies Act 2006 as applicable to companies subject to the small companies regime. The disclosure requirements of section 1A of FRS 102 have been applied other than where additional disclosure is required to show a true and fair view.

The financial statements are prepared in sterling, which is the functional currency of the company. Monetary amounts in these financial statements are rounded to the nearest £.

The financial statements have been prepared under the historical cost convention. The principal accounting policies adopted are set out below.

1.2 Turnover

Turnover is recognised at the fair value of the consideration received or receivable for services provided in the normal course of business.

1.3 Tangible fixed assets

Tangible fixed assets are initially measured at cost and subsequently measured at cost or valuation, net of depreciation and any impairment losses.

Depreciation is recognised so as to write off the cost or valuation of assets less their residual values over their useful lives on the following bases:

Plant and equipment	25% straight line

The gain or loss arising on the disposal of an asset is determined as the difference between the sale proceeds and the carrying value of the asset, and is credited or charged to profit or loss.

1.4 Impairment of fixed assets

At each reporting period end date, the company reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

1 Accounting policies **(Continued)**

Recognised impairment losses are reversed if, and only if, the reasons for the impairment loss have ceased to apply. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

1.5 Cash and cash equivalents

Cash and cash equivalents are basic financial assets and include cash in hand, deposits held at call with banks, other short-term liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities.

1.6 Financial instruments

The company has elected to apply the provisions of Section 11 ‘Basic Financial Instruments’ and Section 12 ‘Other Financial Instruments Issues’ of FRS 102 to all of its financial instruments.

Financial instruments are recognised in the company's balance sheet when the company becomes party to the contractual provisions of the instrument.

Financial assets and liabilities are offset, with the net amounts presented in the financial statements, when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

Basic financial assets

Basic financial assets, which include debtors and cash and bank balances, are initially measured at transaction price including transaction costs and are subsequently carried at amortised cost using the effective interest method unless the arrangement constitutes a financing transaction, where the transaction is measured at the present value of the future receipts discounted at a market rate of interest. Financial assets classified as receivable within one year are not amortised.

Classification of financial liabilities

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the company after deducting all of its liabilities.

Basic financial liabilities

Basic financial liabilities, including creditors, bank loans, loans from fellow group companies and preference shares that are classified as debt, are initially recognised at transaction price unless the arrangement constitutes a financing transaction, where the debt instrument is measured at the present value of the future payments discounted at a market rate of interest. Financial liabilities classified as payable within one year are not amortised.

Debt instruments are subsequently carried at amortised cost, using the effective interest rate method.

Trade creditors are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Amounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade creditors are recognised initially at transaction price and subsequently measured at amortised cost using the effective interest method.

1.7 Equity instruments

Equity instruments issued by the company are recorded at the proceeds received, net of transaction costs. Dividends payable on equity instruments are recognised as liabilities once they are no longer at the discretion of the company.

1 Accounting policies **(Continued)**

1.8 Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the profit and loss account because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting end date.

Deferred tax

Deferred tax liabilities are generally recognised for all timing differences and deferred tax assets are recognised to the extent that it is probable that they will be recovered against the reversal of deferred tax liabilities or other future taxable profits. Such assets and liabilities are not recognised if the timing difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each reporting end date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when the company has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority.

1.9 Employee benefits

The costs of short-term employee benefits are recognised as a liability and an expense, unless those costs are required to be recognised as part of the cost of stock or fixed assets.

The cost of any unused holiday entitlement is recognised in the period in which the employee's services are received.

Termination benefits are recognised immediately as an expense when the company is demonstrably committed to terminate the employment of an employee or to provide termination benefits.

1.10 Retirement benefits

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

1.11 Foreign exchange

Transactions in currencies other than pounds sterling are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting end date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the reporting end date. Gains and losses arising on translation in the period are included in profit or loss.

24 EXCHANGE UK LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the year ended 31 December 2024

2 Employees

The average monthly number of persons (including directors) employed by the company during the year was:

	2024 Number	2023 Number
Total	3	4

3 Tangible fixed assets

	Plant and machinery etc £
Cost	
At 1 January 2024	3,900
Additions	410
At 31 December 2024	4,310
Depreciation and impairment	
At 1 January 2024	975
Depreciation charged in the year	1,078
At 31 December 2024	2,053
Carrying amount	
At 31 December 2024	2,257
At 31 December 2023	2,925

4 Debtors

Amounts falling due within one year:	2024 £	2023 £
Other debtors	198,016	71,723

5 Creditors: amounts falling due within one year

	2024 £	2023 £
Corporation tax	7,455	7,985
Other taxation and social security	-	2,363
Other creditors	186,266	65,273
	193,721	75,621

6 Parent company

The parent company of 24 Exchange UK Limited is 24X Bermuda Limited and its registered office is c/o Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street, Hamilton, HM11, BERMUDA.

The Ultimate controlling party is 24X Bermuda Holdings LLC.

24X US HOLDINGS LLC
Financial Statements

December 31, 2024

24X US HOLDINGS LLC
DECEMBER 31, 2024

TABLE OF CONTENTS

24X US HOLDINGS LLC
BALANCE SHEET
DECEMBER 31, 2024

ASSETS

CURRENT ASSETS:		
Cash	**$**	**378,565**
TOTAL CURRENT ASSETS		**378,565**
OTHER ASSETS		
Due from parent and affiliates		**876,912**
TOTAL OTHER ASSETS		**876,912**
TOTAL ASSETS	**$**	**1,255,477**

LIABILITIES AND MEMBER'S DEFICIENCY

CURRENT LIABILITIES:		
Accrued expenses	**$**	**610,071**
Losses in excess of investment in wholly-owned subsidiary		**5,387,189**
TOTAL CURRENT LIABILITIES		**5,997,260**
TOTAL LIABILITIES		**5,997,260**
MEMBER'S DEFICIENCY:		
Member's deficiency		**(4,741,783)**
TOTAL MEMBER'S DEFICIENCY		**(4,741,783)**
TOTAL LIABILITIES AND MEMBER'S DEFICIENCY	**$**	**1,255,477**

See Accompanying Notes to Financial Statements – To be provided.

24X US HOLDINGS LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2024

REVENUE	**$ 5,196,248**
OPERATING EXPENSES:	
Office salaries and related costs	**4,908,150**
Office expense	**60,139**
Professional fees	**41,005**
Taxes	**4,388**
TOTAL OPERATING EXPENSES	**5,013,682**
INCOME FROM OPERATIONS	**182,566**
OTHER INCOME	
Interst income	**17,667**
TOTAL OTHER INCOME	**17,667**
OTHER EXPENSE	
Loss in equity of wholly-owned subsidiary	**1,540,279**
TOTAL OTHER EXPENSE	**1,540,279**
NET LOSS	**$ (1,340,046)**

See Accompanying Notes to Financial Statements – To be provided.

24X US HOLDINGS LLC
STATEMENT OF MEMBER'S DEFICIENCY
YEAR ENDED DECEMBER 31, 2024

Balance, January 1, 2024	$	(3,401,737)
Net loss		(1,340,046)
Balance, December 31, 2024	$	(4,741,783)

See Accompanying Notes to Financial Statements – To be provided.

24X US HOLDINGS LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:	
Net loss	$ **(1,340,046)**
Adjustments to reconcile net loss to net cash provided by operating activities:	
Loss in equity of wholly-owned subsidiary	**1,540,279**
Change in operating assets and liabilities:	
Accrued expenses	**435,397**
NET CASH PROVIDED BY OPERATING ACTIVITIES	**635,630**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net advances to affiliates	**(3,614,702)**
NET CASH PROVIDED BY FINANCING ACTIVITIES	**(3,614,702)**
NET DECREASE IN CASH	**(2,979,072)**
CASH, *beginning of year*	**3,357,637**
CASH, *end of year*	**$ 378,565**
Supplemental cash flow information:	
Cash paid for income taxes	$ **4,388**

See Accompanying Notes to Financial Statements – To be provided.

Exhibit D-5

24X ETP India Private Limited is inactive and has no financials for the fiscal year ending December 31, 2024.

24X National Exchange LLC
Date of filing: June 30, 2025
Date as of which the information is accurate: June 30, 2025

EXHIBIT I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

24X National Exchange LLC (the "**Exchange**") has been formed but has not commenced operations and does not yet have audited financial statements for any fiscal year. The unaudited financial statements for the Exchange are submitted as Exhibit I-1. The Exchange expects to provide audited financial statements by July 31, 2025.

24X NATIONAL EXCHANGE LLC
Financial Statements

December 31, 2024

24X NATIONAL EXCHANGE LLC
DECEMBER 31, 2024

TABLE OF CONTENTS

24X NATIONAL EXCHANGE LLC
BALANCE SHEET
DECEMBER 31, 2024

ASSETS

TOTAL ASSETS	**$**	**-**

LIABILITIES AND MEMBER'S DEFICIENCY

CURRENT LIABILITIES:		
Accrued expenses	**$**	**29,000**
Due to affiliate		**3,901,843**
Due to parent		**1,456,345**
TOTAL CURRENT LIABILITIES		**5,387,188**
TOTAL LIABILITIES		**5,387,188**
MEMBER'S DEFICIENCY:		
Member's deficiency		**(5,387,188)**
TOTAL MEMBER'S DEFICIENCY		**(5,387,188)**
TOTAL LIABILITIES AND MEMBER'S DEFICIENCY	**$**	**-**

See Accompanying Notes to Financial Statements – To be provided.

24X NATIONAL EXCHANGE LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2024

OPERATING EXPENSES:	
Professional fees	**813,385**
Office salaries and related costs	**695,503**
Technology expense	**25,090**
Office expense	**6,300**
TOTAL OPERATING EXPENSES	**1,540,278**
NET LOSS	**$ (1,540,278)**

See Accompanying Notes to Financial Statements – To be provided.

24X NATIONAL EXCHANGE LLC
STATEMENT OF MEMBER'S DEFICIENCY
YEAR ENDED DECEMBER 31, 2024

Balance, January 1, 2024	$	(3,846,910)
Net loss		(1,540,278)
Balance, December 31, 2024	$	(5,387,188)

See Accompanying Notes to Financial Statements – To be provided.

.

24X NATIONAL EXCHANGE LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Net loss	$	**(1,540,278)**
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Accrued expenses		**(43,282)**
NET CASH USED BY OPERATING ACTIVITIES		**(1,583,560)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net advances from affiliate		**887,756**
Net advances from parent		**695,804**
NET CASH PROVIDED BY FINANCING ACTIVITIES		**1,583,560**
NET DECREASE IN CASH		**-**
CASH, ***beginning of year***		**-**
CASH, ***end of year***	**$**	**-**

See Accompanying Notes to Financial Statements – To be provided.

24X National Exchange LLC
Date of filing: June 30, 2025
Date as of which the information is accurate: June 30, 2025

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. *Name.*
2. *Title.*
3. *Dates of commencement and termination of term of office or position.*
4. *Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)*

Directors of 24X National Exchange LLC ("24X Exchange")

The Board of Directors of 24X Exchange (the "Exchange Board") will be composed of at least seven directors. The Exchange Board shall consist of the Chief Executive Officer of 24X Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors and (C) Member Representative Directors to meet the following composition requirements: (1) the number of Non-Industry Directors, including at least one (1) Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors; (2) the number of Member Representative Directors shall be at least twenty percent (20%) of the Board; and (3) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker or dealer.

With the Commission's approval of the Exchange's Form 1 Application, 24X US Holdings LLC, as the sole LLC member of 24X Exchange, will appoint interim Directors of the Exchange Board (the "Interim Board") which will include interim Member Representative Director(s). Upon the appointment of the interim Directors by 24X US Holdings LLC, the Interim Board would meet the Exchange Board composition requirements set forth in the Limited Liability Company Agreement of 24X Exchange (the "Exchange LLC Agreement"). Prior to the commencement of operations as an exchange, 24X Exchange represents that it would complete the full nomination, petition, and voting processes set forth in the Exchange LLC Agreement, which would provide persons that are approved as Exchange Members (as that term is defined in the Exchange LLC Agreement) of 24X Exchange after the Approval Date with the opportunity to participate in the selection of Member Representative Directors as promptly as possible after the effective date of the revised Exchange LLC Agreement, and replace the Interim Board.

The following persons are directors of 24X Exchange:

Name	Classification	Term	Type of Business
Dmitri Galinov	Industry/Chief Executive Officer	From 2/25/25	Exchange Officer
[TBD]	Member Representative		
[TBD]	Member Representative		
Jose Marques	Non-Industry/Independent	From 2/25/25	Financial Professional
Ronald Levi	Non-Industry/Independent	From 2/25/25	Financial Professional
Daniel Lawrence	Non-Industry/Independent	From 2/25/25	Financial Professional
Howard Kramer	Non-Industry/Independent	From 2/25/25	Former Government and Legal Professional

Committees of 24X Exchange

24X Exchange anticipates that it will establish the Exchange Board committees listed below, each of which shall be comprised of at least three members:

Regulatory Oversight Committee

Name	Classification	Term	Type of Business
[TO BE PROVIDED]			

Appeals Committee

Name	Classification	Term	Type of Business
[TO BE PROVIDED]			

Member Nominating Committee

Name	Classification	Term	Type of Business
[TO BE PROVIDED]			

Nominating Committee

Name	Classification	Term	Type of Business
[TO BE PROVIDED]			

Officers of 24X Exchange

Officers shall serve until their successors are appointed by the Exchange Board in accordance with the Limited Liability Company Agreement of 24X Exchange. The current officers of 24X Exchange are listed below. With the Commission's approval the Exchange's Form 1 Application, it is expected that additional officers will be appointed.

Title	Name	Commencement Date	Termination Date
Dmitri Galinov	Chief Executive Officer		
Paul Adcock	Head of Equities		
David Sassoon	General Counsel		
Jeremy Sanchez	Chief Regulatory Officer		
Jason Woerz	Chief Operating Officer		

24X National Exchange LLC
Date of filing: June 30, 2025
Date as of which the information is accurate: June 30, 2025

EXHIBIT K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. *Full legal name;*
2. *Title or Status;*
3. *Date title or status was acquired;*
4. *Approximate ownership interest; and*
5. *Whether the person has control, a term that is defined in the instructions to this Form.*

24X US Holdings LLC ("**24X US Holdings**") directly owns 100% of 24X National Exchange LLC (the "**Exchange**"). 24X US Holdings exercises control over the Exchange pursuant to the Limited Liability Company Agreement of the Exchange. In turn, 24X Bermuda Holdings LLC ("**24X Bermuda Holdings**") directly owns 100% of 24X US Holdings. 24X Bermuda Holdings exercises control over 24X US Holdings pursuant to the Limited Liability Company Agreement of 24X US Holdings.

The following persons beneficially own approximately 5% or more of the issued and outstanding units of 24X Bermuda Holdings as of March 31, 2025:

Full legal name	Title or Status	Date title or status was acquired	Approximate ownership interest[1]	Control person
Dmitri Galinov[2]	Owner	November 19, 2021	41.18%	Yes
Standard Chartered UK Holdings Limited	Owner	November 19, 2021	6.37%	No
Point72 Ventures Investments, LLC	Owner	November 19, 2021	18.48%	No

The Exchange acknowledges that certain Unit holders' ownership of 24X Bermuda Holdings and voting rights currently exceed the ownership and voting limitations set forth in Section 9.2 of the 24X Bermuda Holdings LLC Agreement set forth in Exhibit C (the "Ownership and Voting Limitations") of this Form 1. Section 9.2(g) of the 24X Bermuda Holdings LLC Agreement addresses the Ownership and Voting Limitations for these Unit holders, and states that:

> Notwithstanding anything to the contrary:
>
> (i) Dmitri Galinov and his Related Persons shall have a temporary exemption from the limitation on ownership set forth in Section 9.2 above until nine (9) months after the date of approval by the SEC of 24X National Exchange's Form 1 application to register as a national securities exchange or until commencement of the operation of the national securities exchange, if later than nine (9) months. If Dmitri Galinov and his Related Persons do not comply with the ownership limitations in Section 9.2 within the applicable time period in the preceding sentence, then the Company shall redeem all of the Units the holding of which by Dmitri Galinov and/or his Related Persons results in a violation of Section 9.2 for a price per Unit, as applicable, equal to the Fair Market Value of such Units, as described in Section 9.2(f)(iii) as if it were a Transfer of Units.

[1] Ownership percentage is calculated based on the total number of Common Units, Seed-1 Preferred Units, Seed-2 (Non-Voting) Preferred Units, Seed-3 Preferred Units, Seed-4 Preferred Units, Series A-1 Preferred Units, and Series A-2 Preferred Units beneficially owned by each Unit holder as a percentage of the total number of Units of all such classes outstanding. As of June 30, 2025, there were 9,588,734 Common Units, 1,124,850 Seed-1 Preferred Units, 1,053,712Seed-2 (Non-Voting) Preferred Units, 571,655 Seed-3 Preferred Units, 681,106 Seed-4 Preferred Units, 3,221,285 Series A-1 Preferred Units, 1,191,021 Series A-2 Preferred Units, totaling 17,432,363 Units. All Voting Units vote together as a single class. Voting Units are defined in the 24X Bermuda Holdings LLC Agreement set forth Exhibit C as "any Units having general voting power in electing the Board of Managers or in taking any action of the Members under the Act, other applicable law or this Agreement. For all purposes hereof, all Common Units and Preferred Units except Series Seed-2 Units shall be deemed to be Voting Units, and each such Unit shall have one vote. Series Seed-2 Units and Non-Voting Units are not Voting Units."

[2] Dmitri Galinov owns 7,000,000 Common Units and 179,215 Seed-3 Preferred Units, for a total of 7,179,215 Units for all classes outstanding. Dmitri Galinov is a Related Person of KNG CAPITAL LLC, Tanya Nazarov-Kenneally, and Vladimir Nazarov. KNG CAPITAL LLC owns 320,616 Seed-1 Preferred Units, which represents 1.84% of all classes of outstanding Units. Tanya Nazarov-Kenneally owns 1794 Seed-3 Preferred Units, which represents 0.01% of all classes of outstanding Units. Vladimir Nazarov owns 7176 Seed-3 Preferred Units, which represents 0.04% of all classes of outstanding Units. Accordingly, on an aggregate basis, Dmitri Galinov, together with his Related Persons, owns 43.07% of the Units of all classes of outstanding Units.

(ii) Dmitri Galinov and his Related Persons shall have a temporary exemption from the voting limitations set forth in Section 9.2 above until nine (9) months after the date of approval by the SEC of 24X National Exchange's Form 1 application to register as a national securities exchange or until commencement of the operation of the national securities exchange, if later than nine (9) months, but only with respect to any vote regarding any merger, consolidation or dissolution of the Company or any sale of all or substantially all of the assets of the Company.

The Exchange understands that 24X Bermuda Holdings is considering a variety of approaches to ensure that it is in compliance with the Ownership and Voting Limitations. These approaches may include, but are not limited to, engaging in capital raising transactions that would have the effect of diluting existing ownership, thereby reducing existing Unit holders' ownership percentages and voting power. However, Section 9.2(g) of the 24X Bermuda Holdings LLC Agreement ensures that the Exchange will be in compliance with the Ownership and Voting Limitations within nine (9) months of the SEC's approval of the Exchange's application to register as a national securities exchange, or by commencement of the operation of the national securities exchange, if later than nine (9) months.

The Exchange undertakes, to the extent required, to file with the Commission an amendment to this Form 1 containing any documentation that would effect a change to the Exchange's rules.

24X National Exchange LLC
Date of filing: June 30, 2025
Date as of which the information is accurate: June 30, 2025

EXHIBIT M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. *Name;*

2. *Date of election to membership or acceptance as a participant, subscriber or other user;*

3. *Principle business address and telephone number;*

4. *If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);*

5. *Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary , trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and*

6. *The class of membership, participation or subscription or other access.*

The Exchange has not yet commenced operations, and currently has no Members.

24X National Exchange LLC
Date of filing: June 30, 2025
Date as of which the information is accurate: June 30, 2025

EXHIBIT N

Provide a schedule for each of the following:

1. *The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;*

2. *The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;*

3. *The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and*

4. *Other securities traded on the exchange, including for each the name of the issuer and a description of the security.*

The Exchange has not commenced operations and, therefore, it has no securities that are traded on the Exchange. Upon the effectiveness of its Form 1 Application for Registration as a National Securities Exchange, or shortly thereafter, the Exchange intends to accept for trading securities that are National Market System ("NMS") stocks, as defined by Regulation NMS Rule 600(b)(47). All such securities are registered under Section 12(a) of the Exchange Act. All securities traded on the Exchange will be admitted to trading pursuant to unlisted trading privileges. The Exchange does not intend to list securities on the Exchange.

Any class of securities admitted to unlisted trading privileges on the Exchange shall be eligible to become designated for trading on the Exchange during the Pre-Market Session, Core Market Session, Post-Market Session and/or the 24X Market Session.